División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235
Bolsas:
Teléfonos: (0243) 2401100 -

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
2401376 -
2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Rule 12g3-2 (b) File N° 82-4240

Caracas July 18th 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Leticia Level G.
Corporate Planning Manager
Fax N° 58-212-901-23-17
Phone : 58-212-901-22-45

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

Special Report in regard to implementation of the International Financial Reporting Standards (IFRS) at December 31, 2005 and 2004.

[Letterhead of Deloitte]

REPORT BY THE INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

We have carried out the audits of the consolidated balance sheets of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Affiliates** at December 31, 2005 and 2004, and of the consolidated associated income statements, of flows in equity accounts and of cash flows for the years then ended, and we issue our report according to the International Financial Reporting Standards (IFRS) dated February 24, 2006.

We have carried out our audits pursuant to the audit standards generally accepted in Venezuela, and therefore, it included the selective tests of the accounting records and those other audit procedures we deem necessary under the circumstances. Such assessment aimed at having an opinion about the basic financial statements taken as a whole.

The corresponding report detailing the result from our review is attached hereto as part of our audit and to comply with the requirements set forth by the National Securities and

Exchange Commission set forth in Resolution No.177-2005 of December 8, 2005 on the capacity of Issuer to comply with the periodicity demanded by the Regulatory Entity in the preparation of the financial information under the International Financial Reporting Standards (IFRS).

This report of **Manufacturas de Papel, C.A. (MANPA) S.A.C.A.** is only issued for the use of the National Securities and Exchange Commission; therefore, it should not be used for any other purpose.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo (signed) Illegible.

Public Accountant.

C.P.C. (Certified Public Accountant) No. 10171

C.N.V. No.S-796

Valencia – Venezuela, February 24, 2006 ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

Table of Content

	Page
I. CONCEPT FRAMEWORK	1
II. PROJECT TO IMPLEMENT THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)	1-3
III. CONCLUSIONS	3

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

SPECIAL REPORT

FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004

1. CONCEPT FRAMEWORK

A. Resolution No.177-2005 issued by the National Securities and Exchnage Commission on December 8, 2005

The aforementioned resolution sets forth in its numeral 4 as follows: "Those companies that decide to adopt the International Financial Reporting Standards (IFRS) and the International Accounting Standards (IAS) to present its financial information in the terms set forth in this Resolution, shall comply with the following conditions:

Presenting a broad review by the external audits which should include the following:

a. Financial standards determined by Independent Public Accountants.
b. Report or letter of control issued by the auditing firm to the Management, indicating also their opinion about the capacity of the Issuer to comply with the periodicity demanded by the regulating body.
c. Presenting the Minutes of the General Shareholders´ Meeting of the company approving the financial statements and the results from early adoption of the International Financial Reporting Standards (IFRS).

In addition, it shall be constantly presented the information in the terms specified in the Amendments to the Standards related to periodical or occasional Information that need to be provided by entities subject to control by the National Securities and Exchange Commission.

B. Adoption of the International Financial Reporting Standards (IFRS)

As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its meeting No.940 decided to early adopt the International Financial Reporting Standards (IFRS) to prepare and present consolidated financial statements for the year ended at December 31, 2005 as official information to comply with resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchanger Commission (CNV).

II. PROJECT TO IMPLEMENT THE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Corporate Vice-presidency of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. upon advice of our Firm prepared the Project "Implementation of the International Financial Reporting Standards (IFRS)" to be carried out in 5 stages, namely:

Stage I:

1. Launching:

a) Appointment of the main team
b) Creation of working teams
c) Preparation of launching teams
d) Launching meeting and training of participants


4
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

Stage 2:

1. Analysis of the standards and systems

a) Preliminary analysis – corporate level

b) Training and familiarization of core team on each topic

c) Analysis through questionnaires, review of reports, specific analysis of transactions and complex transactions

d) Analysis of information systems

e) Reports of analysis on each topic

f) Work meetings

Stage 3:

1. Impact of the study

a) Simulation of main impacts

b) Selection of options by the Corporate Finance Vice-presidency based on simulations made

c) Preparation of reports

Stage 4:

1. Financial statements years 2005 and 2004

a) Preparation of the initial balance sheet at December 31, 2003

b) Preparation of the financial statements at December 31, 2004 and 2005

Stage 5:

1. Implementation within the group

a. Manual preparation of accounting

b. Widely reading of manual and general training

III. CONCLUSIONS

According to the reviewed information, the first four stages were carried out as planned. We were able to observe the appointment of a core team and the creation of working teams to devote to the analysis of the most important accounts on the financial statements.

One of the most important accounts that caught the attention of the majority of this project was the item property, plant and equipment about which staff meetings were held

with personnel from different plants and with independent appraisals, among other activities, to explain the scope of IFRS 16.

Documentation about analysis and relevant impact-sensitivity was observed for each principle through simulations made by teams, which were documented and further presented to the attention of the Board of Directors for its final approval.

Within the framework of the requirements demanded by the National Securities and Exchange Commission, the Company prepared the preliminary additional balance sheet consolidated at December 31, 2004 under IFRS, and later the preliminary additional balance sheet consolidated and preliminary additional income statement consolidated at September 30, 2005 under IFRS which due to the development and schedule of the aforementioned implementation plan did not include the impacts on the standards to the Company.

Then, in view of the decision by the Board of Directors, the analysis of each standard were completed and the consolidated financial statements at December 31, 2004 and 2005 were prepared, considering December 31, 2003 as transition date based on the accounting principles in effect at January 1, 2005.

The Company is carrying out stage 5 of the project, which consists of preparing the accounting manuals according to the International Financial Reporting Standards and the total spreading of such standards in the group.

Based on the information observed, the methodology used by the Company, the process carried out and the inquiries made, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. has the technical, managerial and organizational elements to comply with the periodical financial information demanded by the National Securities and Exchange Commission pursuant to the International Financial Reporting Standards.

Translator's Note:

At the upper right margin of the first page originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 April 27 AM

10:26. FILE RECEIVED." ---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 17th, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA





Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales



Informe Especial con relación a la implementación de las Normas Internacionales de Información Financiera (NIIF)

Al 31 de diciembre de 2005 y 2004



Deloitte.

Lara Marambio & Asociados
Torre Corp Banca, Piso 21,
Av. Blandín, La Castellana
Caracas 1060 - Venezuela

Tel: (58-212) 206 85 03
Fax: (58-212) 206 88 70
www.deloitte.com/ve

A la Junta Directiva de
Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Hemos efectuado las auditorías de los balances generales consolidados de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A.** al 31 de diciembre de 2005 y 2004, y de los estados conexos consolidados de resultados, de cambios en las cuentas de patrimonio y de flujos de efectivo por los años entonces terminados y emitimos nuestro informe bajo Normas Internacionales de Información Financiera (NIIF), con fecha 24 de febrero de 2006.

Efectuamos nuestras auditorías de acuerdo con normas de auditoría de aceptación general en Venezuela y, por consiguiente, incluyó las pruebas selectivas de los registros de contabilidad y aquellos otros procedimientos de auditoría que consideramos necesarios de acuerdo con las circunstancias. Dicho examen fue hecho con el propósito de formarnos una opinión sobre los estados financieros básicos tomados en su conjunto.

Como parte de nuestras pruebas de auditoría y para cumplir con los requerimientos de la Comisión Nacional de Valores, establecida en la Resolución N° 177-2005 de fecha 8 de diciembre de 2005, en cuanto a la capacidad del Emisor para cumplir con la periodicidad que le exige el Ente Regulador en la preparación de la información financiera bajo Normas Internacionales de Información Financiera (NIIF), se adjunta el informe correspondiente donde se detalla el resultado de nuestra revisión.

Este informe de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A.** se emite únicamente para el uso de la Comisión Nacional de Valores, por lo tanto, no debe ser usado para ningún otro propósito.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo
Contador Público
C.P.C. N° 10.171
C.N.V. N° S–796

Venezuela, 24 de febrero de 2006

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Y FILIALES

TABLA DE CONTENIDO

		Páginas
I.	MARCO CONCEPTUAL	1
II.	PROYECTO DE IMPLEMENTACIÓN DE LAS NORMAS INTERNACIONALES DE INFORMACIÓN FINANCIERA	1-3
III.	CONCLUSIONES	3

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

INFORME ESPECIAL
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 Y 2004

I. MARCO CONCEPTUAL

A. Resolución N° 177-2005 emitida por la Comisión Nacional de Valores en fecha 8 de diciembre de 2005

La mencionada resolución establece en su numeral 4 lo siguiente:"Aquellas sociedades que decidan adoptar las Normas Internacionales de Información Financiera (NIIF'S) y las Normas Internacionales de Contabilidad (NIC's) para la presentación de su información financiera, en los términos contenidos en la presente Resolución, deberán cumplir las siguientes condiciones:

Presentar la revisión ampliada por parte de los auditores externos, contentiva de lo siguiente:

a. Estados financieros dictaminados por Contadores Públicos Independientes.

b. Informe o carta de control emitida por la firma de auditores a la Gerencia, donde se indique además su opinión sobre la capacidad del Emisor para cumplir con la periodicidad que le exige el entre regulador.

c. Presentar Acta de Asamblea General de Accionistas de la Sociedad Mercantil, que apruebe los estados financieros y los resultados, con la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF's).

Adicionalmente a ello, deberán continuar presentado trimestralmente la información en los términos indicados en la Reforma de las Normas Relativas a la Información Periódica u ocasional que deben Suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores".

B. Adopción de las Normas Internacionales de Información Financiera (NIIF'S)

Con fecha 2 de diciembre de 2005, la Junta Directiva de Manufacturas de papel, C.A. (MANPA) S.A.C.A. en su sesión N° 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones N° 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

II. PROYECTO IMPLEMENTACIÓN DE LAS NORMAS INTERNACIONALES DE INFORMACIÓN FINANCIERA

La Vicepresidencia Corporativa de Finanzas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., mediante la asesoría de nuestra Firma, prepararon el Proyecto "Implementación de las Normas Internacionales de Información Financiera (NIIF)" concebido para ser llevado a cabo en 5 fases, a saber:

Fase 1:


RECIBIDO

1. Lanzamiento:

    a. Nombramiento del equipo central

    b. Creación de los equipos de trabajo

    c. Preparación de reuniones de lanzamiento

    d. Reunión de lanzamiento y entrenamiento de participantes

Fase 2:

1. Análisis de las normas y sistemas

    a. Análisis preliminar – nivel corporativo

    b. Entrenamiento y familiarización del equipo central sobre cada tema

    c. Análisis a través de cuestionarios, revisión de reportes, análisis específico de trasacciones y operaciones complejas

    d. Análisis de los sistemas de información

    e. Reportes de análisis sobre cada tema

    f. Reuniones de trabajo

Fase 3:

1. Impacto del estudio

    a. Simulación de los impactos principales

    b. Selecciones de opciones por parte de la Vicepresidencia Corporativa de Finanzas con base en las simulaciones realizadas

    c. Elaboración de reportes

Fase 4:

1. Estados financieros años 2005 y 2004

    a. Preparación del balance general inicial al 31 de diciembre de 2003

    b. Preparación de los estados financieros al 31 de diciembre de 2004 y 2005

Fase 5:

1. Implementación dentro del grupo

   a. Preparación manual de contabilidad

   b. Difusión del manual y entrenamiento general

III. CONCLUSIONES

De acuerdo con la información revisada, las primeras cuatro fases se llevaron a cabo tal como se había planeado, pudimos observar el nombramiento de un equipo central y la creación de equipos de trabajo para abocarse al análisis de las cuentas más importantes de los estados financieros.

Una de las cuentas más importantes y que llevó la atención mayoritaria de este proyecto fue el rubro de propiedades, planta y equipo, sobre el cual entre otras actividades se efectuaron reuniones de trabajo con personal de las diferentes plantas y con los tasadores independientes para explicarles el alcance de la NIC 16.

Se observó documentación sobre los análisis e impacto-sensibilidad relevantes sobre cada principio a través de la realización de simulaciones ejecutadas por los equipos, las cuales fueron documentadas, y posteriormente llevadas a la atención de la junta directiva para su aprobación final.

Dentro del marco de los requerimientos exigidos por la Comisión Nacional de Valores, la Compañía preparó el balance general adicional preliminar consolidado al 31 de diciembre de 2004 bajo NIIF, y posteriormente el balance general adicional preliminar consolidado y estado de resultados preliminar adicional consolidado al 30 de septiembre de 2005 bajo NIIF, los cuales por el desarrollo y cronograma del plan de implementación indicado arriba, no contenían todos los impactos de las normas que afectaban a la Compañía.

Posteriormente ante la decisión de la Junta Directiva de la Compañía, se completaron los análisis de cada norma y se prepararon los estados financieros consolidados al 31 de diciembre de 2004 y 2005, considerando como fecha de transición el 31 de diciembre de 2003, con base en los principios de contabilidad vigentes al 1 de enero de 2005.

La Compañía está ejecutando la fase cinco del proyecto, la cual consiste en elaborar los manuales de contabilidad de acuerdo con las Normas Internacionales de Información Financiera y la difusión total de tales normas en el grupo.

Con base en la información observada, la metodología seguida por la Compañía, el proceso llevado a cabo y las indagaciones realizadas, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. cuenta con elementos técnicos, gerenciales y organizacionales para cumplir con la información financiera periódica exigida por la Comisión Nacional de Valores de conformidad con las Normas Internacionales de Información Financiera.

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA] Caracas, March 31, 2006

Citizen

President of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

This aims at informing you that the Board of Directors of my principal, in its meeting No.943 on this same date, decided to call a General Shareholders´ Meeting for April 21, 2006 in order to consider decreeing an ordinary cash dividend of Twelve Bolivars (Bs.12.00) per share, under the terms and conditions that will be subject to the consideration of said Meeting, delegating to the Board of Directors the powers to set the registry date (limit date of transaction with benefit) and payment date (effective date of registration with benefit).

Likewise, we attach hereto the text of the notice to the aforementioned General Shareholders´ Meeting that will be published in national newspapers.

In view of the foregoing items, we attach hereto the following documents:

- Consolidated Financial Statements, year ended at December 31, 2005
- Report by the Statutory Auditors
- Proposals to be presented to the Board of Directors
- Movements to Equity Accounts

We make this notification in order to comply with the provisions set forth by the National Securities and Exchange Commission in its Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 dated August 24, 2004 and with the provisions set forth in Article 113 of the Capital Market Law.

Having no further matter to discuss,

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

Chairman.

Enclose as indicated. ---

[Letterhead of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

NOTICE

Company shareholders are called for the General Shareholder's Meeting to be held on April 21, 2006 at 11:00 a.m. in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, aimed at:

1. Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2005 prepared under the International Accounting Standards (IAS) adopted by the company pursuant to the Resolutions by the National Securities and Exchange numbers 157-2004 and 177-2005 in view of the reports by the Board of Directors and the Statutory Auditors.
2. Appointing the members of the Board of Directors for the next statutory period.
3. Considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) for a year. If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance.

4. Considering and resolving about an authorization project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) per year. If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient.

5. Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders.

Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the management report of the Board of Directors, the report by the Board of Directors about compliance with Corporate Governance Principles adopted by the National Securities and Exchange Commission as well as the other documents related herein have been at their disposal at the company premises from April the 1st, 2006.

Caracas, April 16, 2006.

For the BOARD OF DIRECTORS.

For the BOARD OF DIRECTORS

CARLOS DELFINO T. (signed) Illegible.

Chairman. --

[Logotype of MANPA]

GENERAL SHAREHOLDERS´ MEETING

APRIL 21, 2006

PROPOSALS

THIRD ITEM OF THE NOTICE.- It is submitted to the Shareholders' Meeting the project to issue Unsecured Bonds to be offered to the public up to an amount of FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in U.S. dollars (US$) per year. Likewise, the Board of Directors was delegated by the Shareholder's Meeting, for a term not longer than two (2) years, the broadest powers to

negotiate, set and establish all the conditions and terms of issuance, among others: amount of issuance within the limit established in the present Shareholder's Meeting, terms, collaterals, if the case may be, and in general, to set all the characteristics or conditions of issuance, pursuant to the Capital Market Law, the Standards of the National Securities and Exchange Commission and the applicable provisions of the Code of Commerce. Likewise, the Board of Directors was authorized to delegate such powers on the people it deems convenient. Venezolano de Crédito, S.A. Banco Universal was proposed by the Shareholder's Meeting as Common Representative of Bondholders and with a remuneration of up to TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00) per year.

FOURTH ITEM OF THE NOTICE - It is proposed to the Shareholder's Meeting to authorize the Board of Directors to issue Commercial Papers up to an amount of FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in U.S. dollars (US$) to be issued in one or more series. Likewise, it is herein proposed to the Shareholder's Meeting to delegate the broadest powers to the Board of Directors to negotiate, set and establish all the conditions and terms of each series comprising issuance, the number, identification and amount of each series of such issuance, the par value of securities, their maturity date, place and payment term, placement price, discount rate or premium and the annual or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collateral, if necessary, and in general, all the aspects related to issuance. Likewise, authorizing the Board of Directors to carry out all the acts, management and formalities necessary to carry out such issuance. The Board of Directors was also authorized to delegate the aforementioned powers on people it deems convenient, to appoint both the people who will undersign the authorization request before the National Securities and Exchange Commission and the people who will execute the bonds of Commercial Papers. Likewise, it was established as remuneration of the common representative of holders of Commercial Papers the amount of up to TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00).

FIFTH ITEM OF THE NOTICE – Agreeing upon decreeing a dividend to be allocated by shareholders. It is herein proposed to decree an ordinary cash dividend of twelve

bolivars (Bs.12.00) per share for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed earnings at December 31, 2005 in favor of shareholders registered the fifth business day (limit transaction date with benefit) following the publication in two (2) newspapers of major national circulation of the notice of dividends, payable form the fifth business day following this last date (effective date of registering the benefit). Payment should be made during the present year, in one sole portion.

Likewise, it is requested to the Board of Directors setting the registry and payment dates to shareholders of the dividend agreed upon.

(signed) Illegible. --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

BALANCE SHEET AT DECEMBER 31, 2005

(Stated in thousand Bs.)

ASSETS	
CURRENT ASSETS:	
Cash and cash equivalents	14,928,807
Investments available for sale	8,816,776
Bills and accounts receivable - net	113,498,482
Advances to suppliers and others	3,520,063
Inventory - net	54,489,286
Expenses paid in advance	584,827
Total current assets	195,838,241
INVESTMENTS IN AFFILIATES - net	30,037,021
PROPERTY, PLANT AND EQUIPMENT - Net	393,717,528
TOTAL	619,592,790
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDER'S EQUITY	
CURRENT LIABILITIES:	

Promissory notes and bank overdrafts	47,019,985
Current portion of obligations and commercial papers	2,946,531
Accounts payable	71,537,100
Dividends payable	8,733,509
Accumulated expenses payable	6,522,471
Taxes payable	1,958,308
Deferred taxes	51,522,348
Total current liabilities	190,240,252
PROVISION FOR SENIORITY PAYMENT	6,786,480
Total liabilities	197,026,732
SHAREHOLDER'S EQUITY – as per attached financial statement	422,592,790
TOTAL	619,592,790

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

INCOME STATEMENT

FOR THE YEAR ENDED AT DECEMBER 31, 2005

(Stated in thousand bolivars except Net income per share)

NET SALES	368,752,677
SALES COST	282,789,536
GROSS INCOME	85,963,141
SALES EXPENSES	28,889,432
OVERHEADS AND ADMINISTRATIVE EXPENSES	16,731,899
	45,621,331
OPERATING INCOME	40,341,810
OTHER INCOME (DISBURSEMENTS):	
Loss from swap transactions with securities	(3,671,665)
ADR Commissions	(505,370)
Bank debit tax	(3,058,535)
Others –net	(563,217)
	(7,798,787)

INTEGRAL FINANCING INCOME (COST):	
Interests expenses	(4,422,847)
Interests on temporary investments	678,654
Exchange differences – net	3,867,347
	123,154
INCOME BEFORE TAXES	32,666,177
TAX PROVISION	
Income tax	(3,171,408)
INCOME BEFORE PARTICIPATION IN THE RESULTS FROM SUBSIDIARIES AND AFFILIATE	35,837,585
PARTICIPATION IN RESULTS FROM SUBSIDIARIES AND AFFILIATES	677
NET INCOME	35,838,2

(Next there is the Statement of movements in equity accounts for the year ended at December 31, 2005) --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MOVEMENT OF UNDISTRIBUTED RETAINED EARNINGS

(stated in thousand bolivars)

	Retained earnings
	Undistributed
BALANCES AT DECEMBER 31, 2004	237,211,354
Cash dividends	(45,880,188)
Net income	35,838,262
BALANCES AT DECEMBER 31, 2005	227,169,428
Dividends suggested by the Board of Directors of MANPA at March 31, 2005 (Bs.12 per share)	27,528,113
	119,641,315

Caracas, March 10, 2006.

Messrs.

Shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.


INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

Present

Dear Sirs;

As statutory auditors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A appointed by the General Shareholder's Meeting dated March 17, 2005 we have examined the Consolidated Balance Sheet of Manufacturas de Papel, C.A. (MANPA) S.A.C.A and affiliates at December 31, 2005 and the Consolidated Income Statement for the term comprised between January the 1st and December 31st, 2005.

Our review included the analysis of the Financial Statements, periodical interviews with company executives and other procedures we deemed necessary according to the circumstances. We also reviewed the Consolidated Balance Sheet, the associated Income Statements, and Movements in equity accounts and the Cash flows of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and affiliates as per the reports by the External Auditors of the Company as of February 24, 2006 which shall be considered together with this report.

In our opinion, the aforementioned financial statements fairly present the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A and affiliates at December 31, 2005 and the results from its operations for the term ended on that date, pursuant to the International Standards for Financial Information (ISFI) early adopted by the company in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV is its abbreviation in Spanish).

The International Accounting Standards (IAS) includes the International Standards for Financial Information (ISFI), the International Accounting Standards (IAS), Interpretations by the Permanent Interpreting Commission (PIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued y the International Accounting Standards Board (IASB) all of which are effective for the fiscal years beginning at January 1, 2005.

We thus comply with our task you asked us to carry out.

Sincerely,

Jacobo J. Cohén R. (signed) Illegible

Main Statutory Auditor


INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ

"C. Admon." (sic.) 12915

Claudia Valencia (signed) Illegible

Main Statutory Auditor

"C. Admon." (sic.) 35909 --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED BALANCE SHEET

FOR THE YEAR ENDED AT DECEMBER 31, 2005

(Stated in thousand bolivars)

	2005
ASSETS	
NON-CURRENT ASSETS:	
Property, plant and equipment - net	432,900,402
Participation in partnerships and joint businesses	1,040,,295
Total non-current assets	433,940,697
CURRENT ASSETS:	
Expenses paid in advance	1,111,934
Inventory	57,511,130
Advances to suppliers	3,520,063
Bills and accounts receivable - net	95,337,271
Available investment for sale	8,816,776
Cash and cash equivalents	16,111,833
Total current assets	182,409,007
TOTAL	616,349,704
SHAREHOLDERS' EQUITY AND LIABILITIES	
SHAREHOLDERS' EQUITY	
Capital stock	69,632,690
Accumulated result from translating of affiliate and joint businesses abroad	206,308
Retained earnings:	



Legal reserve	6,963,269
Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or of its affiliates	119,593,551
Undistributed	227,169,429
Non-realized result on investments	(999,188)
Total shareholders´ equity	422,566,059
NON-CURRENT LIABILITIES:	
Provision for seniority payment, net of long-term advance payments	3,572,106
Deferred income tax	54,549,608
Total non-current liabilities	58,549,608
CURRENT LIABILITIES:	
Provision for seniority payment, net of short-term advance payments	3,869,781
Commercial payments	2,946,531
Short-term loans	47,019,985
Dividends payable	8,733,509
Income tax payable	293,748
Accounts payable	72,798,377
Total current liabilities	135,661,931
Total liabilities	193,783,645
TOTAL	616,349,704

Jacobo J. Cohén R. (signed) Illegible

Main Statutory Auditor

"C. Admon." (sic.) 12915

Claudia Valencia (signed) Illegible

Main Statutory Auditor

"C. Admon." (sic.) 35909 --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES


INTERPRETE
PÚBLICO
JUDITH X. HERNANDEZ MORA

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED AT DECEMBER 31, 2005

(Stated in thousand bolivars, except for net income per share)

	2005
Sale income	375,060,280
Sales cost	284,444,405
Gross income	90,615,875
Costs and expenses:	
Sales expenses	30,939,453
Overheads and administrative expenses	18,985,181
	49,924,634
Operating income	40,691,124
Participation in results from joint businesses	(919,621)
Financial costs	(4,664,484)
Financial income	678,654
Exchange differences – net	3,565,400
Loss from swap transactions with securities	(3,671,665)
Other income (disbursements):	
ADR commissions	(530,370)
Bank debit tax	(3,089,757)
Others – net	(623,152)
	(9,229,995)
Income before taxes	31,461,246
Income tax	4,377,017
Net earnings	35,838,263
Net earnings per share	
Basic	15.62
Diluted	15.62

Translator's Note:

At the upper right margin of each of the pages of the document in Spanish there is the seal of the National Securities and Exchange Commission. --------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 21st, 2006.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE YEAR ENDED AT DECEMBER 31, 2005

(Stated in thousand bolivars)

			Retained Earnings				
	Capital Stock	Accrued results from translation of subsidiary and joint business	Legal Reserve	Updated Net Balance of Retained Earnings for the sole use of payment of share dividends of the Company and subsidiaries	of retained earnings	Non-realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2004	69,632,690	28,224	6,963,269	119,593,551	237,211,354	156,935	433,586,023
Net income	-	-	-	-	35,838,262	-	35,838,262
Reasonable value of investments available for sale	-	-	-	-	-	(1,156,123)	(1,156,123)
Cash dividends	-	-	-	-	(45,880,188)	-	(45,880,188)
Result from translation	-	178,084	-	-	-	-	178,084
BALANCES AT DECEMBER 31, 2005	69,632,690	206,308	6,963,269	119,593,551	227,169,428	(999,188)	422,566,058

Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Avenida Francisco de Miranda,
Torre Country Club,
Chacaito, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venez
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 31 de marzo de 2006

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

La presente tiene como finalidad informarles que la Junta Directiva de mi representada, en su reunión N° 943 de esta misma fecha, decidió convocar a una Asamblea General Ordinaria de Accionistas para día 21 de abril de 2006 , con el objeto de considerar un decreto de dividendo ordinario en efectivo de Doce Bolívares (Bs. 12,oo) por acción, en los términos y condiciones que serán sometidos a la consideración de la misma, delegando en la Junta Directiva la facultad de establecer las fechas de registro (fecha límite de transacción con beneficio) y de pago (fecha efectiva de registro del beneficio).

Asimismo, acompañamos a la presente texto de la convocatoria para la Asamblea General Ordinaria antes mencionada que será publicada en la prensa nacional.

A efectos de los puntos anteriores, anexamos los siguientes documentos:

- ✓ Estados Financieros Consolidados, año terminado el 31 de diciembre de 2005.
- ✓ Informe de los Comisarios
- ✓ Proposiciones que presentará la Junta Directiva.
- ✓ Movimientos en las Cuentas del Patrimonio

Notificación que hacemos a objeto de dar cumplimiento con lo establecido por la Comisión Nacional de Valores en su Resolución N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004 y con lo estipulado en el Artículo 113 de la Ley de Mercado de Capitales.

Sin otro particular a que hacer referencia, quedo de ustedes.

Atentamente,
MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

anexo lo indicado

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venez
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Ordinaria de Accionistas** que se efectuará el **día 21 de abril de 2006, a las 11:00 a.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2005, elaborados bajo las Normas Internacionales de Información Financiera (NIIF's), adoptadas por la compañía, conforme a las Resoluciones de la Comisión Nacional de Valores Nos. 157-2004 y 177-2005, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario.

3° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.

4° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.

5° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, el Informe de la Gestión de la Junta Directiva, el informe de la Junta Directiva sobre cumplimiento de los Principios de Gobierno Corporativo adoptados por la Comisión Nacional de Valores y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 1° de abril de 2006.

Caracas, 16 de abril de 2006

Por LA JUNTA DIRECTIVA

CARLOS DELFINO T.
Presidente


MANPA

ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS
21 DE ABRIL DE 2006

PROPOSICIONES

TERCER PUNTO DE LA CONVOCATORIA.- Se propone a la Asamblea el proyecto para emitir Obligaciones Quirografarias para ser ofrecidas al público hasta por un monto máximo de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) por año. Igualmente, se propone a la Asamblea delegar, por un plazo no mayor de dos (2) años, en la Junta Directiva de la compañía las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley de Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código de Comercio que les sean aplicables. Asimismo, se propone autorizar a la Junta Directiva para delegar dichas facultades en las personas que considere convenientes. Igualmente, se propone a la Asamblea que nombre como Representante Común de los Obligacionistas al Venezolano de Crédito, S.A. Banco Universal y que su remuneración sea fijada hasta en un máximo de VEINTICINCO MILLONES DE BOLIVARES (Bs. 25.000.000,oo) por año.

CUARTO PUNTO DE LA CONVOCATORIA.- Se propone a la Asamblea autorice a la Junta Directiva para emitir Papeles Comerciales hasta por la cantidad de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) por año para ser emitidos en una o varias series. Igualmente, se propone a la Asamblea delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como autorizar a la Junta Directiva a realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión. Asimismo, se propone a la Asamblea autorizar a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se propone a la Asamblea que la




MANPA

remuneración del Representante Común de los Papeles Comerciales, sea fijada hasta en un máximo de VEINTICINCO MILLONES DE BOLIVARES (Bs. 25.000.000,oo) por año.

QUINTO PUNTO DE LA CONVOCATORIA.- Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo ordinario en efectivo de Doce Bolívares (Bs. 12,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2005, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). El pago debe efectuarse durante el presente año, en una porción.

Igualmente, se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo acordado.

Carlos Rufino

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

BALANCE GENERAL, 31 DE DICIEMBRE DE 2005

(Expresados en miles de bolívares)

ACTIVO	
ACTIVO CIRCULANTE:	
Efectivo y equivalentes de efectivo	14.928.807
Inversiones disponibles para la venta	8.816.776
Efectos y cuentas por cobrar - neto	113.498.482
Anticipos a proveedores y otros	3.520.063
Inventarios - neto	54.489.286
Gastos pagados por anticipado	584.827
Total activo circulante	195.838.241
INVERSIONES EN AFILIADAS - Neto	30.037.021
PROPIEDADES, PLANTA Y EQUIPO - Neto	393.717.528
TOTAL	619.592.790
PASIVO, INTERESES MINORITARIOS Y PATRIMONIO	
PASIVO CIRCULANTE:	
Pagarés y sobregiros bancarios	47.019.985
Porción circulante de obligaciones y papeles comerciales	2.946.531
Cuentas por pagar	71.537.100
Dividendos por pagar	8.733.509
Gastos acumulados por pagar	6.522.471
Impuestos por pagar	1.958.308
Impuesto diferidos	51.522.348
Total pasivo circulante	190.240.252
APARTADO PARA PRESTACIONES DE ANTIGÜEDAD	6.786.480
Total pasivo	197.026.732
PATRIMONIO - Según estado financiero adjunto	422.566.058
TOTAL	619.592.790

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

ESTADO DE RESULTADOS

POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2005

(Expresados en miles de bolívares, excepto utilidad neta por acción)

VENTAS NETAS	368.752.677
COSTO DE VENTAS	282.789.536
UTILIDAD BRUTA	85.963.141
GASTOS DE VENTAS	28.889.432
GASTOS GENERALES Y ADMINISTRATIVOS	16.731.899
	45.621.331
UTILIDAD EN OPERACIONES	40.341.810
OTROS INGRESOS (EGRESOS):	
Pérdida en operaciones de permuta con titulos valores	(3.671.665)
Comisiones ADR	(505.370)
Impuesto al débito bancario	(3.058.535)
Otros - neto	(563.217)
	(7.798.787)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:	
Intereses gastos	(4.422.847)
Intereses sobre inversiones temporales	678.654
Diferencias en cambio - neto	3.867.347
	123.154
UTILIDAD ANTES DE IMPUESTOS	32.666.177
PROVISION PARA IMPUESTOS	
Impuesto sobre la renta	(3.171.408)
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	35.837.585
PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	677
UTILIDAD NETA	35.838.262



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

ESTADO DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2005
(Expresados en miles de bolívares)

	Capital social	Resultado acumulado por traducción de filial y negocios conjuntos	Utilidades Retenidas			Resultado no realizado en inversiones	Total patrimonio
			Reserva legal	Saldo neto actualizado de utilidades retenidas para uso único pagos de dividendos en la acciones de la Compañía y sus subsidiarias	de utilidades retenidas		
SALDOS AL 31 DE DICIEMBRE DE 2004	69.632.690	28.224	6.963.269	119.593.551	237.211.354	156.935	433.586.023
Utilidad neta	-	-	-	-	35.838.262	-	35.838.262
Valor razonable de inversiones disponibles para la venta						(1.156.123)	(1.156.123)
Dividendos en efectivo	-	-	-	-	(45.880.188)		(45.880.188)
Resultado por traducción		178.084					178.084
SALDOS AL 31 DE DICIEMBRE DE 2005	69.632.690	206.308	6.963.269	119.593.551	227.169.428	(999.188)	422.566.058

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MOVIMIENTO DE LAS GANANCIAS RETENIDAS NO DISTRIBUIDAS

(Expresados en miles de bolívares)

	Utilidades Retenidas No distribuidas
SALDOS AL 31 DE DICIEMBRE DE 2004	237.211.354
Dividendos en efectivo	(45.880.188)
Utilidad neta	35.838.262
SALDOS AL 31 DE DICIEMBRE DE 2005	227.169.428
Dividendo propuesto por la Junta Directiva de MANPA el 31 de marzo de 2005 (Bs. 12 por acción)	27.528.113
	199.641.315



Caracas, 10 de Marzo de 2006.

Señores
Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Presente

Estimados señores:

Como comisarios de la compañía Manufacturas de Papel, C.A. (MANPA) S.A.C.A. nombrados según Asamblea General Ordinaria de Accionistas de fecha 17 de marzo de 2005, hemos examinado el Balance General Consolidado de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2005 y el Estado Consolidado de Resultados del período comprendido entre el 1 de enero y el 31 de diciembre de 2005.

Nuestro examen incluyó el análisis de los Estados Financieros, entrevistas periódicas con los ejecutivos de la compañía y otros procedimientos que consideramos necesarios de acuerdo con las circunstancias. Revisamos también el Balance General Consolidado, los Estados conexos de Resultados, Movimiento en las cuentas de Patrimonio y Flujos de Efectivo de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales, según informe de los Auditores Externos de la Compañía de fecha 24 de febrero de 2006, el cual debe ser considerado conjuntamente con este informe.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente la situación financiera de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2005, y los resultados de sus operaciones por el período terminado en esta fecha, de conformidad con las Normas Internacionales de Información Financiera (NIIF) adoptadas anticipadamente por la compañía en cumplimiento con las Resoluciones Nº 157-2004 y 177- 2005, emitidas por la Comisión Nacional de Valores (CNV).

Las Normas Internacionales de Información Financiera (NIIF) incluye las Normas Internacionales de Información Financiera (NIIF), las Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (IFRIC), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB) que son efectivas para los ejercicios que comenzaron el 01 de enero de 2005.

Dejamos así cumplida la misión que sirvieron confiarnos, les damos las gracias y plácenos despedirnos de ustedes.

Atentamente,

Jacobo J. Cohén R.
Comisario Principal
C.Admón. 12.915

Claudia Valencia
Comisario Principal
C.Admón. 35.909

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDAD0
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2005
(Expresados en miles de bolívares)

	2005
ACTIVO	
ACTIVO NO CORRIENTE:	
Propiedades, planta y equipo - neto	432.900.402
Participaciones en asociadas y negocios conjuntos	1.040.295
Total activo no corriente	433.940.697
ACTIVO CORRIENTE:	
Gastos pagados por anticipado	1.111.934
Inventarios	57.511.130
Anticipos a proveedores	3.520.063
Efectós y cuentas por cobrar - neto	95.337.271
Inversiones disponibles para la venta	8.816.776
Efectivo y equivalentes de efectivo	16.111.833
Total activo corriente	182.409.007
TOTAL	616.349.704
PATRIMONIO Y PASIVO	
PATRIMONIO:	
Capital social	69.632.690
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior	206.308
Utilidades retenidas:	
Reserva legal	6.963.269
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias	119.593.551
No distribuidas	227.169.429
Resultado no realizado en inversiones	(999.188)
Total patrimonio	422.566.059
PASIVO NO CORRIENTE:	
Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo	3.572.106
Impuesto sobre la renta diferido	54.549.608
Total pasivo no corriente	58.121.714
PASIVO CORRIENTE:	
Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo	3.869.781
Papeles comerciales	2.946.531
Préstamos a corto plazo	47.019.985
Dividendos por pagar	8.733.509
Impuesto sobre la renta por pagar	293.748
Cuentas por pagar	72.798.377
Total pasivo corriente	135.661.931
Total pasivo	193.783.645
TOTAL	616.349.704

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Claudia Valencia

Claudia Valencia
Comisario Principal
C. Admón. 35.909

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES
ESTADO CONSOLIDADO DE RESULTADOS
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2005
(Expresados en Miles de Bolívares, Excepto Utilidad Neta Por Acción)

	2005
Ingresos por ventas	375.060.280
Costo de ventas	284.444.405
Utilidad bruta	90.615.875
Costos y gastos:	
Gastos de ventas	30.939.453
Gastos generales y administrativos	18.985.181
	49.924.634
Utilidad en operaciones	40.691.241
Participación en resultados de negocios conjuntos	(919.621)
Costos financieros	(4.664.484)
Ingresos financieros	678.654
Diferencias en cambio - neto	3.565.400
Pérdida en operaciones de permuta con títulos valores	(3.671.665)
Otros ingresos (egresos):	
Comisiones ADR	(505.370)
Impuesto al débito bancario	(3.089.757)
Otros - neto	(623.152)
	(9.229.995)
Utilidad antes de impuestos	31.461.246
Impuesto sobre la renta	4.377.017
Utilidad neta	35.838.263
Utilidad neta por acción:	
Básica	15,62
Diluida	15,62

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Claudia Valencia
Comisario Principal
C. Admón. 35.909


INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--------------------------------

[Letterhead of MANPA]

Caracas, April 21, 2006.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

Dear sirs:

Pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 of August 24, 2004 we address you to inform you that the General Shareholders´ Meeting as of April 21, 2006 approved decreeing an ordinary cash dividend amounting to Twelve Bolivars (Bs.12.00) per share and delegated to the Board of Directors the setting of both the registry and payment dates.

Likewise, the Board of Directors in its meeting No.944 of this same date resolved to set the registry and payment dates of the aforementioned dividend, which will be paid from May 8, 2006 (effective date of registry with benefit) to those shareholders registered on April 28, 2006 (limit date of transaction with benefit).

The dividend advertisement will be published in two (2) newspapers of national circulation on April 23, 2006.

Attached hereto you will find the following documents:

- Project of the advertisement of payment of dividend.

- Certification of the Minutes of General Shareholders´ Meeting dated April 21, 2006.
- Certification of the Minutes of the Board of Directors No.944 dated April 21, 2006.
- Publication of the Notification of Shareholders´ Meeting

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

Chairman. --

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.944 dated April 21, 2006 decided to set the record date and payment of dividends, giving effect to that approved as of April 21, 2006 by the General Shareholders' Meeting, which decreed an extraordinary cash dividend of Twelve Bolivars (Bs.12.00) per share, for each of the two thousand two hundred ninety-four million nine thousand four hundred twenty-four (2,294,009,424) shares comprising the current capital stock of this company, with charge against the Net income corresponding to the fiscal year ended at December 31, 2005 in favor of shareholders registered on the fifth business day following the publication of the notice in two (2) newspapers of major national circulation, that is, on April 28, 2006 (limit transaction date with benefit), payable on the fifth business day following that date, that is from May 8, 2006 (effective record date with benefit).

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities and Exchange Commission authorized the present publication pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 dated August 24, 2004.

Caracas, April 23, 2006. (signed) Illegible. --

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minutes herein below transcribed is a true and exact copy of its original, **General Shareholder's Meeting as of April 21, 2006** that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"As of today, at 11:00 a.m. of the Twenty-First (21st) day of April of the year Two Thousand Six (2006) there gathered the shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, as per notice issued in the newspapers El Universal and El Nacional, dated April 16, 2006 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital Paid-In Bs. 22,940,094,240.00 NOTIFICATION. "Shareholders of this company are hereby convened for a General Shareholders' Meeting to be held at 11:00 a.m., on April 21, 2006 in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes: 1) Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2005 prepared under the International Accounting Standards (IAS) adopted by the company pursuant to the Resolutions by the National Securities and Exchange numbers 157-2004 and 177-2005 in view of the reports by the Board of Directors and the Statutory Auditors. 2) Appointing the members of the Board of Directors for the next statutory period. 3) Considering and resolving

about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) for a year. If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance. 4) Considering and resolving about an authorization project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) per year. If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient. 5) Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders. Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the management report of the Board of Directors, the report by the Board of Directors about compliance with Corporate Governance Principles adopted by the National Securities and Exchange Commission as well as the other documents related herein have been at their disposal at the company premises from April the 1st, 2006. Caracas, April 16, 2006. For the BOARD OF DIRECTORS. CARLOS DELFINO T. Chairman."

There attended this meeting the shareholders listed at the bottom of this Minutes who represent **two thousand sixty-four million three hundred thirty thousand nine hundred sixty-four (2,064,330,964) shares**, that is, more than eighty-nine percent (89%) of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **First Item of the notice** – which was read out – that is, **considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2005 prepared under the International Accounting Standards (IAS) adopted by the company pursuant to the Resolutions by the National Securities and Exchange numbers 157-2004 and 177-2005 in view of the reports by the Board of Directors and the Statutory Auditors.** The company financial statements and the

consolidated financial statements as well as the management report by the Board of Directors which were read out and broadly commented were unanimously approved by the majority of the attending shareholders, except for the company Administrators who abstained from voting. Likewise, the Board of Directors read out the report about compliance with the Corporate Governance Principles adopted by the National Securities and Exchange Commission.

Immediately, the **Second Item of the notice** was considered, that is, *appointing the members of the Board of Directors for the next statutory period.* Nelly González used her right to speak and proposed appointing CARLOS DELFINO T., JUAN CARLOS CARPIO D., ALFREDO TRAVIESO P., GUSTAVO GOMEZ-RUIZ, ARNALDO AÑEZ D., ELENA DELFINO P., ALICIA M. PAPARONI M., CARLOS H. PAPARONI M., NELSON ISAMIT, CELESTINO MARTINEZ PEREZ and JULIO BUSTAMANTE, as **Main Members** of the Board of Directors, and ALBERTO DELFINO T., RICARDO DELFINO M., ARMANDO MARTINEZ M., GUILLERMO SALAS, MIGUEL CARPIO D., CARLOS SOTO-RIVERA, ALEJANDRO DELFINO T., FERNANDO PAPARONI M., FERNANDO MICALE, GUSTAVO PAPARONI S., and ANGEL J. RAMIREZ.

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Next, the **Third Item of the notice** was considered, that is, *considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) for a year. If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance.* Carlos Delfino T. used his right to speak and read out the following proposal from the Board of Directors: A project is proposed to the Shareholders´ Meeting to issue Unsecured Obligations to the public up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) for a year. Likewise, it is herein suggested to the Shareholders´ Meeting to delegate to the company Board of Directors, for a period no longer than two (2) years, the broadest powers to negotiate, set and establish all the terms and conditions of issuance, among others: amount of

issuance within the limit established in this Shareholders´ Meeting, terms, collaterals, if applies, and, in general, to define all characteristics and conditions of issuance pursuant to the Capital Market Law, the Standards of the National Securities and Exchange Commission and the applicable provisions of the Code of Commerce. Likewise, it is herein suggested to authorize the Board of Directors to delegate such powers on the people it deems convenient. It is herein suggested to the Shareholders´ Meeting to appoint Venezolano de Crédito, S.A. Banco Universal as Temporary Common Representative and its remuneration to be set to a maximum of yearly TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00).

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Next, the **Fourth Item of the notice** was considered, that is, *considering and resolving about an authorization project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) per year. If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient.* Carlos Delfino T. used his right to speak and read out the following proposal by the Board of Directors: It is herein suggested to the Shareholders' Meeting the project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) per year to be issued in one or several series. Likewise, it is suggested to the Shareholders´ Meeting to delegate to the Board of Directors the broadest powers to negotiate, set and establish all the conditions and terms of each series comprises in this issuance, the number, identification and amount of each series for each issuance, the par value of securities, their maturity date, place and payment term, placement price, discount rate or premium as well as the yearly or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collaterals, if the case may be, and in general, all matters related to issuance as well as to authorize the Board of Directors to carry out all the necessary acts, management and formalities necessary to carry out issuance.

Likewise, it is suggested to the Shareholders´ Meeting to authorize the Board of Directors to delegate to the people it deems appropriate the aforementioned powers, to appoint both the people who will subscribe the authorization request before the National Securities and Exchange Commission and the people who will sign the titles of the Commercial Papers. Likewise, it is suggested to the Shareholders´ Meeting that the remuneration of the Common Representative of Commercial Papers be set up to TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00) per year.

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Next, the **Fifth Item of the notice** was considered, that is, *agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders.* Carlos Delfino T. used his right to speak and read out the following proposal to the Board of Directors: agreeing upon an ordinary dividend to be allocated among shareholders. It is hereby proposed to decree an ordinary cash dividend of twelve (12) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2005 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in two (2) newspapers of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day following this latter date (effective date of registry with benefit). Payment should be made during this present year, In one sole portion.

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders and the Shareholders´ Meeting authorized the members of the Board of Directors so that any of them may file the corresponding participation to the Commercial Registry.

Having no further matter to discuss, it was signed, sealed and delivered after the list, the attending shareholders."

This certification is issued in the city of Caracas, on the Twenty-First (21st) day of April of the year Two Thousand Six (2006).

(signed) Illegible. --

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/21/2006

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Quorum Status

Ordinary

Total Shareholders:	2,294,009,424
Attending Shareholders:	2,064,330,964
% Quorum:	89,988
Total Shareholders Type “A”:	2,294,009,424
Total Shareholders Type “A” Attending :	2,064,330,964
% Quorum Type “A”	89.988

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

LIC. CARLOS DELFINO T. President (signed) Illegible.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/21/2006

SATACORP PAGE:1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Attending

Shareholder's Name		Number of Shares	%
AÑEZ DELFINO GUSTAVO			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	98,994,259	4.315
Total shares	: ⇒	98,994,259	4.315

Shareholder's Name		Number of Shares	%
DELFINO CARLOS			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	74,959,118	3.268
Total shares	: ⇒	74,959,118	3.268
DELFINO MONZON JUAN RAFAEL			
Own shares	: ⇒	72,720	0.003
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	72,720	0.003
GARMENDIA ZAMBRANO JUAN			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	3,847,106	0.168
Total shares	: ⇒	3,847,106	0.168
GOMEZ ARRAIZ ROSA ELENA			
Own shares	: ⇒	3,438,860	0.150
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	3,438,860	0.150
GONZALEZ FERRI MANUEL			
Own shares	: ⇒	1,594,510	0.070
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	1,594,510	0.070
GONZALEZ NELLY			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	1,016,429,691	44.308
Total shares	: ⇒	1,016,429,691	44.308
GOUVEIA TEXEIRA MARIA I			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	1,982,172	0,086
Total shares	: ⇒	1,982,172	0,086

Shareholder's Name		Number of Shares	%
HANYREZNICEK HANNY			
Own shares	: ⇒	130,200	0.006
Represented shares	: ⇒	22,624,560	0.986
Total shares	: ⇒	22,754,760	0.992

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/21/2006

SATACORP PAGE:2

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
HEREDIA JUAN BAUTISTA			
Own shares	: ⇒	45,000	0.002
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	45,000	0.002
MARQUEZ BUSTAMANTE IVAN ANTONIO			
Own shares	: ⇒	1,200	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	1,200	0.000
RIVAS RAMON			
Own shares	: ⇒	800,808,704	0.000
Represented shares	: ⇒	0	34.909
Total shares	: ⇒	800,808,704	34.909
SOTO APONTE PEDRO JOSE			
Own shares	: ⇒	39,800	0.0002
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	39,800	0.002

Shareholder's Name		Number of Shares	%
SUBERO DELFINO ADA V			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	37,968,458	1.655
Total shares	: ⇒	37,968,458	1.655
TRAVIESO CARLOS			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	1,394,606	0.061
Total shares	: ⇒	1,394,606	0.061
General Total shares	: ⇒	2,064,330,964	89.988

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

LIC. CARLOS DELFINO T. (signed) Illegible.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/21/2006

SATACORP PAGE:1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Quorum Status

Attending

Shareholder's Name	Number of Shares	%
DELFINO MONZON JUAN RAFAEL	72,720	0.003
GOMEZ ARRAIZ ROSA ELENA	3,438,860	0.150
GONZALEZ FERRI MANUEL	1,594,510	0.070
HEREDIA JUAN BAUTISTA	45,000	0.002
MARQUEZ BUSTAMANTE IVAN ANTONIO	1,200	0.000
REZNICEK WEIRAUCHOVA HANY	130,200	0.006
SOTO APONTE PEDRO JOSE	39,800	0.002
Total shares represented ===>	5,322,290	0.232
Total shares of quorum === >	2,064,330,964	89.988



VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/21/2006

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representative: Agents (detailed)

Shareholder's Name	Number of Shares	%
AÑEZ DELFINO GUSTAVO	**98,994,259**	**4.315**
AÑEZ DELFINO ARNALDO JOSE	10	0.000
AÑEZ DELFINO ALBERTO ENRIQUE	3,343	0.000
CONDE DELFINO GUSTAVO EMILIO	682,080	0.030
CONDE DELFINO VALENTINA ISABEL	10,752	0.000
CONDE ROTUNDO EMILIO LUIS	31,668	0.001
DELFINO DE VERNET VIVANNE VALENTINA	84,000	0.004
DELFINO GOMEZ JOSE IGNACIO	5,000	0.000
INVERSIONS 3 DE OCTUBRE, C.A.	815,136	0.036
INVERSIONES INVERDELGO, C.A.	1,133,172	0.049
INVERSIONES SF 118, C.A.	1,253,112	0.055
INVERSIONES SF118, C.A.	49,768,530	2.169
INVERSORA 3-10-64, C.A.	423,150	0.018
INVERSORA CONDEISA, C.A.	682,080	0.030
PAUL ALFREDO LUIS	5,250	0.000
SERV. INMOBILIARIOS 13 DE NOVIEMBRE	44,096,976º	1.922
DELFINO CARLOS	**74,959,118**	**3.268**
DELFINO PARRA ELENA	30,682	0.001
DELFINO PARRA ELENA MARGARITA	460,490	0.020
DELFINO THORMAHLEN ALBERTO JOSE	4,800,000	0.209
DELFINO THORMAHLEN CARLOS EDUARDO	4,464,200	0.195

Shareholder's Name	Number of Shares	%
VETA HOLDINGS A.V.V.	65,175,046	2.841
VETA HOLDINGS A.V.V.	28,700	0.001
GARMENDIA ZAMBRANO JUAN	**3,847,106**	**0.168**
ECONOINVEST CASA DE BOLSA, C.A.	3,847,106	0.168
GONZALEZ NELLY	**1,016,429,691**	**44.308**
ARMANECA BIENES Y RAICES, C.A	49,847,580	2.173
BROWN BROTHERS HARRIMAN &CO.	140,000,000	6.103
CAPIELO RAYMOND SANIA CELINA	990	0.000
CARPIO DELFINO MIGUEL ENRIQUE	229,901	0.010
CARRILLO HERNANDEZ NUBIA MARIA	400	0.000
CLARIDGE LTD	350,000,000	15.257
DELFINO BERTRAN SILVANA	67,583	0.003
DELFINO THORMAHLEN ALEJANDRO	291,362	0.013
DITTMER MANZANO EGBERT	2,777,938	0.121
FIORAVANTI DE SANCTIS MARINA FELICI	2,000	0.000
FUNDACION CARLOS DELFINO	100,511,658	4.381
FUNDACION CARLOS DELFINO FUND. CARLO	1,033,015	0.045
INMOBILIARIA ARA, S.A.	33,600	0.001
INMOBILIARIA LA ONSEDONIA, C.A.	5,726,851	0.250
INVERSIONES 218177, C.A.	3,000,000	0.131
INVERSIONES 3240, C.A.	107,500	0.005
INVERSIONES 84709, C.A	777,793	0.034
INVERSIONES 85735, C.A.	101,457,822	4.423


14
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
INVERSIONES 935431, C.A.	3,459,960	0.151
INVERSIONES 9861680, C.A.	2,164,400	0.094
INVERSIONES KHAFRE, C.A.	1,821,456	0.079
INVERSIONES TALBOT, C.A.	3,907,906	0.170
INVERSIONES VEIQUEVE, C.A	127,600	0.006
LEIZAOLA LARTITEGUI IÑAKI	656,000	0.029
MADINA INVESTMENT	747,094	0.033
MADINA INVESTMENT LTD.	8,569,728	0.374
MARTINEZ DE THOMSON JUANA CRISTINA	3,200,000	0.139
MARTINEZ GOMEZ CARMEN ELENA	872,472	0.038
MAURY DE PAPARONI ALICIA	168,750	0.007
MAURY RODRÍGUEZ MARIA DE LOURDES	1,309,328	0.057
MAURY RODRÍGUEZ MARIA EUGENIA	504,049	0.022
MEADOWWEED PTE LTD	43,481,924	1.895
MILANASA LLC	169,433,930	7.386
PAPARONI MAURY ALICIA MARIELA	6,200,000	0.270
PAPARONI MICALE FERNANDO	21,000	0.001
PAPARONI MICALE FERNANDO CESAR	884,496	0.039
PAPARONI MICALE JOSE GAETANO	305,494	0.013
PAPARONI SANCHEZ GUSTAVO	2,000	0.000
PAPARONI SANCHEZ SILVIA	12,000	0.001
PULIDO MELCAN TIBISAY VICTORIA	13,000	0.001
RAMIREZ ORTIZ ANGEL JESÚS	12,258,588	0.534
SANCHEZ DE PAPARONI MARIA CRISTINA	112,000	0.005

Shareholder's Name	Number of Shares	%
SANCHEZ DE PERERA SILVIA MARGARITA	15,500	0.001
THOMSON PETER GRAM.	35,000	0.002
THREE D INTERNATIONAL MARKETING, INC	23	0.000
TRAVIESO PASSIOS ALFREDO EDUARDO	280,000	0.012
GOUVIA TEXEIRA MARIA I	**1,982,172**	**0.086**
LOVERA VEGAS JUAN ANTONIO	1,749,172	0.076
Shareholder's Name	Number of Shares	%
RODRIGUEZ DE LOVERA MARIA JOSEFINA	232,900	0.010
HANYREZNICEK HANNY	**22,624,560**	**0.986**
INVERSIONES PENMAY, C.A.	4,230,114	0.184
INVERSIONES TOMHAR, C.A.	18,394,446	0.802
RIVAS RAMON	**800,808,704**	**34.909**
BEAR STERNS SECURITIES CORP.	21	0.000
FONDO MUTUAL DE VENEZUELA FONDO MUT	1,821,608	0.079
NATSCUMCO (NOMINEE FOR CITIBANK NA	798,987,075	34.829
SUBERO DE DELFINO ADA V	**37,968,458**	**1.655**
DALMA HOLDINGS A.V.V.	4,232,374	0.184
DIANDRA HOLDINGS A.V.V.	5,617,374	0.245
SUC DELFINO ARRIENS GUSTAVO S	231,840	0.010
VILLA ROSA HOLDINGS A.V.V.	22,269,496	0.971



VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/21/2006

SATACORP PAGE: 3

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
VIRTUOSO HOLDINGS A.V.V.	5,617,374	0.245
TRAVIESO CARLOS	**1,394,606**	**0.061**
INVERSIONES 7426, S.A.	1,394,606	0.061
Total shares represented ===>	2,059,008,674	89.756
Total shares of quorum === >	2,064,330,964	89.988

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

LIC. CARLOS DELFINO T. (signed) Illegible.

[Letterhead of MANPA]

I, CARLOS DELFINO T., a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A., a trading company of this domicile, do hereby certify that: "The Minute partially transcribed herein is a true and exact copy of its original that is inserted to the Minutes Book of the Board of Directors of my principal, which textually reads as follows:

"Minute No.944. As of today, the Twenty-First (21st) day of April of the year Two Thousand Six, at 12:30 p.m., the following members of the Board of Directors gathered at the company premises: Carlos Delfino T., Celestino Martínez P., Carlos H. Paparoni, Arnaldo Añez D., Juan Carlos Carpio, Nelson Isamit, Julio Bustamante, Alfredo Travieso P., Elena Delfino, Alberto Delfino and Fernando Paparoni. Likewise, there were present Alejandro Delfino T., and José Gaetano Paparoni, Advisor.

1. Pursuant to the provisions of Clause 7 of the Articles of Incorporation of the company, the Board of Directors agreed to ratify the following people in the positions of President, First Vice-President and Second Vice-President of the

company: Carlos Delfino T., Celestino Martínez P. and Carlos Henrique Papa[...] respectively.

2. The Board of Directors agreed to ratify Lic. Alejandro Delfino T., as Executive President, pursuant to the provisions of Clause 7 of the Articles of Incorporation/By-laws of the company.
3. The Board of Directors decided to establish April 28, 2006 as registry date (limit date of transaction with benefit) and May 8, 2006 as payment date (effective date of registry with benefit) of the dividend approved by the General Shareholders' Meeting held on this same date, which decreed an ordinary cash dividend of Twelve Bolivars (Bs.12.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprised in the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2005. Dividends will be paid at the company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanización El Bosque, Chacaíto."

This certification is issued in Caracas, on the Twenty-First (21st) day of April of the year Two Thousand Six.

MANUFACTURAS DE PAPEL, C.A.

CARLOS DELFINO T. (signed) Illegible.

Chairman. --

[Newspaper ad: "El Universal" National Award of Journalism, Mention Design. Prize to Excellence by the "SND". Sunday, April 16, 2006. Caracas, Venezuela. Year XCVII– No.34760 – Legal Deposit PP-I9090IDF43]

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

NOTICE

Company shareholders are called for the General Shareholder's Meeting to be held on April 21, 2006 at 11:00 a.m. in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, aimed at:

1. Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2005 prepared under the International Accounting Standards (IAS) adopted by the company pursuant to the Resolutions by the National Securities and Exchange numbers 157-2004 and 177-2005 in view of the reports by the Board of Directors and the Statutory Auditors.
2. Appointing the members of the Board of Directors for the next statutory period.
3. Considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) for a year. If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance.
4. Considering and resolving about an authorization project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) per year. If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient.
5. Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders.

Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the management report of the Board of Directors, the report by the Board of Directors about compliance with Corporate Governance Principles adopted by the National Securities and Exchange Commission as well as the other documents related herein have been at their disposal at the company premises from April the 1st, 2006.

Caracas, April 16, 2006.

For the BOARD OF DIRECTORS.

CARLOS DELFINO T. (signed) Illegible.

Chairman. ---

[Newspaper ad: "El Nacional" established in 1943 – Caracas – Venezuela. Sunday, April 16, 2006. Caracas, Venezuela. Legal Deposit PP-194301DF45Year LXIII – No.22496 –]

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

NOTICE

Company shareholders are called for the General Shareholder's Meeting to be held on April 21, 2006 at 11:00 a.m. in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, aimed at:

1. Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2005 prepared under the International Accounting Standards (IAS) adopted by the company pursuant to the Resolutions by the National Securities and Exchange numbers 157-2004 and 177-2005 in view of the reports by the Board of Directors and the Statutory Auditors.

2. Appointing the members of the Board of Directors for the next statutory period.

3. Considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) for a year. If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance.

4. Considering and resolving about an authorization project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) per year. If the project is approved, considering and resolving about the appointment and

remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient.

5. Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders.

Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the management report of the Board of Directors, the report by the Board of Directors about compliance with Corporate Governance Principles adopted by the National Securities and Exchange Commission as well as the other documents related herein have been at their disposal at the company premises from April the 1st, 2006.

Caracas, April 16, 2006.

For the BOARD OF DIRECTORS.

CARLOS DELFINO T. (signed) Illegible.

Chairman. --

Translator's Note:

At the upper margin of some of the pages originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 April 21 PM 3:15. FILE. RECEIVED." The seal of Venezolano de Crédito, S.A. Banco Universal Caracas appears on each of the pages from the list.------------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May 19th, 2006.


INTERPRETE
PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

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Teléfonos (041) 332419 - 332405 - 332428
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Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 21 de abril de 2006

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Estimados señores:

De conformidad con lo establecido en la Resolución N° 110-2004 de fecha 11 de agosto de 2004, publicada en la Gaceta Oficial N° 38.007 del 24 de agosto de 2004, nos dirigimos a ustedes en la oportunidad de notificarles que la Asamblea General Ordinaria de Accionistas de fecha 21 de abril de 2006 aprobó el decreto de dividendo ordinario en efectivo de Doce Bolívares (Bs. 12,oo) por acción y delegó en la Junta Directiva la fijación de las fechas de registro y pago.

Asimismo, la Junta Directiva en su reunión N° 944 de esta misma fecha, resolvió fijar las fechas de registro y pago del dividendo mencionado, el cual será pagadero a partir del 08 de mayo de 2006 (fecha efectiva de registro del beneficio) a aquellos accionistas registrados al 28 de abril de 2006 (fecha límite de transacción con beneficio).

El aviso del dividendo será publicado en dos (2) diarios de circulación nacional el 23 de abril de 2006.

Se acompañan los siguientes documentos:

- Proyecto del aviso del pago de dividendo.
- Certificación del Acta de la Asamblea General de Accionistas de fecha 21 de abril de 2006
- Certificación del Acta de Junta Directiva N° 944 de fecha 21 de abril de 2006.
- Publicación de la Convocatoria a la Asamblea.

Atentamente,
MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 9012307 – Fax: 901.2112 – correo electrónico: ngonzalez@manpa.com.ve


MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Suscrito: Bs. 22.940.094.240,oo
Capital Pagado: Bs. 22.940.094.240,oo

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 944 de fecha 21 de abril de 2006 decidió establecer la fecha de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 21 de abril de 2006 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario de Doce Bolívares (Bs. 12,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2005, a favor de los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, es decir el 28 de abril de 2006 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 08 de mayo de 2006 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución de la Comisión Nacional de Valores N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004.

Caracas, 23 de abril de 2006


MANPA

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.** de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, **Acta de la Asamblea General Ordinaria de Accionistas de fecha 21 de abril de 2006**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **veintiuno (21) de abril del año dos mil seis, siendo las 11:00 a.m.**, se reunieron los accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, Caracas, con motivo de la convocatoria publicada en los diarios El Universal y El Nacional, de fecha 16 de abril de 2006, que textualmente dice así: *MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de Accionistas que se efectuará el día 21 de abril de 2006, a las 11:00 a.m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes: 1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2005, elaborados bajo las Normas Internacionales de Información Financiera (NIIF's), adoptadas por la compañía, conforme a las Resoluciones de la Comisión Nacional de Valores Nos. 157-2004 y 177-2005, con vista de los informes de la Junta Directiva y de los Comisarios. 2° Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario. 3° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión. 4° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente. 5° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, el Informe de Gestión de la Junta Directiva, el informe de la Junta Directiva sobre cumplimiento de los Principios de Gobierno Corporativo adoptados por la Comisión Nacional de Valores y los demás*




MANPA

documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 1° de abril de 2006. Caracas, 16 de abril de 2006. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente.

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan **dos mil sesenta y cuatro millones trescientos treinta mil novecientas sesenta y cuatro (2.064.330.964) acciones**, o sea, más del **ochenta y nueve por ciento (89%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Primer Punto de la convocatoria** – la cual fue leída -, o sea, **Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2005, elaborados bajo las Normas Internacionales de Información Financiera (NIIF's), adoptadas por la compañía, conforme a las Resoluciones de la Comisión Nacional de Valores Nos. 157-2004 y 177-2005, con vista de los informes de la Junta Directiva y de los Comisarios**. Los Estados Financieros de la compañía y los consolidados, así como los informes de gestión de la Junta Directiva y de los Comisarios, los cuales una vez leídos y ampliamente comentados, resultaron aprobados por unanimidad por los accionistas presentes, absteniéndose de votar los Administradores de la compañía. Asimismo la Junta Directiva leyó el Informe sobre el Cumplimiento de los Principios de Gobierno Corporativo adoptados por la Comisión Nacional de Valores.

De seguida se procedió a considerar el **Segundo Punto de la convocatoria**, o sea, *Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario.* Tomó la palabra Nelly González y propuso designar como **Miembros Principales** de la Junta Directiva a los señores: CARLOS DELFINO T., JUAN CARLOS CARPIO D., ALFREDO TRAVIESO P., GUSTAVO GOMEZ-RUIZ, ARNALDO AÑEZ D., ELENA DELFINO P., ALICIA M. PAPARONI M., CARLOS H. PAPARONI M., NELSON ISAMIT, CELESTINO MARTINEZ PEREZ, y JULIO BUSTAMANTE, y como **Miembros Suplentes** a los señores: ALBERTO DELFINO T., RICARDO DELFINO M., ARMANDO MARTINEZ M., GUILLERMO SALAS, MIGUEL CARPIO D., CARLOS SOTO-RIVERA, ALEJANDRO DELFINO T., FERNANDO PAPARONI M., FERNANDO MICALE, GUSTAVO PAPARONI S., y ANGEL J. RAMÍREZ.
Sometida a consideración de la Asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Tercer Punto de la convocatoria**, o sea, *Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.* Tomó la palabra Carlos Delfino T.y leyó la siguiente proposición




MANPA

de la Junta Directiva: *Se propone a la Asamblea el proyecto para emitir Obligaciones Quirografarias para ser ofrecidas al público hasta por un monto máximo de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) por año. Igualmente, se propone a la Asamblea delegar, por un plazo no mayor de dos (2) años, en la Junta Directiva de la compañía las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley de Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código de Comercio que les sean aplicables. Asimismo, se propone autorizar a la Junta Directiva para delegar dichas facultades en las personas que considere convenientes. Igualmente, se propone a la Asamblea que nombre como Representante Común Provisional de los Obligacionistas al Venezolano de Crédito, S.A. Banco Universal y que su remuneración sea fijada hasta en un máximo de VEINTICINCO MILLONES DE BOLIVARES (Bs. 25.000.000,oo) por año.*

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Seguidamente se procedió a considerar el **Cuarto punto de la convocatoria**, o sea, *Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.* Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: *Se propone a la Asamblea autorice a la Junta Directiva para emitir Papeles Comerciales hasta por la cantidad de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) por año para ser emitidos en una o varias series. Igualmente, se propone a la Asamblea delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como autorizar a la Junta Directiva a realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión. Asimismo, se propone a la Asamblea autorizar a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se propone a la Asamblea que la remuneración del Representante Común de los Papeles Comerciales*




MANPA

sea fijada hasta en un máximo de VEINTICINCO MILLONES DE BOLÍVARES (Bs. 25.000.000,oo) por año.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Quinto Punto de la convocatoria**, o sea, *Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.* Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: *Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo ordinario en efectivo de Doce Bolívares (Bs. 12,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a* las Utilidades Netas correspondientes al ejercicio finalizado el *31 de diciembre de 2005, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). El pago debe efectuarse durante el presente año, en una porción.*
Igualmente, se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo acordado.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes, y la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los veintiún (21) días del mes de abril del año dos mil seis (2006).

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 21/04/2006

MANUFACTURA DE PAPEL
Estado del Quorum
Ordinaria

Total Accs. : 2.294.009.424
Accs. Pres. : 2.064.330.964

% Quroum : 89,988

Total Accs. Tipo "A"	:	2.294.009.424
Total Accs. Tipo "A" Presentes	:	2.064.330.964
% Quroum Tipo "A"	:	89,988

VENEZOLANO DE CREDITO S.A. BANCO UNIVERSAL AGENTE DE TRASPASO CARACAS

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

MANUFACTURA DE PAPEL
Especial

Nombre Accionista			Cant. Acciones	%
AÑEZ DELFINO GUSTAVO				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	98.994.259	4,315
	Total Acciones	:=>	98.994.259	4,315
DELFINO CARLOS				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	74.959.118	3,268
	Total Acciones	:=>	74.959.118	3,268
DELFINO MONZON JUAN RAFAEL				
	Acciones Propias	:=>	72.720	0,003
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	72.720	0,003
GARMENDIA ZAMBRANO JUAN				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	3.847.106	0,168
	Total Acciones	:=>	3.847.106	0,168
GOMEZ ARRAIZ ROSA ELENA				
	Acciones Propias	:=>	3.438.860	0,150
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	3.438.860	0,150
GONZALEZ FERRI MANUEL				
	Acciones Propias	:=>	1.594.510	0,070
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.594.510	0,070
GONZALEZ NELLY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.016.429.691	44,308
	Total Acciones	:=>	1.016.429.691	44,308
GOUVEIA TEXEIRA MARIA I				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.982.172	0,086
	Total Acciones	:=>	1.982.172	0,086
HANYREZNICEK HANNY				
	Acciones Propias	:=>	130.200	0,006
	Acciones Representadas	:=>	22.624.560	0,986
	Total Acciones	:=>	22.754.760	0,992


VENEZOLANO DE CREDITO S. A.
BANCO UNIVERSAL
AGENTE DE TRASPASO
CARACAS

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA: 21/04/2006

MANUFACTURA DE PAPEL
Especial

Nombre Accionista			Cant. Acciones	%
HEREDIA JUAN BAUTISTA				
	Acciones Propias	:=>	45.000	0,002
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	45.000	0,002
MARQUEZ BUSTAMANTE IVAN ANTONIO				
	Acciones Propias	:=>	1.200	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.200	0,000
RIVAS RAMON				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	800.808.704	34,909
	Total Acciones	:=>	800.808.704	34,909
SOTO APONTE PEDRO JOSE				
	Acciones Propias	:=>	39.800	0,002
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	39.800	0,002
SUBERO DE DELFINO ADA V				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	37.968.458	1,655
	Total Acciones	:=>	37.968.458	1,655
TRAVIESO CARLOS				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.394.606	0,061
	Total Acciones	:=>	1.394.606	0,061
	Total Acciones General	:=>	2.064.330.964	89,988

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S. A.
BANCO UNIVERSAL
AGENTE DE TRASPASO
CARACAS

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL   FECHA : 21/04/2006
SATACORP   PAGINA: 1

MANUFACTURA DE PAPEL
Presentes

Nombre Accionista	Cant. Acciones	%
DELFINO MONZON JUAN RAFAEL	72.720	0,003
GOMEZ ARRAIZ ROSA ELENA	3.438.860	0,150
GONZALEZ FERRI MANUEL	1.594.510	0,070
HEREDIA JUAN BAUTISTA	45.000	0,002
MARQUEZ BUSTAMANTE IVAN ANTONIO	1.200	0,000
REZNICEK WEIRAUCHOVA HANY	130.200	0,006
SOTO APONTE PEDRO JOSE	39.800	0,002
Total Acciones Representadas =>	5.322.290	0,232
Total Acciones del Quorum =>	2.064.330.964	89,988

VENEZOLANO DE CREDITO S.A. BANCO UNIVERSAL
AGENTE DE TRASPASO
CARACAS

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

MANUFACTURA DE PAPEL
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
AñEZ DELFINO GUSTAVO	**98.994.259**	**4,315**
AªEZ DELFINO ARNALDO JOSE.	10	0,000
A±EZ DELFINO ALBERTO ENRIQUE	3.343	0,000
CONDE DELFINO GUSTAVO EMILIO	682.080	0,030
CONDE DELFINO VALENTINA ISABEL	10.752	0,000
CONDE ROTUNDO EMILIO LUIS	31.668	0,001
DELFINO DE VERNET VIVANNE VALENTINA	84.000	0,004
DELFINO GOMEZ JOSE IGNACIO	5.000	0,000
INVERSIONES 3 DE OCTUBRE, C.A.	815.136	0,036
INVERSIONES INVERDELGO, C.A.	1.133.172	0,049
INVERSIONES SF 118, C.A.	1.253.112	0,055
INVERSIONES SF118 C.A.	49.768.530	2,169
INVERSORA 3-10-64, C.A.	423.150	0,018
INVERSORA CONDEISA, C.A.	682.080	0,030
PAUL ALFREDO LUIS.	5.250	0,000
SERV.INMOBILIARIOS 13 DE NOVIEMBRE	44.096.976	1,922
DELFINO CARLOS	**74.959.118**	**3,268**
DELFINO PARRA ELENA	30.682	0,001
DELFINO PARRA ELENA MARGARITA.	460.490	0,020
DELFINO THORMAHLEN ALBERTO JOSE	4.800.000	0,209
DELFINO THORMAHLEN CARLOS EDUARDO	4.464.200	0,195
VETA HOLDINGS A V V	65.175.046	2,841
VETA HOLDINGS A.V.V.	28.700	0,001
GARMENDIA ZAMBRANO JUAN	**3.847.106**	**0,168**
ECONOINVEST CASA DE BOLSA C.A	3.847.106	0,168
GONZALEZ NELLY	**1.016.429.691**	**44,308**
ARMANECA BIENES Y RAICES, C.A.	49.847.580	2,173
BROWN BROTHERS HARRIMAN & CO.	140.000.000	6,103
CAPIELO RAYMOND SANIA CELINA	990	0,000
CARPIO DELFINO MIGUEL ENRIQUE.	229.901	0,010
CARRILLO HERNANDEZ NUBIA MARIA	400	0,000
CLARIDGE. LTD.	350.000.000	15,257
DELFINO BERTRAN SILVANA	67.583	0,003
DELFINO THORMAHLEN ALEJANDRO	291.362	0,013
DITTMER MANZANO EGBERT	2.777.938	0,121
FIORAVANTI DE SANCTIS MARINA FELICI	2.000	0,000
FUNDACION CARLOS DELFINO	100.511.658	4,381
FUNDACION CARLOS DELFINO FUND.CARLO	1.033.015	0,045
INMOBILIARIA ARA, S.A.	33.600	0,001
INMOBILIARIA LA ONSEDONIA, C.A	5.726.851	0,250
INVERSIONES 218177, C.A.	3.000.000	0,131
INVERSIONES 3240, C.A.	107.500	0,005
INVERSIONES 84709 C.A. .	777.793	0,034
INVERSIONES 85735, LTD	101.457.822	4,423

MANUFACTURA DE PAPEL
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
INVERSIONES 935431, C.A.	3.459.960	0,151
INVERSIONES 9861680, C.A.	2.164.400	0,094
INVERSIONES KHAFRE, C.A.	1.821.456	0,079
INVERSIONES TALBOT, C.A.	3.907.906	0,170
INVERSIONES VEIQUEVE, S.A	127.600	0,006
LEIZAOLA LARTITEGUI I±AKI	656.000	0,029
MADINA INVESTMENT	747.094	0,033
MADINA INVESTMENTS LTD.	8.569.728	0,374
MARTINEZ DE THOMSON JUANA CRISTINA	3.200.000	0,139
MARTINEZ GOMEZ CARMEN ELENA	872.472	0,038
MAURY DE PAPARONI ALICIA	168.750	0,007
MAURY RODRIGUEZ MARIA DE LOURDES	1.309.328	0,057
MAURY RODRIGUEZ MARIA EUGENIA	504.049	0,022
MEADOWWEED PTE LTD	43.481.924	1,895
MILANASA LLC	169.433.930	7,386
PAPARONI MAURY ALICIA MARIELA.	6.200.000	0,270
PAPARONI MICALE FERNANDO	21.000	0,001
PAPARONI MICALE FERNANDO CESAR	884.496	0,039
PAPARONI MICALE JOSE GAETANO	305.494	0,013
PAPARONI SANCHEZ GUSTAVO	2.000	0,000
PAPARONI SANCHEZ SILVIA	12.000	0,001
PULIDO MELCAN TIBISAY VICTORIA	13.000	0,001
RAMIREZ ORTIZ ANGEL JESUS	12.258.588	0,534
SANCHEZ DE PAPARONI MARIA CRISTINA	112.000	0,005
SANCHEZ DE PERERA SYLVIA MARGARITA	15.500	0,001
THOMSON PETER GRAHAM	35.000	0,002
THREE D INTERNATIONAL MARKETING,INC	23	0,000
TRAVIESO PASSIOS ALFREDO EDUARDO	280.000	0,012
GOUVEIA TEXEIRA MARIA I	**1.982.172**	**0,086**
LOVERA VEGAS JUAN ANTONIO	1.749.272	0,076
RODRIGUEZ DE LOVERA MARIA JOSEFINA	232.900	0,010
HANYREZNICEK HANNY	**22.624.560**	**0,986**
INVERSIONES PENMAY, C.A.	4.230.114	0,184
INVERSIONES TOMHAR, C.A.	18.394.446	0,802
RIVAS RAMON	**800.808.704**	**34,909**
BEAR STEARNS SECURITIES CORP.	21	0,000
FONDO MUTUAL DE VENEZUELA FONDO MUT	1.821.608	0,079
NATSCUMCO(NOMINEE FOR CITIBANK NA	798.987.075	34,829
SUBERO DE DELFINO ADA V	**37.968.458**	**1,655**
DALMA HOLDINGS A.V.V.	4.232.374	0,184
DIANDRA HOLDING A.V.V.	5.617.374	0,245
SUC DELFINO ARRIENS GUSTAVO S	231.840	0,010
VILLA ROSA HOLDINGS A.V.V.	22.269.496	0,971

VENEZOLANO DE CREDITO S.A. BANCO UNIVERSAL
AGENTE DE TRASPASO
CARACAS

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 21/04/2006
PAGINA: 3

COMISION NACIONAL
DE VALORES

MANUFACTURA DE PAPEL
Representantes / Apoderados (Detallado)

2006 APR 21 PM 3:15

Nombre Accionista	Cant. Acciones	%
VIRTUOSO HOLDINGS A.V.V.	5.617.374	0,245
TRAVIESO CARLOS	**1.394.606**	**0,061**
INVERSIONES 7426, S.A.	1.394.606	0,061
Total Acciones Representadas =>	2.059.008.674	89,756
Total Acciones del Quorum =>	2.064.330.964	89,988

ARCHIVO
RECIBIDO

DE CREDITO, S.A. BANCO UNIVERSAL
AGENTE DE TRASPASO
CARACAS

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente



*Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad Nº 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:*

*"**Acta Nº 944** Hoy, veintiuno (21) de abril de dos mil seis, siendo la 12:30 p.m. se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Celestino Martínez P., Carlos H. Paparoni, Arnaldo Añez D., Juan Carlos Carpio, Nelson Isamit, Julio Bustamante, Alfredo Travieso P., Elena Delfino, Alberto Delfino y Fernando Paparoni,. Igualmente se encontraban presentes Alejandro Delfino T., y José Gaetano Paparoni Asesor.*

1. De conformidad con lo establecido en la cláusula 7 del Documento Constitutivo Estatutos de la compañía, la Junta Directiva acordó ratificar para los cargos de Presidente, Primer Vice-Presidente y Segundo Vice-Presidente de la misma a los señores: Carlos Delfino T. Celestino Martínez P. y Carlos Henrique Paparoni respectivamente.

2. La Junta Directiva acordó ratificar al Lic. Alejandro Delfino T., como Presidente Ejecutivo, de conformidad con lo establecido en la cláusula 7 del Documento Constitutivo Estatutos de la compañía.

3. La Junta Directiva decidió establecer como fecha de registro (fecha límite de transacción con beneficio) el 28 de abril de 2006 y como fecha de pago (fecha efectiva de registro del beneficio) el 08 de mayo de 2006, del dividendo aprobado por la Asamblea General Ordinaria de Accionistas celebrada en esta misma fecha, la cual decretó un dividendo ordinario en efectivo de Doce Bolívares (Bs. 12,00) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Venticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2005. Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanización El Bosque, Chacaíto.."

Certificación que expido en Caracas a los veintiun (21) días del mes de abril del año dos mil seis.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

EL UNIVERSAL

PREMIO NACIONAL DE PERIODISMO MENCION DISEÑO · PREMIO A LA EXCELENCIA DE LA SND · PREMIO INTERNACIONAL DE INFOGRAFIA MALOFIEJ 2004 Y 2006

DOMINGO 16 DE ABRIL DE 2006, CARACAS, VENEZUELA - AÑO XCVII - Nº 34.760 - DEPOSITO LEGAL PP-190901DF43



MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,00
Capital Suscrito Bs. 22.940.094.240,00
Capital Pagado Bs. 22.940.094.240,00

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Ordinaria de Accionistas** que se efectuará el **día 21 de abril de 2006 a las 11:00 a.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2005, elaborados bajo las Normas Internacionales de Información Financiera (NIIF's), adoptadas por la compañía, conforme a las Resoluciones de la Comisión Nacional de Valores Nos. 157-2004 y 177-2005, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario.

3° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,00) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.

4° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,00) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.

5° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, el Informe de la Gestión de la Junta Directiva, el informe de la Junta Directiva sobre cumplimiento de los Principios de Gobierno Corporativo adoptados por la Comisión Nacional de Valores y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 1° de abril de 2006.

Caracas, 16 de abril de 2006

Por LA JUNTA DIRECTIVA

CARLOS DELFINO T.
Presidente

EL NACIONAL

DOMINGO 16
abril de 2006

CARACAS · VENEZUELA

http://www.el-nacional.com
DEPÓSITO LEGAL PP 194301 DF45
AÑO LXIII Nº 22.496


MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,00
Capital Suscrito Bs. 22.940.094.240,00
Capital Pagado Bs. 22.940.094.240,00

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Ordinaria de Accionistas** que se efectuará el **día 21 de abril de 2006, a las 11:00 a.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2005, elaborados bajo las Normas Internacionales de Información Financiera (NIIF's), adoptadas por la compañía, conforme a las Resoluciones de la Comisión Nacional de Valores Nos. 157-2004 y 177-2005, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario.

3° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,00) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.

4° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,00) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.

5° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, el Informe de la Gestión de la Junta Directiva, el informe de la Junta Directiva sobre cumplimiento de los Principios de Gobierno Corporativo adoptados por la Comisión Nacional de Valores y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 1° de abril de 2006.

Caracas, 16 de abril de 2006

Por LA JUNTA DIRECTIVA

CARLOS DELFINO T.
Presidente





The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minutes herein below transcribed is a true and exact copy of its original, **General Shareholder's Meeting as of April 21, 2006** that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"As of today, at 11:00 a.m. of the Twenty-First (21st) day of April of the year Two Thousand Six (2006) there gathered the shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, as per notice issued in the newspapers El Universal and El Nacional, dated April 16, 2006 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital Paid-In Bs. 22,940,094,240.00 NOTIFICATION. "Shareholders of this company are hereby convened for a General Shareholders' Meeting to be held at 11:00 a.m., on April 21, 2006 in our premises situated in Avenida

Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes: 1) Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2005 prepared under the International Accounting Standards (IAS) adopted by the company pursuant to the Resolutions by the National Securities and Exchange numbers 157-2004 and 177-2005 in view of the reports by the Board of Directors and the Statutory Auditors. 2) Appointing the members of the Board of Directors for the next statutory period. 3) Considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) for a year. If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance. 4) Considering and resolving about an authorization project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) per year. If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient. 5) Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders. Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the management report of the Board of Directors, the report by the Board of Directors about compliance with Corporate Governance Principles adopted by the National Securities and Exchange Commission as well as the other documents related herein have been at their disposal at the company premises from April the 1st, 2006. Caracas, April 16, 2006. For the BOARD OF DIRECTORS. CARLOS DELFINO T. Chairman."

There attended this meeting the shareholders listed at the bottom of this Minutes who represent **two thousand sixty-four million three hundred thirty thousand nine hundred sixty-four (2,064,330,964) shares**, that is, more than eighty-nine percent (89%) of the company capital stock, enough quorum to hold the Meeting. Therefore, the

Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **First Item of the notice** – which was read out – that is, **considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2005 prepared under the International Accounting Standards (IAS) adopted by the company pursuant to the Resolutions by the National Securities and Exchange numbers 157-2004 and 177-2005 in view of the reports by the Board of Directors and the Statutory Auditors**. The company financial statements and the consolidated financial statements as well as the management report by the Board of Directors which were read out and broadly commented were unanimously approved by the majority of the attending shareholders, except for the company Administrators who abstained from voting. Likewise, the Board of Directors read out the report about compliance with the Corporate Governance Principles adopted by the National Securities and Exchange Commission.

Immediately, the **Second Item of the notice** was considered, that is, *appointing the members of the Board of Directors for the next statutory period.* Nelly González used her right to speak and proposed appointing CARLOS DELFINO T., JUAN CARLOS CARPIO D., ALFREDO TRAVIESO P., GUSTAVO GOMEZ-RUIZ, ARNALDO AÑEZ D., ELENA DELFINO P., ALICIA M. PAPARONI M., CARLOS H. PAPARONI M., NELSON ISAMIT, CELESTINO MARTINEZ PEREZ and JULIO BUSTAMANTE, as **Main Members** of the Board of Directors, and ALBERTO DELFINO T., RICARDO DELFINO M., ARMANDO MARTINEZ M., GUILLERMO SALAS, MIGUEL CARPIO D., CARLOS SOTO-RIVERA, ALEJANDRO DELFINO T., FERNANDO PAPARONI M., FERNANDO MICALE, GUSTAVO PAPARONI S., and ANGEL J. RAMIREZ.

Being submitted to the consideration of the Shareholders' Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Next, the **Third Item of the notice** was considered, that is, *considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) for a year. If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define*

the final characteristics of issuance. Carlos Delfino T. used his right to speak and read out the following proposal from the Board of Directors: A project is proposed to the Shareholders´ Meeting to issue Unsecured Obligations to the public up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) for a year. Likewise, it is herein suggested to the Shareholders´ Meeting to delegate to the company Board of Directors, for a period no longer than two (2) years, the broadest powers to negotiate, set and establish all the terms and conditions of issuance, among others: amount of issuance within the limit established in this Shareholders´ Meeting, terms, collaterals, if applies, and, in general, to define all characteristics and conditions of issuance pursuant to the Capital Market Law, the Standards of the National Securities and Exchange Commission and the applicable provisions of the Code of Commerce. Likewise, it is herein suggested to authorize the Board of Directors to delegate such powers on the people it deems convenient. It is herein suggested to the Shareholders´ Meeting to appoint Venezolano de Crédito, S.A. Banco Universal as Temporary Common Representative and its remuneration to be set to a maximum of yearly TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00).

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Next, the **Fourth Item of the notice** was considered, that is, *considering and resolving about an authorization project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) per year. If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient.* Carlos Delfino T. used his right to speak and read out the following proposal by the Board of Directors: It is herein suggested to the Shareholders' Meeting the project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) per year to be issued in one or several series. Likewise, it is suggested to the Shareholders´ Meeting to delegate to the Board of Directors the broadest powers to negotiate, set and establish

all the conditions and terms of each series comprises in this issuance, the number, identification and amount of each series for each issuance, the par value of securities, their maturity date, place and payment term, placement price, discount rate or premium as well as the yearly or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collaterals, if the case may be, and in general, all matters related to issuance as well as to authorize the Board of Directors to carry out all the necessary acts, management and formalities necessary to carry out issuance. Likewise, it is suggested to the Shareholders´ Meeting to authorize the Board of Directors to delegate to the people it deems appropriate the aforementioned powers, to appoint both the people who will subscribe the authorization request before the National Securities and Exchange Commission and the people who will sign the titles of the Commercial Papers. Likewise, it is suggested to the Shareholders´ Meeting that the remuneration of the Common Representative of Commercial Papers be set up to TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00) per year.

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Next, the **Fifth Item of the notice** was considered, that is, *agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders.* Carlos Delfino T. used his right to speak and read out the following proposal to the Board of Directors: agreeing upon an ordinary dividend to be allocated among shareholders. It is hereby proposed to decree an ordinary cash dividend of twelve (12) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2005 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in two (2) newspapers of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day following this latter date (effective date

of registry with benefit). Payment should be made during this present year, In one sole portion.

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders and the Shareholders´ Meeting authorized the members of the Board of Directors so that any of them may file the corresponding participation to the Commercial Registry.

Having no further matter to discuss, it was signed, sealed and delivered after the list, the attending shareholders."

This certification is issued in the city of Caracas, on the Twenty-First (21st) day of April of the year Two Thousand Six (2006).

(signed) Illegible. --

Translator's Note:

At the upper right margin of the first page originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission." -----------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May 13th, 2006.


REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380



Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezu
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Yo, CARLOS DELFINO T., venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción, el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, **Acta de la Asamblea General Ordinaria de Accionistas de fecha 21 de abril de 2006**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **veintiuno (21) de abril del año dos mil seis, siendo las 11:00 a.m.**, se reunieron los accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, Caracas, con motivo de la convocatoria publicada en los diarios El Universal y El Nacional, de fecha 16 de abril de 2006, que textualmente dice así: *MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de Accionistas que se efectuará el día 21 de abril de 2006, a las 11:00 a.m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes: 1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2005, elaborados bajo las Normas Internacionales de Información Financiera (NIIF's), adoptadas por la compañía, conforme a las Resoluciones de la Comisión Nacional de Valores Nos. 157-2004 y 177-2005, con vista de los informes de la Junta Directiva y de los Comisarios. 2° Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario. 3° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión. 4° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente. 5° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, el Informe de Gestión de la Junta Directiva, el informe de la Junta Directiva sobre cumplimiento de los Principios de Gobierno Corporativo adoptados por la Comisión Nacional de Valores y los demás*




MANPA

documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 1° de abril de 2006. Caracas, 16 de abril de 2006. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente.

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan **dos mil sesenta y cuatro millones trescientos treinta mil novecientas sesenta y cuatro (2.064.330.964) acciones**, o sea, más del **ochenta y nueve por ciento (89%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Primer Punto de la convocatoria** – la cual fue leída -, o sea, **Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2005, elaborados bajo las Normas Internacionales de Información Financiera (NIIF's), adoptadas por la compañía, conforme a las Resoluciones de la Comisión Nacional de Valores Nos. 157-2004 y 177-2005, con vista de los informes de la Junta Directiva y de los Comisarios**. Los Estados Financieros de la compañía y los consolidados, así como los informes de gestión de la Junta Directiva y de los Comisarios, los cuales una vez leídos y ampliamente comentados, resultaron aprobados por unanimidad por los accionistas presentes, absteniéndose de votar los Administradores de la compañía. Asimismo la Junta Directiva leyó el Informe sobre el Cumplimiento de los Principios de Gobierno Corporativo adoptados por la Comisión Nacional de Valores.

De seguida se procedió a considerar el **Segundo Punto de la convocatoria**, o sea, *Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario.* Tomó la palabra Nelly González y propuso designar como **Miembros Principales** de la Junta Directiva a los señores: CARLOS DELFINO T., JUAN CARLOS CARPIO D., ALFREDO TRAVIESO P., GUSTAVO GOMEZ-RUIZ, ARNALDO AÑEZ D., ELENA DELFINO P., ALICIA M. PAPARONI M., CARLOS H. PAPARONI M., NELSON ISAMIT, CELESTINO MARTINEZ PEREZ, y JULIO BUSTAMANTE, y como **Miembros Suplentes** a los señores: ALBERTO DELFINO T., RICARDO DELFINO M., ARMANDO MARTINEZ M., GUILLERMO SALAS, MIGUEL CARPIO D., CARLOS SOTO-RIVERA, ALEJANDRO DELFINO T., FERNANDO PAPARONI M., FERNANDO MICALE, GUSTAVO PAPARONI S., y ANGEL J. RAMÍREZ.
Sometida a consideración de la Asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Tercer Punto de la convocatoria**, o sea, *Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.* Tomó la palabra Carlos Delfino T.y leyó la siguiente proposición




MANPA

de la Junta Directiva: *Se propone a la Asamblea el proyecto para emitir Obligaciones Quirografarias para ser ofrecidas al público hasta por un monto máximo de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) por año. Igualmente, se propone a la Asamblea delegar, por un plazo no mayor de dos (2) años, en la Junta Directiva de la compañía las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley de Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código de Comercio que les sean aplicables. Asimismo, se propone autorizar a la Junta Directiva para delegar dichas facultades en las personas que considere convenientes. Igualmente, se propone a la Asamblea que nombre como Representante Común Provisional de los Obligacionistas al Venezolano de Crédito, S.A. Banco Universal y que su remuneración sea fijada hasta en un máximo de VEINTICINCO MILLONES DE BOLIVARES (Bs. 25.000.000,oo) por año.*

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Seguidamente se procedió a considerar el **Cuarto punto de la convocatoria**, o sea, *Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.* Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: *Se propone a la Asamblea autorice a la Junta Directiva para emitir Papeles Comerciales hasta por la cantidad de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) por año para ser emitidos en una o varias series. Igualmente, se propone a la Asamblea delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como autorizar a la Junta Directiva a realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión. Asimismo, se propone a la Asamblea autorizar a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se propone a la Asamblea que la remuneración del Representante Común de los Papeles Comerciales*




MANPA

sea fijada hasta en un máximo de VEINTICINCO MILLONES DE BOLIVARES (Bs. 25.000.000,oo) por año.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Quinto Punto de la convocatoria**, o sea, *Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.* Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: *Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo ordinario en efectivo de Doce Bolívares (Bs. 12,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a* las Utilidades Netas correspondientes al ejercicio finalizado el *31 de diciembre de 2005, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). El pago debe efectuarse durante el presente año, en una porción.*
Igualmente, se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo acordado.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes, y la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los veintiún (21) días del mes de abril del año dos mil seis (2006).

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-------------------------------

[Letterhead of MANPA]

Caracas, April 5, 2006.

Messrs.

Executive Secretariat of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Present.-

This aims at delivering a compact disc including the **list of company shareholders** corresponding to the month of **March 31, 2006** as requested by that institution by official communication CNV-DCOP-251 as of October 4, 2005 and notified to my principal as of October 6, 2005.

Likewise, I attach hereto to be sealed as acknowledge receipt a copy of the list at **March 31, 2006** including the aforementioned compact disc.

Having no further matter to discuss.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. Carlos Delfino T. (signed) Illegible.

Chairman.--

Translator's Note:

Next there is one (1) page with the list of company shareholders. Such list has nine (9) columns that from left to right are, namely: Name of Issuing Company; Symbol in the Caracas Stock Exchange; Shareholder's Name; I.D. Card No./ RIF (Tax Information registry Number); Number of Shares; Par Value (Bs.); % of stake holding; % Accumulated; Cut-Off Date. At the upper right margin of each of the first two pages there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 April 5 PM 2:13 FILE RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, May 21st, 2006.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401221
Planta Sacos
Teléfonos (043) 401235 - 401236
Planta Bolsas
Teléfonos (043) 401094 - 401095

Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401349 - (02) 2398702
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 - 332405 - 332428
Transportes Alpes
Teléfonos (02) 9012416 - (043) 401380 - 401381


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezu
Teléfono (02) 9012311
internet: http://www.manpa.com.ve

Caracas, 05 de abril de 2006

Señores
Secretaría Ejecutiva de la
COMISION NACIONAL DE VALORES
Presente.-

El presente tiene como finalidad hacer entrega de un disco compacto contentivo del **listado de accionistas** de la empresa correspondiente al **31 de marzo de 2006**, solicitado por ese organismo mediante oficio CNV-DCOP-251 de fecha 04 de octubre de 2005 y notificado a mi representada el 06 de Octubre de 2005.

Asimismo, adjunto para ser sellado en señal de recepción copia del listado al **31 de marzo de 2006** contenido en el Disco Compacto antes mencionado.

Sin otro particular, queda de Ustedes.

Atentamente,

Manufacturas de Papel, C.A. (MANPA)
S.A.C.A..

Lic. Carlos Delfino T.
Presidente de la Junta Directiva

Nombre de la Empresa Emisora	Simbolo en la Bolsa de Valores de Caracas	Nombre del Accionista	CI / RIF	Número de Acciones	Valor Nominal (Bs.)	% del Total Accionario	% Acumulado	Fecha de Corte
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FUNDACION CARLOS DELFINO	J001639560	100.511.658	10	4,38	4,38	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PALMIRA C.A.	J004912739	126	10	0,00	4,38	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAURY DE PAPARONI ALICIA	V000228851	168.750	10	0,01	4,39	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUC DELFINO ARRIENS GUSTAVO S.	V000217205	231.840	10	0,01	4,40	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ GOMEZ GONZALO	V003177588	45.215	10	0,00	4,40	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARDENAS DE BURRON GRACIELA.	V006184996	1.824.606	10	0,08	4,48	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARDENAS DE YERENA MORELLA.	V004350928	3.738	10	0,00	4,48	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES MORAVIA, C.A.	J002393106	50.919.498	10	2,22	6,70	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ REVENGA JOSEFINA.(DIFUNTO)	V000025229	1.824.606	10	0,08	6,78	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAMIREZ ORTIZ ANGEL JESUS	V000935431	12.258.588	10	0,53	7,31	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FEDOSEJEVS SCHEFLERS GEORG.	V002066636	90.946	10	0,00	7,32	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RECARTE GAZTELUMENDI ROMAN (DIFUNTO	V002118395	40.362	10	0,00	7,32	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANABRIA GARCIA ENRIQUE	V003658351	115.164	10	0,01	7,32	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MIRANDA DE RODRIGUEZ LUISA MARGARIT	V000212171	59.850	10	0,00	7,33	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ RUIZ ALFREDO.	V003177249	50.442	10	0,00	7,33	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ-RUIZ RODRIGUEZ GUSTAVO	V003185691	1.425.072	10	0,06	7,39	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ DE ROMERO SYLVIA HELENA	V004272934	88.452	10	0,00	7,40	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELUTINI RUIZ JOSE ANTONIO	V000019865	70.812	10	0,00	7,40	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELUTINI RUIZ ANDRES.	V000005198	114.030	10	0,00	7,40	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ DE ESCUDER ANA SOFIA.	V001894439	114.030	10	0,00	7,41	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MATUTE RUIZ OLGA.	V000000000	114.030	10	0,00	7,41	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ F. MARIA FERNANDA.	V004456050	84.546	10	0,00	7,42	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ ESTEVEZ CARMEN TERESA.	V006809914	3.066	10	0,00	7,42	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PEREZ PARIS.	J000634343	28.980	10	0,00	7,42	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MAURY ALICIA MARIELA.	V005532404	6.200.000	10	0,27	7,69	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 218177, C.A.	J001217479	3.000.000	10	0,13	7,82	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MAURY CARLOS HENRIQUE JOSE	V006562483	6.200.000	10	0,27	8,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO MONZON JUAN RAFAEL	V003659618	72.720	10	0,00	8,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO MONZON RICARDO.	V006820919	11.970	10	0,00	8,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRICE¦O LUJAN ALFREDO JOSE.	V006824422	7.182	10	0,00	8,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO THORMAHLEN ALEJANDRO	V003659619	291.362	10	0,01	8,11	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ GOMEZ JUAN VICENTE.	V003177587	4.730	10	0,00	8,11	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BECKER CARDENAS FREDDY JOSE.	V006257141	902.730	10	0,04	8,15	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ MENDEZ CARLOS FELIPE.	V006914120	1.000	10	0,00	8,15	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MICALE JOSE GAETANO	V000270434	305.494	10	0,01	8,16	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PENMAY, C.A.	J003178837	4.230.114	10	0,18	8,34	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES INVERDELGO, C.A.	J302652650	1.133.172	10	0,05	8,39	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ DE GOMEZ MONSERRATE (DIFUNTO)	V003237741	2.231.250	10	0,10	8,49	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES TOMHAR, C.A.	J003311391	18.394.446	10	0,80	9,29	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE DALMADY YANTZEN NICOLAS ALEXANDE	V006555930	756	10	0,00	9,29	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BERTOLINI BETTALLI DANIELA.	V003176146	89.754	10	0,00	9,30	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARMANECA BIENES Y RAICES, C.A.	J303139027	49.847.580	10	2,17	11,47	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOLEDANO A. DINA MARGARITA.	V005664714	1.386	10	0,00	11,47	31/03/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 935431, C.A.	J003444774	3.459.960	10	0,15	11,62	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 3 DE OCTUBRE, C.A.	J002671262	815.136	10	0,04	11,66	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BOLIVAR F.M.DE VZLA. F.M.I.C.A,S.A	J002966645	34.042	10	0,00	11,66	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ DE CHAVEZ MAGALY ASENCION	V003720995	2.142	10	0,00	11,66	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RICOL DE TINOCO ANA LOURDES	V006070708	4.452	10	0,00	11,66	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA SANOJA SIXTO JOSE	V005402528	420	10	0,00	11,66	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARENAS NELSON	V003054578	1.079	10	0,00	11,66	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONDE DELFINO VALENTINA ISABEL	V003484561	10.752	10	0,00	11,66	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALORES PISA, C.A.	J003324612	5.964	10	0,00	11,66	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NANNINI SCOVINO MAURO BRUNO	V005308444	14.300	10	0,00	11,66	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FREYRE DE RICOL LOURDES	V005137550	8.610	10	0,00	11,66	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOLEDANO MAMAN AARON	V001521675	504	10	0,00	11,66	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AñEZ DELFINO ALBERTO ENRIQUE	V003663396	3.343	10	0,00	11,66	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TAMAYO LAVIE FERNANDO ENRIQUE	V004087380	17.934	10	0,00	11,66	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLELLA SIMOZA FRANCISCO ANTONIO.	V005967346	4.452	10	0,00	11,66	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAMPOS MURILLO ELISEO	E081752778	420	10	0,00	11,66	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEAL VILLALON MARIO PATRICIO.	V012070465	19.404	10	0,00	11,66	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESCOBAR DE GARCIA ELIGIA.	V002570479	1.302	10	0,00	11,66	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PASSINI CALORE ANGELO.	V002952820	1.882	10	0,00	11,66	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BOUTOROFF SEMENENKO NICOLAS	V006155162	168	10	0,00	11,66	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MOUCHET PERELLO VIKTOR RENE.	V006972947	1.764	10	0,00	11,66	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELASQUEZ BETANCOURT GUSTAVO LUIS	V005305339	2.646	10	0,00	11,66	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FEBRES PEREZ JOSE ALBERTO	V005972132	834	10	0,00	11,66	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORNIELES RAMON ENRIQUE	V000215333	210	10	0,00	11,66	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEON ROJAS ARISTARCO PISENO	V000085225	15.000	10	0,00	11,66	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COBHAM SCOTT STHEPHEN EDWARD.	E082093859	1.050	10	0,00	11,66	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAPCO TABICMAM LEON.	V000294981	5.334	10	0,00	11,66	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ JORGE ENRIQUE.	V005211678	3.570	10	0,00	11,66	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROTH BLUMENKRANE ALAN DAVID	V005541143	2.646	10	0,00	11,66	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIBEIRO DE GOUVEIA ALDEMARO.	V005966632	3.696	10	0,00	11,66	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE FREITAS RODRIGUEZ JOSE GUIDO	V005577538	420	10	0,00	11,66	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ GONZALEZ LEONARDO JOSE.	E082074778	1.050	10	0,00	11,66	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ MORIN JESUS EMILIO.	V007520172	5.796	10	0,00	11,66	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES KHAFRE, C.A.	J002355476	1.821.456	10	0,08	11,74	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANTANA NARVAEZ JOSE DE JESUS.	V006870154	882	10	0,00	11,74	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PE¦ISTU, C.A.	J003690686	504	10	0,00	11,74	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIVERO GUERRERO SAULO ALEJO.	V005129662	1.764	10	0,00	11,74	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NUNES ABILIO MANUEL	E081722678	25.882	10	0,00	11,74	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DOMINGUEZ GRATEROL JUAN CARLOS.	V006910556	8.946	10	0,00	11,74	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	J.D. CORDERO Y ASOC.CASA DE CAMBIO	J075862002	5.418	10	0,00	11,74	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ACUNA PIMENTEL KEILA JOSEFINA.	V006253035	378	10	0,00	11,74	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BANGUAIRA FONDO MUTUAL.	J003530557	1.008	10	0,00	11,75	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES MOLINILLO, C.A.	J001067906	44.856	10	0,00	11,75	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SEQUEIRA SANTAELLA JOSE MANUEL.	V006809631	3.570	10	0,00	11,75	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PROMOTORA ABSA, C.A.	J003394459	2.366	10	0,00	11,75	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES BACIANI,C.A.	J003661708	1.302	10	0,00	11,75	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SILVA GRANADOS VICTOR JOSE	V003414719	126	10	0,00	11,75	31/03/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PASSARO GNARRA ANTONIO	V006811020	882	10	0,00	11,75	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ERASO RODRIGUEZ RICARDO JOSE.	V006844912	4.592	10	0,00	11,75	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRUTTINI SILVA GIORGIO	V009970210	252	10	0,00	11,75	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALLES MARCANO ALFREDO.	V003657158	320	10	0,00	11,75	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ GARRIDO IGNACIO JOSE	V002767335	3.570	10	0,00	11,75	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GASIA GONZALEZ IGNACIO	V003840187	420	10	0,00	11,75	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	STARKE AROCHA SIMON AUGUSTO.	V007026053	882	10	0,00	11,75	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROMERO THORMAHLEN ANDRES.	V003664281	36.682	10	0,00	11,75	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MICALE FERNANDO CESAR	V002113431	884.496	10	0,04	11,79	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CALZADA DE HERNANDEZ MARIA C	V006064481	10.064	10	0,00	11,79	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BOUZAGLOU ABRAHAM ALBERTO	V006126055	10.458	10	0,00	11,79	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRICE¦O BRAUN ALVARO.	V003659996	5.292	10	0,00	11,79	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION ARAPACOA, C.A.	J003620351	2.910	10	0,00	11,79	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PARRA PARDI MARIA ELENA	V001719084	3.696	10	0,00	11,79	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HIDROCONSTRUCCIONES 37, C.A.	J003126527	2.184	10	0,00	11,79	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ DE HERNANDEZ CARMEN ELENA	V002094595	22.428	10	0,00	11,79	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VEIGA FANDI¦O CARLOS	V005074137	672	10	0,00	11,79	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ TEIJIDO ADOLFO	V009968472	1.428	10	0,00	11,79	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALERO DE ZAMBRANO MARIA FLORA	V006561456	1.428	10	0,00	11,79	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES ANAMIGRA, S.A.	J002864133	88.620	10	0,00	11,79	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARPIO DELFINO MIGUEL ENRIQUE.	V003178324	229.901	10	0,01	11,80	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GINER ALONSO MARIANO ANGEL	V003157319	1.008	10	0,00	11,80	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES GLOBALCORP, C.A.	J300103986	48.678	10	0,00	11,81	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GROSPERCA, .C.A.	J002382210	2.184	10	0,00	11,81	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO PARRA ELENA MARGARITA.	V006398408	460.490	10	0,02	11,83	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ ERASO FERMIN ANTONIO N.	V006164870	3.424	10	0,00	11,83	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOVERA VEGAS JUAN ANTONIO	V005534882	5.000	10	0,00	11,83	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRUJILLO TRUJILLO JULIO	V000903963	2.898	10	0,00	11,83	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRUJILLO TRUJILLO HECTOR JULIO	V003399120	2.898	10	0,00	11,83	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RANGEL FORNEZ JOSE GREGORIO	V005533846	88	10	-	11,83	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO PARRA MARIANA DE RUBARTELLI	V006827537	1.050	10	0,00	11,83	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PUPPIO ZINGG VICENTE JOSE.	V009971382	3.570	10	0,00	11,83	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOPEZ ROJAS CARLOS AUGUSTO.	V003225759	72	10	-	11,83	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FRESCO DJIAN ENRIQUE.	V006197455	5.964	10	0,00	11,83	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SCHMID WERNER	V015182060	1.176	10	0,00	11,83	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SEQUERA INAGAS LUIS JAVIER	V010346617	294	10	0,00	11,83	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ BERTOLINI MARIA LORENA	V009882547	102.600	10	0,00	11,83	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOSA FREITES JORGE LUIS	V005524353	672	10	0,00	11,83	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PLANCHART MARQUEZ REINALDO JOSE	V005535369	4.452	10	0,00	11,83	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAMIREZ SULBARAN BRIXON MANUEL	V007815754	420	10	0,00	11,83	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PROGRESO MERCADO DE CAPITALES, C.A.	J300099911	4.452	10	0,00	11,83	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAURENT BONNET JEAN MICHEL	E082104873	42	10	-	11,83	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SIMON KOSKAS ARMAND SALOMON	E082056871	294	10	0,00	11,83	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARAQUE BENZO EDUARDO JOSE	V004772544	1.764	10	0,00	11,83	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ICCB VALORES, C.A.	J003617296	76.482	10	0,00	11,84	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	URBANO BERRIZBEITIA JOAQUIN ANDRES	V006302360	3.696	10	0,00	11,84	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DODEL ROURE PIERRE HENRI	E000954238	420	10	0,00	11,84	31/03/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SCULL MEDEROS EDUARDO RENE	V004084233	12.222	10	0,00	11,84	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NERI LUCIANI ANTONIO JOSE	V009967584	42	10	-	11,84	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BALL FERRERO OLY ARLETTE	V006974690	42	10	-	11,84	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INMUEBLES E INV. F.GOMEZ & HIJOS	J003501468	7.434	10	0,00	11,84	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROTUNDO DE VIEGA ANA MARIA	V005539210	1.050	10	0,00	11,84	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PITA PITA CARLOS	V006563699	3.696	10	0,00	11,84	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NAVARRO ORTIZ ANGEL	V002060278	56.196	10	0,00	11,84	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INMOBILIARIA ZAIT MONET, C.A.	J300217485	19.404	10	0,00	11,84	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CADAVID MORENO LEOPOLDO ARMANDO	V005617274	1.428	10	0,00	11,84	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES SF118 C.A.	J	49.768.530	10	2,17	14,01	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES OSMARASIL, C.A	J002257814	2.718	10	0,00	14,01	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ DE CADENA JOAN MARY	V003281559	3.561.860	10	0,16	14,17	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ ARRAIZ ROSA ELENA	V001890122	3.438.860	10	0,15	14,32	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES GRUPO 21,C.A.	J003159212	2.612	10	0,00	14,32	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ GOMEZ CARMEN ELENA	V002249670	872.472	10	0,04	14,35	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ DE THOMSON JUANA CRISTINA	V002249671	3.200.000	10	0,14	14,49	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DREISSIG EHRLICH SIEGFRIED GUNTER	V006249499	1.040.000	10	0,05	14,54	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INMOBILIARIA LA ONSEDONIA, C.A	J302476380	5.726.851	10	0,25	14,79	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONDE DELFINO GUSTAVO EMILIO	V003151827	682.080	10	0,03	14,82	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSORA CONDEISA, C.A.	J003614831	682.080	10	0,03	14,85	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ DE GAMBOA MARIA DEL PILAR	V000000000	66.276	10	0,00	14,85	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONDE ROTUNDO EMILIO LUIS	V013309477	31.668	10	0,00	14,85	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TIRADO ANTONIO	V000000000	20.916	10	0,00	14,85	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ DE PANTIN ELENA	V000000000	18.438	10	0,00	14,85	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA CHACON PAULA LIZBETH	V006365400	42	10	-	14,85	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SIRACUSA LILIANA	V000000000	630	10	0,00	14,85	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JIMENEZ HERRERA ELKE DE LAS MERCEDE	V006851674	800	10	0,00	14,85	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDOZA PIRES LUIS IGNACIO	V003181392	126	10	0,00	14,85	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OTEYZA SCULL JAIME	V002940697	5.334	10	0,00	14,85	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES TAUCHO, C.A.	J001751025	28.014	10	0,00	14,86	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PITARA, S.A.	J001363386	8	10	-	14,86	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESTUDIOS IDEFIX, S.R.L.	J002304642	10.248	10	0,00	14,86	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERMEN 5000 C.A.	J300789705	55.351	10	0,00	14,86	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VELASCO Z. RAFAEL MARIA	V003187699	5.964	10	0,00	14,86	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BIMBLICH SANDOR ARIEH	V011227252	294	10	0,00	14,86	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FUENTES GILLY MANUEL JOSE	V000000000	124.866	10	0,01	14,86	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLMENARES LUIS EDUARDO	V000000000	61.740	10	0,00	14,87	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO ARRIENS ENRIQUE	V000000000	53.424	10	0,00	14,87	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARCIALES MARTIN	V000000000	17.766	10	0,00	14,87	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JULIO A. VILLASMIL C. Y HNOS. C.A.	J	17.766	10	0,00	14,87	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PACHECO MARCIALES LUCIO	V000000000	5.922	10	0,00	14,87	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESPEJO EDGAR EDUARDO	V000000000	5.922	10	0,00	14,87	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARABAN PEREZ FREDDY	V000000000	5.670	10	0,00	14,87	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LA PORTA RENATO	V000000000	5.040	10	0,00	14,87	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ ALIX	V000000000	882	10	0,00	14,87	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE UXCATEGUI MARINA	V000000000	882	10	0,00	14,87	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE LA PORTA OLGA R.	V000000000	882	10	0,00	14,87	31/03/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE DURAN EMILIA	V000000000	882	10	0,00	14,87	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAMIREZ LUJAN JULIA ERNESTINA	V000153014	126	10	0,00	14,87	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SERV.INMOBILIARIOS 13 DE NOVIEMBRE	J301020871	44.096.976	10	1,92	16,79	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSQUETE PORCAR DE V. NILDA ESTHER	V008578040	4.704	10	0,00	16,79	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALMEIDA GIL MARIA DEL CARMEN ZULAY	V008743207	1.134	10	0,00	16,79	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLANCO PINTO MARIBEL ELIZABETH	V004432725	1.764	10	0,00	16,79	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE BASILIO DA SILVA MARIA TRINIDAD	V007269168	1.134	10	0,00	16,79	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ RODRIGUEZ WILLIAM ANIBAL	V004566920	2.394	10	0,00	16,79	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARIN MORENO BEATRIZ JOSEFINA	V006060637	394	10	0,00	16,79	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MOLINA MOROS BENJAMIN	V002245426	2.394	10	0,00	16,79	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORA CIANGHEROTTI NOEMY	V007220942	1.764	10	0,00	16,79	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PATI¦O PEREZ TRINA MARGARITA	V004516265	29.736	10	0,00	16,80	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUEDA GUARIN BEATRIZ ERNESTINA	V006361866	1.134	10	0,00	16,80	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TORREALBA VILLALBA HILDA MARGARITA	V005373787	2.394	10	0,00	16,80	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VIVAS DE DURAN LAURA CECILIA	V004431276	1.764	10	0,00	16,80	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZARATE MARTINEZ MARIA ELENA	V006226693	2.394	10	0,00	16,80	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FARINA FRIXA ANA MARIA	V004837005	12.138	10	0,00	16,80	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL BRACHO ARTURO JOSUE	V009673341	3.024	10	0,00	16,80	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VIVAS DE TARRE IRIS TERESA	V002985924	37	10	-	16,80	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ ALMANDOZ ISMAEL JOSE	V001725241	194.148	10	0,01	16,81	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZAMORA DE OJEDA AILEEN LILIANA	V007242218	3.024	10	0,00	16,81	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MERLO MENDOZA ENRIQUE JOSE	V001745320	171.738	10	0,01	16,81	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PARRA FLORENSA CARLOS JOSE	V008870564	1.134	10	0,00	16,81	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ HERNANDEZ EDGAR HERNAN	V002887769	5.964	10	0,00	16,81	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAMIREZ CONTRERAS RAMON ENRIQUE	V002149926	59.262	10	0,00	16,82	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MACERO RODRIGUEZ BEATRIZ DEL CARMEN	V006562613	21.000	10	0,00	16,82	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RONDON MOLINA HAZAUL	V002289790	5.964	10	0,00	16,82	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESCOBAR RODRIGUEZ YUNEIDA	V006825226	5.040	10	0,00	16,82	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FEBRES CORDERO DE PEREZ BEATRIZ E.	V001758807	20.764	10	0,00	16,82	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MANTEIGA GARCIA JOSE	V002103522	58.632	10	0,00	16,82	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DITTMER MANZANO EGBERT	V002840096	2.777.938	10	0,12	16,94	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARANTE CASTILLO MARUMA VALENTINA	V003887541	1.260	10	0,00	16,94	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALVAREZ GONZALEZ VICTOR SEGUNDO	V002080365	413.988	10	0,02	16,96	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ LOPEZ MANUEL	V001450769	187.238	10	0,01	16,97	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ RODRIGUEZ HECTOR TIMOTEO	V004191198	12.600	10	0,00	16,97	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PERDOMO GONZALEZ NESTOR	V000046884	119.238	10	0,01	16,97	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZUCCHI BUTTAGLIERI JUAN LUCAS	V006821992	59.262	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OJEDA RODRIGUEZ JOHNNY ALBERTO	V003585749	3.654	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZULOAGA POCATERRA PEDRO	V004765495	2.238	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTES GOMEZ ALVARO	V009882474	12.600	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGUIRRE FIGUEROA JOSE	V007554034	1.386	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TORREALBA MARIA CANDELARIA	V005612756	1.134	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERNANDEZ VISO RAFAEL ANDRES	V006925148	2.940	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BECERRA SEPULVEDA EUSTACIO	V004829890	1.890	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLANCO BOLIVAR SONIA MARITZA	V007257602	1.386	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLINA NESTOR RAFAEL	V007366132	1.890	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BOWEL LEWIS ALBERTO JOHN	V001158996	1.890	10	0,00	16,98	31/03/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DURAN LUGO LESBIA CRUZ	V004434926	1.764	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ CARIAS AURA VALERIA	V003658179	1.890	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ REYES JOSE ANTONIO	V007227261	1.890	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GRANADILLO CAMPOS HECTOR JOSE	V005263553	1.890	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LIZCANO GALVAN HENRY ALBERTO	V005266898	1.890	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOAIZA OROPEZA CELIA ROSARIO	V007176455	1.890	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTIEL DE CORRO MARLENE COROMOTO	V005275530	1.134	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORALES JOSE ANTONIO (DIFUNTO)	V006053526	1.890	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NICOLAU DE GARCIA ROSA MARIA	V005269453	6.300	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	REQUENA WILLIAMS RAMON	V007209963	1.764	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUAREZ RIVERO JEABELL YVAC	V004367050	1.890	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VASQUEZ BRICE¦O JOSE OMAR	V005759118	1.764	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VILLAVICENCIO TORRES LINO ENRIQUE	V003841940	1.890	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARACAS ANDRADE LAUREANO JOSE	V009645202	1.890	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GENTILE NIEVES GINELA FLORA	V009649778	1.890	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOTILLO PEREZ LUIS ANDRES	V006434271	6.300	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEMOINE ELIA FREDDY	V003812521	1.890	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALMERIDA SALAZAR ISBELIA RAMONA	V002761454	1.890	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AREVALO JULIO ZENON	V002239800	1.890	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLANCO JULIAN JOSE	V008471709	1.134	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA BLANCO LUISA JOSEFINA	V002996540	1.890	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARDENAS SANCHEZ WILLIAM	V004231978	1.134	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ABREU MACHADO RICHARD RAFAEL	V009416155	1.386	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	APARICIO ARGENIS ANTONIO	V007188231	1.890	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	APONTE TOVAR JOSE CUPERTINO	V002844635	1.890	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	REQUENA ORLANDO ANTONIO	V005269025	1.134	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO AGUILAR ASEL ISAAC	V009659837	504	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VERENZUELA DAZA HARVIS ADRIAN	V007251017	1.134	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARAUJO DE SILVA DAIXY NORELLY	V007220897	1.890	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA RODRIGUEZ JOSE LUIS	V004466213	1.890	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIVAS BERNERD	V007252841	1.890	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PINEDO CASTILLO MAITRELLA	V007226050	504	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ FREDDY ARMANDO	V005217871	12.600	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ YANEZ FERNANDO CARMELO	V004873952	12.600	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ORAMAS PAEZ SANTIAGO JOSE	V003350244	6.300	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORREA DE GONZALEZ MARTA ELENA	V004459236	1.560	10	0,00	16,98	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 301130, C.A	J301651472	20.456.474	10	0,89	17,87	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FREDERICK HOLDING INC.	J	3.908.142	10	0,17	18,04	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGROPECUARIA 27 DE MAYO,C.A.	J002072482	6.972	10	0,00	18,04	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSORA 3-10-64, C.A.	J002671254	423.150	10	0,02	18,06	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 19.451, C.A.	J002583886	250.090	10	0,01	18,07	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BELANDRIA MARCO	V003793668	5.250	10	0,00	18,07	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORDERO DE HERRERA MARIANA	V007254309	5.250	10	0,00	18,07	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIVERO LEGORBURU LUIS ALBERTO	V000071877	5.250	10	0,00	18,07	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO SUBERO VIRGINIA.	V005305004	103.244	10	0,00	18,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO SUBERO GUSTAVO ANDRES	V010338719	103.244	10	0,00	18,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MOROS CAVICCHIONI HORACIO ALBERTO	V010331080	5.250	10	0,00	18,08	31/03/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DEL GALLO GALLO JOSE LUIS (DIFUNTO)	V006209259	78.750	10	0,00	18,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTAÑO CARRASCO CIRILO	V000032366	6.750	10	0,00	18,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	S.A. DE EDUC. Y CULTURA RELIGIOSA	J000122555	78.750	10	0,00	18,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CANELLA DE DIAZ SONIA	V004351865	16.800	10	0,00	18,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CANELLA PANZARELLI ZEYLA AMALIA	V005963543	16.800	10	0,00	18,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CANELLA DE MILLAN ELIZABETH.	V004351867	16.800	10	0,00	18,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAUL ALFREDO LUIS.	V003177669	5.250	10	0,00	18,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHACIN LLAMOZAS MARCEL	V007191552	52.500	10	0,00	18,10	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ELLIS GARCIA DE LA CONCHA JOHN	V000264863	78.750	10	0,00	18,10	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DURO DE ELLIS MARIA LUISA.	V008729872	78.750	10	0,00	18,10	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ELLIS ALVAREZ DE LUGO EDWARD.	V005537956	78.750	10	0,00	18,11	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	A¦EZ DELFINO ARNALDO JOSE.	V003657855	10	10	-	18,11	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERRERA RAMIREZ JORGE ANTONIO	V006814497	26.250	10	0,00	18,11	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INMOBILIARIA ARA, S.A.	J001564039	33.600	10	0,00	18,11	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES VEIQUEVE, S.A	J002142715	127.600	10	0,01	18,11	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI SANCHEZ GUSTAVO	V006749570	2.000	10	0,00	18,11	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI SANCHEZ SILVIA	V011739030	12.000	10	0,00	18,11	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANCHEZ DE PAPARONI MARIA CRISTINA	V003401999	112.000	10	0,00	18,12	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 3240, C.A.	J003666025	107.500	10	0,00	18,12	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 9861680, C.A.	J003597163	2.164.400	10	0,09	18,22	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL MAYZ CARLOS RAUL JOSE	V015991481	10.500	10	0,00	18,22	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL MAYZ CAROLINA JULIETA	V015865722	10.500	10	0,00	18,22	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL VELUTINI JOSE VICENTE ALONSO	V004581529	21.000	10	0,00	18,22	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DE SOUSA JOAO ISMAEL	V010824127	10.500	10	0,00	18,22	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BCO.DE VZLA,S.A,B.U.FIDEICOMISO P.3	J000029482	3.300	10	0,00	18,22	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ-RUIZ SPAGNA ADRIANA (MENOR).	V003177249	10.500	10	0,00	18,22	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BANCO DE VZLA,S.A.BANCO UNIVERSAL	J000029482	52.500	10	0,00	18,22	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BANEX VALORES.	J300353141	7.200	10	0,00	18,22	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEAL DE MICHAEL MARIA MARGARITA	V003657124	220.500	10	0,01	18,23	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CISNEROS GOMEZ MARIA DE LOURDES	V004822294	33.680	10	0,00	18,23	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CISNERO DE DAVILA MARIA TERESA	V005532335	252.000	10	0,01	18,25	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO DE ARISMENDI BEATRIZ	V003180818	126.000	10	0,01	18,25	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JARDIN DOS SANTOS AMERICO	V011197727	5.000	10	0,00	18,25	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALCANTARA LANSBERG LARA CAROLINA	V013338381	8.400	10	0,00	18,25	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOVERA SANCHEZ WILMER EDITO	V005976038	2.400	10	0,00	18,25	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRUJILLO MARTINEZ OSCAR ANTONIO	V009417103	1.184	10	0,00	18,25	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO PARRA MARIA ANGELICA	V011306359	1.440	10	0,00	18,25	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SALAS DELFINO GUILLERMO ALEJAND	V005314494	8.400	10	0,00	18,25	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SALAS PARRA TITO	V000028087	188.160	10	0,01	18,26	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MANTEIGA PEREZ MAGALY	V008816647	12.600	10	0,00	18,26	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAJA DE AHORROS EMPLEADOS MANPA	J000000000	28	10	-	18,26	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUARDAZZI GOMEZ FERNANDO A. (MENOR)	V009882547	75.000	10	0,00	18,26	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALMEIDA MARTINS ALFONSO	V006463879	87.500	10	0,00	18,27	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	C.C.C.M CONINVENCA CREDIT CONTROL M	J301819632	1.260	10	0,00	18,27	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGUIRRE MARTINEZ WILSON RAFAEL	V006863944	2.100	10	0,00	18,27	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OLIVARES HERIZE ALBERTO	V000023991	575.858	10	0,03	18,29	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ MARTINEZ CARLOS AUGUSTO	V000043487	41	10	-	18,29	31/03/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARVAJAL CHITTY HUMBERTO ITIC.	V006910898	1.500	10	0,00	18,29	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CALATRAVA DE OLIVARES MARIA	V000219225	55.500	10	0,00	18,30	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RETO VALORES CARVICHI, C.A.	J003578517	20.000	10	0,00	18,30	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MELIAN TRUJILLO JOSE ALBERTO	V004350479	11.216	10	0,00	18,30	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOLANILLA KOCH ELIZABETH ALICIA	V005425713	75.000	10	0,00	18,30	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GRESPAN RAMIREZ MILCO ATILIO	V008004463	1.500	10	0,00	18,30	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAMAIONI BALDINI ANTONIO	V006276564	15.000	10	0,00	18,30	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAPFRE LA SEGURIDAD,C.A. DE SEGUROS	J000214107	9.338	10	0,00	18,30	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORRISON COLIMODIO PATRICK JOSEPH	V006979770	1.000	10	0,00	18,30	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAMUS ROSALES SIMON CLEMENTE	V012384564	28.150	10	0,00	18,30	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CLARIDGE, LTD.	J303120792	350.000.000	10	15,26	33,56	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COVA FRANCO LUIS LEOPOLDO DEL VALLE	V005969587	3.000	10	0,00	33,56	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ GARCIA JUAN VICENTE	V000965161	700	10	0,00	33,56	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ GARCIA IRAYDA LUISA	V000026370	500.000	10	0,02	33,58	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TEXIER TORRES EDUARDO	V002685298	24	10	-	33,58	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHANG HUNG YUNG YEN	V006127542	30.000	10	0,00	33,58	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOLEDO GUERRERO ENRIQUE	V000053213	6.500	10	0,00	33,58	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARRILLO ACOSTA CIPRIANO	V003969619	100	10	-	33,58	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BUSTILLOS GIL FRANCISCO ARTURO	V003865301	2	10	-	33,58	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PALAZZI OCTAVIO CARLOS ALBERTO	V006979504	870	10	0,00	33,58	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARANA PEROZA CARLOS JESUS	V002765221	51.000	10	0,00	33,59	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ RODRIGUEZ MANUEL	V013312884	7.500	10	0,00	33,59	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ GONZALEZ KEISTHER MARIELLA	V005465032	6.000	10	0,00	33,59	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIPANTI DE AMAYA MIREYA	V003971319	50.000	10	0,00	33,59	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES COCOLI C.A.	J001240357	5.000	10	0,00	33,59	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHAZZAOUI PIñA RAUF	V010204146	6.000	10	0,00	33,59	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CASTILLO JOSE EDECIO	V003921437	650	10	0,00	33,59	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLINA DE MOLERO MAGDA JOSEFINA	V006154312	500	10	0,00	33,59	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOLORZANO NICOLAS	V004312228	40	10	-	33,59	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONSORCIO AMERIVAL,C.A	J303229638	12.800	10	0,00	33,59	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MANRIQUE HUIZI CAMILO FELIPE	V011029975	40.000	10	0,00	33,59	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JESURUM BELISARIO JOSE LUIS	V003187695	100	10	-	33,59	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FALCON MORALES FRANCISCO ALEXANDER	V006932707	70.000	10	0,00	33,59	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAGO RODRIGUEZ LEOPOLDO JOSE	V010461621	8.000	10	0,00	33,60	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DI STEFANO DI GIACOMO FRANCO DONATO	V004680929	22.000	10	0,00	33,60	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PELLICER DE VILLASMIL HILDA MARGARI	V002994724	15.000	10	0,00	33,60	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERWORLD SOC. DE CORRETAJE, C.A.	J301938887	2.000	10	0,00	33,60	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SULVARAN DE SARDI NANCY MARGARITA	V000646486	4.000	10	0,00	33,60	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CEBALLOS LOPEZ IRVING	V002780050	10.000	10	0,00	33,60	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSORA BENAZOLVE,S.A	J302092299	40.000	10	0,00	33,60	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONTRERAS CASARES FRANCISCO	V005310238	200	10	0,00	33,60	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORREDOR DIAZ NORBERTO TERCERO	V006845872	4.920	10	0,00	33,60	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NATSCUMCO(NOMINEE FOR CITIBANK NA	J303087116	798.987.075	10	34,83	68,43	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BASALO YANES RICARDO JOSE	V002940212	10.000	10	0,00	68,43	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 7426, S.A.	J300078485	1.394.606	10	0,06	68,49	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ DE MARIñO XIOMARA MARIA	V005570932	41.740	10	0,00	68,49	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PADRON DE GRASSO MARIA SUSANA	V007682347	4.000	10	0,00	68,49	31/03/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUAREZ RAFAEL EDMUNDO	V002765015	80	10	-	68,49	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TINOCO RICHTER CESAR	V000005680	8.000	10	0,00	68,49	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PRIVEGAS, S.A	J001150382	620	10	0,00	68,49	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRACHO SIERRA JOSE LUIS	V000242384	26.000	10	0,00	68,49	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOLDENSTEIN IANOVICI FRANKLIN	V003981127	15.200	10	0,00	68,49	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DISTRIBUIDORA RIMERO,C.A	J001541624	1.000	10	0,00	68,49	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES KAZALY, C.A.	J003587648	378	10	0,00	68,49	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BROWN BROTHERS HARRIMAN & CO.	J308858544	140.000.000	10	6,10	74,60	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OCCHINO RAGUSA GIOVANNI	V006271737	29.942	10	0,00	74,60	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ELOVIC SCHUTZBERGER ROBERTO	V005531540	30.000	10	0,00	74,60	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	EGUEZ DE LIMES REMY MARITZA	V081274533	1.225	10	0,00	74,60	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	WALLIS ALBERTO	V010331334	78	10	-	74,60	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHASEWOOD FINANCIAL, S.A.	J303821456	24.768.085	10	1,08	75,68	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ REGGETI CARLOS RAUL DEL P	V003176653	588	10	0,00	75,68	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	EMMANUELLI GRAELLS CARLOS JESUS	V006266167	98	10	-	75,68	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEñALOZA CARMEN ZULAY	V009096246	100	10	-	75,68	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES JUVIGO C.A	J075481658	9	10	-	75,68	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GERMAN GARCIA MARTIN JOSE	V009410767	2.400	10	0,00	75,68	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION RIMCAR, C.A.	J002510900	32.780	10	0,00	75,68	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLANCO PARDO ABEL	V006319742	3.200	10	0,00	75,68	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BACAL TEITELBOIM MARIO	V006256146	15.200	10	0,00	75,68	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ RIVAS OMAR JOSE	V001389601	20.000	10	0,00	75,68	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES AVIDULES, C.A.	J002421171	17.000	10	0,00	75,68	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALORES VALFESA CASA DE BOLSA, S.A.	J003633771	8.680	10	0,00	75,68	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CALDERON MARTINEZ ENRIQUE JOSE	V003182688	5.500	10	0,00	75,68	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARISTIGUETA LANDAETA EDUARDO	V006558032	23.100	10	0,00	75,68	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA RODRIGUEZ PEDRO DIONICIO	V000000000	4.000	10	0,00	75,68	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROMERO VALENCIA CARLOS	V003869107	4.000	10	0,00	75,69	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FIGUEROA COLLAZO JOHANNA SERLYN	V013311600	500	10	0,00	75,69	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MUJICA PALUMBO JOSE ALEJANDRO	V010283115	28.000	10	0,00	75,69	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BERROTERAN TELLEZ SONIA CANDELARIA	V006442032	1.100	10	0,00	75,69	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ ABAL MARIA ISABEL	V008316337	16.000	10	0,00	75,69	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUSSO LAPENTA ACHILE	V006157440	450	10	0,00	75,69	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUAREZ OTERO MANUEL JOSE	V011227150	140.000	10	0,01	75,69	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUBIO ESPITIA JOSE GREGORIO	V000987645	2.000	10	0,00	75,69	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MILANASA LLC	J308476072	169.433.930	10	7,39	83,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORON APONTE FEDERICO	V000238723	6.600	10	0,00	83,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ASUNCION DO ROZARIO MIGUEL JOSE	V006127283	1.000	10	0,00	83,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PRATO DE ACEDO JOSEFINA	V001645306	1.600	10	0,00	83,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORENO RAFAEL RAMON	V002145478	3.000	10	0,00	83,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DUARTE CONTRERAS SANTIAGOI JOSE	V006317266	270	10	0,00	83,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZAPPI UYA CLARA DEL CARMEN	V006929097	10.000	10	0,00	83,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEDRAZA DE AVILA LAURA ELCIDE	V003753051	1.000	10	0,00	83,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RIZZUTI FERRARI VICENTE ANTONIO	V002561510	4.018	10	0,00	83,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARBALLO DE DIAZ MARGARITA	V001718702	5.200	10	0,00	83,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAMPOS SORGA MARIANA	E000685090	3.500	10	0,00	83,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SISO SOSA ARTURO IGNACIO	V012625895	2.300	10	0,00	83,08	31/03/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DILLER RAUCH SIEGFRIED JOSEF	V003718864	8.000	10	0,00	83,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FONT CARVALLO EDUARDO JOSE V	V006560336	500	10	0,00	83,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO GOMEZ JOSE IGNACIO	V007251132	5.000	10	0,00	83,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAM KWAI CHEUNG JACK	E081969353	7.500	10	0,00	83,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CICHELLA MILLIANI SERGIO ANDRES (M)	V013337190	4.150	10	0,00	83,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CICHELLA MILLANI REINALDO ANDRES(M)	V015976040	4.150	10	0,00	83,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUEVARA PORRAS JOSBELL	V006258940	900	10	0,00	83,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANCHEZ DE PERERA SYLVIA MARGARITA	V005299118	15.500	10	0,00	83,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROBLETO DE ANDRADE MARIA DE LOS A.	V003157344	708	10	0,00	83,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ACOSTA SIMON JUAN ROBERTO	V006161694	15.000	10	0,00	83,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAEZ RINCON MANUEL VICENTE	V010449196	1.067	10	0,00	83,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ABASCAL ALVAREZ RAMON OBDULIO	V000248144	879	10	0,00	83,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PARDO ZABALA MARIA ELIZABETH	V007169271	1.000	10	0,00	83,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	KEHRHAHN STOLK ADOLFO HENRIQUE	V008343804	500	10	0,00	83,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEON MARTINEZ LILIAN ONEIDA	V003237154	1.000	10	0,00	83,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CICHELLA MILLIANI ALEJANDRO (MENOR)	V006816715	4.150	10	0,00	83,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ NELLY DE JESUS	V003725794	2.200	10	0,00	83,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	WHITE SOUL CORP.	J304049854	17	10	-	83,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AGUIRREBEITIA AZPIRI JOSE MARIA	V002952454	20.000	10	0,00	83,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRICENO MARIN NELSON OCTAVIO	V006915707	400	10	0,00	83,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NU¦EZ ISAVA FERNANDO	V004081010	500	10	0,00	83,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUTIERREZ DE EGA¦A AMANDA	V004349522	4.500	10	0,00	83,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PERISSE RODRIGUEZ LILENA MARIA	V011682940	5.021	10	0,00	83,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALBANEZ BARNOLA BENJAMIN JOSE DE J.	V003666437	5.000	10	0,00	83,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BRANDWAJN POLER MAXIM JACOB	V013308298	1.000	10	0,00	83,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROJAS GONZALEZ YANELLI JOSEFINA	V006242169	1.570	10	0,00	83,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTES NARVAEZ GONZALO ARMANDO	V000769892	16.500	10	0,00	83,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	KAUFFMANN RAMIREZ CARLOS EDUARDO	V010337600	36.000	10	0,00	83,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ PE#ALVER CARMEN EMPERATRIZ	V003152763	3.000	10	0,00	83,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORENO PEREZ ANIBAL JAVIER	V010339020	1.700	10	0,00	83,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SAHMKOW RANGEL RAMON EDUARDO	V003124028	23.500	10	0,00	83,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANTOS MENDEZ ANTONIO JUAN	V006087124	20	10	-	83,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VARELA JAIMES EDUARDO ANTONIO	V003322613	30.000	10	0,00	83,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VERGARA SUBERO DAVID RICARDO	V006000031	18.000	10	0,00	83,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARISMENDI DELFINO BEATRIZ ELENA	V009967719	5.100	10	0,00	83,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAURY RODRIGUEZ MARIA EUGENIA	V006555660	4.049	10	0,00	83,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ FEGUNDEZ ANDRES MIGUEL	V001738523	10.000	10	0,00	83,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	NEHER BORJAS BERNARDO ENRIQUE	V001724475	29.904	10	0,00	83,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SAVINO PALACIOS RAUL	V004354308	4.000	10	0,00	83,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLAVIA GOMEZ JUAN ANDRES	V011595061	1	10	-	83,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ DE TAMAYO LUZ DARY	V013285399	100	10	-	83,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARISMENDI DELFINO ANA MARIA	V011234712	4.100	10	0,00	83,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARISMENDI MELCHERT JUAN BAUTISTA	V002154186	8.200	10	0,00	83,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ CLAVELLI ANDRES	V006820671	86	10	-	83,09	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANDOVAL SUAREZ JOSE ALI	V003729248	50.000	10	0,00	83,10	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ DUGARTE JOSE DE JESUS	V000984356	3.440	10	0,00	83,10	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ PEREZ SIMON ALFREDO	V009878639	6.875	10	0,00	83,10	31/03/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ZAFRA VELANDIA JOSE MARTIN	V007246036	1.570	10	0,00	83,10	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	AVILA CABARCAS REINALDO ANTONIO	V006257968	5.010	10	0,00	83,10	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ADRIANZA ALVAREZ MINERVA	V001075032	9.300	10	0,00	83,10	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PROMOCIONES MAROVEGAS, C.A	J001151966	2.000	10	0,00	83,10	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BALBAS OLIVEROS OMAR JESUS	V003655672	5.000	10	0,00	83,10	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ VALLENILLA JORGE JOSE	V000093253	8.365	10	0,00	83,10	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	REZNICEK WEIRAUCHOVA HANY	V001710885	130.200	10	0,01	83,10	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARCANO ADRIANZA HUMBERTO JOSE	V003671561	9.540	10	0,00	83,10	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARIN DE FERNANDEZ MARIA ELIZABETH	V005093402	500	10	0,00	83,10	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MATA MERINO MANUEL	V006299093	33.620	10	0,00	83,11	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DI BARI NAPOLITANO SEBASTIAN	V005302101	476	10	0,00	83,11	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BERACHA ZAIDMAN ROBERTO	V003967924	40.000	10	0,00	83,11	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARRERO CUBEROS BERNABE	V000642297	5.000	10	0,00	83,11	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PRAT CARIM ARIEL	V001853648	604	10	0,00	83,11	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ORLANDO LOPEZ ANTONINO	V010823376	2.000	10	0,00	83,11	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRAVIESO PASSIOS ALFREDO EDUARDO	V001733805	280.000	10	0,01	83,12	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	EGUI DE MACHADO CRISTINA	V000055748	26.200	10	0,00	83,12	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ DUBRA JOSE MANUEL	E081217643	3.200	10	0,00	83,12	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	C.V.V. CAJA VENEZOLANA DE VALORES,	J300187934	129.811.565	10	5,66	88,78	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GARCIA SILVA MARITZA JOSEFINA	V005365211	52.708	10	0,00	88,78	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DRUMOND VASCOCELOS NELSON PABLO	V006325149	6.500	10	0,00	88,78	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COBO FLORES JOSE RAMON	V006162404	4.000	10	0,00	88,78	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TRUM MORONEY JOHN MORONEY	E000921871	25.000	10	0,00	88,78	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ ESPINOZA HUMBERTO LUIS	V005971582	3.200	10	0,00	88,78	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BUITRIAGO GUERRERO PABLO EMILIO	V001518839	10.000	10	0,00	88,78	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ACOSTA FRAGACHAN FRANCISCO EUGENIO	V006816184	2.500	10	0,00	88,78	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SANCHEZ GARCIA VIANNEY AGUSTIN	V009417681	6.097	10	0,00	88,78	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MAMAN NENDEZ GISELA	V009882304	5.000	10	0,00	88,79	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FIGUEIRA JORGE LUIS	V008837512	30.000	10	0,00	88,79	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SALVATIERRA RAMOS ROBERTO IGNACIO	V004768561	250.000	10	0,01	88,80	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ GONZALEZ VICTOR RAMON	V000967831	3.200	10	0,00	88,80	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SULTAN BENDAYAN ISAAC ENRIQUE	V005537521	6.500	10	0,00	88,80	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ASUAJE YEPEZ CARLOS JOSE	V006928306	15.000	10	0,00	88,80	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION ALZURAVI, C.A.	J304414234	23.000	10	0,00	88,80	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MORRIS GUTIERREZ JOHN STANLEY	V006563138	5.000	10	0,00	88,80	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VILLEGAS MARIA DEL ROSARIO	V004579193	1.100	10	0,00	88,80	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALZURUTT SANCHEZ RICHAR JOSE	V003989648	23.000	10	0,00	88,80	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FINANCIERA DEL VALLE, C.A.	J302923611	4.000	10	0,00	88,80	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BLASSINI OTERO SUSANA CRISTINA	V006972849	2.000	10	0,00	88,80	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUZMAN OLIVO FELIPE BAUTISTA	V005015905	2.300	10	0,00	88,80	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	EMPERADOR MARQUEZ LEONARDO FRANCISC	V007947526	12.000	10	0,00	88,80	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RAGUSA SAGLIMBENI ANTONIETA	V007448231	59.850	10	0,00	88,80	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ RANGEL GRICEL ESTHER	V014629079	4.000	10	0,00	88,80	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SINRAM GRINVALDS ARNO CARLOS A.	V004172202	868	10	0,00	88,80	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ESTEVES CONZO¦O DAVID NIKOLAI	V003797303	1.000	10	0,00	88,80	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MONTES DE OCA GUTIERREZ JOSE M	V006910667	6.000	10	0,00	88,80	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMES FERNANDES DANIEL ALEJANDRO	V012951494	3.000	10	0,00	88,80	31/03/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODRIGUEZ FERREIRA JOSE LISANDRO	V011307497	3.600	10	0,00	88,80	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GRILLET INSERRI SONSIRE CARLOTA	V005420938	40.000	10	0,00	88,81	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CAPO LINARES JOSE RAFAEL	V007683413	12.500	10	0,00	88,81	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	FERNANDEZ HERRERA JORGE FELIX	V007221204	12.000	10	0,00	88,81	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GOMEZ RAMOS CATARINA ISABEL	V010349767	1.512	10	0,00	88,81	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALBARRACIN DE DELGADO LIGIA J.	V001743811	300	10	0,00	88,81	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	URAN CARDONA MARIO	V006276556	4.500	10	0,00	88,81	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES ALVAREZ SERGIO OSCAR	V005968615	2.460	10	0,00	88,81	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ LOPEZ RUBEN	V005530411	10.000	10	0,00	88,81	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROUSSET THIERRY JEAN EDOUARD HENRI	E009571140	17.600	10	0,00	88,81	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOLLECITO ERRICO DOMENICO GIUSEPPE	V010474893	2.400	10	0,00	88,81	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CONZO#O NAVARRO CARMEN VIRGINIA	V000914680	740	10	0,00	88,81	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PONS SOLER JOSE MARIA	V001874068	60.300	10	0,00	88,81	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVESTEMA SOCIEDAD DE CORRETAJE,C.A	J303446582	10.000	10	0,00	88,81	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DAVILA AVENDAÑO SYR GERMAN	V011314861	2.300	10	0,00	88,81	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BEAR STEARNS SECURITIES CORP.	J301021452	21	10	-	88,81	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ GONZALEZ UVENCIO EDUARDO	V002991731	18.250	10	0,00	88,81	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INDEX FINANZAS, C.A.	J303712380	25.000	10	0,00	88,81	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	JARAMILLO RAMIREZ LUIS FRANCISCO	V001852603	60.000	10	0,00	88,82	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VALDERRAMA TOMAS	V000049576	5.000	10	0,00	88,82	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VENEZOLANO DE CREDITO,S.A. BCO.UNIV	J000029709	466.976	10	0,02	88,84	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSORA CORRALITO, S.A.	J000766223	9.052	10	0,00	88,84	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DINIZ CORREIA JOAO GABRIEL	V006132980	3.000	10	0,00	88,84	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERNANDEZ PADRON ANGEL GONZALO	V006302275	10.000	10	0,00	88,84	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ MADRIZ JULIET BETINA	V005523835	500	10	0,00	88,84	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLUCCIO PEREIRA EDUARDO ENRIQUE	V012261485	5.000	10	0,00	88,84	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	POLANCO PADILLA JOSUE	V010515242	2.500	10	0,00	88,84	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LOPEZ RODRIGUEZ LUIS	V006310155	2.500	10	0,00	88,84	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LEON RAMIREZ DANICE KATIN	V011932693	3.085	10	0,00	88,84	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSAS PAIS EDUARDO JOAQUIN	V006054449	18.072	10	0,00	88,84	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARRILLO HERNANDEZ NUBIA MARIA	V004446111	400	10	0,00	88,84	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GIL ALVAREZ BOLIVIA GIOCONDA	V010711576	1.000	10	0,00	88,84	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DI GENOVA CHIMIENTI ADRIANA	V009968280	4.500	10	0,00	88,84	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	POLEO SCHMIDT ALBERTO IGNACIO	V009880649	2.800	10	0,00	88,84	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ATRAMIZ VALI ELIAS	V002935310	100.000	10	0,00	88,84	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COSTANTE TOGLIA MICHELE	V009881238	5.000	10	0,00	88,85	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELGADO MORA SOLEDAD DEL ROSARIO	V005021068	3.200	10	0,00	88,85	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SCHAUBLE DE GISLER ELISABETH	V011345268	1.000	10	0,00	88,85	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MENDEZ ESCALANTE MANUEL E.(DIFUNTO)	V000007544	14.500	10	0,00	88,85	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DAPARTE REBODERO MARIA ISABEL	V006970615	16.500	10	0,00	88,85	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SIEDER DE NARVAEZ SUSANA MARIA	V007239408	1.800	10	0,00	88,85	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ PEREZ PATRICIA ALEJANDRA	V011227401	5.260	10	0,00	88,85	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION INFISA, C.A.	J304182201	1.000	10	0,00	88,85	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SOTO APONTE PEDRO JOSE	V001713422	800	10	0,00	88,85	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ DELFINO ALFREDO	V000931866	96.500	10	0,00	88,85	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ DELFINO MARIOLGA	V004771501	2.500.000	10	0,11	88,96	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GALARRAGA RODRIGUEZ MARITZA	V004852496	3.400	10	0,00	88,96	31/03/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GUARDAZZI GOMEZ MARIA F. (MENOR)	V009882547	75.000	10	0,00	88,96	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARTINEZ DIAZ JOSE ANGEL	V002862537	6.157	10	0,00	88,96	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LUNA HERNANDO LUIS	V007444883	850	10	0,00	88,96	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERNANDEZ ALVAREZ MARIA DEL CARMEN	V005523342	100	10	-	88,96	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GRIMALDI DE LIMA RAUL RAINIERO	V010333377	20.000	10	0,00	88,96	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CARBONELL DE GOMEZ RUIZ BEATRIZ L.	V005304989	18.000	10	0,00	88,97	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MARINE FERRE JOSE	V001866338	2.000	10	0,00	88,97	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ARANCIBIA MONCADA SILVIA DEL CARMEN	V008877383	32.650	10	0,00	88,97	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO DE VERNET VIVANNE VALENTINA	V007251120	84.000	10	0,00	88,97	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PRIMUS MERCADO DE CAPITALES,C.A	J303486088	1.000	10	0,00	88,97	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ DELFINO RAFAEL JOSE	V003665351	2.527.450	10	0,11	89,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIAZ DE FARO SILVIA MARGARITA	V003665350	3.000.000	10	0,13	89,21	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	THREE D INTERNATIONAL MARKETING,INC	J305524220	23	10	-	89,21	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	COLMENARES ALTUVE ROSA MARIA	V005965060	11.500	10	0,00	89,21	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	OCCHINO RAGUSA FILIPPO	V006349236	25.000	10	0,00	89,21	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HERNANDEZ MARTIN FRANCISCO IGNACIO	V006322089	4.410	10	0,00	89,21	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	TOP SYSTEM INTERNATIONAL, C.A.	J303695779	3.000	10	0,00	89,21	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VETA HOLDINGS A V V	J305532834	65.175.046	10	2,84	92,05	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VISCAYA ELBA JOSEFINA	V007233634	2.000	10	0,00	92,05	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CALVIÑO MOREIRA ESTHER ESPERANZA	V001737516	28.500	10	0,00	92,06	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES INVEMA 2000, C.A.	J305605831	323.682	10	0,01	92,07	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CHAPELLIN GARCIA GUSTAVO ALBERTO	V011225412	56.732	10	0,00	92,07	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BUSTAMANTE CACERES JORGE ALBERTO	V003312895	13.030	10	0,00	92,07	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DUHAU NELSON ALBERTO JUAN	V006285948	60.000	10	0,00	92,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	SUAREZ MUJICA RAFAEL FRANCISCO	V003178499	26.000	10	0,00	92,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LAZZARI DE VERA LEONORA	V003180798	1.000	10	0,00	92,08	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VILLA ROSA HOLDINGS A.V.V.	J305532842	22.269.496	10	0,97	93,05	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VIRTUOSO HOLDINGS A.V.V.	J305533016	5.617.374	10	0,24	93,29	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DIANDRA HOLDING A.V.V.	J305533067	5.617.374	10	0,24	93,54	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DALMA HOLDINGS A.V.V.	J305532966	4.232.374	10	0,18	93,72	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROMERO MARTINEZ FELIX	V000003609	44.856	10	0,00	93,72	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES 85735, LTD	J306225129	101.457.822	10	4,42	98,15	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RUIZ MORENO MARIA AURORA	V003563245	37.000	10	0,00	98,15	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES TALBOT, C.A.	J001528636	3.907.906	10	0,17	98,32	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	HEREDIA JUAN BAUTISTA	V000639904	45.000	10	0,00	98,32	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DUTCH MILL CORPORATION A.V.V.	J000000000	12.384.043	10	0,54	98,86	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VILLARREAL DURAN MARIA LUISA AURORA	V000345693	10.000	10	0,00	98,86	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MADINA INVESTMENTS LTD.	J000000000	8.569.728	10	0,37	99,23	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	BEE SUSAN MARY	V011944008	100	10	-	99,23	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO ESPINOZA MERCEDES	V001789381	1.260	10	0,00	99,23	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO ESPINOZA JOSE FELIX	V000559830	1.260	10	0,00	99,23	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO DE AVILA FELICIA	V000559452	1.260	10	0,00	99,23	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MEDRANO DE ASPRINO GLADYS	V000565582	1.260	10	0,00	99,23	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES DE PARRA GLORY	V003231676	210	10	0,00	99,23	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES DE LABRADOR SONIA	V002153578	210	10	0,00	99,23	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES DE PEREZ MIRNA	V003476104	210	10	0,00	99,23	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES MEDRANO CARLOS	V002155250	210	10	0,00	99,23	31/03/2006

MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES MEDRANOS PEDRO	V003144380	210	10	0,00	99,23	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ROSALES MEDRANO LUIS	V003406526	210	10	0,00	99,23	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GAUDIO KEMPIS LIVIA	V003630803	6.300	10	0,00	99,24	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GAUDIO KEMPIS MARIO ALBERTO	V001873991	6.300	10	0,00	99,24	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GAUDIO DE CLAMENS ALBA	V002776303	6.300	10	0,00	99,24	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MANCERA FONT GUSTAVO JOSE	V005532735	1.500	10	0,00	99,24	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LUCCA BIANCHI ANABELLA	V015179098	12.384.043	10	0,54	99,78	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DREISSIG TOVAR INGRID XIOMARA	V006914352	1.000.000	10	0,04	99,82	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI DE PAHL MARITZA DEL CARMEN	V003151816	155.494	10	0,01	99,83	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MICALE CONO MARIO	V000270433	155.494	10	0,01	99,83	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PAPARONI MICALE JOSEFINA	V001887236	155.494	10	0,01	99,84	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	DELFINO BERTRAN SILVANA	V015182081	67.583	10	0,00	99,84	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	PEREZ RODERO MARIA JOSE	V010517282	1.323	10	0,00	99,84	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	RODERO GARCIA MARISOL	V001727482	661	10	0,00	99,84	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	MADINA INVESTMENT	J311927476	747.094	10	0,03	99,88	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES PPSD, C.A.	J312050616	17	10	-	99,88	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	CORPORACION SIETE COLINAS, C.A.	J312059095	17	10	-	99,88	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	LARRAZABAL GONZALEZ ENRIQUE	V007179181	15.700	10	0,00	99,88	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	GONZALEZ FERRI MANUEL	V005422620	1.594.510	10	0,07	99,95	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	ALAS RODERO PATSY	V015664156	331	10	0,00	99,95	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	INVERSIONES SF 118, C.A.	J300569055	1.253.112	10	0,05	100,00	31/03/2006
MANUFACTURAS DE PAPEL C.A. S.A.C.A.	MPA	VIEZ CLESENCIO ANTONIO	V001869982	2.000	10	0,00	100,00	31/03/2006
				2.294.009.424		100,00		

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-------------------------------------

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Affiliates

Report by the Independent Public Accountants

Consolidated Financial Statements for the years ended at December 31, 2005 and 2004

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

Table of Content

	Page
REPORT BY THE INDEPENDENT PUBLIC ACCOUNTANTS	1-2
CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004:	
Consolidated Balance Sheets	3
Consolidated Income Statements	4
Consolidated Statements of Movements in Equity Accounts	5
Consolidated Cash Flow Statements	6
Notes to the Consolidated Financial Statements	7-39

[Letterhead of Deloitte]

REPORT BY THE INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

We have carried out the audits of the consolidated balance sheets of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Affiliates** at December 31, 2005 and 2004, and of the consolidated associated income statements, of flows in equity accounts and of cash flows for the years ended on those dates, in bolivars and according to International Accounting Standards (IAS). These financial statements were prepared by and are the responsibility of Company management. Our responsibility is to give an opinion about those financial statements based on our audits.

We have carried out our audits pursuant to the audit standards generally accepted in Venezuela. These standards require us to plan and carry out the audit to obtain a reasonable assurance that the financial statements are exempted from material mistakes. An audit includes revision, based on selective tests, of the evidences supporting the amounts and the disclosures of the financial statements. An audit also includes the evaluation of the accounting principles used and the significant estimations made by the management as well as the thorough evaluation of the entire presentation of the financial statements. We believe our audits provide a fairly base for our opinion.

In our opinion, the aforementioned consolidated financial statements reasonably state, in all their significant aspects, the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Affiliates at December 31, 2005 and 2004 and the results of its operations and cash flows for the years ended on those dates, pursuant to the standards set forth for by the International Accounting Standards (IAS).

As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its meeting No.940 decided early adoption of the International Accounting Standards (IAS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005 issued by the National Securities and Exchange Commission (CNV). As demanded for by IAS 1, consolidated financial statements and their explanatory notes for the year 2004 prior reported in our report dated February 14, 2005 were restated to adapt them to the base used to report the year 2005.

LARA MARAMBIO & ASOCIADOS


INTERPRETE
PUBLICO
3

Henry M. Sardo (signed) Illegible.

Public Accountant.

C.P.C. (Certified Public Accountant)No. 10171

C.N.V. No.S-796

Valencia – Venezuela, February 24, 2006 --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

GENERAL CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2005 AND DECEMBER 31, 2004

(Stated in thousand bolivars)

	Notes	2005	2004
ASSETS			
NON-CURRENT ASSETS:			
Properties, plant and equipment – net	2	432,900,402	444,876,361
Participations in associates and joint business	3	1,040,295	1,847,041
Total non-current assets		433,940,697	446,723,402
CURRENT ASSETS:			
Expenses paid in advance		1,111,934	698,345
Inventories	4	57,511,130	32,771,083
Advances to suppliers		3,520,063	3.852.252
Bills and accounts receivable – net	5	95,337,271	79,397,112
Investments available for sale	6	8,816,776	899,770
Cash and cash equivalent	7	16,111,833	22,499,405
Total current assets		182,409,007	140,117,967
TOTAL		616,349,704	586,841,369
SHAREHOLDERS´ EQUITY AND LIABILITIES			
SHAREHOLDERS´ EQUITY:	8 and 9		
Capital stock		69,632,690	69,632,690

	Note		
Accrued result from translation of foreign subsidiary and joint business abroad		206,308	28,224
Retained earnings:			
Legal reserve		6,963,269	6,963,269
Updated net balance of retained earnings for the sole use of payments of dividends of Company shares or of its subsidiaries		119,593,551	119,593,551
Undistributed		227,169,429	237,211,354
Non- realized result on investments	6	(999,188)	156,935
Total shareholders´ equity		422,566,059	433,586,023
NON-CURRENT LIABILITY			
Provision for severance benefits, long-term advances net		3,572,106	2,487,419
Deferred income tax	11	54,549,608	67,234,527
Total non-current liabilities		58,121,714	69,721,946
CURRENT LIABILITY:			
Provision for seniority payment, short-term advances net		3,869,781	2,694,707
Bills payable	10	-	2,486,040
Commercial papers	10	2,946,531	2,890,210
Short term loans	10	47,019,985	13,459,268
Dividends payable	8	8,733,509	4,145,728
Tax income payable	11	293,748	14,742,783
Accounts payable	12	72,798,377	43,114,667
Total current liability		135,661,931	83,533,400
Total liability		193,783,645	153,255,346
TOTAL		616,349,707	586,841,369

See Notes to the consolidated financial statements --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED INCOME STATEMENT


FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004

(Stated in thousand bolivars)

	Notes	2005	2004
Income for sales	13	375,060,280	383,152,932
Sales cost	14	284,444,405	270,855,826
Gross income		90,615,875	112,297,106
Cost and expenses:			
Sales expenses	14	30,939,453	22,282,173
Overheads and administrative expenses	14 and 18	18,985,181	17,608,086
Income form selling assets		-	(341,751)
		49,924,634	39,548,508
Income from operations		40,691,241	72,748,598
Participation in results from joint business	3	(919,621)	(369,267)
Financial costs		(4,664,484)	(3,013,243)
Financial incomes		678,654	445,324
Exchange differences – net	20	3,565,400	2,954,693
Loss from swap operations with securities		(3,671,665)	(7,411,275)
Other income (expenditure):			
Provision for investments		-	366,311
Net loss in hedge agreement in foreign currency		-	(417,348)
ADR commissions		(505,370)	(646,810)
Bank debit tax		(3,089,757)	(3,105,931)
Others – net		(623,152)	561,252
		(9,292,995)	(10,636,294)
Income before taxes		31,461,246	62,112,304
Income tax	11	4,377,017	(8,425,242)
Net income		35,838,263	53,867,062
Net income per share:			
Basic	1	15,62	23,40
Diluted	1	15,62	23,40

See Notes to the consolidated financial statements ---

(Next there is a Consolidated Statement of Flows in equity accounts for the years ending at December 31, 2005 and 2004 attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED CASH FLOWS

FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004

(Stated in thousands of bolivars)

	Notes	2005	2004
OPERATING ACTIVITIES:			
Net income		35,838,263	53,687,062
Adjustments to reconcile the net income with the cash provided for by operating activities:			
Exchange differences - net	20	(3,565,400)	(2,954,693)
Participation in results from joint business		919,621	369,267
Deferred income tax	11	(12,684,919)	(10,838,938)
Tax provision	11	8,307,902	19,264,180
Result non-realized in investments		(1,156,123)	156,935
Result from translation of subsidiary and joint business		(803,587)	(1,876,643)
Result from selling property, plant and equipment	2	-	341,751
Financial costs		4,664,484	3,013,243
Financial income		(678,654)	(445,324)
Depreciation	2	22,299,074	21,584,495
Operating cash flows before movements of working capital		53,140,661	82,301,335
Changes in operating assets and liabilities:			
Reduction (increase) in:			
Bills and accounts receivable		(12,204,966)	(23,103,766)
Advances to suppliers		1,873,901	(600,012)

	Note		
Inventories		(24,740,047)	6,146,674
Expenses paid in advance		(413,589)	108,981
Increase (reduction) in:			
Accounts payable		26,397,944	(8,106,374)
Provision for seniority payment, net payment		2,259,764	696,779
Paid interests		(3,246,770)	(2,751,837)
Collected taxes		678,654	445,324
Paid taxes		(22,756,937)	(11,182,257)
Net cash provided for operating activities		20,988,615	43,954,847
INVESTMENT ACTIVITIES:			
Increase in investments available for sale	6	(7,917,006)	(791,970)
Acquisition of property, plant and equipment	2	(9,454,319)	(12,825,486)
Net cash used in investment activities		(17,371,325)	(13,617,456)
FINANCING ACTIVITIES:			
Increase in short-term loans	10	31,143,003	2,518,700
Amount of commercial papers issuing	10	8,808,700	11,937,900
Amortization of commercial papers	10	(8,752,379)	(14,475,232)
(Reduction) increase in bills payable	10	(2,486,040)	1,263,309
Cash dividends	8	(41,292,407)	(26,267,362)
Net cash used in financial activities		(11,579,123)	(25,022,685)
NET (REDUCTION) INCREASE IN CASH AND CASH EQUIVALENTS		(7,961,833)	5,314,706
DEVALUATION EFFECT ON CASH AND CASH EQUIVALENTS	7	1,574,261	3,418,780
CASH AND CASH EQUIVALENT AT THE BEGINNING	7	22,499,405	13,765,919
CASH AND CASH EQUIVALENT AT THE END OF THE YEAR		16,111,833	22,499,405

See notes to the consolidated financial statements ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004

(Stated in thosand bolivars)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – The dominant company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is a company established in the Bolivarian Republic of Venezuela pursuant to the Venezuelan Code of Commerce and the Capital Market Law, and its business purpose is to manufacture and commercialize paper in all its fashions.

Adoption of the International Accounting Standards (IAS) – As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early adopt the International Accounting Standards (IAS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV).

The enclosed consolidated financial statements have been prepared based on the International Accounting Standards (IAS) that include the International Standards for Financial Information (ISFI), the International Accounting Standards (IAS), Interpretations by the Permanent Interpreting Commission (PIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued y the International Accounting Standards Board (IASB) all of which are effective for the fiscal years beginning at January 1, 2005.

These standards suppose, in regard to those in effect at the time of preparing the Company consolidated financial statements for the year 2004, among other things the following:

- Significant changes in the accounting policies, valuation criteria and fashion of presenting the financial statements part of the yearly consolidated financial statements, and
- A significant increase in the information facilitated in the memory of the yearly consolidated financial statements

Note 22 shows the reconciliation demanded by the IAS 1 among the consolidated financial statements for the year ended at December 31, 2004 and that, therefore, appear in the Company consolidated financial statements corresponding to that fiscal year, and the consolidated financial statements according to the new regulations.

January 1, 2004 was considered transition date for the purposes of preparing the first set of financial statements at December 31, 2005 under the IAS. Pursuant to the demands by the IAS 1, the information comprised in the consolidated financial statements and explanatory notes referred to the year 2004 are presented, for comparison purposes, with similar information related to the year 2005.

At the date of issuing these consolidated financial statements, the following standards and interpretations were issued but will be effective from January the 1st, 2006:

- IAS 7 – Financial instruments – information to be disclosed.
- IFRIC 4 – Determination if a contract includes leasing.
- Revision of IAS 1 – Presentation of financial statements – Information to be disclosed about capital stock.
- Revision of IAS 39 – Financial instruments – Acknowledgements and valuation.

Company management is in the process of evaluating the impact of the foregoing standards on the attached consolidated financial statements.

Approval of consolidated financial statements – Consolidated financial statements corresponding to the year ended at December 31, 2004 prepared in compliance with the standards to prepare financial statements of entities subject to control by the National Securities and Exchange Commission were approved by the Shareholders´ Meeting on March 17, 2005. Consolidated financial statements corresponding to the year ended at December 31, 2005 are pending approval. Nevertheless, the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. understands that same are approved without significant changes.

Significant accounting policies – The main accounting policies used by the Company to prepare its consolidated financial statements are summarized as follows:

a. ***Responsibility of the information and estimations made*** – Information included in these consolidated financial statements are the responsibility of the

Board of Directors and of Company Management. To prepare them, certain estimates have been used to quantify some assets, liabilities, income, expenses and commitments that are registered therein. Basically, these estimates refer to:

- Losses form deterioration of certain assets (Notes 3, 4, 5 and 6),
- Useful life of property, plant and equipment (Notes 2),
- Valuation of goodwill (Note 3),
- Reasonable values of financial assets and liabilities (Notes 5, 10 and 12),
- Estimated accruals payable (Note 12),
- Probability of contingencies (Notes 11 and 21),
- Exchange control and its impact on assets, liabilities, obligations in foreign currency and dividends to shareholders (Note 20),
- Price control on certain products commercialized by the Company (Note 19).

Although these estimates are made based on the best information available at December 31, 2005 about the facts analyzed, it is possible that events that may take place in the future force their amendment in the next fiscal years. This amendment will be carried out pursuant to the provisions of IAS 8, prospectively, taking into account the effects of the change of estimation in the corresponding consolidated income accounts.

b. ***Consolidation*** - The attached hereto consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Affiliates; Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (both domiciled in Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica) and Simco Recylcing, Inc. (domiciled in the United Status), both 50% partially owned were considered joint businesses according to IAS 31, and were registered as per the method of participation.

All significant transactions among companies have been eliminated from consolidation.

c. ***Effects of inflation*** – The functional currency of the Company is the Bolivar. Once the IAS 29 "Financial Information on Hyperinflationary Economies" is

revised together with other literatures consulted and after analyzing the accumulated inflation at the date of transaction and subsequent periods, the Company determined that the Venezuelan economy stopped being hyperinflationary from January the 1st, 2002.

As a consequence of the foregoing, some amounts of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries.

d. ***Translation of the financial statements of affiliates and joint businesses abroad*** – The Company determined the functional currency of affiliates abroad according to IAS 21 "Effect of Variations in Exchange Types of Foreign Currency." Consequently, for its incorporation into the attached financial information, the financial statements of such affiliates were translated into bolivars by converting monetary and non-monetary entries of the balance sheet at the current exchange rate, and as for the income account the average of the exchange rate of the corresponding year.

The effects of including the financial statements of affiliates translated to bolivars by this methodology are shown in the shareholders' equity as Accumulated result from translation of affiliates and joint businesses.

e. ***Participation in associates*** – An associated company is that in which the Company is able to significantly influence; without control or joint control by its participation in decision-making and operating policies of the associated company. Normally, this capacity is expressed in a participation (direct or indirect) equal or superior to 20% of the voting rights of the entity participated.

Exceptionally, the following entities, of which a 20% or more of its voting rights is owned, are not considered entities associated to the Group:

Entity	% of Voting Rights	Reason why it is considered Associated
Agroindustrial Mandioca, C.A.	20	The Company does not have a significant influence on operations of the associated company.

Entity	% of Voting Rights	Reason why it is considered Associated
Corporación Forestal Orinoco, C.A.	33	The Company does not have a significant influence on operations of the associated company.
Fibras Secundarias, S.A.	33	The Company does not have a significant influence on operations of the associated company.
Central Cariaco	25.62	The Company does not have a significant influence on operations of the associated company.

The Company has created a provision for deterioration equal to the book value of investment. The Company does not have any obligation to financially support such entities.

Participation in joint business – A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Business agreements involving the establishment of an entity apart in which each participant owns interests are identified as entities jointly controlled. Profits and losses are eliminated pursuant to Company participation in the joint business, except for those cases in which non- realized losses provide evidence of any deterioration of the asset allocated.

Pursuant to IAS 31, the Company opted for valuating entities considered joint business by using the method of participation.

f. ***Property, plant and equipment*** – Property, plant and equipment are presented at the allocated cost less depreciation and any acknowledged loss from deterioration of value. Depreciation is calculated based on the straight line method on the remaining useful life estimated by the Company and technical surveys supported by independent experts.

Replacements or renewals of entire elements that increase the useful life of the asset in question or its financial capacity are accounted for as greater amount of asset with the

subsequent accounting withdrawal of the elements replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to the results of the measure they incur in.

Depreciation is calculated based on the straight line method on the remaining estimated useful life of the different assets as follows, understanding that the lands on which buildings and other constructions are built have an undefined useful life and, therefore, they are not subject to depreciation:

	Years
Buildings	10-30
Machinery and equipment	7-20
Automotive vehicles	3-6
Furniture, fittings and others	3-5

Company management considers that the accounting value of assets does not exceed their recoverable value.

Costs due to interests directly attributable to acquisition, construction or production of qualified assets that necessarily require a substantial time period to be prepared for its expected use or sale are added to the cost of such assets until the moment assets are substantially prepared for use. Income from investments arising from the temporary investment of specific loans that has not been invested yet in such assets is deducted from costs for interests ready to be capitalized.

g. ***Long-term assets*** – The Company reviews amounts in books of its tangible and intangible assets to determine if there are indications that such assets have suffered a loss from deterioration of value. If there is any indication, the recoverable amount of asset is calculated in order to determine the scope of the loss for deterioration of value (if any). In case the asset does not produce cash flows by itself that is independent from other assets, the Company calculates the recoverable amount of the unit by generating cash to which the asset belongs to.

The recoverable value is the highest value between the reasonable value less the cost of selling it and the value of use. The value of use is determined based on estimated

future cash flows discounted at its current value, using a discount rate before taxes that reflects current market valuations in regard to temporary value of money and specific asset risks.

If it is estimated that the recoverable amount of an asset (or a cash generating unit) is inferior to its amount in books, the amount in books of assets (cash generating unit) is reduced to its recoverable amount. Immediately, a loss for deterioration of value as expense is acknowledged.

A loss for value deterioration can be further reverted and registered as income in the results of the period until the amount to which the increased amount in books does not exceed the amount in books that would have been determined if any loss had been acknowledged for deterioration of value for the asset (cash generating unit) in previous years.

h. ***Operating leasing*** – Typically, in operating leasing operations the ownership of goods leased and substantially all the risks and advantages that fall on such goods belong to lessor.

The Company has leasing agreements negotiated in which the Company acts as lessor. Leased goods are presented under the item property, plant and equipment. These assets are repaid according to the policies adopted for similar assets of own use, and the income from leasing agreements are acknowledged based on the provisions set forth in the agreements, which come close to the straight-line method established in the IAS 17.

i. Inventories – Stocks are valued at the acquisition or production cost, or at the realized net value, the lesser. Cost includes costs of direct materials and, in your case, the costs of direct labor and general manufacturing expenses, also including those incurred in when transferring stocks to your location and current conditions. During periods of low production level or during those of idle capacity, the number of fixed general manufacturing expenses attributed to each production unit is not increased as a consequence of this circumstance. During abnormally high production periods, the amount of fixed general manufacturing

expenses attributed to each manufacturing unit will be reduced so that stocks are not valued over real cost.

Commercial discounts, rebates obtained and other similar entries are deducted in determining acquisition price.

The cost is calculated using the average method. The net realized value represents the estimate of the sale price less the entire estimated finishing price and the costs that will be incurred in commercialization processes, sale and distribution.

j. ***Financial assets*** – Financial assets are acknowledged in the consolidated balance sheet of the Company when acquisition is made, following the provisions of IAS 39 "Financial Instruments." The financial assets are initially registered at their reasonable value, including in general, operating costs.

Financial assets kept by the Company are classified as follows:

- Loans and accounts receivable generated by the company itself: financial assets originated by companies in exchange of providing cash, goods or services directly to debtors.
- Financial assets available for sale, including values acquired that are not kept in order to negotiate them or as investment at maturity. They are valued at their reasonable value and changes are acknowledged in results in the terms set forth in IAS 39.

Financial assets available for sale are valued at their "reasonable value" on the dates of further valuation. Benefits and losses from variations in the reasonable value are directly acknowledged on shareholders' equity until the asset is encumbered or until determining the asset has suffered a deterioration of value, at which moment accumulated benefits or losses previously acknowledged in shareholders' equity are included in the results from the period.

It is understood as reasonable value of a financial instrument in a given date the amount by which said instrument could be purchased or sold on that date between parties informed about the issue, acting freely and prudently under conditions of mutual independence. The most objective and common reference of the reasonable value of a financial instrument is the price that would be paid for it in an organized, transparent and

deep market ("quotation price" or "market price"). If this market price cannot be objectively and reliable estimated for a specific financial instrument, its reasonable value is estimated by using the value set in recent transactions of similar instruments or the current value deducing all future cash flows (collection or payment), applying a type of market interests for similar financial instruments (same term, currency, interest rate and same classification of equivalent risk).

Investments at maturity and loans and accounts receivable that the Company holds are valued at their "repaid cost" acknowledging in the income accounts the interests earned based on its effective interest rate (EIR). Repaid cost is understood as the initial cost less collection of principal plus more or less accumulated amortization of the difference between the initial amounts and maturity, taking into account potential reductions for deterioration or non-payment.

Effective interest rate is the updating rate that exactly equals the value of a financial instrument to the totality of its cash flows estimated by all concepts through their remaining life. For financial instruments at a fixed interest rate, the effective interest rate coincides with the contractual interest rate established at the moment of its acquisition plus, in its case, commissions that due to its nature are similar to an interest rate. In financial instruments at variable interest rates, the effective interest rate coincides with the yielding rate in effect for all concepts until the first review of the type of referential interest that is going to take place.

k. **Cash and cash equivalents** – The cash and cash equivalent including cash in banks and investments in term deposits with maturity of less than three (3) months.

l. ***Classification of financial assets as current and non-current*** – In the attached consolidated balance sheets, financial assets are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

m. ***Bank loans and obligations and commercial papers*** – Loans and obligations and commercial papers are registered at repaid cost. Financial expenses, included premiums payable in the liquidation or reimbursement and direct costs of

issuance are accounted in the income results using the method of cash interest and are added to the amount in books of the instrument as they are not liquidated in the period they are generated.

n. *Debt classification as current and non-current* – In the attached consolidated balance sheets, debts are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

o. *Provision for seniority payment* – The provision for seniority payment includes 100% of the liabilities related to rights acquired as per the Organic Labor Law. Seniority payment are calculated and registered according to the Venezuelan labor law and the collective bargaining agreement in effect.

According to the Organic Labor Law in effect, the employee has rights to severance payment equivalent to 5 days of salary per month until a total of 60 days per year of service. This payment is considered earned from 3 months of uninterrupted service. From the second year of service, the employee is entitled to 2 years of additional salary per year of service (or year fraction higher than 6 months), accumulative up to a maximum of 30 days of salary. Severance payments need to be paid and deposited on a monthly basis in individual trusts, a severance payment fund or in the account of employee, as each employee so states in written. When severance payment are kept in the accounting of an employee, this latter is entitled to pay interests on the amounts owe, which are monthly established by the Venezuelan Central Bank. During the years 2005 and 2004, the yearly average interest rate was 13.62% and 14.97%, respectively.

In case of unjustified dismissal or voluntary retirement, the employee is entitled to an additional indemnity of one month of salary per each year of service up to a maximum of 150 days of yearly salary. In case of voluntary retirement, the Law stipulates an additional liquidation up to 90 days of current salary, based on the duration of the labor relation.

p. *Provisions* – When preparing the consolidated financial statements, the management makes a difference between:


INTERPRETE PUBLICO
JUDITH X. HERNANDEZ

- *Provisions* – Credit balances that cover obligations at the date of the consolidated balance sheet, arising as a consequence of past events from which shareholders' equity prejudices can arise to the Company; concrete in regard to its nature but undetermined in regard to its amount and/or moment of payment,
- *Contingent liabilities* – Possible obligations that emerged as a consequence of past events, which materialization is conditioned to the occurrence, or not, of one or more future events regardless the will of the entity.

The Consolidated financial statements of the Company compiled all the significant provisions in regard to which it is estimated that the probability that the obligation needs to be met is higher than the opposite. Contingent liabilities are not acknowledged in the consolidated financial statements but informed, pursuant to the IAS 37 requirements (See Notes 11 and 21).

Provisions are quantified considering the best information available about the consequences of the event that brings them about and are re-estimated due to the accounting closure and are used to face the specific obligations to which they were originally acknowledged; thus, producing its reversal, either total or partial, when such obligations stop being so.

q. ***Ongoing Judicial and/or Extrajudicial Procedures*** – At closure of the year 2005 there were different ongoing judicial procedures and claims against the Company originated in the regular development of its activities. Both legal advisors and the Company management understand that the conclusion of these procedures and claims will not produce a significant effect in the current and future consolidated financial statements.

r. ***Income acknowledgements*** – Income from selling finished products and other products are registered on an accumulated basis when delivered and the proprietary right having being transferred on such assets. Sales are reported net of estimated refunds, promotions granted, early payment discounts, and any other discount granted. Income from operating leasing agreements are acknowledged on a monthly basis based on the provisions of contracts. Income from interests is accumulated on a periodical basis taking as reference the

outstanding capital balance and the effective interest rate applicable. Income from investment dividends are acknowledged when the rights of shareholders to receive the corresponding payment have been established.

s. ***Advertisement expenses*** – Advertisement expenses are registered in results, at the date they are incurred in.

t. ***Acknowledging expenses*** – Expenses are acknowledged as results when there is a reduction of future financial benefits related to a reduction of an asset or an increase of a liability that can be reliably measured. This means that the entry of an expense is simultaneous to the registry of an increase of the liability or the reduction of an asset.

An expense is immediately acknowledged when a disbursement does not generate future financial benefits or when does not meet the necessary requirements for its registration as an asset.

u. ***Balance compensation*** – Only debit and credit balances from transactions that, contractually or mandatory as per the law, include the possibility to compensate and are intended to be liquidated for its net amount to realize asset and simultaneously make payment are compensated among themselves, and consequently, are presented in the consolidated balance sheet by its net amount.

v. ***Income tax*** – The tax provision for the income tax includes the amount of the current income tax payable estimated and the differed income tax.

Current income tax is determined applying the income tax established in the tax legislation in effect to the net taxable income of the year.

Differed taxes, assets and liabilities are determined based on the general balance method using he tax rate established by the tax legislation in effect, at the date of the balance sheet.

Assets and liabilities from differed taxes include temporary differences identified as those amounts expected to pay or recover from differences among amounts in the books of assets and liabilities and their tax value, as well as for tax credits, rebate and unused tax losses.

On its part, assets from differed taxes, identified as temporary differences, are only acknowledged in the case of considered likely that the Company is going to have in the future enough tax income to be able to make them effective and do not come from the initial acknowledgement (save in a business combination) of other assets and liabilities into one operation that does not impact the tax result or the accounting result.

On a year basis, registered differed taxes are reviewed (both assets and liabilities) in order to verify they are in effect, making the relevant amendments to them according to the results from the analysis made.

w. **Net income per basic and diluted share** – The net income per basic share has been calculated by dividing the net result of the year between the weighted average of shares issued and in circulation for each year. Net income per basic and diluted share is the same for all periods presented since the Company does not have instruments potentially diluting.

x. **Financial liability and equity** – Financial liability and equity instruments are classified according to the content of contractual agreements negotiated and taking into account the economic basis. An equity instrument is a contract that represents a residual participation in the Company shareholders' equity once all their liabilities are deducted. Main financial liabilities held by the Company are classified as:

- Financial liabilities at maturity are valued according to their repaid cost, using the effective interest.
- Financial liabilities at reasonable value with changes to the net shareholder's equity, mainly negotiable liabilities associated to financial assets available for sale.

y. ***Transactions in foreign currency*** – The functional currency of the Company is the Bolivar. Consequently, operations in other currencies different form the Bolivar are considered in "foreign currency" and are registered in bolivars using the applicable foreign exchange rates in effect at dates in which they are made. Balances in foreign currency at closure of the year are restated in bolivars using

the applicable exchange rates at that date and the resulting exchange differences are carryforward to results.

2. PROPERTY, PLANT AND EQUIPMENT

For the years ended at December 31, 2005 and 2004 the movement of property, plant and equipment comprises (in thousand bolivars):

	Land and Buildings	Machinery and Equipment	Furniture, Automotive Vehicles and Equipment	In-process Constructions	Total
COST:					
At December 31, 2003	90,119,622	358,507,147	6,765,472	-	455,392,241
Additions	17,749	1,577,993	879,830	10,349,914	12,825,486
Withdrawals	-	(3,861)	(6,050)	-	(9,911)
Effects for translation of foreign affiliate	218,567	834,010	19,385	-	1,071,962
At December 31, 2004	90,355,938	360,915,289	7,658,637	10,349,914	469,279,778
Additions	41,330	2,943,164	1,676,524	4,793,301	9,454,319
Transfers	-	13,749,783	-	(13,749,783)	-
Effects for translation of foreign affiliate	156,895	599,444	13,934	489,070	1,259,343
At December 31, 2005	90,554,163	378,207,680	9,349,095	1,882,502	479,993,440
ACCUMULATED DEPRECIATION:					
At December 31, 2003	(189,387)	(2,139,567)	(20,915)	-	(2,349,869)

Additions	(3,851,609)	(16,710,512)	(1,022,374)	-	(21,584,495)
Withdrawals	-	-	9,835	-	9,835
Effects for translation of foreign affiliate	(38,489)	(445,134)	4,735	-	(478,888)
At December 31, 2004	(4,079,485)	(19,295,213)	(1,028,719)	-	(24,403,417)
Additions	(3,853,511)	(17,436,828)	(1,008,735)	-	(22,299,074)
Effects for translation of foreign affiliate	(33,460)	(355,192)	(1,895)	-	(390,547)
At December 31, 2005	(7,966,456)	(37,087,233)	(2,039,349)	-	(47,093,038)
Total at December 31, 2005	82,587,707	341,120,447	7,309,746	1,882,502	432,900,402
Total at December 31, 2004	86,276,453	341,620,076	6,629,918	10,349,914	444,876,361

The Company has given certain fixed assets as collateral (See Note 21).

The Company has insurance premiums formalized to cover possible risks to which the different items of its property, plant and equipment are subject to as well as the possible claims that it may have to face as the result of performing its operations, understanding that such premiums sufficiently cover the risks they are subject to.

The amount of property, plant and equipment temporary off service at December 31, 2005 amount to Bs.9,500 million and Bs.10,745 million, respectively (See Note 16).

At December 31, 2005 and 2004 assets leased amount to Bs.9,928 million and Bs.10,410 million, respectively (See Note 16).

At December 31, 2005 the Company holds assets amounting to Bs.7,359 million, corresponding to property, plant and equipment owned by a foreign-based affiliate.

At December 31, 2005 the Company formalized contractual commitments to acquire property, plant and equipment amounting to Bs.1,078 million.

3. PARTICIPATION IN ASSOCIATES AND JOINT BUSINESSES

At December 31, participation in associated companies and joint businesses comprises the following (in thousand bolivars):

	2005	2004
Participation in associated companies	-	-
Participation in joint businesses	1,040,295	1,847,041
	1,040,295	1,847,041

Participation in associated companies

At December 31, participation in associated companies comprises the following (in thousand bolivars):

	%	2005	2004
Agroindustrial Mandioca, C.A.	20	2,577,243	2,577,243
Corporación Forestal Orinoco, C.A.	33	769,112	769,112
Central Cariaco	25.62	88,371	88,371
Fibras Secundarias, S.A.	33	80,619	80,619
		3,515,345	3,515,345
Less – Losses from deterioration		(3,515,343)	(3,515,343)
		-	-

At date of this report, the Company does not have updated financial information of these companies.

Participation in joint businesses

At December 31, participation in joint businesses comprises the following (in thousand bolivars):

	%	2005	2004
Simco Recycling Inc.	50	(2,432,726)	(1,110,720)
Manpa Centroamérica, C.A.	50	3,473,021	2,957,761
		1,040,295	1,847,041

At December 31, 2005 and 2004 participation in undistributed earnings of investments registered using the participation method, included in the consolidated undistributed

earnings of the Company, amount to Bs.(919.6) million and Bs.(369.3) million, respectively.

Combined financial statements most recently condensed are summarized as follows (in thousand bolivars):

	2005	2004
Current assets	12,414	10,533
Total assets	17,533	16,488
Current liability	14,568	11,619
Shareholders´ equity	2,096	3,939
Total liabilities and shareholders´ equity	17,533	16,488
Net sales	29,986	24,553
Loss from operations	(1,413)	(101)
Net loss	(2,141)	(1,690)

Companies indicated above are not included in claims, trials or extrajudicial actions that may mean the existence of contingent liabilities.

4. INVENTORIES

At December 31, inventories comprised the following (in thousand bolivars):

	2005	2004
Finished products	20,656,984	8,688,241
In-process products	366,120	73,411
Raw materials	18,567,845	17,322,102
Spare parts	6,998,642	5,661,140
In-transit inventory	12,584,822	3,081,668
	59,174,413	34,826,562
Less – provision for obsolescence	(1,663,283)	(2,055,479)
	57,511,130	32,771,083

The management estimates that inventories will be realized or used in a short-term; however, part of the inventories of spare parts might be used in more than one fiscal year.

Compromises to purchase raw materials (paper pulp and wastes) for the year 2006 amounted to Bs.9,942 million.

For the years ended at December 31 the movement of the provision for obsolescence is as follows (in thousand bolivars).

	2005	2004
Initial balance	(2,055,479)	(1,080,000)
Provision	-	(975,479)
Reverse	392,196	-
Final balance	(1,663,283	(2,055,479)

The reverse of the provision is based on new estimates in regard to obsolescence of supplied inventories.

5. BILLS AND ACCOUNTS RECEIVABLE

At December 31, the bills and accounts receivable are as follows (in thousand bolivars):

	2005	2004
Commercial	56,958,238	62,507,057
Related companies (Note 17)	12,413,496	10,946,691
Employees	429,642	482,280
Sundry debtors	872,084	599,333
Income tax paid in advance	2,400,339	-
VAT – paid in excess (Note 11)	14,904,864	4,277,288
Tax credit VAT – Net for compensating (Note 11)	1,492,571	-
Guaranteed deposits	7,523,954	2,533,503
	96,995,188	81,346,152
Less – provision for doubtful accounts	(1,657,917)	(1,949,040)
	95,337,271	79,397,112


INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ

The average credit period given to national clients ranges from 7 to 60 days, and for export clients from 60 to 180 days.

The Company keeps a provision for doubtful accounts at a level the management considers appropriate for the potential risks of bad accounts. Seniority of accounts receivable and the situation of clients are constantly monitored to assure appropriateness of the provision in the consolidated financial statements.

For the years ended at December 31, the movement of the provision for doubtful accounts includes (in thousand bolivars):

	2005	2004
Initial balance	(1,949,040)	(2,999,993)
Provision	(772,485)	(1,207,193)
Sanctions	1,063,608	2,258,146
	(1,657,917)	(1,949,040)

Company management considers the amount in books of commercial debtor accounts and other accounts receivable circa its reasonable value.

6. INVESTMENTS AVAILABLE FOR SALE

At December 31, the investments available for sale at short-term comprise the following (in thousand bolivars):

	2005	2004
Investment and shares available for sale	902,184	899,770
Bonds available for sale	7,914,592	-
	8,816,776	899,770

Investments and shares available for sale

At December 31, investments and shares available for sale include the following (in thousand bolivars):

	2005	2004
Investment portfolio	759,578	677,749
Shares in:		
Central Portuguesa, S.A.	354,516	354,516
Corporación Industrial de Energía, C.A. S.A.C.A.	142,606	222,021

Corporación Forestal Venezuela, C.A.	47,817	47,817
	1,304,517	1,302,103
Less – loss from deterioration	(402,333)	(402,333)
	902,184	899,770

At December 31, 2005 the Company keeps Bs.77.5 million of non-realized income from investments and shares available for sale, which are presented net in the account "Non-realized result in investments" in shareholders´ equity.

Bonds available for sale

At December 31, 2005 investments available for sale include the following (in thousand bolivars):

	Acquisition Cost	Non-Realized Result	Reasonable Value
Bond 2016 in US dollars, issued by the Bolivarian Republic of Venezuela, with maturity at 02/26/2016, with interests payable on a six-month basis and a fixed interest dividend at the rate of 5.75%	4,495,650	(476,539)	4,019,111
Bond 2020 in US dollars, issued by the Bolivarian Republic of Venezuela, with maturity at 12/09/2020, with interests payable on a six-month basis and a fixed interest dividend at the rate of 6.00%	4,495,650	(600,169)	3,895,481
	8,991,300	(1,076,708)	7,914,592

At December 31, 2005 the Company holds Bs.1,076 million of non-realized losses of investments available for sale, which are presented net in the account "Non-realized result in investments" on shareholders' equity. These non-realized losses do not represent a permanent deterioration of the market value of bonds.

Bonds for approximately US$2,024 (Bs.4,351 million) are guaranteeing loans received from a financial institution (See Note 10).

Non-realized result in investments

	2005	2004
Investment and shares available for sale	77,520	156,935
Bonds available for sale	(1,076,708)	-
	(999,188)	156,935

7. CASH AND CASH EQUIVALENTS

At December 31, cash and cash equivalents comprise the following (in thousand bolivars):

	2005	2004
Cash and cash in banks	2,808,221	8,347,453
Bank placements	13,303,612	14,151,952
	16,111,833	22,499,405

8. SHAREHOLDERS' EQUITY

Capital stock

The capital stock of the Company amounts to Bs.2,294,009,424 of the capital stock comprised by 2,294,009,424 nominal shares of Bs.10 each, fully subscribed and paid in, registered with the competent authorities and of Bs.46,692,596,000 of capital updating, in constant currency at December 31, 2001 according to the provisions of Note 1c.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.34,816,345,000 (in constant currency at December 31, 2001) with charge to account of updated net balance for future capital increases, which resulted from wiping out accounts of capital updating, a result from exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to Technical Publication No. 14 (PT 14) issued by the Federation of Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book at January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of February 14, 2002 the Shareholders' Meeting approved reclassification of the shareholders' equity entry "Net updated balances for future capital increases" to "Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or in its subsidiaries", everything with the approval of the National Securities and Exchange Commission as per official communication No.CNV-OP-033 as of February 4, 2002.

Legal Reserve

The Code of Commerce sets forth the provision of 5% of the company net earnings to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends.

Pursuant to the requirements established in official communication No.CNV-DCOP-165 dated November 12, 2001 at December 31, 2005 and 2004 the legal reserve belongs in full to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Accumulated result for translation of affiliate and joint businesses abroad

At December 31, the accumulated result for translation of affiliate and joint businesses abroad are comprised by the following (in thousand bolivars):

	2005	2004
Affiliates:		
Vencaribbean Paper Products, Ltd.	(347,673)	(322,884)
Joint businesses:		
Manpa Centroamérica, C.A.	829,702	472,575
Simco Recycling Inc.	(275,721)	(121,467)
	206,308	28,224

Cash dividends

On March 17, 2005 the Shareholders' Meeting agreed to decree a cash dividend of Bs.10.00 per share, for a total of Bs.22,940,094,240. Likewise, on October 7, 2005 the Shareholders' Meeting agreed to decree a special cash dividend of Bs.10.00 per share, for a total of Bs.22,940,094,240.

On March 26, 2004 the Shareholders' Meeting agreed to decree a cash dividend of Bs.6.00 per share, for a total of Bs.13,764,056,544. Likewise, on October 1, 2004 the

Shareholders' Meeting agreed to decree a special cash dividend of Bs.5.00 per share, for a total of Bs.11,470,047,120.

Retained earnings

According to the partial amendment to the standards to prepare financial statements of entities subject to control by the National Securities and Exchange Commission dated March 25, 1997 the Company needs to disclose the retained earnings and the result from the fiscal year of the parent company and the retained earnings of its affiliates. At December 31, 2005 and 2004 the accumulated deficit of the affiliates included in the retained earnings amount to Bs.7,207 million and Bs.7,320 million, respectively. Net income and retained earnings of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. amounted to Bs.35,531 million and Bs.208,122 million, respectively, at December 31, 2005; and Bs.62,775 million and Bs.218,471 million, respectively, at December 31, 2004 respectively.

According to the requirements set forth in official communication No.CNV-DCOP-165 as of November 12, 2001 at December 31, 2005 and 2004 the net income includes Bs.7,683 million and Bs.19,057 million of income tax expense of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectively.

American Depositary Receipt (ADR)

On January 29, 1996 the U.S. Securities Exchange Commission authorized the American Depositary Receipt (ADR) program, Level 1, for MANPA. ADRs are negotiated in the "over-the-counter" market under the symbol "MUPAY" and each ADR represents 25 common shares of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Citibank, N.A. acts as depository bank whereas Banco Venezolano de Crédito acts as local custodian. At December 31, 2005 outstanding ADRs is 31,959,483.

9. CONTROL ON FOREIGN INVESTMENTS (SIEX)

The Company is 70.53% owned by foreign investors.

The legal system in effect on foreign investments includes, among other issues, the following:

a) Foreign investors have the same rights and duties than those of their national counterparts.



b) Earnings corresponding to foreign investors shall be sent abroad without limitation (See Note 20).

c) Technology import agreements and of use and exploitation of patents and trademarks shall be registered with SIEX within a term of sixty (60) continuous days after being entered into.

10. ISSUANCE OF COMMERCIAL PAPERS AND SHORT-TERM LOANS

At December 31, commercial papers and short-term loans are comprised as follows (in thousand bolivars):

	2005	2004
Issuance of commercial papers	2,946,531	2,890,210
Short-term loans	47,019,985	13,459,268
Documents payable	-	2,486,040
	49,966,516	18,835,518

Issuance of obligations and commercial papers

At December 31, issuance of commercial papers based on the currency in which they are issued and on their interest rate, is as follows (in thousand bolivars):

	2005	**2004**	**Live amount of issuance**	**Yearly interest rate (%)**
Bolivars:				
Fixed interest	2,946,531	2,890,210	3,000,000	11.5%

For the years ended at December 31, the movement of issuing obligations and commercial papers is comprised of (in thousand bolivars):

	2005	2004
Initial balance	2,890,210	2,746,674
Issuances	8,808,700	11,937,900
Repayments	(8,746,600)	(11,803,500)
Net interests	(5,779)	9,136
Final balance	2,946,531	2,890,210

Issued Outstanding commercial papers have February 16, 2006 as maturity date.

For the years ended at December 31, 2005 and 2004 issuances of commercial papers generated discounts in their placements for Bs.332 million and Bs.346 million, respectively.

Short-term loans

At December 31, short-term loans are represented (in thousand bolivars):

	2005	2004
Loans received from local banks, in bolivars, at variable interest rates, with monthly repayments and maturities at 30 days renewable.	47,019,985	13,459,268

At December 31, 2005 the Company holds lines of credit with different financial institutions for Bs.85,200,000 and has available Bs.17,458,861 net of credit portfolio in force (see Note 21) which can cover any future commitment of the Company.

Average interest rates from loans indicated above ranged between 10.5% and 15% for the year 2005 and 12.46% and 15.17% for the year 2004.

11. TAX PROVISION

Consolidated tax group

According to the tax legislation in effect, the Companies part of the consolidated group individually present their income tax returns.

Fiscal years subject to tax inspection

At December 31, 2005 the last four years were subject to revision by the tax authorities in regard to the main taxes that are applicable to Companies.

At December 31, 2005 the Company has filed tax deficiency claims amounting to a total of circa Bs.7,324 million, mainly for the concept of income tax, business asset tax and value added tax. The Company has filed the timely resources and appeals. The Company management estimates that liabilities that may result from the claims filed by the tax administration will not have a significant effect on the attached consolidated financial statements.

Due to likely different interpretations to the tax standards and the results of inspections that in the future tax authorities may carry out for the years subject to review, the amount of new tax liabilities is not possible to objectively quantify at date. Nevertheless, at the

opinion of the Company management, the possibility to materialize significant additional liabilities for this concept is remote.

Balances kept with the Tax Administration

Debit and credit balances with the Tax Administration at December 31, are the following (in thousand bolivars):

	2005	2004
Accounts receivable:		
Income tax paid in excess	2,400,339	-
VAT – paid in excess	14,904,864	4,277,288
Tax credit VAT – net to compensate	1,492,571	-
	18,797,774	4,277,288
Accounts payable:		
Income tax payable	293,748	14,742,783
Withheld third-party VAT payable	918,252	740,529
	1,212,000	15,483,312

As of November 24 and 28, 2005 the Company filed with the Tax Administration the tax compensation request of the VAT paid in excess amounting to Bs.11,168 million. According to the provisions of the regulations in effect, the Tax Administration has a maximum term of 90 business days to give an opinion about such request. In view of the administrative silence by the Tax Administration, the Company may bring an action before other institutions.

Income tax

Income tax at December 31 is summarized as follows (in thousand bolivars):

	2005	2004
Tax on taxable income net	8,820,272	20,223,124
Less:		
Rebate for investments in property, plant and equipment and other credits	(1,341,708)	(366,847)
	7,478,564	19,856,277
Income tax from previous year	829,338	(592,097)

Total current income tax	8,307,902	19,264,180
Deferred income tax	(12,684,919)	(10,838,938)
	(4,377,017)	8,425,242

For the years ended at December 31, 2005 and 2004 the effective rate for the income tax expense is lesser than the tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, which effects on the applicable tax rate are summarized as follows (in percentage on income before taxes):

	2005		2004	
	Bs.	%	Bs.	%
Tax and tax rate applicable to income as per books	10,694,824	34	21,118,183	34
Base difference in inventories and fixed assets	4,961,660	16	8,259,300	13
Tax adjustment for inflation	(8,108,928)	(26)	(7,609,773)	(12)
Dividends received				
Foreign income				
Other non-deductible expenses	4,383,932	14	2,028,287	3
Other non-taxable income	(3,111,216)	(10)	(3,107,812)	(5)
Others net			(465,061)	(1)
Effects of rebate for investment in property, plant and equipment	(1,341,708)	(4)	(366,847)	(1)
Tax expenses and tax rate applicable to income as per the books	7,478,564	24	19,856,277	31

The Venezuelan tax law provides for a yearly calculation of a regular adjustment for inflation of non-monetary and equity items, which is included in the taxable income net as a taxable or deductible entry, as the case may be. In regard to property, plant and equipment and other similar assets, this regular adjustment for inflation is depreciated or repaid in the rest of the tax useful life of the corresponding assets. For the case of inventories, that adjustment is considered in the sales cost of products once consumed

or sold. The total regular adjustment of the year is determined by the algebraic addition of the amount of different adjustments by inflation of each non-monetary and equity item. Pursuant to the aforementioned legislation, taxpayers subject to income tax that carry out transactions with parties bound abroad should determine their income by the exports made and their costs by the goods and services acquired by the parties bound abroad, according to some method established in such legislation. The management carried out the study on required transfer prices to document the aforementioned transactions, which did not indicate the important differences in regard to the amounts included to determine the net taxable income of the year ended at December 31, 2004. The Company is in the process of carrying out a study of transfer prices corresponding to the year 2005 required to document the aforementioned transactions abroad. In the opinion of company management and of its consultants, the differences in regard to the amounts included to determine the net taxable income for the year ended at December 31, 2005 will not be significant.

Likewise, pursuant to the legislation, the Company may carry forward operating tax losses, different from those originated by the tax adjustment for inflation, up to three (3) subsequent years to the fiscal year in which they are incurred in. The deductible tax effect non-compensated from the tax adjustment for inflation may be carryforward until the next subsequent year to the fiscal year in which they are incurred in. At December 31, 2005 the Company through its affiliates Inmuebles 310350, C.A. and Transporte Alpes, S.A. include tax losses for inflation carryforward amounting to Bs.1,210.5 million.

As provided for in the aforementioned legislation, the Company may carryforward rebates for new investments in property and equipment up to three (3) years following the fiscal year in which they are incurred in.

At December 31, 2005 and 2004 the foreign affiliate Vencaribbean Paper Products, Ltd. Keeps tax losses carryforwards amounting to Bs.9,476 million and Bs.4,245 million, respectively, which do not have maturity date.

The composition of the effect of entries considered to determine the differed income tax at December 31 is shown below (in thousand bolivars):

	2005	2004
Liabilities for differed income tax		
Differences based on property, plant and equipment	74,491,457	84,325,609
Income from leasing based on cash	1,189,084	829,880
	75,680,541	85,155,489
Assets for differed income tax		
Base differences on inventories	12,316,343	9,244,579
Provisions and allowances	5,231,073	4,643,953
Base differences on investments	1,667,067	3,857,467
Tax losses carryforwards	1,836,373	94,886
Tax credits carryforwards	80,077	80,077
	21,130,933	17,920,962
Net of differed tax	54,549,608	67,234,527

12. ACCOUNTS PAYABLE

At December 31, accounts payable are comprised as follows (in thousand bolivars):

	2005	2004
Commercial	53,780,859	27,667,140
Related parts (Note 17)	8,585,122	5,215,910
Others	2,229,675	1,024,093
Withheld VAT from third-parties payable	918,252	740,529
Accumulated expenses payable	7,284,469	8,466,995
	72,798,377	43,114,667

Commercial creditor accounts and other accounts payable mainly include the amounts pending payment for commercial purchases and related costs. The average credit period for import purchases ranges from advances and 180 days and that for national ones ranges between advances and 65 days, respectively.

The Company holds license agreements with different providers. At December 31, 2005 and 2004 the Company has registered in results for the use of such licenses Bs.1,505


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JUDITH X. HERNANDEZ MORA

million and Bs.1,781 million, respectively. Such agreements set forth, among others, the following conditions:

- Payment of royalty percentage on net sales of licensed products.
- Deductions allowed for calculation of royalties include: sales returns according to percentage of gross sales established in contracts; and taxes on sales and discounts per volume.
- In case of delays in payment, interest should be paid at the highest rates allowed by the law.
- The licensee will be entitled to carry out audits of royalties paid and to demand payment of the deficit the licensee may found as a consequence thereof plus interests at the highest rate allowed as per the law. In case such audits generate deficit, the licensee shall acknowledge the expenses arising from such audit.

At December 31, 2005 65% of contracts were due; the remainder has maturity dates at very short-term. The Company management attempts to renew contracts with the following licensees: Mattel, Warner Bros., Exim de Venezuela, The Walt Disney Company, P&L Global Network, New Line Cinema, Emap Power Bikes, Comunidad Huevo, S.A.; and Marvel Characters.

The Company management considers that the amount in books of commercial creditors is close to its reasonable value.

13. INCOME

At December 31, income includes the following (in thousand bolivars):

	2005	2004
Sales of goods	373,406,646	382,426,108
Income from leasing	845,910	231,000
Income from services	807,724	495,824
	375,060,280	383,152,932

14. RESULTS FROM THE FISCAL YEAR

At December 31, results from the fiscal year of the Company include the following debit balances (in thousand bolivars):

	2005	2004
Depreciation and amortization	22,299,074	21,584,495
Cost of inventory acknowledged in results	169,488,295	160,785,492
Employee benefits	42,954,679	32,284,867

15. INFORMATION BY BUSINESS SEGMENT

Segmentation criteria

Information by segments is structured based on the different Company business lines.

Main business segments

Business lines described below have been set based on the organizing structure of the Company in effect at closure of the fiscal year 2005, taking into account, on one part, the nature of products and services offered, and for the other, the segments of client to which businesses are addressed to.

During the fiscal years 2005 and 2004, the Company centered its activity in the following big business lines:

Printing, writing and packing paper -

Manufacturing of this business segment is basically oriented to manufacture paper type Bond, Bristol, register, MF and MG, among others. Commercialization is highly in the form of final products, such as: bags, sacks, reams, four quires of letter paper, notebooks, envelopes, and other products.

Tissue paper – The tissue paper manufacturing plant produces several degrees of this paper, which are converted into final products such as hygienic paper, paper towels, napkins, and facial tissue in Maracay, Venezuela and Trinidad & Tobago locations.

Services and rentals – This business segment is basically oriented to maintenance of assets for leasing and surveillance services.

Corporate – Income and expenses that cannot be specifically attributed to any operating line or that are not the result of decision globally impacting the Company, including expenses originated from projects and activities that impact several business lines and income from strategic participations are allocated to a "Corporate Unit" together with reconciliation entries resulting from integrating financial statements of the different business lines with the consolidated financial statements of the Company. The


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costs incurred in by a Corporate Unit are prorated using internal cost systems among the different business lines.

Geographic segment

Group activities are located within the Venezuelan market, in Central America and the Caribbean. However, this segmentation is not important at the level of the consolidated financial statements given the magnitude of amounts.

Bases and methodology of information by business segment

Information by segments that is shown below is based on monthly reports prepared by each division and is systematically generated on a monthly basis.

The structure of this information is designed as if each business line is about an autonomous business with independent own resources that are distributed according to risk of assets allocated to each line, pursuant to an internal percentage costs distribution.

Below there is information by segment of these activities for the years ended at December 31, 2005 and 2004 (in thousand bolivars):

2005

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income statement					
Local sales	192,580,704	156,416,297	1,653,634	-	350,650,635
Export sales	14,247,896	10,161,749	-	-	24,409,645
Sales among segments – local	-	-	8,226,918	(8,226,918)	-
Sales among segments – export	40,707	5,327,337	-	(5,368,044)	-
Total income	206,869,307	171,905,383	9,880,552	(13,594,962)	375,060,280
Costs and expenses	173,194,361	163,666,603	10,424,202	(12,916,127)	334,369,039
Operating results	33,674,946	8,238,780	(543,650)	(678,835)	40,691,241
Participation in results from joint-business companies	-	-	-	-	(919,621)

Financial income	-	-	-	-	678,654
Financial expenses and others	-	-	-	-	(8,989,028)
Results before taxes	-	-	-	-	31,461,246
Results after taxes	-	-	-	-	35,838,263
Depreciation	9,253,411	9,075,817	3,969,846	-	22,299,074
Capital investments	3,482,764	5,970,150	1,405	-	9,454,319
Balance sheet					
Assets					
Assets per segment	260,684,025	250,978,288	42,728,449	(10,068,085)	544,322,677
Assets per corporate segments	-	-	-	-	7,657,232
Participation in associated companies	1,040,295	-	-	-	1,040,295
Undistributed corporate assets	-	-	-	-	63,329,500
Total consolidated assets					616,349,704
Liabilities					
Liabilities by segments	260,684,025	250,978,288	42,728,449	(10,068,085)	544,322,677
Liabilities by corporate segments	-	-	-	-	7,657,232
Undistributed corporate liabilities	1,040,295	-	-	-	1,040,295
Total consolidated liabilities	-	-	-	-	616,349,704

2004

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income statement					
Local sales	229,398,076	124,997,520	726,824	-	355,122,420
Export sales	15,993,564	12,036,948	-	-	28,030,512
Sales among					

segments – local	-	-	6,041,004	(6,041,004)	-
Sales among segments – export	345,599	2,392,249	-	(2,737,848)	-
Total income	245,737,239	139,426,717	6,767,828	(8,778,852)	383,152,932
Costs and expenses	180,224,101	130,066,754	8,584,560	(8,471,081)	310,404,334
Operating results	65,513,138	9,359,963	(1,816,732)	(307,771)	72,748,598
Participation in results from joint-business companies	-	-	-	-	(369,267)
Financial income	-	-	-	-	445,324
Financial expenses and others	-	-	-	-	(10,712,351)
Results before taxes	-	-	-	-	62,112,304
Results after taxes	-	-	-	-	53,867,062
Depreciation	10,605,028	8,617,980	2,361,487	-	21,584,495
Capital investments	970,397	11,855,044	45	-	12,825,486
Balance sheet					
Assets					
Assets per segment	261,448,840	254,946,852	41,874,871	(17,722,787)	540,547,776
Assets per corporate segments	-	-	-	-	8,443,393
Participation in associated companies	1,847,041	-	-	-	1,847,041
Undistributed corporate assets	-	-	-	-	36,003,159
Total consolidated assets					586,841,369
Liabilities					
Liabilities by segments	18,068,520	26,457,136	6,662,035	(22,955,877)	28,231,814
Liabilities by corporate segments	-	-	-	-	10,235,333
Undistributed corporate liabilities	-	-	-	-	114,788,199
Total					


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consolidated liabilities	153,255,346

16. OPERATING LEASING

The Company as lessor

Income form leasing property amounted to Bs.846 million of bolivars in 2005 (Bs.231 million in 2004).

Property under operating leasing agreements are subject to leasing commitments that go from one (1) to two (2) years, and price increases are governed by the Consumer Price Index of the Metropolitan Area of Caracas (CPI); the Company management estimates that contracts in effect at December 31, 2005 will be automatically renewed.

At December 31, the Company has contracted with lessees the following minimum leasing quotas (in thousand bolivars):

	2005	2004
Less than a year	2,139,036	845,910
Up to two years	4,278,074	1,691,819
	6,417,110	2,537,729

During December 2005 and January 2006, the Company entered into leasing agreements for other property owned which were not in use in the year 2005 (see Note 2).

The Company as lessee

The Company has leasing agreements of personal property that are used for operating; however, such property is unimportant for the consolidated financial statements.

17. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The Company and its affiliates hold balances and carry out significant transactions with related companies. As a consequence of these relations it is possible that the terms agreed among parties were not the same as those that may result from transactions with unrelated companies.

During the years 2005 and 2004 the Company and its affiliates made the following significant transactions with related counterparts, during the regular course of its operations (in approximate thousand bolivars):

	2005	2004
Inventory sales	9,332,460	7,618,484
Inventory purchases	9,172,106	16,785,609
Purchases of electricity	17,426,164	14,029,667
Administrative services	25,340	24,320

The following balances receivable and payable (in thousand bolivars) were product of these transactions and of other of lesser importance:

	2005	2004
Accounts receivable:		
MANPA Centroamérica, C.A. (joint business)	7,011,952	6,499,132
Simco Recycling, Inc. (joint business)	4,816,468	3,884,667
Agroindustrial Mandioca, C.A. (associated company)	342,150	380,327
Corporación Industrial de Energía, C.A. S.A.C.A.	203,848	150,409
Turboven Maracay Company Inc. Sucursal*	31,117	31,117
Agropecuaria Mandioca, C.A. (associated company)	1,040	1,039
Turbogeneradores Maracay, C.A.*	6,921	-
	12,413,496	10,946,691
Accounts payable:		
Simco Recycling, Inc. (joint business)	4,290,388	2,629,056
Turbogeneradores Maracay, C.A.*	3,411,542	2,459,717
MANPA Centroamérica, C.A. (joint business)	763,250	-
Turboven Maracay Company Inc.*	100,160	100,160
Turboven Cagua Company Inc.*	19,782	19,782
Agroindustrial Mandioca, C.A. (associated company)	-	7,195
	8,585,122	5,215,910

* These companies are affiliates of Corporación Industrial de Energía, C.A. S.A.C.A.

At December 31, 2005 and 2004 the Company has not created any provision for insolvencies in regard to amounts receivable from related companies, for it considers there are no doubts about their recovery.


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44

At December 31, 2005 and 2004 the Company has not given warrantees to financial entities on account of related companies.

18. REMUNERATION TO THE BOARD OF DIRECTORS AND ADMINISTRATORS

Board of Directors

Clause No.14 of the Company By-Laws sets forth that the members of the Board of Directors will receive for the concept of participation in the benefit of the fiscal year of the company, 1% of the income. The amount paid in the year 2005 to the Board of Directors for this concept amounted to Bs.469.7 million (Bs.226.4 million in the year 2004).

In addition, the Clause No.9 of the Company By-Laws sets forth that members of the Board of Directors will receive for its assistance to the Board of Directors a diet of 200 tax units. The value of tax units in effect during the years ended at December 31, 2005 and 2004 amounted to Bs.29,400 and Bs.24,700 in 2005 and Bs.24,700 Bs.19,400 in 2004, respectively. The income paid for the concept at December 31, 2005 amounted to Bs.1,058.4 million (Bs.829.9 million in the year 2004).

Salary and wages

Remuneration for the concept of salary, other personnel benefits and professional fees received in the year 2005 for the 41 persons of the Company with executive responsibilities (administrators) amounted to some Bs.5.349,7 million (some Bs.4,458.1 million in 2004 for 40 persons).

Compromises for insurances and other concepts

After employment remunerations, some of the current and former administrators of the Company are beneficiaries or insurers which sots is responsibility of the Company. The amount charged to results for this concept in the year 2005 amounted to Bs.42.3 million, approximately (Bs.34.9 million in the year 2004).

At December 31, remuneration to the Board of Directors and administrators are composed as follows:

	2005	2004
Short-term remuneration to administrators	4,814,730	4,012,275
After-employment severance benefits	534,970	445,808


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Remuneration to the Board of Directors	1,528,183	1,056,348

19. RISK MANAGEMENT

Risks of interest, type of exchange and prices

The Company is continuously exposed to credit risks, to foreign exchange, interest rates and price fluctuations; however, the management constantly monitors such risks and implements the necessary operating and financial procedures to minimize risks.

The greatest part of Company sales is addressed to the local market whereas part of the costs is in dollars; therefore, variations between the local inflation rate and the devaluation rate may influence the operating margins.

The risk of the interest rate is managed through a conservative indebtedness policy. Currently, the management does not anticipate any significant change in its exposure to change in the interests rates or in the current strategy to manage such risk.

The Company is subject to price risks of the main raw material and among them the most significant is the pulp price. Sales price of paper products are influenced partly by the pulp market price that is determined by offer and demand on the industry. Specifically, pulp price increases may negatively impact earnings if sale prices cannot be adjusted. Derivative instruments have not been used to manage risks.

During the years ended at December 31, 2005 the Company did not carry out any hedgings and it has not identified instruments that may be classified as derivatives.

Credit risks

Financial instruments partially subject to the Company at credit risk concentrations mainly consist of temporary investments in cash and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as a policy limits the amount of credit risks. Credit risk concentrations in regard to commercial accounts receivable are limited because of the big number of customers the Company has. At December 31, 2005 and 2004 the Company does not have significant risk concentrations different from those stated above.

Price Control


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JUDITH X. HERNANDEZ MORA

As of February 6, 2003 the National Executive decreed a price control on first-need goods and services among which certain products manufactured by the Company were included.

Concentration of operations

Export sales at December 31, 2005 and 2004 represent approximately 20% and 21% of net consolidated sales, respectively.

20. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Since 2003, the National Executive and the Venezuelan Central Bank have entered into different agreements which establish the Regime to Administer Foreign Currency as well as the type of foreign exchange that will govern operations set forth in such agreements. From that date, the Commission to Administer Foreign Exchange (CADIVI) is in charge of coordinating, administering, controlling and establishing the requirements, procedures and restrictions required to carry out such agreement. At date, CADIVI has issued several regulations related to registration, guidelines, requirements and conditions concerning the regime to administer foreign currency.

At the date of this report, obtaining of the necessary foreign currency for operations in foreign currency made by the Company during the regular course of its operations will depend on: (1) the approval of records and requests made before the corresponding institutions; (2) the availability of foreign currency that will be set forth in the enforcement of the aforementioned Regulations; and (3) the Company shares to access those necessary foreign currency not requested before the relevant institutions, or those foreign currency which requests are rejected by such institutions.

Below the monetary assets and liabilities in foreign currency at December 31, 2005 and 2004 are described, registered in bolivars at the exchange rate of Bs.2,150 and Bs.1,920 per US$1.oo respectively (in thousand U.S. dollars):

	(in thousand US$)	
	2005	2004
Assets:		
Cash and temporary investments	5,701	10,491
Available investments for sale	4,035	345

Commercial accounts receivable	1,325	8,937
Accounts receivable to related companies	5,600	5,482
Guaranteed deposits	3,500	1,320
Advances to suppliers and sundry debtors	1,372	1,556
	21,533	28,131

	(in thousand US$)	
	2005	2004
Liabilities:		
Documents payable	-	1,295
Commercial accounts payable	19,576	11,027
Accounts payable to related companies	2,350	1,369
Accumulated expenses payable and others	1,270	1,736
	23,196	15,427

21. COMMITMENTS AND CONTINGENCIES

Bonds and guarantees granted

In order to guarantee obligations, the Company has granted bonds in favor of bank institutions amounting to Bs.26 million. Likewise, the Company has given bonds in favor of the Commission to Administer Foreign Exchange (CADIVI) amounting to US$290 thousand.

In virtue of the sales contract of assets related to forest projects, a subsidiary became jointly guarantor and main payer of the Company before purchaser to guarantee this latter all and each of the obligations accepted by the Company. At date, such bond is limited to the amount of US$350,000 with maturity on April 30, 2006. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage in favor of the purchaser up to US$446 thousand on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.


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Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2005 the open letters of credits for these concepts amount to US$13,17 million (Bs.28,324 million).

Contingencies

Certain civil and labor lawsuits have been filed against the Company before courts of the country, amounting to circa Bs.1,408 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these actions and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2005 and 2004 the appeals of foreign currency reimbursement to the Venezuelan Central Bank amounting to US$567 thousand, filed by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim this matter and believe that the final resolution will not have significant effects on the consolidated financial statements.

As of August 26, 2003 the Company was notified about an administrative procedure by the Directorate of Inspection and Taxation of the Ministry of Finance due to noncompliance with the delivery of foreign currency sales vouchers to the Venezuelan Central Bank, for exports carried out during the foreign exchange control in effect (1994-1996) amounting to US$5.321,716 million, corresponding to 90% of FOB value of customs returns. The Company and its legal advisors are of the opinion that there are enough merits to argue this matter and deem that the final resolution of such will not have significant effects on the consolidated financial statements.

22. RECONCILIATION OF BALANCES AT THE BEGINNING AND AT THE END OF THE YEAR 2004

International Accounting Standard (IAS) No. 1 "First-time adoption of the International Financial Standard" demands first-time adopters to present the main effects of such standards on the financial statements previously presented.

As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early approve the International Accounting Standards (IAS) to prepare and present the consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission.

The year 2005 is the first fiscal year in which the Company has presented its financial statements pursuant to the IAS. The latest consolidated financial statements presented according to the principles and standards of the CNV corresponded to the years ended at December 31, 2004. Therefore, the date of transaction to IAS´s is January 1, 2004.

Impact of transition on the consolidated balance sheet at December 31, 2004 (in thousand bolivars):

	As CNV standards	Effect for transition to IASs		According to IAS
Property, plant and equipment - net	476,304,208	(31,427,847)	**1**	444,876,361
Spare parts	6,587,480	(6,587,480)	**1**	-
Investment in associates and joint businesses	4,020,200	(2,173,159)	**2**	1,847,041
Other assets	1,390,042	(1,390,042)	**3**	-
Total non current assets	488,301,930	(41,578,528)		446,723,402
Other current assets	10,325,755	(10,325,755)	**4**	-
Expenses paid in advance	885,614	(187,269)	**9**	698,345
Inventories	42,434,480	(9,663,397)	**1**	32,771,083
Advances to suppliers	4,813,668	(961,416)	**5**	3,852,252
Effects and accounts receivable – net	80,294,402	(897,290)	**5**	79,397,112
Investments available for sale	-	899,770	**6**	899,770
Cash and cash equivalents	23,142,558	(643,153)	**6**	22,499,405
Total current assets	161,896,477	(21,778,510)		140,117,967

TOTAL ASSETS	650,198,407	(63,357,038)		586,841,369
SHAREHOLDERS´ EQUITY	560,670,334	(127,084,311)		433,586,023

	As CNV standards	Effect for transition to IASs		According to IAS
MINORITY INTERESTS	1,712,875	(1,712,875)	**7**	
Other liabilities and differed credits	416,821	(416,821)	**10**	-
Provision for long-term seniority payment	9,691,114	(7,203,695)	**9**	2,487,419
Lending differed income tax	6,750,000	60,484,527	**8**	67,234,527
Non current liability	16,857,935	52,864,011		69,721,946
Provision for short-term seniority payment	-	2,694,704		2,694,704
Accounts payable	36,238,540	6,876,127	**7**	43,114,667
Documents payable	2,486,040	-		2,486,040
Obligations and commercial papers	2,937,900	(47,690)	**9**	2,890,210
Short-term loans	561,914	(561,914)		-
Promissory notes and bank overdrafts	12,800,000	659,268	**9**	13,459,268
Dividends payable	4,145,728	-		4,145,728
Taxes payable	3,575,156	11,169,627	8	14,742,783
Accumulated expenses payable	8,213,985	(8,213,985)	9	-
Total current liabilities	70,957,263	12,576,137		85,533,400
TOTAL LIABILITIES	87,815,198	65,440,148		153,255,346
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES	650,198,407	(63,357,038)		586,841,369

Notes to balance reconciliation:



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1. Mainly incorporation of new valuation values, analysis of spare parts inventories as components of machineries and equipment and review of useful lives, everything based on IAS 16.
2. Reverse of excess paid in purchasing Simco Recycling Inc., a foreign affiliate, based on IAS 38 instead of its repayment in 20 years as the local principle established and the effect of registration of the affiliate Manufacturas de Papel Centroamérica, C.A. for the method of participation (see 3).
3. Effect from deconsolidating the affiliate Manufacturas de Papel Centroamérica, C.A. for assets this latter had. Such deconsolidation was made based on the analysis of the joint businesses established in IAS31; registration of affiliate under IAS is made based on the method of participation.
4. Effect from consolidating the affiliate Valores y Acciones 1003, C.A. and affiliates based on the analysis of IAS 5 instead of registering it using the method of participation.
5. Effect form deconsolidating the Centro American affiliate.
6. Reclassification of financial assets based on the provisions of IAS 39.
7. The affiliate that originated the minority interest was deconsolidated as indicated in item 3.
8. Registry of differed tax mainly for differences in the accounting and tax base of certain assets according to IAS 12, not included in the local principle.
9. Reclassification of accounts to adapt presentation to that set forth in the applicable IAS.

Impact of transition on the consolidated income statement at December 31, 2004 (in thousand bolivars):

	As CNV standards	Effect for transition to IASs		According to IAS
Sales income and others	417,151,665	(33,998,733)	1	383,152,932
Sales cost	290,986,976	(20,131,150)	2	270,855,826
Gross income	126,164,689	(13,867,583)		112,297,106

Costs and expenses:				
Sales expenses	30,507,190	(8,225,017)	1	22,282,173
Overheads and administrative expenses	17,687,956	(79,870)	6	17,608,086
Income from selling assets	(47,023)	(294,728)	6	(341,751)
Operating income	78,016,566	(5,267,968)		72,748,598
Participation in results	(3,534,010)	3,164,743	3	(369,267)
Financial costs	(3,235,011)	221,768	7	(3,013,243)
Financial income	466,638	(21,314)	7	445,324
Exchange differences - net	3,425,910	(471,217)	7	2,954,693
Other income (disbursements):				
Provision for investment	3,005,275	(2,638,964)	4	366,311
Loss in operations with securities	(7,945,773)	534,498	7	(7,411,275)
Net loss in foreign currency hedge agreements	(417,348)	-	7	(417,348)
ADR commissions	-	(646,810)	7	(646,810)
Debit tax	(3,329,929)	223,998	7	(3,105,931)
Others – net	109,478	451,774	7	561,252
Monetary result form the fiscal year	(2,866,206)	2,866,206	5	-
Income before taxes	63,695,590	(1,583,286)		62,112,304
Income tax	(16,165,082	(7,739,840)	6	(8,425,242)
Net income	47,530,508	6,156,554		53,687,062

Notes to balance reconciliation:

1. The effect comes mainly from deconsolidation of the Centro American affiliate (Bs.2,243,608 net) elimination effect of inflation amounting to Bs.27,144,204 (see note 1-c) and reclassification of certain expenses related to sales that were shown as sales expenses amounting to Bs.4,610,921.


PUBLICO
JUDITH X. HERNANDEZ MORA

2. Mainly the effect from deconsolidating the Centro American affiliate, eliminate the effect for inflation, and registry of higher depreciation of assets for new accounting base.
3. Effect from consolidating the affiliate Valores y Acciones 1003, C.A. and affiliates.
4. Reduction of provision for reduction of assets subject to provision for elimination of the effect of inflation for the years 2002 through 2004.
5. Elimination of the effect for inflation (see note 1-c).
6. Effect of differed tax of he year on movement of temporary differences.
7. Reclassifications of accounts to adapt presentation of provision of IAS 1.

Impact of transition on the consolidated cash flow statement for the year ended at December 31, 2004:

	As CNV standards	Effect for transition to IASs		According to IAS
Operating activities –				
Net cash provided for	56,694,850	12,740,003	**1**	43,954,847
Investing activities –				
Net cash used in	(17,980,522)	(4,363,066)	**2**	(13,617,456)
Financing activities –				
Net cash used in	(27,711,221)	(2,688,536)	**3**	(25,022,685)
Effects of inflation on cash and cash equivalents	(4,417,985)	(4,147,985)	**3**	-
Effect of devaluation on cash and cash equivalents	-	(3,418,780)		3,418,780
Cash increase and cash equivalents	6,855,122	(1,878,364)	**1**	8,733,486
Cash and cash equivalents at the beginning	16,287,436	2,521,517	**3**	13,765,919
Cash and cash equivalents at the end	23,142,558	643,153	**1**	22,499,405


INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

Notes to balance reconciliation:

1. The effects are mainly due to the increase of the net income under the IAS and to the deconsolidation of the Centro American affiliate and the incorporation of the affiliate Valores y Acciones 1003, C.A. and affiliates.
2. The main effect comes from capitalization of assets that did not meet with the requirements set forth by IAS 16.
3. Elimination of the effect for inflation.

Exemptions used by the Company to apply the International Accounting Standards according to the provisions fo IAS 1:

The IAS 1 allows companies to adopt for the first time the IAS, the possibility to use certain exemptions in applying them. The Company assessed the accounting treatments allowed and has chosen to use the exemptions indicated below:

- Accumulated effect for translation of foreign affiliates – the Company decided reverting the accumulated effects for translation of all its foreign affiliates that had been registered.

Property, plant and equipment – the Company decided to adopt as allocated cost of its property, plant and equipment (excluding furniture and equipment that was adopted as cost attributed to the net book value), the valuation values established by independent valuation experts registered with the Venezuelan Valuation Engineering Society. Such values were determined based on replacement values for machinery and equipment, and on market values for property and automotive vehicles pursuant to the provisions of IAS 16. For property, plant and equipment of affiliate Vencaribbean Paper Products, Ltd. a cost attributed to net book value in US dollars translated at the current exchange rate at the date of the balance sheet was adopted. Useful lives of assets were reassessed based on the use expectancy and the generation of future benefits for the different assets.

Impact of transaction on consolidated shareholders´ equity:

	January the 1st, 2004	December the 31st, 2004

Shareholders' equity according to CNV standards	450,363,074	560,670,334
Registry of differed income tax	(76,992,673)	(71,237,333)
Effect of incorporating valuation of property, plant and equipment	29,842,868	(55,302,446)
Effect of inflation on final inventories	(3,871,219)	(2,528,980)
Effect incorporation of net assets of Valores y Acciones 3103,C.A.	2,920,001	(5,183,332)
Effect deconsolidation of inventory of Manpa Centroamérica	(2,772,786)	(3,485,350)
Effect translation of property, plant and equipment of affiliate Vencaribbean Paper Products	1,894,989	6,322,470
Effect of translation of foreign affiliates	4,158,715	3,486,025
Effect of inflation on other non-monetary entries	(50,421)	(236,714)
Effect of result on investments available for sale	-	156,935
Others, net	(544,643)	924,414
Shareholder's equity as per consolidated balance sheet under IAS	404,947,905	433,586,023

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 21st, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004
(Stated in thousand bolivars)

			Retained Earnings				
	Capital stock	Accrued result from translation of subsidiary and joint business	Legal Reserve	Updated Net Balance of retained earnings for the sole use of payment of dividends of Company shares and its subsidiaries	Undistributed	Non realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2003	69,632,690	-	6,963,269	119,593,551	208,758,395	-	404,947,905
Reasonable value of investments available for sale	-	-	-	-	-	156,935	156,935
Result from translation	-	28,224	-	-	-	-	28,224
Losses directly recognized on equity	-	28,224	-	-	-	156,935	185,159
Net income for the year	-	-	-	-	53,687,062	-	53,687,062
Total earnings and losses recognized for the year	-	28,224	-	-	53,687,062	156,935	53,872,221
Decreed dividends	-	-	-	-	(25,234,103)	-	(25,234,103)
BALANCES AT DECEMBER 31, 2004	69,632,690	28,224	6,963,269	119,593,551	237,211,354	156,935	433,586,023
Reasonable value of investments available for sale	-	-	-	-	-	(1,156,123)	(1,156,123)
Result from translation	-	178,084	-	-	-		178,084
Losses directly recognized on equity	-	178,084	-	-	-	(1,156,123)	(978,039)
Net income for the year	-	-	-	-	35,838,263	-	35,838,263
Total earnings and losses recognized for the year	-	178,084	-	-	35,838,263	(1,156,123)	34,860,224
Decreed dividends	-	-	-	-	(45,880,188)	-	(45,880,188)
BALANCES AT DECEMBER 31, 2005	69,632,690	206,308	6,963,269	119,593,551	227,169,429	(999,188)	422,566,059

See notes to the consolidated financial statements.




REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA



Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales

Dictamen de los Contadores Públicos Independientes

Estados Financieros Consolidados

Años terminados el
31 de diciembre de 2005 y 2004

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

TABLA DE CONTENIDO

	Páginas
DICTAMEN DE LOS CONTADORES PÚBLICOS INDEPENDIENTES	1-2
ESTADOS FINANCIEROS CONSOLIDADOS POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE 2005 Y 2004:	
Balances Generales Consolidados	3
Estados Consolidados de Resultados	4
Estados Consolidados de Movimiento en las Cuentas de Patrimonio	5
Estados Consolidados de Flujos de Efectivo	6
Notas a los Estados Financieros Consolidados	7-39

Deloitte

Lara Marambio & Asociados
Torre Corp Banca, Piso 21,
Av. Blandín, La Castellana
Caracas 1060 - Venezuela

Tel: (58-212) 206 85 03
Fax: (58-212) 206 88 70
www.deloitte.com/ve

DICTAMEN DE LOS CONTADORES PÚBLICOS INDEPENDIENTES

A la Junta Directiva de
Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Hemos efectuado las auditorías de los balances generales consolidados de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2005 y 2004, y de los estados conexos consolidados de resultados y de movimiento en las cuentas de patrimonio y de flujos de efectivo por los años terminados en esas fechas, en bolívares y según Normas Internacionales de Información Financiera (NIIF). Estos estados financieros consolidados fueron preparados por, y son responsabilidad de, la gerencia de la Compañía. Nuestra responsabilidad es expresar una opinión sobre esos estados financieros con base en nuestras auditorías.

Efectuamos nuestras auditorías de acuerdo con las normas de auditoría de aceptación general en Venezuela. Esas normas requieren que planifiquemos y realicemos la auditoría para obtener una seguridad razonable sobre si los estados financieros están exentos de errores significativos. Una auditoría incluye el examen, basado en pruebas selectivas, de evidencia que respalda los montos y revelaciones en los estados financieros. También, una auditoría incluye la evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la gerencia, así como la evaluación de la completa presentación de los estados financieros. Consideramos que nuestras auditorías proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos sus aspectos substanciales, la situación financiera de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2005 y 2004, y los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de conformidad con las Normas Internacionales de Información Financiera (NIIF).

Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de sus estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las Resoluciones Nº 157-2004 y 177- 2005, emitidas por la Comisión Nacional de Valores (CNV). Conforme con lo exigido en la NIIF 1, los estados financieros consolidados y sus notas explicativas del año 2004, previamente reportados en nuestro informe de fecha 14 de febrero de 2005, fueron reestructurados para adecuarlos a la misma base utilizada para reportar el año 2005.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo
Contador Público
CPC Nº 10.171
CNV Nº S–796

Venezuela, 24 de febrero de 2006

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS
31 DE DICIEMBRE DE 2005 Y 31 DE DICIEMBRE DE 2004
(Expresados en miles de bolívares)

	NOTAS	2005	2004
ACTIVO			
ACTIVO NO CORRIENTE:			
Propiedades, planta y equipo - neto	2	432.900.402	444.876.361
Participaciones en asociadas y negocios conjuntos	3	1.040.295	1.847.041
Total activo no corriente		433.940.697	446.723.402
ACTIVO CORRIENTE:			
Gastos pagados por anticipado		1.111.934	698.345
Inventarios	4	57.511.130	32.771.083
Anticipos a proveedores		3.520.063	3.852.252
Efectos y cuentas por cobrar - neto	5	95.337.271	79.397.112
Inversiones disponibles para la venta	6	8.816.776	899.770
Efectivo y equivalentes de efectivo	7	16.111.833	22.499.405
Total activo corriente		182.409.007	140.117.967
TOTAL		616.349.704	586.841.369
PATRIMONIO Y PASIVO			
PATRIMONIO:	8 y 9		
Capital social		69.632.690	69.632.690
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior		206.308	28.224
Utilidades retenidas:			
Reserva legal		6.963.269	6.963.269
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias		119.593.551	119.593.551
No distribuidas		227.169.429	237.211.354
Resultado no realizado en inversiones	6	(999.188)	156.935
Total patrimonio		422.566.059	433.586.023
PASIVO NO CORRIENTE:			
Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo		3.572.106	2.487.419
Impuesto sobre la renta diferido	11	54.549.608	67.234.527
Total pasivo no corriente		58.121.714	69.721.946
PASIVO CORRIENTE:			
Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo		3.869.781	2.694.704
Documentos por pagar	10	-	2.486.040
Papeles comerciales	10	2.946.531	2.890.210
Préstamos a corto plazo	10	47.019.985	13.459.268
Dividendos por pagar	8	8.733.509	4.145.728
Impuesto sobre la renta por pagar	11	293.748	14.742.783
Cuentas por pagar	12	72.798.377	43.114.667
Total pasivo corriente		135.661.931	83.533.400
Total pasivo		193.783.645	153.255.346
TOTAL		616.349.704	586.841.369

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 Y 2004
(Expresados en miles de bolívares)

	NOTAS	2005	2004
Ingresos por ventas	13	375.060.280	383.152.932
Costo de ventas	14	284.444.405	270.855.826
Utilidad bruta		90.615.875	112.297.106
Costos y gastos:			
Gastos de ventas	14	30.939.453	22.282.173
Gastos generales y administrativos	14 y 18	18.985.181	17.608.086
Utilidad en venta de activos		-	(341.751)
		49.924.634	39.548.508
Utilidad en operaciones		40.691.241	72.748.598
Participación en resultados de negocios conjuntos	3	(919.621)	(369.267)
Costos financieros		(4.664.484)	(3.013.243)
Ingresos financieros		678.654	445.324
Diferencias en cambio - neto	20	3.565.400	2.954.693
Pérdida en operaciones de permuta con títulos valores		(3.671.665)	(7.411.275)
Otros ingresos (egresos):			
Provisión para inversiones		-	366.311
Pérdida neta en contrato de cobertura en moneda extranjera		-	(417.348)
Comisiones ADR		(505.370)	(646.810)
Impuesto al débito bancario		(3.089.757)	(3.105.931)
Otros - neto		(623.152)	561.252
		(9.229.995)	(10.636.294)
Utilidad antes de impuestos		31.461.246	62.112.304
Impuesto sobre la renta	11	4.377.017	(8.425.242)
Utilidad neta		35.838.263	53.687.062
Utilidad neta por acción:			
Básica	1	15,62	23,40
Diluida	1	15,62	23,40

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS DE MOVIMIENTO CONSOLIDADOS EN LAS CUENTAS DE PATRIMONIO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 Y 2004
(Expresados en miles de bolívares)

			Utilidades retenidas				
	Capital social	Resultado acumulado por traducción de filial y negocios conjuntos	Reserva legal	Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2003	69.632.690	-	6.963.269	119.593.551	208.758.395	-	404.947.905
Valor razonable de inversiones disponibles para la venta	-	-	-	-	-	156.935	156.935
Resultado por traducción	-	28.224	-	-	-	-	28.224
Pérdida reconocida directamente en el patrimonio	-	28.224	-	-	-	156.935	185.159
Utilidad neta del año	-	-	-	-	53.687.062	-	53.687.062
Total utilidades y pérdidas reconocidas en el año	-	28.224	-	-	53.687.062	156.935	53.872.221
Dividendos decretados	-	-	-	-	(25.234.103)	-	(25.234.103)
SALDOS AL 31 DE DICIEMBRE DE 2004	69.632.690	28.224	6.963.269	119.593.551	237.211.354	156.935	433.586.023
Valor razonable de inversiones disponibles para la venta	-	-	-	-	-	(1.156.123)	(1.156.123)
Resultado por traducción	-	178.084	-	-	-	-	178.084
Pérdida reconocida directamente en el patrimonio	-	178.084	-	-	-	(1.156.123)	(978.039)
Utilidad neta del año	-	-	-	-	35.838.263	-	35.838.263
Total utilidades y pérdidas reconocidas en el año	-	178.084	-	-	35.838.263	(1.156.123)	34.860.224
Dividendos decretados	-	-	-	-	(45.880.188)	-	(45.880.188)
SALDOS AL 31 DE DICIEMBRE DE 2005	69.632.690	206.308	6.963.269	119.593.551	227.169.429	(999.188)	422.566.059

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 Y 2004
(Expresados en miles de bolívares)

	NOTAS	2005	2004
ACTIVIDADES OPERACIONALES:			
Utilidad neta		35.838.263	53.687.062
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:			
Diferencias en cambio - neto	20	(3.565.400)	(2.954.693)
Participación en resultados de negocios conjuntos		919.621	369.267
Impuesto sobre la renta diferido	11	(12.684.919)	(10.838.938)
Provisión para impuestos	11	8.307.902	19.264.180
Resultado no realizado en inversiones		(1.156.123)	156.935
Resultado por traducción de filial y negocios conjuntos		(803.587)	(1.876.643)
Resultado en venta de propiedades, planta y equipo	2	-	341.751
Costos financieros		4.664.484	3.013.243
Ingresos financieros		(678.654)	(445.324)
Depreciación	2	22.299.074	21.584.495
Flujos de efectivo operativos antes de los movimientos de capital de trabajo		53.140.661	82.301.335
Cambios en activos y pasivos operacionales:			
Disminución (aumento) en:			
Efectos y cuentas por cobrar		(12.204.966)	(23.103.766)
Anticipos a proveedores		1.873.901	(600.012)
Inventarios		(24.740.047)	6.146.674
Gastos pagados por anticipado		(413.589)	108.981
Aumento (disminución) en:			
Cuentas por pagar		26.397.944	(8.106.374)
Apartado para prestaciones por antigüedad, neto de pagos		2.259.764	696.779
Intereses pagados		(3.246.770)	(2.751.837)
Intereses cobrados		678.654	445.324
Impuestos pagados		(22.756.937)	(11.182.257)
Efectivo neto provisto por las actividades operacionales		20.988.615	43.954.847
ACTIVIDADES DE INVERSIÓN:			
Aumento en inversiones disponibles para la venta	6	(7.917.006)	(791.970)
Adquisición de propiedades, planta y equipo	2	(9.454.319)	(12.825.486)
Efectivo neto usado por las actividades de inversión		(17.371.325)	(13.617.456)
ACTIVIDADES DE FINANCIAMIENTO:			
Aumento en préstamos a corto plazo	10	32.143.003	2.518.700
Importe de la emisión de papeles comerciales	10	8.808.700	11.937.900
Amortización de papeles comerciales	10	(8.752.379)	(14.475.232)
(Disminución) aumento en documentos por pagar	10	(2.486.040)	1.263.309
Dividendos en efectivo	8	(41.292.407)	(26.267.362)
Efectivo neto usado por las actividades de financiamiento		(11.579.123)	(25.022.685)
(DISMINUCIÓN) AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO		(7.961.833)	5.314.706
EFECTO DE DEVALUACIÓN EN EL EFECTIVO Y EQUIVALENTES DE EFECTIVO	7	1.574.261	3.418.780
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO	7	22.499.405	13.765.919
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO		16.111.833	22.499.405

Ver notas a los estados financieros consolidados

(En miles de bolívares)

1. ORGANIZACIÓN Y POLÍTICAS CONTABLES SIGNIFICATIVAS

Organización – La sociedad dominante Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es una sociedad constituida en la República Bolivariana de Venezuela de conformidad con el Código de Comercio Venezolano y la Ley de Mercado de Capitales, siendo su objeto social producir y comercializar papel en todas sus formas.

Adopción de las Normas Internacionales de Información Financiera (NIIF) – Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones Nº 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

Los estados financieros consolidados adjuntos han sido preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF) que incluye las Normas Internacionales de Información Financiera (NIIF), Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (IFRIC), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB) que son efectivas para los ejercicios que comenzaron el 01 de enero de 2005.

Esta normativa supone, con respecto a la que se encontraba en vigor al tiempo de formularse los estados financieros consolidados de la Compañía del año 2004, entre otras cosas, lo siguiente:

- importantes cambios en las políticas contables, criterios de valoración y forma de presentación de los estados financieros que forman parte de los estados financieros consolidados anuales, y
- un incremento significativo en la información facilitada en la memoria de los estados financieros anuales consolidados.

En la Nota 22 se muestra la conciliación exigida por la NIIF 1 entre los estados financieros consolidados del año terminado el 31 de diciembre de 2004 y que, por tanto, figuran en los estados financieros consolidados de la Compañía correspondientes a ese ejercicio, y los estados financieros consolidados determinados de acuerdo con la nueva normativa.

Se consideró como fecha de transición el 01 de enero de 2004, para efectos de la preparación del primer juego de los estados financieros al 31 de diciembre de 2005 bajo NIIF. Conforme con lo exigido en la NIIF 1, la información contenida en los estados financieros consolidados y notas explicativas referidas al año 2004 se presenta, a efectos comparativos, con la información similar relativa al año 2005.

A la fecha de emisión de estos estados financieros consolidados, las siguientes normas e interpretaciones fueron emitidas pero serán efectivas a partir del 1 de enero de 2006:

- NIIF 7 – Instrumentos financieros - información a revelar.
- IFRIC 4 – Determinación de si un contrato contiene un arrendamiento.
- Revisión de la NIC 1 – Presentación de los estados financieros - información a revelar sobre el capital.
- Revisión de la NIC 39 – Instrumentos financieros - reconocimiento y valoración.

La gerencia de la Compañía está en proceso de evaluar los impactos de las normas anteriores sobre los estados financieros consolidados adjuntos.

Aprobación de los estados financieros consolidados – Los estados financieros consolidados correspondientes al año terminado el 31 de diciembre de 2004, preparados de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores, fueron aprobados por la Asamblea de Accionistas el 17 de marzo de 2005. Los estados financieros consolidados correspondientes al año terminado el 31 de diciembre de 2005, se encuentran pendientes de aprobación. No obstante, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. entiende que los mismos serán aprobados sin cambios significativos.

Políticas contables significativas – Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Responsabilidad de la información y estimaciones realizadas*** – La información contenida en estos estados financieros consolidados es responsabilidad de la Junta Directiva y Gerencia de la Compañía. Para la elaboración de los mismos, se han utilizado ciertas estimaciones realizadas para cuantificar algunos de los activos, pasivos, ingresos, gastos y compromisos que figuran registrados en ellos. Básicamente, estas estimaciones se refieren a:

   - Las pérdidas por deterioro de determinados activos (Notas 3, 4, 5 y 6),
   - La vida útil de las propiedades, planta y equipo (Notas 2),
   - La valoración del fondo de comercio (Nota 3),
   - Los valores razonables de los activos y pasivos financieros (Notas 5, 10 y 12),
   - Acumulaciones estimadas por pagar (Nota 12),
   - Probabilidad de las contingencias (Notas 11 y 21),
   - Control de cambio y su impacto sobre los activos, pasivos, obligaciones en moneda extranjera y dividendos a los accionistas (Nota 20),
   - Control de precios sobre ciertos productos comercializados por la Compañía (Nota 19).

   A pesar de que estas estimaciones se realizaron en función de la mejor información disponible al 31 de diciembre de 2005 sobre los hechos analizados, es posible que acontecimientos que puedan tener lugar en el futuro obliguen a modificarlas en próximos ejercicios; lo que se haría, conforme a lo establecido en la NIC 8, de forma prospectiva reconociendo los efectos del cambio de estimación en las correspondientes cuentas de resultados consolidadas.

b. ***Consolidación*** – Los estados financieros consolidados adjuntos incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago), Valores y Acciones 1003, C.A. y sus Filiales: Inmuebles 310350, C.A. y Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciliadas en Venezuela), y Transporte Alpes, C.A. (domiciliada en Venezuela). Las compañías Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica) y Simco Recycling, Inc. (domiciliada en Estados Unidos de Norteamérica), ambas poseídas en un

50%, fueron consideradas negocios conjuntos de acuerdo con la NIC 31, y se registraron a través del método de participación.

Todas las transacciones significativas entre compañías han sido eliminadas en la consolidación.

c. ***Efectos de la inflación*** – La moneda funcional de la Compañía es el bolívar. Una vez revisada la NIC 29 "Información Financiera en Economías Hiperinflacionarias" y otras literaturas consultadas, y hechos los análisis de la inflación acumulada a la fecha de la transición y periodos posteriores, la Compañía determinó que la economía venezolana dejó de ser hiperinflacionaria a partir del 01 de enero de 2002.

Producto de lo anterior, algunos montos de activos y pasivos no monetarios, al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

d. ***Traducción de los estados financieros de la filial y negocios conjuntos en el exterior*** – La Compañía determinó la moneda funcional de las filiales del exterior, de acuerdo con la NIC 21"Efecto de las Variaciones en los Tipos de Cambios de la Moneda Extranjera". En consecuencia, para su incorporación en la información financiera adjunta, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general a la tasa de cambio corriente, y para las cuentás de resultados el promedio de tasas de cambio del año correspondiente.

Los efectos de incluir los estados financieros de las filiales traducidos a bolívares mediante esta metodología, se muestran en el patrimonio como Resultado acumulado por traducción de filial y negocios conjuntos.

e. ***Participación en asociadas*** – Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa; sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Excepcionalmente, las siguientes entidades, de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo:

Entidad	% de derechos a voto	Razón por la que no se considera Asociada
Agroindustrial Mandioca, C.A.	20	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Corporación Forestal Orinoco, C.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Fibras Secundarias, S.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Central Cariaco	25,62	La Compañía no posee influencia significativa sobre las operaciones de la asociada.

La Compañía ha creado una provisión por deterioro igual al valor en libros de la inversión. La Compañía no tiene obligación alguna de respaldar financieramente tales entidades.

Participación en negocios conjuntos – Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación.

f. ***Propiedades, planta y equipo*** – Las propiedades, planta y equipo se presentan al costo atribuido menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía y estudios técnicos avalados por peritos independientes.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

	Años
Edificios	10-30
Maquinarias y equipos	7-20
Vehículos	3-6
Muebles, enseres y otros	3-5

La gerencia de la Compañía considera que el valor contable de los activos no supera el valor recuperable de los mismos.

Los costos por intereses directamente imputables a la adquisición, construcción o producción de activos calificados, que necesariamente precisan de un período de tiempo sustancial para estar preparados para su uso o venta previstos, se añaden al costo de dichos activos, hasta el momento en que los activos estén sustancialmente preparados para su uso. Los ingresos procedentes de inversiones obtenidos en la inversión temporal de préstamos específicos que aún no se han invertido en tales activos, se deducen de los costos por intereses aptos para la capitalización.

g. ***Activos a largo plazo*** – La Compañía revisa los importes en libros de sus activos tangibles e intangibles para determinar si existen indicios de que dichos activos hayan sufrido una pérdida por deterioro de valor. Si existe cualquier indicio, el importe recuperable del activo se calcula con el objeto de determinar el alcance de la pérdida por deterioro de valor (si la hubiera). En caso de que el activo no genere flujos de efectivo por sí mismo que sean independientes de otros activos, la Compañía calcula el importe recuperable de la unidad generadora de efectivo a la que pertenece el activo.

El valor recuperable es el mayor valor entre el valor razonable menos el costo de venderlo y el valor de uso. El valor de uso se determina con base en los futuros flujos de efectivo estimados descontados a su valor actual, utilizando una tasa de descuento antes de impuestos, que refleja las valoraciones actuales del mercado con respecto al valor temporal del dinero y los riesgos específicos del activo.

Si se estima que el importe recuperable de un activo (o una unidad generadora de efectivo) es inferior a su importe en libros, el importe en libros del activo (unidad generadora de efectivo) se reduce a su importe recuperable. Inmediatamente se reconoce una pérdida por deterioro de valor como gasto.

Una pérdida por deterioro de valor se puede revertir posteriormente y registrarse como ingresos en los resultados del período, hasta el monto en que el importe en libros incrementado no supere el importe en libros que se habría determinado de no haberse reconocido ninguna pérdida por deterioro de valor para el activo (unidad generadora de efectivo) en años anteriores.

h. *Arrendamientos operativos* – Las operaciones de arrendamiento operativo se caracterizan porque la propiedad del bien arrendado y sustancialmente todos los riesgos y ventajas que recaen sobre el bien permanecen en el arrendador.

La Compañía tiene pactados contratos de arrendamiento en donde actúa como arrendador. Los bienes arrendados se presentan en el rubro de propiedades planta y equipo. Estos activos se amortizan de acuerdo con las políticas adoptadas para activos similares de uso propio, y los ingresos procedentes de los contratos de arrendamiento se reconocen con base en lo establecido en los contratos, los cuales se aproximan al método lineal establecido en la NIC 17.

i. *Inventarios* – Las existencias se valoran al costo de adquisición o producción, o valor neto realizable, el menor. El costo incluye los costos de materiales directos y, en su caso, los costos de mano de obra directa y los gastos generales de fabricación, incluyendo también los incurridos al trasladar las existencias a su ubicación y condiciones actuales. En periodos con un nivel bajo de producción o en los que exista capacidad ociosa, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción no se incrementa como consecuencia de esta circunstancia. En periodos de producción anormalmente altos, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción se reducirá, de manera que no se valoren las existencias por encima del costo real.

Los descuentos comerciales, las rebajas obtenidas y otras partidas similares se deducen en la determinación del precio de adquisición.

El costo se calcula utilizando el método promedio. El valor neto realizable representa la estimación del precio de venta menos todos los costos estimados de terminación y los costos que serán incurridos en los procesos de comercialización, venta y distribución.

j. *Activos financieros* – Los activos financieros se reconocen en el balance general consolidado de la Compañía cuando se lleva a cabo su adquisición, siguiendo lo establecido en la NIC 39 "Instrumentos financieros". Los activos financieros se registran inicialmente a su valor razonable, incluyendo en general, los costos de la operación.

Los activos financieros mantenidos por la Compañía se clasifican como:

- Préstamos y cuentas por cobrar generados por la propia empresa: activos financieros originados por las compañías a cambio de suministrar efectivo, bienes o servicios directamente a un deudor.

- Activos financieros disponibles para la venta: incluyen los valores adquiridos que no se mantienen con propósito de negociarlos, o como inversión a vencimiento. Están valorados a su valor razonable y los cambios se reconocen en resultados en los términos señalados en la NIC 39.

Los activos financieros disponibles para la venta se valoran a su "valor razonable" en las fechas de valoración posterior. Los beneficios y las pérdidas procedentes de las variaciones en el valor razonable se reconocen directamente en el patrimonio hasta que el activo se enajene o se determine que ha sufrido un deterioro de valor, momento en el cual los beneficios o las pérdidas acumuladas reconocidos previamente en el patrimonio se incluyen en los resultados del período.

Se entiende por valor razonable de un instrumento financiero en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes informadas en la materia, y en condiciones de independencia mutua, que actúen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado organizado, transparente y profundo ("precio de cotización" o "precio de mercado"). Si este precio de mercado no puede ser estimado de manera objetiva y fiable para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos o al valor actual descontado de todos los flujos de caja futuros (cobros o pagos), aplicando un tipo de interés de mercado para instrumentos financieros similares (mismo plazo, moneda, tipo de tasa de interés y misma calificación de riesgo equivalente).

Las inversiones a vencimiento y los préstamos y cuentas por cobrar que mantiene la Compañía se valoran a su "costo amortizado" reconociendo en las cuentas de resultados los intereses devengados en función de su tasa de interés efectiva (TIR). Por costo amortizado se entiende el costo inicial menos los cobros del principal más o menos la amortización acumulada de la diferencia entre los importes inicial y al vencimiento, teniendo en cuenta potenciales reducciones por deterioro o impago.

La tasa de interés efectiva es la tasa de actualización que iguala exactamente el valor de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tasa de interés fija, la tasa de interés efectiva coincide con la tasa de interés contractual establecida en el momento de su adquisición más, en su caso, las comisiones que, por su naturaleza, sean asimilables a una tasa de interés. En los instrumentos financieros a tasas de interés variable, la tasa de interés efectiva coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

k. ***Efectivo y equivalentes de efectivo*** – El efectivo y equivalentes de efectivo incluyen el efectivo en bancos y las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

l. ***Clasificación de activos financieros entre corriente y no corriente*** – En los balances generales consolidados adjuntos, los activos financieros se clasifican en función de sus vencimientos, es decir, como corrientes aquellos con vencimiento igual o inferior a doce meses, y como no corrientes los de vencimiento superior a dicho período.

m. ***Préstamos bancarios y obligaciones y papeles comerciales*** – Los préstamos y obligaciones y papeles comerciales se registran al costo amortizado. Los gastos financieros, incluidas las primas pagaderas en la liquidación o el reembolso y los costos directos de emisión, se contabilizan en las cuentas de resultados utilizando el método del interés efectivo y se añaden al importe en libros del instrumento en la medida en que no se liquidan en el período en que se originan.

n. ***Clasificación de deudas entre corriente y no corriente*** – En los balances generales consolidados adjuntos, las deudas se clasifican en función de sus vencimientos, es decir, como deudas corrientes aquellas con vencimiento igual o inferior a doce meses, y como deudas no corrientes las de vencimiento superior a dicho período.

o. ***Apartado para prestaciones por antigüedad*** – El apartado para prestaciones por antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo. Las prestaciones por antigüedad se calculan y se registran de acuerdo con la legislación laboral en Venezuela y el contrato colectivo vigente.

De acuerdo con la Ley Orgánica del Trabajo vigente, el trabajador tiene derecho a una prestación equivalente a 5 días de salario por mes hasta un total de 60 días por año de servicio. Estas se consideran devengadas a partir de 3 meses de servicio ininterrumpido. A partir del segundo año de servicio, el trabajador tiene derecho a 2 días de salario adicionales por año de servicio (o fracción de año mayor a 6 meses), acumulativos hasta un máximo de 30 días de salario. Las prestaciones por antigüedad deben ser liquidadas y depositadas mensualmente en un fideicomiso individual, un fondo de prestaciones o en la contabilidad del empleador, según lo manifieste por escrito cada trabajador. Cuando las prestaciones son mantenidas en la contabilidad del empleador, éste está obligado a cancelar intereses sobre los montos adeudados, los cuales son establecidos mensualmente por el Banco Central de Venezuela. Durante los años 2005 y 2004, la tasa promedio anual de interés fue de 13,62 % y 14,97 %, respectivamente.

En caso de despido injustificado o retiro involuntario, el empleado tiene derecho a una indemnización adicional de un mes de salario por cada año de servicio hasta un máximo de 150 días del salario actual. En caso de retiro involuntario, la Ley contempla una liquidación adicional de hasta 90 días del salario actual, basados en la duración de la relación laboral.

p. ***Provisiones*** – Al tiempo de formular los estados financieros consolidados, la gerencia diferencia entre:

- *Provisiones* – saldos acreedores que cubren obligaciones presentes a la fecha del balance general consolidado, surgidas como consecuencia de sucesos pasados de los que pueden derivarse perjuicios patrimoniales para la Compañía; concretos en cuanto a su naturaleza pero indeterminados en cuanto a su importe y/ o momento de cancelación,

- *Pasivos contingentes* – obligaciones posibles surgidas como consecuencia de sucesos pasados, cuya materialización está condicionada a que ocurra, o no, uno o más eventos futuros independientes de la voluntad de la entidad.

Los estados financieros consolidados de la Compañía recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario. Los pasivos contingentes no se reconocen en los estados financieros consolidados, sino que se informa sobre los mismos, conforme a los requerimientos de la NIC 37. (Véase Notas 11 y 21)

Las provisiones se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir.

q. ***Procedimientos judiciales y/ o reclamaciones en curso*** – Al cierre del año 2005 se encontraban en curso distintos procedimientos judiciales y reclamaciones en contra de la Compañía con origen en el desarrollo habitual de sus actividades. Tanto los asesores legales como la gerencia de la Compañía entienden que la conclusión de estos procedimientos y reclamaciones no producirá un efecto significativo en los estados financieros consolidados actuales y futuros.

r. ***Reconocimientos de ingresos*** – Los ingresos provenientes de la venta de productos terminados y otros productos, se registran sobre una base acumulada al ser despachados y haberse traspasado el derecho de propiedad sobre tales activos. Las ventas están reportadas netas de devoluciones estimadas, promociones otorgadas, descuentos por pronto pago, y cualquier otro descuento otorgado. Los ingresos provenientes de los contratos de arrendamiento operativo se reconocen mensualmente con base en lo establecido en los contratos. Los ingresos por intereses son acumulados sobre una base periódica tomando como referencia el saldo pendiente de capital y la tasa efectiva de interés aplicable. Los ingresos por dividendos de inversiones son reconocidos cuando han sido establecidos los derechos de los accionistas a recibir el pago correspondiente.

s. ***Gastos de publicidad*** – Los costos de publicidad son registrados en los resultados, en la fecha que se incurren.

t. ***Reconocimientos de gastos*** – Los gastos se reconocen en los resultados cuando tiene lugar una disminución en los beneficios económicos futuros relacionados con una reducción de un activo, o un incremento de un pasivo, que se puede medir de forma fiable. Esto implica que el registro de un gasto tiene lugar en forma simultánea al registro del incremento del pasivo o la reducción del activo.

Se reconoce un gasto de forma inmediata cuando un desembolso no genera beneficios económicos futuros o cuando no cumple los requisitos necesarios para su registro como activo.

u. ***Compensaciones de saldos*** – Sólo se compensan entre sí y, consecuentemente, se presentan en el balance general consolidado por su importe neto - los saldos deudores y acreedores con origen en transacciones que, contractualmente o por imperativo de una norma legal, contemplan la posibilidad de compensación y se tiene la intención de liquidarlos por su importe neto o de realizar el activo y proceder al pago del pasivo de forma simultánea.

v. ***Impuesto sobre la renta*** – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido.

El impuesto sobre la renta corriente se determina aplicando la tasa de impuesto establecida en la legislación fiscal vigente a la renta neta fiscal del año.

Los impuestos diferidos activos y pasivos son determinados con base en el método del balance general, utilizando la tasa de impuesto establecida por la legislación fiscal vigente, a la fecha del balance general.

Los activos y pasivos por impuestos diferidos incluyen las diferencias temporarias que se identifican como aquellos importes que se prevén pagar o recuperar por las diferencias entre los importes en libros de los activos y pasivos y su valor fiscal, así como por los créditos fiscales, rebajas y pérdidas fiscales no aprovechadas.

Por su parte, los activos por impuestos diferidos, identificados como diferencias temporarias, sólo se reconocen en el caso de que se considere probable que la Compañía va a tener en el futuro suficientes ganancias fiscales para poder hacerlos efectivos y no procedan del reconocimiento inicial (salvo en una combinación de negocios) de otros activos y pasivos en una operación que no afecta ni al resultado fiscal ni al resultado contable.

Anualmente, se revisan los impuestos diferidos registrados (tanto activos como pasivos) con objeto de comprobar que se mantienen vigentes, efectuándose las oportunas correcciones a los mismos de acuerdo con los resultados de los análisis realizados.

w. ***Utilidad neta por acción básica y diluida*** – La utilidad neta por acción básica ha sido calculada dividiendo el resultado neto del año entre el promedio ponderado de acciones emitidas y en circulación para cada año. La utilidad neta por acción básica y diluida es la misma para todos los períodos presentados, ya que la Compañía no tiene instrumentos potencialmente dilutivos.

x. ***Pasivo financiero y patrimonio*** – Los pasivos financieros y los instrumentos de patrimonio se clasifican conforme al contenido de los acuerdos contractuales pactados y teniendo en cuenta la sustancia económica. Un instrumento de patrimonio es un contrato que representa una participación residual en el patrimonio de la Compañía una vez deducidos todos sus pasivos. Los principales pasivos financieros mantenidos por la Compañía se clasifican como:

- Pasivos financieros a vencimiento, se valoran de acuerdo con su costo amortizado, empleando para ello el tipo de interés efectivo.

- Pasivos financieros a valor razonable con cambios en el patrimonio neto, fundamentalmente pasivos negociables asociados con activos financieros disponibles para la venta.

y. ***Transacciones en moneda extranjera*** – La moneda funcional de la Compañía es el bolívar. Consecuentemente, las operaciones en otras divisas distintas al bolívar se consideran denominadas en "moneda extranjera" y son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del año son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha y las diferencias en cambio resultantes se llevan a resultados.

2. PROPIEDADES, PLANTA Y EQUIPO

Para los años terminados el 31 de diciembre de 2005 y 2004, el movimiento de las propiedades, planta y equipo se compone de (en miles de bolívares):

	Terrenos y edificios	Maquinarias y equipos	Mobiliario, vehículos y equipo	Construcciones en proceso	Total
COSTO:					
Al 31 de diciembre de 2003	90.119.622	358.507.147	6.765.472	-	455.392.241
Adiciones	17.749	1.577.993	879.830	10.349.914	12.825.486
Retiros	-	(3.861)	(6.050)	-	(9.911)
Efecto por traducción de filial del exterior	218.567	834.010	19.385	-	1.071.962
Al 31 de diciembre de 2004	90.355.938	360.915.289	7.658.637	10.349.914	469.279.778
Adiciones	41.330	2.943.164	1.676.524	4.793.301	9.454.319
Traspasos	-	13.749.783	-	(13.749.783)	-
Efecto por traducción de filial del exterior	156.895	599.444	13.934	489.070	1.259.343
Al 31 de diciembre de 2005	90.554.163	378.207.680	9.349.095	1.882.502	479.993.440
DEPRECIACIÓN ACUMULADA:					
Al 31 de diciembre de 2003	(189.387)	(2.139.567)	(20.915)	-	(2.349.869)
Adiciones	(3.851.609)	(16.710.512)	(1.022.374)	-	(21.584.495)
Retiros	-	-	9.835	-	9.835
Efecto por traducción de filial del exterior	(38.489)	(445.134)	4.735	-	(478.888)
Al 31 de diciembre de 2004	(4.079.485)	(19.295.213)	(1.028.719)	-	(24.403.417)
Adiciones	(3.853.511)	(17.436.828)	(1.008.735)	-	(22.299.074)
Efecto por traducción de filial del exterior	(33.460)	(355.192)	(1.895)	-	(390.547)
Al 31 de diciembre de 2005	(7.966.456)	(37.087.233)	(2.039.349)	-	(47.093.038)
Total al 31 de diciembre de 2005	82.587.707	341.120.447	7.309.746	1.882.502	432.900.402
Total al 31 de diciembre de 2004	86.276.453	341.620.076	6.629.918	10.349.914	444.876.361

La Compañía ha dado en garantía ciertos activos fijos (Véase la Nota 21).

La Compañía tiene formalizadas pólizas de seguros para cubrir los posibles riesgos a que están sujetos los diversos elementos de sus propiedades, planta y equipo, así como las posibles reclamaciones que se le puedan presentar por el ejercicio de su actividad, entendiendo que dichas pólizas cubren de manera suficiente los riesgos a los que están sometidos.

El importe de los propiedades, planta y equipos temporalmente fuera de uso al 31 de diciembre de 2005, ascienden a Bs. 9.500 millones y Bs. 10.745 millones, respectivamente (Véase Nota 16).

Al 31 de diciembre de 2005 y 2004, los activos dados en arrendamientos ascienden a Bs. 9.928 millones y Bs. 10.410 millones, respectivamente (Véase Nota 16).

Al 31 de diciembre de 2005 la Compañía mantiene activos por Bs. 7.359 millones, correspondientes a propiedades, planta y equipo propiedad de la filial radicada en el exterior.

Al 31 de diciembre de 2005, la Compañía había formalizado compromisos contractuales para la adquisición de propiedades, planta y equipo por valor de Bs. 1.078 millones.

3. PARTICIPACIONES EN ASOCIADAS Y NEGOCIOS CONJUNTOS

Al 31 de diciembre, las participaciones en empresas asociadas y negocios conjuntos se componen de lo siguiente (en miles de bolívares):

	2005	2004
Participaciones en empresas asociadas	-	-
Participaciones en negocios conjuntos	1.040.295	1.847.041
	1.040.295	1.847.041

Participaciones en empresas asociadas

Al 31 de diciembre, las participaciones en empresas asociadas se componen de lo siguiente (en miles de bolívares):

	%	2005	2004
Agroindustrial Mandioca, C.A.	20	2.577.243	2.577.243
Corporación Forestal Orinoco, C.A.	33	769.112	769.112
Central Cariaco	25,62	88.371	88.371
Fibras Secundarias, S.A.	33	80.619	80.619
		3.515.345	3.515.345
Menos – pérdidas por deterioro		(3.515.345)	(3.515.345)
		-	-

A la fecha de este informe, la Compañía no cuenta con información financiera actualizada de estas compañías.

Participaciones en negocios conjuntos

Al 31 de diciembre, las participaciones en negocios conjuntos se componen de lo siguiente (en miles de bolívares):

	%	2005	2004
Simco Recycling Inc.	50	(2.432.726)	(1.110.720)
Manpa Centroamérica, C.A.	50	3.473.021	2.957.761
		1.040.295	1.847.041

Al 31 de diciembre de 2005 y 2004, la participación en las utilidades no distribuidas de inversiones registradas por el método de participación, incluidas en las utilidades no distribuidas consolidadas de la Compañía, asciende a Bs. (919,6) millones y Bs. (369,3) millones, respectivamente.

Los estados financieros combinados condensados más recientes, se resumen a continuación (en millones de bolívares):

	2005	2004
Activo circulante	12.414	10.533
Total activo	17.533	16.488
Pasivo circulante	14.568	11.619
Patrimonio	2.096	3.939
Total pasivo y patrimonio	17.533	16.488
Ventas netas	29.986	24.553
Pérdida en operaciones	(1.413)	(101)
Pérdida neta	(2.141)	(1.690)

Las compañías indicadas arriba no están incursas en reclamaciones, juicios o acciones extrajudiciales que puedan significar la existencia de pasivos contingentes.

4. INVENTARIOS

Al 31 de diciembre, los inventarios se componen de lo siguiente (en miles de bolívares):

	2005	2004
Productos terminados	20.656.984	8.688.241
Productos en proceso	366.120	73.411
Materias primas	18.567.845	17.322.102
Repuestos	6.998.642	5.661.140
Inventario en tránsito	12.584.822	3.081.668
	59.174.413	34.826.562
Menos – provisión para obsolescencia	(1.663.283)	(2.055.479)
	57.511.130	32.771.083

La gerencia estima que los inventarios serán realizados o utilizados a corto plazo, sin embargo, una parte de los inventarios de repuestos podrían ser utilizados en más de un ejercicio.

Los compromisos de compra de materias primas (pulpa de papel y desperdicios) para el año 2006 ascienden a Bs. 9.942 millones.

Para los años terminados el 31 de diciembre, el movimiento de la provisión para obsolescencia se componen de (en miles de bolívares):

	2005	2004
Saldo inicial	(2.055.479)	(1.080.000)
Provisión	-	(975.479)
Reverso	392.196	-
Saldo final	(1.663.283)	(2.055.479)

El reverso de la provisión está fundamentado en nuevos estimados con respecto a la obsolescencia de los inventarios aprovisionados.

5. EFECTOS Y CUENTAS POR COBRAR

Al 31 de diciembre, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

	2005	2004
Comerciales	56.958.238	62.507.057
Compañías relacionadas (Nota 17)	12.413.496	10.946.691
Empleados	429.642	482.280
Deudores diversos	872.084	599.333
Impuesto sobre la renta pagado por anticipado	2.400.339	-
IVA – pagado en exceso (Nota 11)	14.904.864	4.277.288
Crédito fiscal IVA – Neto por compensar (Nota 11)	1.492.571	-
Depósitos dados en garantía	7.523.954	2.533.503
	96.995.188	81.346.152
Menos – provisión para cuentas de cobro dudoso	(1.657.917)	(1.949.040)
	95.337.271	79.397.112

El período promedio de crédito otorgado a los clientes nacionales oscila entre 7 y 60 días, y para clientes de exportación entre 60 y 180 días.

La Compañía mantiene una provisión para cuentas de cobro dudoso al nivel que la gerencia considera adecuado de acuerdo con el riesgo potencial de cuentas incobrables. La antigüedad de las cuentas por cobrar y la situación de los clientes son constantemente monitoreadas para asegurar lo adecuado de la provisión en los estados financieros consolidados.

Para los años terminados el 31 de diciembre, el movimiento de la provisión para cuentas de cobro dudoso se compone de (en miles de bolívares):

	2005	2004
Saldo inicial	(1.949.040)	(2.999.993)
Provisión	(772.485)	(1.207.193)
Castigos	1.063.608	2.258.146
Saldo final	(1.657.917)	(1.949.040)

La gerencia de la Compañía considera que el importe en libros de las cuentas de deudores comerciales y otras cuentas a cobrar se aproxima a su valor razonable.

Los compromisos de ventas para el año 2006 ascienden a Bs. 26.888 millones.

6. INVERSIONES DISPONIBLES PARA LA VENTA

Al 31 de diciembre, las inversiones disponibles para la venta a corto plazo comprenden lo siguiente (en miles de bolívares):

	2005	2004
Inversiones y acciones disponibles para la venta	902.184	899.770
Bonos disponibles para la venta	7.914.592	-
	8.816.776	899.770

Inversiones y acciones disponibles para la venta

Al 31 de diciembre, las inversiones y acciones disponibles para la venta, comprende lo siguiente (en miles de bolívares):

	2005	2004
Portafolio de inversión	759.578	677.749
Acciones en:		
Central Portuguesa, S.A.	354.516	354.516
Corporación Industrial de Energía, C.A. S.A.C.A.	142.606	222.021
Corporación Forestal Venezuela, C.A.	47.817	47.817
	1.304.517	1.302.103
Menos – pérdidas por deterioro	(402.333)	(402.333)
	902.184	899.770

Al 31 de diciembre de 2005, la Compañía mantiene Bs. 77.5 millones de ganancias no realizadas de inversiones y acciones disponibles para la venta, las cuales se presentan netas en la cuenta de "Resultado no realizado en inversiones" en el patrimonio.

Bonos disponibles para la venta

Al 31 de diciembre de 2005, las inversiones disponibles para la venta comprenden lo siguiente (en miles de bolívares):

	Costo de adquisición	Resultado no realizado	Valor razonable
Bono 2016 en US dólares, emitido por la República Bolivariana de Venezuela, con vencimiento el 26/02/2016, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 5,75%	4.495.650	(476.539)	4.019.111
Bono 2020 en US dólares, emitido por la República Bolivariana de Venezuela, con vencimiento el 09/12/2020, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 6,00%	4.495.650	(600.169)	3.895.481
	8.991.300	(1.076.708)	7.914.592

Al 31 de diciembre de 2005, la Compañía mantiene Bs. 1.076 millones de pérdidas no realizadas de inversiones disponibles para la venta, las cuales se presentan netas en la cuenta de "Resultado no realizado en inversiones" en el patrimonio. Estas pérdidas no realizadas no representan un deterioro permanente del valor de mercado de los bonos.

Bonos por aproximadamente US$ 2.024 (Bs. 4.351 millones) se encuentran garantizando préstamos recibidos de una institución financiera. (Véase Nota 10)

Resultado no realizado en inversiones

	2005	2004
Inversiones y acciones disponibles para la venta	77.520	156.935
Bonos disponibles para la venta	(1.076.708)	-
	(999.188)	156.935

7. EFECTIVO Y EQUIVALENTES DE EFECTIVO

Al 31 de diciembre, el efectivo y equivalentes de efectivo, se componen de lo siguiente (en miles de bolívares):

	2005	2004
Efectivo en caja y bancos	2.808.221	8.347.453
Colocaciones bancarias	13.303.612	14.151.952
	16.111.833	22.499.405

8. PATRIMONIO

Capital social

El capital social de la Compañía comprende Bs. 22.940.094.240 de capital social compuesto por 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas, registrado ante las autoridades competentes y Bs. 46.692.596.000 de actualización de capital, en moneda constante al 31 de diciembre de 2001, de acuerdo con lo indicado en la nota 1c.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 34.816.345.000 (en moneda constante al 31 de diciembre de 2001) con cargo a la cuenta saldo neto actualizado para futuros aumentos de capital, la cual resultó del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor nominal de Bs. 10 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendos a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas aprobó la reclasificación de la partida patrimonial "Saldo neto actualizado para futuros aumentos de capital" a "Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según Oficio N° CNV-OP-033 del 04 de febrero de 2002.

Reserva legal

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

De acuerdo con los requerimientos establecidos en el oficio N° CNV-DCOP-165 de fecha 12 de noviembre de 2001, Al 31 de diciembre de 2005 y 2004 la reserva legal pertenece en su totalidad a Manufacturas de Papel, C.A. (MANPA) S.A.C.A..

Resultado acumulado por traducción de filial y negocios conjuntos en el exterior

Al 31 de diciembre, el resultado acumulado por traducción de la filial y negocios conjuntos en el exterior están conformados por lo siguiente (en miles de bolívares):

	2005	2004
Filial:		
Vencaribbean Paper Products, Ltd.	(347.673)	(322.884)
Negocios Conjuntos:		
Manpa Centroamérica, C.A.	829.702	472.575
Simco Recycling Inc.	(275.721)	(121.467)
	206.308	28.224





Dividendos en efectivo

Con fecha 17 de marzo de 2005, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 10,00 por acción, para un total de Bs. 22.940.094.240. Igualmente con fecha 07 de octubre de 2005, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 10,00 por acción, para un total de Bs. 22.940.094.240.

Con fecha 26 de marzo de 2004, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 6,00 por acción, para un total de Bs. 13.764.056.544. Igualmente con fecha 01 de octubre de 2004, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Utilidades retenidas

De acuerdo con la reforma parcial a las normas para la elaboración de los estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores, de fecha 25 de marzo de 1997, la Compañía debe revelar las ganancias retenidas y resultado del ejercicio de la entidad matriz y las utilidades retenidas de sus filiales. Al 31 de diciembre de 2005 y 2004, el déficit acumulado de las filiales incluidas en las utilidades retenidas asciende Bs. 7.207 millones y Bs. 7.320 millones, respectivamente. La utilidad neta y las utilidades retenidas de la compañía matriz Manufacturas de Papel, C.A. (MANPA), S.A.C.A., ascienden a Bs. 35.531 millones y Bs. 208.122 millones, respectivamente, al 31 de diciembre de 2005; y Bs. 62.775 millones y Bs. 218.471 millones, respectivamente, al 31 de diciembre de 2004, respectivamente.

De acuerdo con los requerimientos establecidos en el oficio N° CNV-DCOP-165 de fecha 12 de noviembre de 2001, al 31 de diciembre de 2005 y 2004 la utilidad neta incluye Bs. 7.683 millones y Bs. 19.057 millones de gasto de impuesto sobre la renta de la compañía matriz Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

American Depositary Receipt (ADR)

El 29 de enero de 1996, la U.S. Securities Exchange Commission autorizó el programa de American Depositary Receipt (ADR), Nivel 1, para MANPA. Los ADR son negociados en el mercado "Over-the-counter" bajo el símbolo "MUPAY", y cada ADR representa 25 acciones ordinarias de Manufacturas de Papel, C.A. MANPA, S.A.C.A.. El Citibank, N.A. actúa como banco depositario, mientras que el Banco Venezolano de Crédito actúa como custodio local. Al 31 de diciembre de 2005, el número de ADR en circulación es de 31.959.483.

9. CONTROL SOBRE INVERSIONES EXTRANJERAS (SIEX)

La Compañía es poseída en un 70,53% por inversionistas extranjeros.

El régimen legal vigente sobre inversiones extranjeras contempla, entre otras cosas, lo siguiente:

a. Los inversionistas extranjeros tienen iguales derechos y obligaciones que los inversionistas nacionales.

b. Las utilidades correspondientes a inversionistas extranjeros podrán ser remitidas al exterior sin limitaciones (Véase Nota 20).

c. Los contratos de importación de tecnología y del uso y explotación de patentes y marcas deben ser registrados ante la SIEX dentro del plazo de sesenta (60) días continuos siguientes a su celebración.

10. EMISIÓN DE PAPELES COMERCIALES Y PRÉSTAMOS A CORTO PLAZO

Al 31 de diciembre, los papeles comerciales y préstamos a corto plazo están conformados por lo siguiente (en miles de bolívares):

	2005	2004
Emisión de papeles comerciales	2.946.531	2.890.210
Préstamos a corto plazo	47.019.985	13.459.268
Documentos por pagar	-	2.486.040
	49.966.516	18.835.518

Emisión de obligaciones y papeles comerciales

Al 31 de diciembre, la emisión de papeles comerciales, en función de la moneda en la que están emitidos y su tasa de interés, es como sigue (en miles de bolívares):

	2005	2004	Importe vivo de la emisión	Tasa de interés anual (%)
Bolívares:				
Interés fijo	2.946.531	2.890.210	3.000.000	11,5%

Para los años terminados el 31 de diciembre, el movimiento de la emisión de obligaciones y papeles comerciales se compone de (en miles de bolívares):

	2005	2004
Saldo inicial	2.890.210	2.746.674
Emisiones	8.808.700	11.937.900
Amortizaciones	(8.746.600)	(11.803.500)
Intereses neto	(5.779)	9.136
Saldo final	2.946.531	2.890.210

Los papeles comerciales emitidos en circulación tienen como fecha de vencimiento el 16 de febrero de 2006.

Durante los años terminados el 31 de diciembre de 2005 y 2004, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 332 millones y Bs. 346 millones, respectivamente.

Préstamos a corto plazo

Al 31 de diciembre, los préstamos a corto plazo están representados por (en miles de bolívares):

	2005	2004
Préstamos recibidos de bancos locales, en bolívares, a tasas de interés variable, con amortizaciones mensuales y vencimientos a 30 días renovables.	47.019.985	13.459.268

Al 31 de diciembre de 2005, la Compañía mantiene líneas de crédito con diferentes instituciones financieras por Bs. 85.200.000, y tiene disponibles Bs. 17.458.861, neto de cartas de crédito vigentes (véase nota 21), los cuales pueden cubrir cualquier compromiso a futuro de la Compañía.

Las tasas de interés promedio derivadas de los préstamos indicados arriba oscilaron entre 10,5% y 15% para el año 2005 y 12,46% y 15,17% para el año 2004.

11. PROVISIÓN PARA IMPUESTOS

Grupo Fiscal Consolidado

De acuerdo con la legislación fiscal vigente, las Compañías integrantes del grupo consolidado presentan individualmente sus declaraciones de impuestos.

Ejercicios sujetos a inspección fiscal

Al 31 de diciembre de 2005, se encontraban sujetos a revisión por parte de las autoridades fiscales los últimos cuatro años, respecto de los principales impuestos que son de aplicación a las Compañías.

Al 31 de diciembre de 2005, la Compañía tenía incoadas actas de reparo por un importe total aproximado de Bs. 7.324 millones, fundamentalmente por concepto de impuesto sobre la renta, impuesto a los activos empresariales e impuesto al valor agregado. La Compañía ha presentado los oportunos recursos y apelaciones. La gerencia de la Compañía estima que los pasivos que se puedan derivar como resultado de las actas incoadas por la administración fiscal no tendrán un efecto significativo sobre los estados financieros consolidados adjuntos.

Debido a las posibles diferentes interpretaciones que pueden darse a las normas fiscales y los resultados de las inspecciones que en el futuro pudieran llevar a cabo las autoridades fiscales para los años sujetos a revisión, podrían originarse nuevos pasivos fiscales, cuyo importe no es posible cuantificar en la actualidad de una manera objetiva. No obstante, en opinión de la gerencia de la Compañía, la posibilidad de que se materialicen pasivos adicionales significativos por este concepto es remota.

Saldos mantenidos con la Administración Fiscal

Los saldos deudores y acreedores con la Administración Fiscal al 31 de diciembre, son los siguientes (en miles de bolívares):

	2005	**2004**
Cuentas por cobrar:		
Impuesto sobre la renta pagado en exceso	2.400.339	-
IVA – pagado en exceso	14.904.864	4.277.288
Crédito fiscal IVA – neto por compensar	1.492.571	-
	18.797.774	4.277.288
Cuentas por pagar:		
Impuesto sobre la renta por pagar	293.748	14.742.783
IVA de terceros retenido por pagar	918.252	740.529
	1.212.000	15.483.312

Con fechas 24 y 28 de noviembre de 2005, la Compañía introdujo ante la Administración Fiscal solicitud de compensación de tributos de IVA pagados en exceso, por Bs. 11.168 millones. De acuerdo con lo establecido en la normativa vigente, la Administración tiene un plazo máximo de 90

días hábiles para pronunciarse sobre tal solicitud. Ante el silencio administrativo por parte de la Administración, la Compañía podrá ejercer acciones ante otras instancias.

Impuesto sobre la renta

La provisión para impuesto sobre la renta al 31 de diciembre, se detalla a continuación (en miles de bolívares):

	2005	2004
Impuesto sobre la renta neta fiscal	8.820.272	20.223.124
Menos:		
Rebaja por inversiones en propiedades, planta y equipo y otros créditos	(1.341.708)	(366.847)
	7.478.564	19.856.277
Impuesto sobre la renta de ejercicio anterior	829.338	(592.097)
Total impuesto sobre la renta corriente	8.307.902	19.264.180
Impuesto sobre la renta diferido	(12.684.919)	(10.838.938)
	(4.377.017)	8.425.242

Durante los años terminados el 31 de diciembre de 2005 y 2004, la tasa efectiva del gasto de impuesto sobre la renta es menor que la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, cuyos efectos sobre la tasa fiscal aplicable se resumen a continuación (en porcentajes sobre la utilidad antes de impuestos):

	2005		2004	
	Bs.	%	Bs.	%
Impuesto y tasa fiscal aplicable a la utilidad según libros	10.694.824	34	21.118.183	34
Diferencia de base en inventarios y activos fijos	4.961.660	16	8.259.300	13
Ajuste fiscal por inflación	(8.108.928)	(26)	(7.609.773)	(12)
Dividendos recibidos				
Ingresos del exterior				
Otros gastos no deducibles	4.383.932	14	2.028.287	3
Otros ingresos no gravables	(3.111.216)	(10)	(3.107.812)	(5)
Otros netos			(465.061)	(1)
Efecto de rebaja por inversiones en propiedades, planta y equipos	(1.341.708)	(4)	(366.847)	(1)
Gasto de impuestos y tasa fiscal aplicable a la utilidad según libros	7.478.564	24	19.856.277	31

La legislación fiscal venezolana contempla anualmente el cálculo de un ajuste regular por inflación de las partidas no monetarias y patrimonio, el cual se incluye en la conciliación de la renta neta fiscal como una partida gravable o deducible según sea el caso. En cuanto a las propiedades, planta y equipos y otros activos similares, este ajuste regular por inflación es depreciado o amortizado en el resto de la vida útil fiscal de los activos respectivos. Para el caso de los inventarios, este ajuste es considerado en el costo de venta de los productos una vez consumidos o vendidos. El ajuste regular total del año es determinado mediante la suma algebraica del monto de los diferentes ajustes por inflación de cada partida no monetaria y del patrimonio.

De conformidad con la mencionada legislación, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La gerencia efectuó el estudio sobre precios de transferencia requerido para documentar las mencionadas

transacciones, el cual no reflejó diferencias importantes en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2004. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia correspondiente al año 2005, requerido para documentar las mencionadas transacciones en el exterior. En opinión de la gerencia y de sus asesores, las diferencias en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2005, no serán significativas.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra. Al 31 de diciembre de 2005, la Compañía a través de sus filiales Inmuebles 310350, C.A. y Transporte Alpes, S.A. incluyen pérdidas fiscales por inflación trasladables por Bs. 1.210,5 millones.

Según lo establecido en la legislación antes señalada, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos hasta tres (3) años subsiguientes al ejercicio en que se incurran.

Al 31 de diciembre de 2005 y 2004, la filial del exterior Vencaribbean Paper Products, Ltd. mantiene pérdidas fiscales trasladables por Bs. 9.476 millones y Bs. 4.245 millones, respectivamente, los cuales no tienen fecha de expiración.

La composición del efecto de las partidas consideradas para la determinación del impuesto sobre la renta diferido al 31 de diciembre, se muestra a continuación (en miles de bolívares):

	2005	2004
Pasivo por impuesto sobre la renta diferido		
Diferencias de base sobre propiedades, planta y equipo	74.491.457	84.325.609
Ingresos por arrendamientos sobre la base del efectivo	1.189.084	829.880
	75.680.541	85.155.489
Activo por impuesto sobre la renta diferido		
Diferencias de base sobre inventarios	12.316.343	9.244.579
Provisiones y apartados	5.231.073	4.643.953
Diferencias de base sobre inversiones	1.667.067	3.857.467
Pérdidas fiscales trasladables	1.836.373	94.886
Créditos fiscales trasladables	80.077	80.077
	21.130.933	17.920.962
Neto de impuesto diferido	54.549.608	67.234.527

12. CUENTAS POR PAGAR

Al 31 de diciembre, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

	2005	2004
Comerciales	53.780.859	27.667.140
Partes relacionadas (Nota 17)	8.585.122	5.215.910
Otros	2.229.675	1.024.093
IVA de terceros retenido por pagar	918.252	740.529
Gastos acumulados por pagar	7.284.469	8.466.995
	72.798.377	43.114.667

La cuenta de acreedores comerciales y otras cuentas a pagar incluye principalmente los importes pendientes de pago por compras comerciales y costos relacionados. El período de crédito promedio para las compras de importación oscila entre anticipos y 180 días y nacionales oscila entre anticipos y 65 días, respectivamente.

La Compañía mantiene contratos de licencias con distintos proveedores. Al 31 de diciembre de 2005 y 2004, la Compañía ha registrado en resultados por el uso de tales licencias Bs. 1.505 millones y Bs. 1.781 millones, respectivamente. Dichos contratos establecen, entre otras, las siguientes condiciones:

- El pago de un porcentaje de regalías sobre las ventas netas de los productos licenciados.
- Las deducciones permitidas para el cálculo de las regalías contemplan: las devoluciones en ventas de acuerdo al porcentaje de las ventas brutas establecidos en los contratos; y los impuestos sobre las ventas y los descuentos por volumen.
- En caso de retraso en la realización de los pagos, se deberá cancelar intereses a la tasa más alta permitida por ley.
- El licenciatario tendrá derecho a practicar auditorías de las regalías pagadas, y exigir el pago de los faltantes que encontrare producto de las mismas, más intereses a la máxima tasa permitida por ley. En caso de que de esas auditorías generen un faltante, el licenciado deberá reconocer los gastos de tal auditoría.

Al 31 de diciembre de 2005, el 65% de los contratos se encuentran vencidos; el restante tiene fechas de vencimiento a muy corto plazo. La gerencia de la Compañía tiene intención de renovar los contratos con los siguientes licenciatarios: Mattel, Warner Bros., Exim de Venezuela, The Walt Disney Company, P & L Global Network, New Line Cinema, Emap Power Bikes, Comunidad Huevo, S.A.; y Marvel Characters.

La gerencia de la Compañía considera que el importe en libros de los acreedores comerciales se aproxima a su valor razonable.

13. INGRESOS

Al 31 de diciembre, los ingresos se componen de lo siguiente (en miles de bolívares):

	2005	2004
Ventas de bienes	373.406.646	382.426.108
Ingresos por alquileres	845.910	231.000
Ingresos por servicios	807.724	495.824
	375.060.280	383.152.932

14. RESULTADOS DEL AÑO

Al 31 de diciembre, los resultados del año de la Compañía incluyen los siguientes saldos deudores (en miles de bolívares):

	2005	2004
Depreciación y amortización	22.299.074	21.584.495
Costo de inventario reconocido en resultados	169.488.295	160.785.492
Beneficios a empleados	42.954.679	32.284.867

15. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

Criterios de segmentación

La información por segmentos se estructura en función de las distintas líneas de negocio de la Compañía.

Segmentos principales de negocio

Las líneas de negocio que se describen seguidamente se han establecido en función de la estructura organizativa de la Compañía en vigor al cierre del ejercicio 2005; teniendo en cuenta, por un lado, la naturaleza de los productos y servicios ofrecidos y, por otro, los segmentos de clientes a los que van dirigidos.

En los ejercicios 2005 y 2004, la Compañía centró sus actividades en las siguientes grandes líneas de negocio:

Papel impresión, escritura y embalaje – La producción de este segmento de negocio está orientada básicamente hacia la manufactura de papel tipo Bond, Bristol, Register, MF y MG, entre otros. La comercialización se realiza en mayor medida bajo la forma de productos finales tales como bolsas, sacos, resmas, resmillas, cuadernos, sobres, y otros productos.

Papel tissue – La planta de papel tissue produce varios grados de este tipo de papel, los cuales son convertidos en productos finales tales como papel higiénico, toallas, servilletas y faciales, en los centros ubicados en Maracay, Venezuela y Trinidad & Tobago.

Servicios y alquileres – Este segmento de negocio está orientado básicamente al mantenimiento de activos destinados para el arrendamiento y servicios de vigilancia.

Corporativos – Los ingresos y gastos que no pueden ser atribuidos específicamente a ninguna línea de carácter operativo o que son el resultado de decisiones que afectan globalmente a la Compañía y, entre ellos, los gastos originados por proyectos y actividades que afectan a varias líneas de negocio y los ingresos de las participaciones estratégicas, se atribuyen a una "Unidad Corporativa", a la que, también, se asignan las partidas de conciliación que surgen al comparar el resultado de integrar los estados financieros de las distintas líneas de negocio con los estados financieros consolidados de la Compañía. Los costos incurridos por la Unidad Corporativa se prorratean mediante un sistema de distribución interna de costos, entre las distintas líneas de negocio.

Segmento geográfico

Las actividades del grupo se ubican en el mercado venezolano, en Centroamérica y en el Caribe, sin embargo, esta segmentación no reviste importancia a nivel de los estados financieros consolidados dadas las magnitudes de los montos.

Bases y metodología de la información por segmentos de negocio

La información por segmentos que se expone seguidamente se basa en los informes mensuales elaborados por cada una de las divisiones y se genera sistemáticamente en forma mensual.

La estructura de esta información está diseñada como si cada línea de negocio se tratara de un negocio autónomo y dispusiera de recursos propios independientes, que se distribuyen en función del riesgo de los activos asignados a cada línea, conforme a un sistema interno de distribución porcentual de costos.

A continuación se presenta la información por segmentos de estas actividades, para los años terminados el 31 de diciembre 2005 y 2004 (en miles de bolívares):

2005

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Estado de Resultados					
Ventas locales	192.580.704	156.416.297	1.653.634	-	350.650.635
Ventas de exportación	14.247.896	10.161.749	-	-	24.409.645
Ventas entre segmentos - local	-	-	8.226.918	(8.226.918)	-
Ventas entre segmentos - exportación	40.707	5.327.337	-	(5.368.044)	-
Total ingresos	206.869.307	171.905.383	9.880.552	(13.594.962)	375.060.280
Costos y gastos	173.194.361	163.666.603	10.424.202	(12.916.127)	334.369.039
Resultado de operación	33.674.946	8.238.780	(543.650)	(678.835)	40.691.241
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	(919.621)
Ingresos financieros	-	-	-	-	678.654
Gastos financieros y otros	-	-	-	-	(8.989.028)
Resultados antes de impuestos	-	-	-	-	31.461.246
Resultado después de impuestos	-	-	-	-	35.838.263
Depreciación	9.253.411	9.075.817	3.969.846	-	22.299.074
Inversiones de capital	3.482.764	5.970.150	1.405	-	9.454.319
Balance general					
Activo					
Activos por segmentos	260.684.025	250.978.288	42.728.449	(10.068.085)	544.322.677
Activos por segmentos corporativos	-	-	-	-	7.657.232
Participaciones en empresas asociadas	1.040.295	-	-	-	1.040.295
Activos corporativos no distribuidos	-	-	-	-	63.329.500
Activo total consolidado					616.349.704
Pasivo					
Pasivos por segmentos	37.679.175	34.496.330	6.350.101	(20.623.668)	57.901.938
Pasivos por segmentos corporativos	-	-	-	-	187.356
Pasivos corporativos no distribuidos	-	-	-	-	135.694.351
Pasivo total consolidado					193.783.645

2004

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Estado de Resultados					
Ventas locales	229.398.076	124.997.520	726.824	-	355.122.420
Ventas de exportación	15.993.564	12.036.948	-	-	28.030.512
Ventas entre segmentos - local	-	-	6.041.004	(6.041.004)	-
Ventas entre segmentos - exportación	345.599	2.392.249	-	(2.737.848)	-
Total ingresos	245.737.239	139.426.717	6.767.828	(8.778.852)	383.152.932
Costos y gastos	180.224.101	130.066.754	8.584.560	(8.471.081)	310.404.334
Resultado de operación	65.513.138	9.359.963	(1.816.732)	(307.771)	72.748.598
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	(369.267)
Ingresos financieros	-	-	-	-	445.324
Gastos financieros y otros	-	-	-	-	(10.712.351)
Resultados antes de impuestos	-	-	-	-	62.112.304
Resultado después de impuestos	-	-	-	-	53.867.062
Depreciación	10.605.028	8.617.980	2.361.487	-	21.584.495
Inversiones de capital	970.397	11.855.044	45	-	12.825.486
Balance general					
Activo					
Activos por segmentos	261.448.840	254.946.852	41.874.871	(17.722.787)	540.547.776
Activos por segmentos corporativos	-	-	-	-	8.443.393
Participaciones en empresas asociadas	1.847.041	-	-	-	1.847.041
Activos corporativos no distribuidos	-	-	-	-	36.003.159
Activo total consolidado					586.841.369
Pasivo					
Pasivos por segmentos	18.068.520	26.457.136	6.662.035	(22.955.877)	28.231.814
Pasivos por segmentos corporativos	-	-	-	-	10.235.333
Pasivos corporativos no distribuidos	-	-	-	-	114.788.199
Pasivo total consolidado					153.255.346

16. ARRENDAMIENTOS OPERATIVOS



La Compañía como arrendador

Los ingresos procedentes de arrendamientos de inmuebles ascendieron a Bs. 846 millones de bolívares en 2005 (Bs. 231 millones en 2004).

Los inmuebles que se encuentran bajo arrendamientos operativos están sujetos a compromisos de arrendamiento que van de uno (1) a dos (2) años, y los incrementos de precios se rigen por el Índice de Precios al Consumidor de Área Metropolitana de Caracas (IPC); la gerencia de la Compañía estima que los contratos vigentes al 31 de diciembre de 2005 serán renovados automáticamente.

Al 31 de diciembre, la Compañía ha contratado con los arrendatarios las siguientes cuotas de arrendamiento mínimas (en miles de bolívares):

	2005	2004
Menos de un año	2.139.036	845.910
Hasta dos años	4.278.074	1.691.819
	6.417.110	2.537.729

En los meses de diciembre de 2005 y enero de 2006, la Compañía celebró contratos de arrendamientos por otros bienes inmuebles poseídos, los cuales se encontraban fuera de uso en el año 2005 (véase Nota 2).

La Compañía como arrendatario

La Compañía tiene contratos de arrendamientos de bienes muebles que se utilizan en la operación; sin embargo, los mismos no revisten importancia para los estados financieros consolidados.

17. TRANSACCIONES Y SALDOS CON PARTES RELACIONADAS

La Compañía y sus filiales tienen saldos y efectúan transacciones importantes con empresas relacionadas; debido a estas relaciones, es posible que los términos acordados entre las partes no fueran los mismos a aquellos que pudieran resultar de transacciones con empresas no relacionadas entre sí.

Durante los años 2005 y 2004, la Compañía y sus filiales realizaron las siguientes transacciones significativas con partes relacionadas, en el curso normal de sus operaciones (en miles de bolívares):

	2005	2004
Ventas de inventarios	9.332.460	7.618.484
Compras de inventarios	9.172.106	16.785.609
Compras de energía eléctrica	17.426.164	14.029.667
Servicios administrativos	25.340	24.320

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

	2005	2004
Cuentas por cobrar:		
MANPA Centroamérica, C.A. (negocio conjunto)	7.011.952	6.499.132
Simco Recycling, Inc. (negocio conjunto)	4.816.468	3.884.667
Agroindustrial Mandioca, C.A. (empresa asociada)	342.150	380.327
Corporación Industrial de Energía, C.A. S.A.C.A.	203.848	150.409
Turboven Maracay Company Inc. Sucursal *	31.117	31.117
Agropecuaria Mandioca, C.A. (empresa asociada)	1.040	1.039
Turbogeneradores Maracay, C.A. *	6.921	-
	12.413.496	10.946.691
Cuentas por pagar:		
Simco Recycling, Inc. (negocio conjunto)	4.290.388	2.629.056
Turbogeneradores Maracay, C.A. *	3.411.542	2.459.717
MANPA Centroamérica, C.A. (negocio conjunto)	763.250	-
Turboven Maracay Company Inc. *	100.160	100.160
Turboven Cagua Company Inc. *	19.782	19.782
Agroindustrial Mandioca, C.A. (empresa asociada)	-	7.195
	8.585.122	5.215.910

* Estas compañías son filiales de Corporación Industrial de Energía, C.A. S.A.C.A.

Al 31 de diciembre de 2005 y 2004, la Compañía no ha creado provisión alguna para insolvencias en relación con los montos por cobrar a compañías relacionadas, por considerar que no hay dudas sobre la recuperación de los mismos.

Al 31 de diciembre de 2005 y 2004, la Compañía no ha otorgado garantías a entidades financieras por cuenta de las compañías relacionadas.

18. RETRIBUCIONES A LA JUNTA DIRECTIVA Y ADMINISTRADORES

Junta Directiva

La Cláusula Nº 14 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por concepto de participación en el beneficio del ejercicio de la sociedad, el 1% de la utilidad. El importe pagado en el año 2005 a la Junta Directiva por este concepto ascendió a Bs. 469,7 millones (Bs. 226,4 millones en el año 2004).

Adicionalmente, la Cláusula Nº 9 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por su asistencia a la Junta Directiva una dieta de 200 unidades tributarias El valor de las unidades tributarias vigentes durante los años terminados al 31 de diciembre de 2005 y 2004 fue de Bs. 29.400 y Bs. 24.700 en el 2005, y Bs. 24.700 Bs. 19.400 en el 2004, respectivamente. El importe pagado por este concepto al 31 de diciembre de 2005 fue de Bs. 1.058,4 millones (Bs. 829,9 millones en el año 2004).

Retribuciones salariales

Las retribuciones por concepto de sueldos, otros beneficios al personal y honorarios profesionales percibidas en el año 2005 por las 41 personas de la Compañía con responsabilidad ejecutiva (administradores) ascendieron a unos Bs. 5.349,7 millones (unos Bs. 4.458,1 millones en el año 2004 por 40 personas).

Compromisos por seguros y otros conceptos

Las retribuciones post-empleo, algunos de los actuales y anteriores administradores de la Compañía son beneficiarios o tomadores de seguros cuyo costo corre a cargo de la Compañía. El importe cargado a resultados por este concepto en el año 2005 ascendió a Bs. 42,3 millones, aproximadamente (Bs. 34,9 millones en el año 2004).

Al 31 de diciembre, las retribuciones a la Junta Directiva y administradores están compuestas como sigue:

	2005	2004
Retribuciones a corto plazo a administradores	4.814.730	4.012.275
Prestaciones post empleo	534.970	445.808
Retribuciones a la Junta Directiva	1.528.183	1.056.348

19. GERENCIA DE RIESGO

Riesgos de interés, tipo de cambio y precios

La Compañía está expuesta continuamente a riesgos de crédito, de tipo de cambio, de tasas de interés y de fluctuaciones de precios, sin embargo, la gerencia permanentemente monitorea dichos riesgos e implementa los procedimientos operativos y financieros necesarios para minimizar los mismos.

La mayor parte de las ventas de la Compañía están dirigidas hacia el mercado local, mientras que parte de los costos están denominados en dólares, por lo que las variaciones entre la tasa de inflación local y la tasa de devaluación pueden tener incidencia en los márgenes operativos.

El riesgo de tasa de interés es manejado a través de una política de endeudamiento conservadora. Actualmente la gerencia no prevé ningún cambio significativo en su exposición a cambios en las tasas de interés o en la estrategia actual para el manejo de dicho riesgo.

La Compañía está sujeta a riesgos en precios de la principal materia prima, y entre ellos el más significativo es el precio de la pulpa. Los precios de venta de productos de papel están influenciados en parte por el precio de mercado de la pulpa, el cual está determinado por la oferta y la demanda en la industria. Específicamente los incrementos en el precio de la pulpa podrían afectar negativamente las ganancias si los precios de venta no pueden ser ajustados. Los instrumentos derivados no han sido utilizados para manejar estos riesgos.

Durante el año terminado el 31 de diciembre de 2005, la Compañía no realizó operaciones de cobertura (hedging) y no ha identificado instrumentos que puedan calificarse como derivados.

Riesgos de crédito

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 31 de diciembre de 2005 y 2004 la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

Control de precios

Con fecha 6 de febrero de 2003, el Ejecutivo Nacional decretó control de precios sobre bienes y servicios de primera necesidad, entre los cuales se incluyen ciertos productos elaborados por la Compañía.

Concentración de operaciones

Las ventas de exportación al 31 de diciembre de 2005 y 2004 representan aproximadamente el 20% y 21% de las ventas netas consolidadas, respectivamente.

20. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

A partir de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela han celebrado diversos Convenios Cambiarios, en los cuales se establecen el Régimen para la Administración de Divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios. A partir de esa fecha, la Comisión de Administración de Divisas (CADIVI), se encarga de la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dichos convenios. Hasta la fecha, CADIVI ha emitido varias normativas relacionadas con los registros, lineamientos, requisitos y condiciones relativas al régimen de administración de divisas.

La Compañía ha venido efectuando los trámites necesarios para acceder a las divisas destinadas al pago de sus obligaciones en moneda extranjera derivadas de importaciones de bienes y servicios y dividendos. La obtención de las divisas necesarias para las operaciones en moneda extranjera que efectúa la Compañía en el curso normal de sus operaciones dependerá: (1) de la aprobación de los registros y solicitudes efectuadas ante las instituciones respectivas; (2) de la disponibilidad de divisas que se establecerá en la aplicación de la Normativa antes indicada; y (3) de las acciones de la Compañía para obtener acceso a aquellas divisas necesarias no solicitadas ante las instituciones respectivas, o de aquellas cuyas solicitudes sean rechazadas por dichas instituciones.

A continuación se describen los activos y pasivos monetarios en moneda extranjera al 31 de diciembre de 2005 y 2004, registrados en bolívares a la tasa de cambio oficial de Bs. 2.150,00 y Bs. 1.920,00 por US$ 1,00, respectivamente, (en miles de dólares estadounidenses):

	2005	2004
	(En miles de US$)	
Activo:		
Efectivo e inversiones temporales	5.701	10.491
Inversiones disponibles para la venta	4.035	345
Cuentas por cobrar comerciales	1.325	8.937
Cuentas por cobrar a compañías relacionadas	5.600	5.482
Depósitos dados en garantía	3.500	1.320
Anticipos a proveedores y deudores diversos	1.372	1.556
	21.533	28.131

	2005	2004
	(En miles de US$)	
Pasivo:		
Documentos por pagar	-	1.295
Cuentas por pagar comerciales	19.576	11.027
Cuentas por pagar a compañías relacionadas	2.350	1.369
Gastos acumulados por pagar y otras	1.270	1.736
	23.196	15.427

21. COMPROMISOS Y CONTINGENCIAS

Fianzas y garantías otorgadas

Para garantizar obligaciones, la Compañía ha otorgado fianzas de instituciones bancarias por un monto de Bs. 26 millones. Asimismo, la Compañía ha otorgado fianzas a favor de la Comisión de Administración de Divisas (CADIVI) por un monto de US$ 290 mil.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, una filial se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. A la fecha, dicha fianza asciende a la cantidad US$ 350 mil venciéndose al 30 de abril de 2006. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de primer grado a favor del comprador por US$ 446 mil, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas.

Cartas de crédito abiertas

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 31 de diciembre de 2005, las cartas de crédito abiertas por estos conceptos alcanzan US$ 13,17 millones. (Bs. 28.324 millones).

Contingencias

Cursan por ante los tribunales del país ciertas demandas civiles y laborales en contra de la Compañía, por Bs. 1.408 millones aproximadamente, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de las mismas no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2005 y 2004, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 567 mil introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Con fecha 26 de agosto de 2003, la Compañía fue notificada de un procedimiento administrativo por parte de la Dirección de Inspección y Fiscalización del Ministerio de Finanzas, por incumplimiento en la entrega de los comprobantes de venta de divisas al Banco Central de Venezuela por las exportaciones realizadas durante la vigencia del control de cambio (años 1994 a 1996), por un monto

de US$ 5.321.716, correspondiente al 90% del valor FOB de las declaraciones de aduana. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

22. CONCILIACIÓN DE LOS SALDOS DE INICIO Y CIERRE DEL AÑO 2004

La Norma Internacional de Información Financiera (NIIF) Nº 1 "Adopción por primera vez de las Normas Internacionales de Información Financiera" exige a los primeros adoptantes una presentación de los principales efectos de tales normas sobre los estados financieros previamente presentados.

Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones Nº 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

El año 2005 es el primer ejercicio en el que la Compañía ha presentado sus estados financieros conforme con las NIIF. Los últimos estados financieros consolidados presentados de acuerdo con principios y normas de la CNV fueron las correspondientes al año terminado el 31 de diciembre de 2004, por lo que la fecha de transición a las NIIF es el 1 de enero de 2004.

Impacto de la transición en el balance general consolidado al 31 de diciembre de 2004 (en miles de bolívares):

	Según normas CNV	**Efecto transición a NIIF**		**Según NIIF**
Propiedades, planta y equipos - neto	476.304.208	(31.427.847)	**1**	444.876.361
Repuestos	6.587.480	(6.587.480)	**1**	-
Inversiones en asociadas y negocios conjuntos	4.020.200	(2.173.159)	**2**	1.847.041
Otros activos	1.390.042	(1.390.042)	**3**	-
Total activo no corriente	488.301.930	(41.578.528)		446.723.402
Otros activos circulantes	10.325.755	(10.325.755)	**4**	-
Gastos pagados por anticipado	885.614	(187.269)	**9**	698.345
Inventarios	42.434.480	(9.663.397)	**1**	32.771.083
Anticipos a proveedores	4.813.668	(961.416)	**5**	3.852.252
Efectos y cuentas por cobrar - neto	80.294.402	(897.290)	**5**	79.397.112
Inversiones disponibles para la venta	-	899.770	**6**	899.770
Efectivo y equivalentes de efectivo	23.142.558	(643.153)	**6**	22.499.405
Total activo corriente	161.896.477	(21.778.510)		140.117.967
TOTAL ACTIVO	650.198.407	(63.357.038)		586.841.369
PATRIMONIO DE LOS ACCIONISTAS	560.670.334	(127.084.311)		433.586.023

	Según normas CNV	Efecto transición a NIIF		Según NIIF
INTERESES MINORITARIOS	1.712.875	(1.712.875)	7	-
Otros pasivos y créditos diferidos	416.821	(416.821)	10	-
Apartado para prestaciones de antigüedad a largo plazo	9.691.114	(7.203.695)	9	2.487.419
Impuesto sobre la renta diferido pasivo	6.750.000	60.484.527	8	67.234.527
Total pasivo no corriente	16.857.935	52.864.011		69.721.946
Apartado para prestaciones de antigüedad a corto plazo	-	2.694.704		2.694.704
Cuentas por pagar	36.238.540	6.876.127	7	43.114.667
Documentos por pagar	2.486.040	-		2.486.040
Obligaciones y papeles comerciales	2.937.900	(47.690)	9	2.890.210
Préstamos a corto plazo	561.914	(561.914)		-
Pagarés y sobregiros bancarios	12.800.000	659.268	9	13.459.268
Dividendos por pagar	4.145.728	-		4.145.728
Impuestos por pagar	3.573.156	11.169.627	8	14.742.783
Gastos acumulados por pagar	8.213.985	(8.213.985)	9	-
Total pasivo corriente	70.957.263	12.576.137		83.533.400
TOTAL PASIVO	87.815.198	65.440.148		153.255.346
TOTAL PATRIMONIO Y PASIVO	650.198.407	(63.357.038)		586.841.369

Notas a la conciliación de saldos:

1. Principalmente incorporación de los nuevos valores de avalúo, análisis de los inventarios de repuestos como componentes de las maquinarias y equipos y revisión de las vidas útiles, todo con base en la NIC 16.
2. Reverso del exceso pagado en la compra de Simco Recycling Inc., filial en el extranjero, con base en la NIC 38 en lugar de su amortización en 20 años tal como lo establece el principio local y efecto del registro de la filial Manufacturas de Papel de Centroamérica; C.A. por el método de participación (ver 3).
3. Efecto originado por desconsolidar la filial de Manufacturas de Papel de Centroamérica; C.A. por activos que esta tenía. Tal desconsolidación se hizo con base en el análisis de negocios conjuntos establecido en la NIC 31; el registro de la filial bajo NIIF se hace con base en el método de participación.
4. Efecto originado por consolidar la filial Valores y Acciones 1003, C.A. y filiales con base en el análisis de la NIIF 5 en lugar de registrarla por el método de participación.
5. Efecto originado por desconsolidar la filial de Centroamérica.
6. Reclasificación de activos financieros con base en lo establecido en la NIC 39.
7. La filial que originaba el interés minoritario fue desconsolidada tal como se indica en el punto 3.
8. Registro de impuesto diferido principalmente por diferencias entre la base contable y fiscal de ciertos activos de acuerdo con la NIC 12, no contemplado en el principio local.
9. Reclasificaciones de cuentas para adecuar la presentación a lo establecido en los NIIF aplicables.

Impacto de la transición en el estado de resultados consolidado por el año terminado el 31 de diciembre de 2004 (en miles de bolívares):

	Según normas CNV	**Efecto transición a NIIF**		**Según NIIF**
Ingresos por ventas y otros	417.151.665	(33.998.733)	1	383.152.932
Costo de ventas	290.986.976	(20.131.150)	2	270.855.826
Utilidad bruta	126.164.689	(13.867.583)		112.297.106
Costos y gastos:				
Gastos de ventas	30.507.190	(8.225.017)	1	22.282.173
Gastos generales y administrativos	17.687.956	(79.870)	6	17.608.086
Utilidad en venta de activos	(47.023)	(294.728)	6	(341.751)
Utilidad en operaciones	78.016.566	(5.267.968)		72.748.598
Participaciones en resultados	(3.534.010)	3.164.743	3	(369.267)
Costos financieros	(3.235.011)	221.768	7	(3.013.243)
Ingresos financieros	466.638	(21.314)	7	445.324
Diferencias en cambio - neto	3.425.910	(471.217)	7	2.954.693
Otros ingresos (egresos):				
Provisión para inversiones	3.005.275	(2.638.964)	4	366.311
Pérdida en operaciones con títulos valores	(7.945.773)	534.498	7	(7.411.275)
Pérdida neta en contrato de cobertura en moneda extranjera	(417.348)	-	7	(417.348)
Comisiones ADR	-	(646.810)	7	(646.810)
Impuesto al débito bancario	(3.329.929)	223.998	7	(3.105.931)
Otros – neto	109.478	451.774	7	561.252
Resultado monetario del ejercicio	(2.866.206)	2.866.206	5	-
Utilidad antes de impuestos	63.695.590	(1.583.286)		62.112.304
Impuesto sobre la renta	(16.165.082)	(7.739.840)	6	(8.425.242)
Utilidad neta	47.530.508	6.156.554		53.687.062

Notas a la conciliación de saldos:

1. El efecto se origina principalmente por desconsolidación de la filial de Centroamérica (Bs.2.243.608, neto), eliminación efecto de inflación por Bs. 27.144.204 (ver nota 1-c), y reclasificación de ciertos gastos relacionados con las ventas que se mostraban como gastos de ventas por Bs. 4.610.921.
2. Principalmente efecto de desconsolidar la filial de Centroamérica, eliminar efecto de inflación, y registro de mayor depreciación de activos por nueva base contable.
3. Efecto originado por consolidar la filial Valores y Acciones 1003, C.A. y filiales.
4. Disminución de la provisión por reducción de los activos objeto de provisión por eliminación del efecto de inflación de los años 2002 al 2004.
5. Eliminación de efecto por inflación (ver nota 1-c).
6. Efecto del impuesto diferido del año sobre el movimiento de las diferencias temporarias.
7. Reclasificaciones de cuentas para adecuar la presentación a lo establecido en la NIC 1.

Impacto de la transición en el estado de flujos de efectivo consolidado por el año terminado el 31 de diciembre de 2004:

	Según normas CNV	**Efecto transición a NIIF**		**Según NIIF**
Actividades operacionales – Efectivo neto provisto	56.694.850	12.740.003	1	43.954.847
Actividades de inversión – Efectivo neto usado	(17.980.522)	(4.363.066)	2	(13.617.456)
Actividades de financiamiento – Efectivo neto usado	(27.711.221)	(2.688.536)	3	(25.022.685)
Efecto de inflación sobre el efectivo y equivalentes de efectivo	(4.147.985)	(4.147.985)	3	-
Efecto de devaluación sobre el efectivo y equivalentes de efectivo	-	(3.418.780)		3.418.780
Aumento de efectivo y equivalentes de efectivo	6.855.122	(1.878.364)	1	8.733.486
Efectivo y equivalentes de efectivo al inicio	16.287.436	2.521.517	3	13.765.919
Efectivo y equivalentes de efectivo al final	23.142.558	643.153	1	22.499.405

Notas a la conciliación de saldos:

1. Los efectos se originan principalmente por incremento de la utilidad neta bajo NIIF, y por la desconsolidación de la filial de Centroamérica y la incorporación de la filial Valores y Acciones 1003, C.A. y filiales.
2. El efecto principal se origina por capitalizaciones de activos que no cumplían con los requerimientos de la NIC 16.
3. Eliminación de efecto por inflación.

Exenciones utilizadas por la Compañía en la aplicación de las Normas Internacionales de Información Financiera, de acuerdo con lo establecido en la NIIF 1:

La NIIF 1 permite a las compañías que adopten por primera vez las NIIF, la elección de usar ciertas exenciones en la aplicación de las mismas. La Compañía evaluó los tratamientos contables permitidos y ha elegido utilizar las siguientes exenciones indicadas:

- Efecto acumulado por traducción de las filiales del exterior – la Compañía decidió revertir los efectos acumulados por traducción de todas su filiales del exterior que habían sido registrados.

  Propiedades, planta y equipos – la Compañía decidió adoptar como costo atribuido de sus propiedades, planta y equipos (excluyendo el mobiliario y equipo, que se adoptó como costo atribuido el valor neto en libros), los valores de avalúo establecidos por peritos avaluadores independientes registrados ante la Sociedad de Ingeniería de Tasación de Venezuela, los cuales fueron determinados con base en los valores de reposición para las maquinarias y equipos, y valores de mercado para las propiedades y vehículos, de conformidad con lo establecido en la NIC 16. Para las propiedades, planta y equipos de la filial Vencaribbean Paper Products, Ltd. se adoptó como costo atribuido el valor neto en libros en dólares americanos traducido a la tasa de

cambio corriente a la fecha del balance general. Las vidas útiles de los activos fueron reevaluadas en función de la expectativa de uso y de generación de beneficios futuros por los distintos activos.

Impacto de la transición en el patrimonio consolidado:

	1° enero de 2004	31 diciembre de 2004
Patrimonio de los accionistas de acuerdo con las normas de la CNV	450.363.074	560.670.334
Registro de impuesto sobre la renta diferido	(76.992.673)	(71.237.333)
Efecto incorporación avalúo de propiedades, planta y equipo	29.842.868	(55.302.446)
Efecto de inflación sobre inventarios finales	(3.871.219)	(2.528.980)
Efecto incorporación de activos netos de Valores y Acciones 3103, C.A.	2.920.001	(5.183.332)
Efecto desconsolidación inventarios de Manpa Centroamérica	(2.772.786)	(3.485.350)
Efecto traducción de propiedades, planta y equipo de la filial Vencaribbean Paper Products	1.894.989	6.322.470
Efecto de traducción de filiales del exterior	4.158.715	3.486.025
Efecto de inflación sobre otras partidas no monetarias	(50.421)	(236.714)
Efecto de resultado sobre inversiones disponibles para la venta	-	156.935
Otros, neto	(544.643)	924.414
Patrimonio según balance general consolidado bajo NIIF	404.947.905	433.586.023

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, April 28, 2006.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION - CNV

Present.-

Attn. National Securities Registry

In compliance with the regulations in effect, attached hereto we are sending three (3) counterparts of the following documents of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Interim Consolidated Financial Statements restated at March 31, 2006 and 2005 based on the International Financial Reporting Standards (IFRS).

2. Consolidated Balance Sheet at March 31, 2006 and December 31, 2005 based on the International Financial Reporting Standards (IFRS).

3. Interim Consolidated Statements of Equity Accounts Movements at March 31, 2006 based on the International Financial Reporting Standards (IFRS).

4. Interim Consolidated Statements of Equity Accounts Movements at March 31, 2005 based on the International Financial Reporting Standards (IFRS).

5. Interim Consolidated Statements of Cash Flows for the term comprised from January the 1st to March the 31st for the years 2006 and 2005, based on the International Financial Reporting Standards (IFRS).

6. Notes to the consolidated financial statements for the quarters ended at March 31, 2006 and 2005.

Having no further matter to discuss,

Sincerely,

LETICIA LEVEL (signed) Illegible.

Corporate Planning Manager.

Phone 901 22 45 Fax 901 23 17

llevel@manpa.com.ve ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

GENERAL CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2006 AND MARCH 31, 2005

BASED ON THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

(Stated in thousand bolivars)

	2006	2005
ASSETS		
NON CURRENT ASSETS:		
Property, plant and equipment – Net	427,440,361	444,658,028
Stockholdings in associations and joint business	1,173,138	2,051,940
Total non-current assets	428,613,499	446,709,968
CURRENT ASSETS:		
Expenses paid in advance	893,291	887,857
Inventories	40,049,492	32,402,803
Advances to suppliers	2,278,997	7,621,752
Bills and accounts receivable - net	103,095,482	81,857,622
Investments available for sale	902,184	980,948
Cash and cash equivalent	26,510,751	42,938,731

Total current assets	173,730,197	166,689,713
TOTAL	602,343,696	613,399,681
SHAREHOLDER'S EQUITY AND LIABILITIES		
SHAREHOLDER'S EQUITY:		
Capital stock	69,632,690	69,632,690
Accumulated result from translation of affiliate and joint business abroad	206,308	197,129
Retained earnings:		
Legal reserve	6,963,269	6,963,269
Updated net balance of retaining earnings for the sole use of payment of dividends of Company shares or of its subsidiaries	119,593,551	119,593,551
Undistributed	234,432,734	229,631,637
Non realization of results in investments	(515,905)	156,935
Total shareholders' equity	430,312,647	426,175,211
NON CURRENT LIABILITIES:		
Provision for severance benefits, net of long-term advances	5,655,047	4,057,231
Deferred tax income	52,932,505	64,352,350
Total non current liabilities	58,587,552	68,409,581
CURRENT LIABILITIES:		
Provision for severance benefits, net of short-term advances	3,196,121	2,293,067
Commercial papers	7,000,000	2,924,854
Short-term loans	33,219,307	19,600,625
Dividends payable	749,070	27,062,807
Income tax payable	385,823	16,752,999
Accounts payable	68,893,176	50,180,537
Total current liabilities	113,443,497	118,814,889
Total liabilities	172,031,049	187,224,470

TOTAL	602,343,696	613,399,681

Leticia Level (signed) Illegible

Corporate Planning Manager --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

SUMMARIZED INTERIM CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH TERMS ENDED AT MARCH THE 31ST, 2006 AND 2005

BASED ON THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ON (IFRS)

(Stated in thousand bolivars)

	2006	2005
Income from sales	97,036,194	82,995,907
Sale costs	76,361,770	61,484,217
Gross income	20,674,424	21,511,690
Cost and expenses:		
Sales expenses	6,854,408	5,587,332
Overheads and administrative expenses	4,700,852	3,872,674
Income from selling assets	-	-
	11,555,260	9,460,006
Operating income	9,119,164	12,051,684
Participation in results from joint business	132,843	4,641
Financial costs	(2,046,983)	(628,861)
Financial income	245,205	79,283
Exchange differences – net	(47,169)	3,361,348
Loss in exchange operations with securities	(169,550)	(320,850)
Other income (expenditure):		
Tax debit bank	(412,343)	(653,390)
Others – net	(96,750)	372,267
Income before taxes	(2,394,747)	2,214,438
Income tax	6,724,417	14,266,122
Net income	538,888	1,094,255

Net income per share:	7,263,305	15,360,377
Basic	3.17	6.70
Diluted	3.17	6.70

Leticia Level (signed) Illegible

Corporate Planning Manager --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

GENERAL CONSOLIDATED BALANCE SHEETS

MARCH 31, 2006 AND DECEMBER 31, 2005

BASED ON THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ON (IFRS)

(Stated in thousand bolivars)

	2006	2005
ASSETS		
NON-CURRENT ASSETS:		
Property, plant and equipment – net	427,440,361	432,900,402
Participations in associates and joint business	1,173,138	1,040,295
Total non-current assets	428,613,499	433,940,697
CURRENT ASSETS:		
Expenses paid in advance	893,291	1,111,934
Inventories	40,049,492	57,511,130
Advances to suppliers	2,278,997	3,520,063
Bills and accounts receivable – net	103,095,482	95,337,271
Investments available for sale	902,184	8,816,776
Cash and cash equivalents	26,510,751	16,111,833
Total current assets	173,730,197	182,409,007
TOTAL	602,343,696	616,349,704
SHAREHOLDERS´ EQUITY AND LIABILITIES		
SHAREHOLDERS´ EQUITY:		
Capital stock	69,632,690	69,632,690

Accumulated result from translation of foreign subsidiary and joint business abroad	206,308	206,308
Retained earnings:		
Legal reserve	6,963,269	6,963,269
Updated net balance of retained earnings for the sole use of payments of dividends of Company shares or of its subsidiaries	119,593,551	119,593,551
Undistributed	234,432,734	227,169,429
Non- realized result on investments	(515,905)	(999,188)
Total shareholders´ equity	430,321,647	422,566,059
LIABILITIES		
Provision for seniority payment, long-term advances net	5,655,047	3,572,106
Deferred income tax	52,932,505	54,549,608
Total non-current liabilities	58,587,552	58,121,714
CURRENT LIABILITIES:		
Provision for seniority payment, short-term advances net	3,196,121	3,869,781
Commercial papers	7,000,000	2,946,531
Short-term loans	33,219,307	47,019,985
Dividends payable	749,070	8,733,509
Tax income payable	385,823	293,748
Accounts payable	68,893,176	72,798,377
Total current liabilities	113,443,497	135,661,931
Total liabilities	172,031,049	193,783,645
TOTAL	602,343,696	616,349,704

Leticia Level (signed) Illegible

Corporate Planning Manager --

(Next there is the Consolidated Statements of Movements in Equity Accounts summarized for the three-month period ended at March 31, 2005 based on the International Financial Reporting Standards (IFRS) attached hereto) -------------------------

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUMMARIZED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIOD ENDED AT MARCH 31, 2006 AND 2005 BASED ON THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

(Stated in thousand bolivars)

	2006	2005
OPERATING ACTIVITIES:		
Net earnings	7,263,305	15,360,377
Adjustments to reconcile the net income with the cash provided for by the operating activities:		
Exchange differences – net	47,169	(3,361,348)
Participation in results from joint business	(132,843)	(4,641)
Deferred income tax	(1,617,103)	(2,882,177)
Provision for taxes	1,078,215	1,837,853
Realized results in investments	483,283	-
Results from translation of foreign affiliates and joint business	-	(31,353)
Financial costs	2,046,983	628,861
Depreciation	(245,205)	(79,283)
Operating cash flows before movements of working capital	5,676,907	5,354,318
Operating changes in assets and liabilities:	14,600,711	16,822,607
Reduction (increase) in:		
Bills and accounts receivable	(7,758,211)	1,274,683
Advances to suppliers	1,241,066	(2,227,788)
Inventories	17,461,638	368,280
Expenses paid in advance	218,643	(189,512)

Increase (reduction)in:		
Accounts payable	(3,952,370)	3,680,104
Provision for severance benefits, net of payments	1,409,281	1,168,175
Paid interests	(2,028,282)	(625,590)
Collected interests	245,205	79,283
Paid taxes	(986,140)	172,363
Net cash provided for operating activities	20,451,541	20,522,605
INVESTMENT ACTIVITIES:		
Increase in investments available for sale	7,914,592	(81,178)
Acquisition of property, plant and equipment	(216,866)	(5,135,985)
Net cash provided for (used in) investment activities	7,697,726	(5,217,163)
FINANCING ACTIVITIES:		
Increase in short-term loans	(13,819,379)	6,138,086
Cost of commercial papers issuing	7,000,000	3,000,000
Amortization of commercial papers	(2,946,531)	(2,965,356)
(Reduction) increase in documents payable	-	(2,486,040)
Cash dividends	(7,984,439)	(23,015)
Net cash provided for (used in) financing activities	(17,750,349)	3,663,675
NET INCREASE IN CASH AND CASH EQUIVALENTS	10,298,918	18,969,117
EFFECT OF DEVALUATION ON CASH AND CASH EQUIVALENTS	-	1,470,209
CASH AND CASH EQUIVALENTS AT THE BEGINNING	16,111,833	22,499,405
CASH AND CASH EQUIVALENTS AT THE END OF TERM	26,510,751	42,938,731

Leticia Level (signed) Illegible

Corporate Planning Manager --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED AT MARCH 31, 2006 AND 2005


INTERPRETE
PUBLICO

(Stated in thosand bolivars)

1. **ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES**

Organization – The dominant company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is a company established in the Bolivarian Republic of Venezuela pursuant to the Venezuelan Code of Commerce and the Capital Market Law, and its business purpose is to manufacture and commercialize paper in all its fashions.

Adoption of the International Finacnial Reporting Standards (IFRS) – As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early adopt the International Accounting Standards (IAS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV).

The enclosed consolidated financial statements have been prepared based on the International Accounting Standards (IAS) that include the International Standards for Financial Information (ISFI), the International Accounting Standards (IAS), Interpretations by the Permanent Interpreting Commission (PIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued y the International Accounting Standards Board (IASB) all of which are effective for the fiscal years beginning at January 1, 2005.

Significant accounting policies – The main accounting policies used by the Company to prepare its consolidated financial statements are summarized as follows:

a. ***Responsibility of the information and estimations made*** – Information included in these consolidated financial statements is the responsibility of the Board of Directors and of Company Management. To prepare them, certain estimates have been used to quantify some assets, liabilities, income, expenses and commitments that are registered therein. Basically, these estimates refer to:

- Losses from deterioration of certain assets,
- Useful life of property, plant and equipment,
- Valuation of goodwill,



- Reasonable values of financial assets and liabilities,
- Estimated accruals payable,
- Probability of contingencies,
- Exchange control and its impact on assets, liabilities, obligations in foreign currency and dividends to shareholders,
- Price control on certain products commercialized by the Company.

Although these estimates are made based on the best information available at March 31, 2006 about the facts analyzed, it is possible that events that may take place in the future force their amendment in the next fiscal years. This amendment will be carried out pursuant to the provisions of IAS 8, prospectively, taking into account the effects of the change of estimation in the corresponding consolidated income accounts.

b. ***Consolidation*** - The attached hereto consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Affiliates; Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (both domiciled in Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica) and Simco Recylcing, Inc. (domiciled in the United Status), both 50% partially owned were considered joint businesses according to IAS 31, and were registered as per the method of participation.

All significant transactions among companies have been eliminated from consolidation.

c. ***Effects of inflation*** – The functional currency of the Company is the Bolivar. Once the IAS 29 “Financial Information on Hyperinflationary Economies” is revised together with other literatures consulted and after analyzing the accumulated inflation at the date of transaction and subsequent periods, the Company determined that the Venezuelan economy stopped being hyperinflationary from January the 1st, 2002.

As a consequence of the foregoing, some amounts of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries.

d. ***Translation of the financial statements of affiliates and joint businesses abroad*** – The Company determined the functional currency of affiliates abroad according to IAS 21 "Effect of Variations in Exchange Types of Foreign Currency." Consequently, for its incorporation into the attached financial information, the financial statements of such affiliates were translated into bolivars by converting monetary and non-monetary entries of the balance sheet at the current exchange rate, and as for the income account the average of the exchange rate of the corresponding year.

The effects of including the financial statements of affiliates translated to bolivars by this methodology are shown in the shareholders´ equity as Accumulated result from translation of affiliates and joint businesses.

e. ***Participation in associates*** – An associated company is that in which the Company is able to significantly influence; without control or joint control by its participation in decision-making and operating policies of the associated company. Normally, this capacity is expressed in a participation (direct or indirect) equal or superior to 20% of the voting rights of the entity participated.

Exceptionally, the following entities, of which a 20% or more of its voting rights is owned, are not considered entities associated to the Group:

Entity	% of Voting Rights	Reason why it is considered Associated
Agroindustrial Mandioca, C.A.	20	The Company does not have a significant influence on operations of the associated company.
Corporación Forestal Orinoco, C.A.	33	The Company does not have a significant influence on operations of the associated company.

Entity	% of Voting Rights	Reason why it is considered Associated
Fibras Secundarias, S.A.	33	The Company does not have a significant influence on operations of the associated company.
Central Cariaco	25.62	The Company does not have a significant influence on operations of the associated company.

The Company has created a provision for deterioration equal to the book value of investment. The Company does not have any obligation to financially support such entities.

Participation in joint business – A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Business agreements involving the establishment of an entity apart in which each participant owns interests are identified as entities jointly controlled. Profits and losses are eliminated pursuant to Company participation in the joint business, except for those cases in which non- realized losses provide evidence of any deterioration of the asset allocated.

Pursuant to IAS 31, the Company opted for valuating entities considered joint business by using the method of participation.

f. ***Property, plant and equipment*** – Property, plant and equipment are presented at the allocated cost less depreciation and any acknowledged loss from deterioration of value. Depreciation is calculated based on the straight line method on the remaining useful life estimated by the Company and technical surveys supported by independent experts.

Replacements or renewals of entire elements that increase the useful life of the asset in question or its financial capacity are accounted for as greater amount of asset with the subsequent accounting withdrawal of the elements replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to the results of the measure they incur in.

Depreciation is calculated based on the straight line method on the remaining estimated useful life of the different assets as follows, understanding that the lands on which buildings and other constructions are built have an undefined useful life and, therefore, they are not subject to depreciation:

	Years
Buildings	10-30
Machinery and equipment	7-20
Automotive vehicles	3-6
Furniture, fittings and others	3-5

Company management considers that the accounting value of assets does not exceed their recoverable value.

Costs due to interests directly attributable to acquisition, construction or production of qualified assets that necessarily require a substantial time period to be prepared for its expected use or sale are added to the cost of such assets until the moment assets are substantially prepared for use. Income from investments arising from the temporary investment of specific loans that has not been invested yet in such assets is deducted from costs for interests ready to be capitalized.

g. ***Long-term assets*** – The Company reviews amounts in books of its tangible and intangible assets to determine if there are indications that such assets have suffered a loss from deterioration of value. If there is any indication, the recoverable amount of asset is calculated in order to determine the scope of the loss for deterioration of value (if any). In case the asset does not produce cash flows by itself that is independent from other assets, the Company calculates the recoverable amount of the unit by generating cash to which the asset belongs to.

The recoverable value is the highest value between the reasonable value less the cost of selling it and the value of use. The value of use is determined based on estimated future cash flows discounted at its current value, using a discount rate before taxes that reflects current market valuations in regard to temporary value of money and specific asset risks.

If it is estimated that the recoverable amount of an asset (or a cash generating unit) is inferior to its amount in books, the amount in books of assets (cash generating unit) is reduced to its recoverable amount. Immediately, a loss for deterioration of value as expense is acknowledged.

A loss for value deterioration can be further reverted and registered as income in the results of the period until the amount to which the increased amount in books does not exceed the amount in books that would have been determined if any loss had been acknowledged for deterioration of value for the asset (cash generating unit) in previous years.

h. ***Operating leasing*** – Typically, in operating leasing operations the ownership of goods leased and substantially all the risks and advantages that fall on such goods belong to lessor.

The Company has leasing agreements negotiated in which the Company acts as lessor. Leased goods are presented under the item property, plant and equipment. These assets are repaid according to the policies adopted for similar assets of own use, and the income from leasing agreements are acknowledged based on the provisions set forth in the agreements, which come close to the straight-line method established in the IAS 17.

i. ***Inventories*** – Stocks are valued at the acquisition or production cost, or at the realized net value, the lesser. Cost includes costs of direct materials and, in your case, the costs of direct labor and general manufacturing expenses, also including those incurred in when transferring stocks to your location and current conditions. During periods of low production level or during those of idle capacity, the number of fixed general manufacturing expenses attributed to each production unit is not increased as a consequence of this circumstance. During abnormally high production periods, the amount of fixed general manufacturing expenses attributed to each manufacturing unit will be reduced so that stocks are not valued over real cost.

Commercial discounts, rebates obtained and other similar entries are deducted in determining acquisition price.


PUBLICO

The cost is calculated using the average method. The net realized value represents the estimate of the sale price less the entire estimated finishing price and the costs that will be incurred in commercialization processes, sale and distribution.

j. ***Financial assets*** – Financial assets are acknowledged in the consolidated balance sheet of the Company when acquisition is made, following the provisions of IAS 39 "Financial Instruments." The financial assets are initially registered at their reasonable value, including in general, operating costs.

Financial assets kept by the Company are classified as follows:

- Loans and accounts receivable generated by the company itself: financial assets originated by companies in exchange of providing cash, goods or services directly to debtors.
- Financial assets available for sale, including values acquired that are not kept in order to negotiate them or as investment at maturity. They are valued at their reasonable value and changes are acknowledged in results in the terms set forth in IAS 39.

Financial assets available for sale are valued at their "reasonable value" on the dates of further valuation. Benefits and losses from variations in the reasonable value are directly acknowledged on shareholders' equity until the asset is encumbered or until determining the asset has suffered a deterioration of value, at which moment accumulated benefits or losses previously acknowledged in shareholders' equity are included in the results from the period.

It is understood as reasonable value of a financial instrument in a given date the amount by which said instrument could be purchased or sold on that date between parties informed about the issue, acting freely and prudently under conditions of mutual independence. The most objective and common reference of the reasonable value of a financial instrument is the price that would be paid for it in an organized, transparent and deep market ("quotation price" or "market price"). If this market price cannot be objectively and reliable estimated for a specific financial instrument, its reasonable value is estimated by using the value set in recent transactions of similar instruments or the current value deducing all future cash flows (collection or payment), applying a type of

market interests for similar financial instruments (same term, currency, interest rate and same classification of equivalent risk).

Investments at maturity and loans and accounts receivable that the Company holds are valued at their "repaid cost" acknowledging in the income accounts the interests earned based on its effective interest rate (EIR). Repaid cost is understood as the initial cost less collection of principal plus more or less accumulated amortization of the difference between the initial amounts and maturity, taking into account potential reductions for deterioration or non-payment.

Effective interest rate is the updating rate that exactly equals the value of a financial instrument to the totality of its cash flows estimated by all concepts through their remaining life. For financial instruments at a fixed interest rate, the effective interest rate coincides with the contractual interest rate established at the moment of its acquisition plus, in its case, commissions that due to its nature are similar to an interest rate. In financial instruments at variable interest rates, the effective interest rate coincides with the yielding rate in effect for all concepts until the first review of the type of referential interest that is going to take place.

k. **Cash and cash equivalents** – The cash and cash equivalent including cash in banks and investments in term deposits with maturity of less than three (3) months.

l. ***Classification of financial assets as current and non-current*** – In the attached consolidated balance sheets, financial assets are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

m. ***Bank loans and obligations and commercial papers*** – Loans and obligations and commercial papers are registered at repaid cost. Financial expenses, included premiums payable in the liquidation or reimbursement and direct costs of issuance are accounted in the income results using the method of cash interest and are added to the amount in books of the instrument as they are not liquidated in the period they are generated.



n. ***Debt classification as current and non-current*** – In the attached consolidated balance sheets, debts are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

o. ***Provision for seniority payment*** – The provision for seniority payment includes 100% of the liabilities related to rights acquired as per the Organic Labor Law. Seniority payment are calculated and registered according to the Venezuelan labor law and the collective bargaining agreement in effect.

According to the Organic Labor Law in effect, the employee has rights to severance payment equivalent to 5 days of salary per month until a total of 60 days per year of service. This payment is considered earned from 3 months of uninterrupted service. From the second year of service, the employee is entitled to 2 years of additional salary per year of service (or year fraction higher than 6 months), accumulative up to a maximum of 30 days of salary. Severance payments need to be paid and deposited on a monthly basis in individual trusts, a severance payment fund or in the account of employee, as each employee so states in written. When severance payment are kept in the accounting of an employee, this latter is entitled to pay interests on the amounts owe, which are monthly established by the Venezuelan Central Bank.

In case of unjustified dismissal or voluntary retirement, the employee is entitled to an additional indemnity of one month of salary per each year of service up to a maximum of 150 days of yearly salary. In case of voluntary retirement, the Law stipulates an additional liquidation up to 90 days of current salary, based on the duration of the labor relation.

p. ***Provisions*** – When preparing the consolidated financial statements, the management makes a difference between:

- *Provisions* – Credit balances that cover obligations at the date of the consolidated balance sheet, arising as a consequence of past events from which shareholders´ equity prejudices can arise to the Company; concrete in regard to its nature but undetermined in regard to its amount and/or moment of payment,

- *Contingent liabilities* – Possible obligations that emerged as a consequence of past events, which materialization is conditioned to the occurrence, or not, of one or more future events regardless the will of the entity.

The Consolidated financial statements of the Company compiled all the significant provisions in regard to which it is estimated that the probability that the obligation needs to be met is higher than the opposite. Contingent liabilities are not acknowledged in the consolidated financial statements but informed, pursuant to the IAS 37 requirements.

Provisions are quantified considering the best information available about the consequences of the event that brings them about and are re-estimated due to the accounting closure and are used to face the specific obligations to which they were originally acknowledged; thus, producing its reversal, either total or partial, when such obligations stop being so.

q. ***Ongoing Judicial and/or Extrajudicial Procedures*** – At March 31, 2006 there were different ongoing judicial procedures and claims against the Company originated in the regular development of its activities. Both legal advisors and the Company management understand that the conclusion of these procedures and claims will not produce a significant effect in the current and future consolidated financial statements.

r. ***Income acknowledgements*** – Income from selling finished products and other products are registered on an accumulated basis when delivered and the proprietary right having being transferred on such assets. Sales are reported net of estimated refunds, promotions granted, early payment discounts, and any other discount granted. Income from operating leasing agreements are acknowledged on a monthly basis based on the provisions of contracts. Income from interests is accumulated on a periodical basis taking as reference the outstanding capital balance and the effective interest rate applicable. Income from investment dividends are acknowledged when the rights of shareholders to receive the corresponding payment have been established.

s. ***Advertisement expenses*** – Advertisement expenses are registered in results, at the date they are incurred in.

t. ***Acknowledging expenses*** – Expenses are acknowledged as results when there is a reduction of future financial benefits related to a reduction of an asset or an increase of a liability that can be reliably measured. This means that the entry of an expense is simultaneous to the registry of an increase of the liability or the reduction of an asset.

An expense is immediately acknowledged when a disbursement does not generate future financial benefits or when does not meet the necessary requirements for its registration as an asset.

u. ***Balance compensation*** – Only debit and credit balances from transactions that, contractually or mandatory as per the law, include the possibility to compensate and are intended to be liquidated for its net amount to realize asset and simultaneously make payment are compensated among themselves, and consequently, are presented in the consolidated balance sheet by its net amount.

v. ***Income tax*** – The tax provision for the income tax includes the amount of the current income tax payable estimated and the differed income tax.

Current income tax is determined applying the income tax established in the tax legislation in effect to the net taxable income of the year.

Differed taxes, assets and liabilities are determined based on the general balance method using the tax rate established by the tax legislation in effect, at the date of the balance sheet.

Assets and liabilities from differed taxes include temporary differences identified as those amounts expected to pay or recover from differences among amounts in the books of assets and liabilities and their tax value, as well as for tax credits, rebate and unused tax losses.

On its part, assets from differed taxes, identified as temporary differences, are only acknowledged in the case of considered likely that the Company is going to have in the future enough tax income to be able to make them effective and do not come from the initial acknowledgement (save in a business combination) of other assets and liabilities into one operation that does not impact the tax result or the accounting result.

On a year basis, registered differed taxes are reviewed (both assets and liabilities) in order to verify they are in effect, making the relevant amendments to them according to the results from the analysis made.

w. **Net income per basic and diluted share** – The net income per basic share has been calculated by dividing the net result of the year between the weighted average of shares issued and in circulation for each year. Net income per basic and diluted share is the same for all periods presented since the Company does not have instruments potentially diluting.

x. **Financial liability and shareholders' equity** – Financial liability and equity instruments are classified according to the content of contractual agreements negotiated and taking into account the economic basis. An equity instrument is a contract that represents a residual participation in the Company shareholders' equity once all their liabilities are deducted. Main financial liabilities held by the Company are classified as:

- Financial liabilities at maturity are valued according to their repaid cost, using the effective interest.
- Financial liabilities at reasonable value with changes to the net shareholder's equity, mainly negotiable liabilities associated to financial assets available for sale.

y. ***Transactions in foreign currency*** – The functional currency of the Company is the Bolivar. Consequently, operations in other currencies different from the Bolivar are considered in "foreign currency" and are registered in bolivars using the applicable foreign exchange rates in effect at dates in which they are made. Balances in foreign currency at closure of the year are restated in bolivars using the applicable exchange rates at that date and the resulting exchange differences are carryforward to results.

2. INVESTMENTS AVAILABLE FOR SALE

At March 31, 2006 the Company sold Bonds issued by the Bolivarian Republic of Venezuela that held at December 31, 2005 amounting to Bs.7,914,592 million.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents are increased at March 31, 2006 to Bs.10,399 million compared to the closure of the year 2005 mainly as the result from selling Bonds issued by the Bolivarian Republic of Venezuela.

4. ISSUANCE OF COMMERCIAL PAPERS AND OF SHORT-TERM DEBT

At March 31, 2006 the global financial debt was reduced in Bs.9,748 million compared to the closure at December 2005. The amount of loans contracted at short-term was reduced in Bs.13,801 million and current commercial papers were increased to Bs.4,053 million.

5. INFORMATION BY BUSINESS SEGMENT

Segmentation criteria

Information by segments is structured based on the different Company business lines.

Main business segments

Business lines described below have been set based on the organizing structure of the Company in effect at closure of the fiscal year 2005, taking into account, on one part, the nature of products and services offered, and for the other, the segments of client to which businesses are addressed to.

During the fiscal years 2005 and 2004, the Company centered its activity in the following big business lines:

Printing, writing and packing paper -

Manufacturing of this business segment is basically oriented to manufacture paper type Bond, Bristol, register, MF and MG, among others. Commercialization is highly in the form of final products, such as: bags, sacks, reams, four quires of letter paper, notebooks, envelopes, and other products.

Tissue paper – The tissue paper manufacturing plant produces several degrees of this paper, which are converted into final products such as hygienic paper, paper towels, napkins, and facial tissue in Maracay, Venezuela and Trinidad & Tobago locations.

Services and rentals – This business segment is basically oriented to maintenance of assets for leasing and surveillance services.

Corporate – Income and expenses that cannot be specifically attributed to any operating line or that are not the result of decision globally impacting the Company,



including expenses originated from projects and activities that impact several business lines and income from strategic participations are allocated to a "Corporate Unit" together with reconciliation entries resulting from integrating financial statements of the different business lines with the consolidated financial statements of the Company. The costs incurred in by a Corporate Unit are prorated using internal cost systems among the different business lines.

Geographic segment

Group activities are located within the Venezuelan market, in Central America and the Caribbean. However, this segmentation is not important at the level of the consolidated financial statements given the magnitude of amounts.

Bases and methodology of information by business segment

Information by segments that is shown below is based on monthly reports prepared by each division and is systematically generated on a monthly basis.

The structure of this information is designed as if each business line is about an autonomous business with independent own resources that are distributed according to risk of assets allocated to each line, pursuant to an internal percentage costs distribution.

Below there is information by segment of these activities for the years ended at March 31, 2006 and 2005 (in thousand bolivars):

2006

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income statement					
Local sales	43,815,478	48,662,639	778,200	-	93,256,317
Export sales	315,620	3,464,257	-	-	3,779,877
Sales among segments – local	-	-	1,003,540	(1,003,540)	-
Sales among segments – export	-	1,465,826	-	(1,465,826)	-
Total income	44,131,098	53,592,722	1,781,740	(2,469,366)	97,036,194
Costs and	41,188,024	47,638,020	1,548,010	(2,457,024)	87,917,030

expenses					
Operating results	2,943,074	5,954,702	233,730	(12,342)	9,119,164
Participation in results from joint-business companies	-	-	-	-	132,843
Financial income	-	-	-	-	245,205
Financial expenses and others	-	-	-	-	(2,772,795)
Results before taxes	-	-	-	-	6,724,417
Results after taxes	-	-	-	-	7,263,305
Depreciation	1,930,572	3,730,454	15,881	-	5,676,907
Capital investments	216,866	-	-	-	216,866
Balance sheet					
Assets					
Assets per segment	254,358,507	254,298,078	40,860,373	(24,637,984)	524,878,974
Assets per corporate segments	-	-	-	-	5,584,706
Participation in associated companies	1,173,138	-	-	-	1,173,138
Undistributed corporate assets	-	-	-	-	70,706,878
Total consolidated assets					602,343,696
Liabilities					
Liabilities by segments	37,402,639	29,908,053	5,088,877	(25,607,984)	46,791,585
Liabilities by corporate segments	-	-	-	-	71,885,558
Undistributed corporate liabilities	-	-	-	-	53,353,906
Total consolidated liabilities					172,031,049

2005

	Printing, writing and	Tissue	Services		

	packing paper	paper	and rentals	Removals	Total
Income statement					
Local sales	40,524,889	36,128,774	382,383	-	77,036,046
Export sales	3,520,063	2,439,798	-	-	5,959,861
Sales among segments – local	-	-	817,566	(817,566)	-
Sales among segments – export	-	498,977	-	(498,977)	-
Total income	44,044,952	39,067,549	1,199,949	(1,316,543)	82,995,907
Costs and expenses	34,265,653	37,673,474	939,985	(1,934,889)	70,944,223
Operating results	9,779,299	1,394,075	259,964	618,346	12,051,684
Participation in results from joint-business companies	-	-	-	-	4,641
Financial income	-	-	-	-	79,283
Financial expenses and others	-	-	-	-	2,130,514
Results before taxes	-	-	-	-	14,266,122
Results after taxes	-	-	-	-	15,360,377
Depreciation	1,921,913	3,409,362	23,043	-	5,354,318
Capital investments	1,688,222	3,447,763	-	-	5,135,985
Balance sheet					
Assets					
Assets per segment	287,714,165	236,918,835	41,595,044	(22,836,061)	543,391,983
Assets per corporate segments	-	-	-	-	4,712,263
Participation in associated companies	2,051,940	-	-	-	2,051,940
Undistributed corporate assets	-	-	-	-	63,243,495
Total consolidated assets					613,399,681
Liabilities					
Liabilities by segments	53,448,413	39,047,716	2,164,456	23,806,061	70,854,524

Liabilities by corporate segments	-	-	-	-	35,827,150
Undistributed corporate liabilities	-	-	-	-	80,542,796
Total consolidated liabilities	-	-	-	-	187,224,470

5. FURTHER EVENTS

Shareholders' equity

Cash dividends

As of this April 21, the Shareholders' Equity agreed to decree cash dividends amounting to Bs.12.00 per share.

Property, plant and equipment

As of this April 17, the company sold a property comprised by a land lot or parcel 2 situated in Zona Industrila de Cagua, Sucre District of Aragua State, with a surface of Twenty-Five Thousand Two Hundred Sixty-Four and Seventy-Two square meters (25,264.72 m^2).

Translator's Note:

At the upper right margin of each of the five (5) original pages there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 April 28 PM 2:51. FILE. RECEIVED."--

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June the 27th, 2006.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
SUMMARIZED CONDENSED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS CONDENSED FOR THE THREE MONTH PERIOD ENDED AT MARCH 31, 2005
BASED ON THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
INTERIM
(Stated in thousand bolivars)

	Capital Stock	Accumulated results from translation of subsidiary and joint business	Retained Earnings: Legal Reserve	Retained Earnings: Updated Net Balance of Retained Earnings for the sole use of payment of shared dividend of the Company and subsidiaries	Retained Earnings: Undistributed	Non realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2004	69,632,690	28,224	6,963,269	119,593,551	237,211,354	156,935	433,586,023
Result from translation	-	168,905	-	-	-	-	168,905
Loss directly recognized in equity	-	168,905	-	-	-	-	168,905
Net income for the year	-	-	-	-	15,360,377	-	15,360,377
Total earnings and losses recognized for the year	-	168,905	-	-	15,360,377	-	15,529,282
Decreed dividends	-	-	-	-	(22,940,094)	-	(22,940,094)
BALANCES AT DECEMBER 31, 2005	69,632,690	197,129	6,963,269	119,593,551	229,631,637	156,935	426,175,211

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
SUMMARIZED CONDENSED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE THREE MONTH PERIOD ENDED AT MARCH 31, 2006
BASED ON THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
INTERIM
(Stated in thousand bolivars)

	Capital Stock	Accumulated results from translation of subsidiary and joint business	Retained Earnings: Legal Reserve	Retained Earnings: Updated Net Balance of Retained Earnings for the sole use of payment of shared dividend of the Company and subsidiaries	Retained Earnings: Undistributed	Non realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2005	69,632,690	206,308	6,963,269	119,593,551	227,169,429	(999,188)	422,566,059
Net income of the year	-	-	-	-	7,263,305	-	7,263,305
Total earnings and losses recognized for the year	-	-	-	-	7,263,305	-	7,263,305
Realization result of available investments for sale	-	-	-	-	-	483,283	483,283
BALANCES AT DECEMBER 31, 2006	69,632,690	206,308	6,963,269	119,593,551	234,432,734	(515,905)	430,312,647

Leticia Level (signed) Illegible
Corporate Planning Manager

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380


MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J-00023530-9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, 28 de Abril de 2006.

Señores:
COMISIÓN NACIONAL DE VALORES - CNV
Presente.-

Atn. Registro Nacional de Valores

Cumpliendo con la normativa vigente, anexo le estamos enviando tres (3) ejemplares de los siguientes documentos de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Estados Financieros Consolidados Interinos al 31 de marzo de los años 2006 y 2005 con base a Normas Internacionales de Información Financiera (NIIF).
2. Balance General Consolidado al 31 de marzo de 2006 y 31 de diciembre de 2005 con base a Normas Internacionales de Información Financiera (NIIF).
3. Estados Consolidados de Movimientos en las Cuentas de Patrimonio Interino al 31 de marzo de 2006 con base a Normas Internacionales de Información Financiera (NIIF).
4. Estados Consolidados de Movimientos en las Cuentas de Patrimonio Interino al 31 de marzo de 2005 con base a Normas Internacionales de Información Financiera (NIIF).
5. Estados Consolidados de Flujos de Efectivo Interinos para el período comprendido entre el 01 de Enero y el 31 de marzo de los años 2006 y 2005, con base a Normas Internacionales de Información Financiera (NIIF).
6. Notas a los estados financieros consolidados por los trimestres terminados al 31 de marzo de 2006 y 2005.

Sin más a que referirme, queda de usted,

Atentamente,

LETICIA LEVEL
GTE. PLANIFICACIÓN CORP.
llevel@manpa.com.ve
Teléfono: 901 22 45 Fax 901 23 17

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES



BALANCES GENERALES CONSOLIDADOS CONDENSADOS
31 DE MARZO DE 2006 Y 31 DE MARZO DE 2005
CON BASE A NORMAS INTERNACIONALES DE INFORMACION FINANCIERA (NIIF)
INTERINO
(Expresados en miles de bolívares)

	2006	2005
ACTIVO		
ACTIVO NO CORRIENTE:		
Propiedades, planta y equipo - neto	427.440.361	444.658.028
Participaciones en asociadas y negocios conjuntos	1.173.138	2.051.940
Total activo no corriente	428.613.499	446.709.968
ACTIVO CORRIENTE:		
Gastos pagados por anticipado	893.291	887.857
Inventarios	40.049.492	32.402.803
Anticipos a proveedores	2.278.997	7.621.752
Efectos y cuentas por cobrar - neto	103.095.482	81.857.622
Inversiones disponibles para la venta	902.184	980.948
Efectivo y equivalentes de efectivo	26.510.751	42.938.731
Total activo corriente	173.730.197	166.689.713
TOTAL	602.343.696	613.399.681
PATRIMONIO Y PASIVO		
PATRIMONIO:		
Capital social	69.632.690	69.632.690
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior	206.308	197.129
Utilidades retenidas:		
Reserva legal	6.963.269	6.963.269
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias	119.593.551	119.593.551
No distribuidas	234.432.734	229.631.637
Resultado no realizado en inversiones	(515.905)	156.935
Total patrimonio	430.312.647	426.175.211
PASIVO NO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo	5.655.047	4.057.231
Impuesto sobre la renta diferido	52.932.505	64.352.350
Total pasivo no corriente	58.587.552	68.409.581
PASIVO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo	3.196.121	2.293.067
Papeles comerciales	7.000.000	2.924.854
Préstamos a corto plazo	33.219.307	19.600.625
Dividendos por pagar	749.070	27.062.807
Impuesto sobre la renta por pagar	385.823	16.752.999
Cuentas por pagar	68.893.176	50.180.537
Total pasivo corriente	113.443.497	118.814.889
Total pasivo	172.031.049	187.224.470
TOTAL	602.343.696	613.399.681

Leticia Level
Gerente de Planificación Corp.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS CONDENSADOS
POR LOS PERIODOS DE TRES MESES TERMINADOS EL 31 DE MARZO DE 2006 Y 2005
CON BASE A NORMAS INTERNACIONALES DE INFORMACION FINANCIERA (NIIF)
INTERINO
(Expresados en miles de bolívares)

	2006	2005
Ingresos por ventas	97.036.194	82.995.907
Costo de ventas	76.361.770	61.484.217
Utilidad bruta	20.674.424	21.511.690
Costos y gastos:		
Gastos de ventas	6.854.408	5.587.332
Gastos generales y administrativos	4.700.852	3.872.674
Utilidad en venta de activos	-	-
	11.555.260	9.460.006
Utilidad en operaciones	9.119.164	12.051.684
Participación en resultados de negocios conjuntos	132.843	4.641
Costos financieros	(2.046.983)	(628.861)
Ingresos financieros	245.205	79.283
Diferencias en cambio - neto	(47.169)	3.361.348
Pérdida en operaciones de permuta con títulos valores	(169.550)	(320.850)
Otros ingresos (egresos):		
Impuesto al débito bancario	(412.343)	(653.390)
Otros - neto	(96.750)	372.267
	(2.394.747)	2.214.438
Utilidad antes de impuestos	6.724.417	14.266.122
Impuesto sobre la renta	538.888	1.094.255
Utilidad neta	7.263.305	15.360.377
Utilidad neta por acción:		
Básica	3,17	6,70
Diluida	3,17	6,70

Leticia Level
Gerente de Planificación Corp.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS
31 DE MARZO 2006 Y 31 DE DICIEMBRE DE 2005
CON BASE A NORMAS INTERNACIONALES DE INFORMACION FINANCIERA (NIIF)
INTERINOS
(Expresados en miles de bolívares)

	2006	2005
ACTIVO		
ACTIVO NO CORRIENTE:		
Propiedades, planta y equipo - neto	427.440.361	432.900.402
Participaciones en asociadas y negocios conjuntos	1.173.138	1.040.295
Total activo no corriente	428.613.499	433.940.697
ACTIVO CORRIENTE:		
Gastos pagados por anticipado	893.291	1.111.934
Inventarios	40.049.492	57.511.130
Anticipos a proveedores	2.278.997	3.520.063
Efectos y cuentas por cobrar - neto	103.095.482	95.337.271
Inversiones disponibles para la venta	902.184	8.816.776
Efectivo y equivalentes de efectivo	26.510.751	16.111.833
Total activo corriente	173.730.197	182.409.007
TOTAL	602.343.696	616.349.704
PATRIMONIO Y PASIVO		
PATRIMONIO:		
Capital social	69.632.690	69.632.690
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior	206.308	206.308
Utilidades retenidas:		
Reserva legal	6.963.269	6.963.269
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias	119.593.551	119.593.551
No distribuidas	234.432.734	227.169.429
Resultado no realizado en inversiones	(515.905)	(999.188)
Total patrimonio	430.312.647	422.566.059
PASIVO		
Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo	5.655.047	3.572.106
Impuesto sobre la renta diferido	52.932.505	54.549.608
Total pasivo no corriente	58.587.552	58.121.714
PASIVO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo	3.196.121	3.869.781
Papeles comerciales	7.000.000	2.946.531
Préstamos a corto plazo	33.219.307	47.019.985
Dividendos por pagar	749.070	8.733.509
Impuesto sobre la renta por pagar	385.823	293.748
Cuentas por pagar	68.893.176	72.798.377
Total pasivo corriente	113.443.497	135.661.931
Total pasivo	172.031.049	193.783.645
TOTAL	602.343.696	616.349.704

Leticia Level
Gerente de Planificación Corp.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE MOVIMIENTO CONSOLIDADO EN LAS CUENTAS DE PATRIMONIO CONDENSADO
POR EL PERIODO DE TRES MESES TERMINADO EL 31 DE MARZO DE 2005
CON BASE A NORMAS INTERNACIONALES DE INFORMACION FINANCIERA (NIIF)
INTERINO
(Expresados en miles de bolivares)

	Capital social	Resultado acumulado por traducción de filial y negocios conjuntos	Reserva legal	Utilidades retenidas: Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	Utilidades retenidas: No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2004	69.632.690	28.224	6.963.269	119.593.551	237.211.354	156.935	433.586.023
Resultado por traducción	-	168.905	-	-	-	-	168.905
Pérdida reconocida directamente en el patrimonio	-	168.905	-	-	-	-	168.905
Utilidad neta del año	-	-	-	-	15.360.377	-	15.360.377
Total utilidades y pérdidas reconocidas en el año	-	168.905	-	-	15.360.377	-	15.529.282
Dividendos decretados	-	-	-	-	(22.940.094)	-	(22.940.094)
SALDOS AL 31 DE MARZO DE 2005	69.632.690	197.129	6.963.269	119.593.551	229.631.637	156.935	426.175.211

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE MOVIMIENTO CONSOLIDADO EN LAS CUENTAS DE PATRIMONIO CONDENSADO
POR EL PERIODO DE TRES MESES TERMINADO EL 31 DE MARZO DE 2006
CON BASE A NORMAS INTERNACIONALES DE INFORMACION FINANCIERA (NIIF)
INTERINO
(Expresados en miles de bolivares)

	Capital social	Resultado acumulado por traducción de filial y negocios conjuntos	Reserva legal	Utilidades retenidas: Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	Utilidades retenidas: No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2005	69.632.690	206.308	6.963.269	119.593.551	227.169.429	(999.188)	422.566.059
Utilidad neta del año	-	-	-	-	7.263.305	-	7.263.305
Total utilidades y pérdidas reconocidas en el año	-	-	-	-	7.263.305	-	7.263.305
Resultado realizado de inversiones disponibles para la venta	-	-	-	-	-	483.283	483.283
SALDOS AL 31 DE MARZO DE 2006	69.632.690	206.308	6.963.269	119.593.551	234.432.734	(515.905)	430.312.647

Leticia Level
Gerente de Planificación Corp.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO CONDENSADOS
POR LOS PERIODOS DE TRES MESES TERMINADOS EL 31 DE MARZO DE 2006 Y 2005
CON BASE A NORMAS INTERNACIONALES DE INFORMACION FINANCIERA (NIIF)
INTERINO
(Expresados en miles de bolívares)

	2006	2005
ACTIVIDADES OPERACIONALES:		
Utilidad neta	7.263.305	15.360.377
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Diferencias en cambio - neto	47.169	(3.361.348)
Participación en resultados de negocios conjuntos	(132.843)	(4.641)
Impuesto sobre la renta diferido	(1.617.103)	(2.882.177)
Provisión para impuestos	1.078.215	1.837.853
Resultado realizado en inversiones	483.283	-
Resultado por traducción de filial y negocios conjuntos	-	(31.353)
Costos financieros	2.046.983	628.861
Ingresos financieros	(245.205)	(79.283)
Depreciación	5.676.907	5.354.318
Flujos de efectivo operativos antes de los movimientos de capital de trabajo	14.600.711	16.822.607
Cambios en activos y pasivos operacionales:		
Disminución (aumento) en:		
Efectos y cuentas por cobrar	(7.758.211)	1.274.683
Anticipos a proveedores	1.241.066	(2.227.788)
Inventarios	17.461.638	368.280
Gastos pagados por anticipado	218.643	(189.512)
Aumento (disminución) en:		
Cuentas por pagar	(3.952.370)	3.680.104
Apartado para prestaciones por antigüedad, neto de pagos	1.409.281	1.168.175
Intereses pagados	(2.028.282)	(625.590)
Intereses cobrados	245.205	79.283
Impuestos pagados	(986.140)	172.363
Efectivo neto provisto por las actividades operacionales	20.451.541	20.522.605
ACTIVIDADES DE INVERSIÓN:		
Aumento en inversiones disponibles para la venta	7.914.592	(81.178)
Adquisición de propiedades, planta y equipo	(216.866)	(5.135.985)
Efectivo neto provisto (usado) por las actividades de inversión	7.697.726	(5.217.163)
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento en préstamos a corto plazo	(13.819.379)	6.138.086
Importe de la emisión de papeles comerciales	7.000.000	3.000.000
Amortización de papeles comerciales	(2.946.531)	(2.965.356)
(Disminución) aumento en documentos por pagar	-	(2.486.040)
Dividendos en efectivo	(7.984.439)	(23.015)
Efectivo neto (usado) provisto por las actividades de financiamiento	(17.750.349)	3.663.675
AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	10.398.918	18.969.117
EFECTO DE DEVALUACIÓN EN EL EFECTIVO Y EQUIVALENTES DE EFECTIVO	-	1.470.209
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO	16.111.833	22.499.405
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL PERIODO	26.510.751	42.938.731

Leticia Level
Gerente de Planificación Corp.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS TRIMESTRES TERMINADOS EL 31 DE MARZO DE 2006 Y 2005
(En miles de bolívares)

1. ORGANIZACIÓN Y POLÍTICAS CONTABLES SIGNIFICATIVAS

Organización – La sociedad dominante Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es una sociedad constituida en la República Bolivariana de Venezuela de conformidad con el Código de Comercio Venezolano y la Ley de Mercado de Capitales, siendo su objeto social producir y comercializar papel en todas sus formas.

Adopción de las Normas Internacionales de Información Financiera (NIIF) – Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones Nº 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

Los estados financieros consolidados adjuntos han sido preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF) que incluye las Normas Internacionales de Información Financiera (NIIF), Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (IFRIC), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB) que son efectivas para los ejercicios que comenzaron el 01 de enero de 2005.

Políticas contables significativas – Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Responsabilidad de la información y estimaciones realizadas*** – La información contenida en estos estados financieros consolidados es responsabilidad de la Junta Directiva y Gerencia de la Compañía. Para la elaboración de los mismos, se han utilizado ciertas estimaciones realizadas para cuantificar algunos de los activos, pasivos, ingresos, gastos y compromisos que figuran registrados en ellos. Básicamente, estas estimaciones se refieren a:

   - Las pérdidas por deterioro de determinados activos,
   - La vida útil de las propiedades, planta y equipo,
   - La valoración del fondo de comercio,
   - Los valores razonables de los activos y pasivos financieros,
   - Acumulaciones estimadas por pagar,
   - Probabilidad de las contingencias,

- Control de cambio y su impacto sobre los activos, pasivos, obligaciones en moneda extranjera y dividendos a los accionistas,
- Control de precios sobre ciertos productos comercializados por la Compañía.

A pesar de que estas estimaciones se realizaron en función de la mejor información disponible al 31 de marzo de 2006 sobre los hechos analizados, es posible que acontecimientos que puedan tener lugar en el futuro obliguen a modificarlas en próximos ejercicios; lo que se haría, conforme a lo establecido en la NIC 8, de forma prospectiva reconociendo los efectos del cambio de estimación en las correspondientes cuentas de resultados consolidadas.

b. ***Consolidación*** – Los estados financieros consolidados adjuntos incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago), Valores y Acciones 1003, C.A. y sus Filiales: Inmuebles 310350, C.A. y Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciliadas en Venezuela), y Transporte Alpes, C.A. (domiciliada en Venezuela). Las compañías Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica) y Simco Recycling, Inc. (domiciliada en Estados Unidos de Norteamérica), ambas poseídas en un 50%, fueron consideradas negocios conjuntos de acuerdo con la NIC 31, y se registraron a través del método de participación.

Todas las transacciones significativas entre compañías han sido eliminadas en la consolidación.

c. ***Efectos de la inflación*** – La moneda funcional de la Compañía es el bolívar. Una vez revisada la NIC 29 "Información Financiera en Economías Hiperinflacionarias" y otras literaturas consultadas, y hechos los análisis de la inflación acumulada a la fecha de la transición y periodos posteriores, la Compañía determinó que la economía venezolana dejó de ser hiperinflacionaria a partir del 01 de enero de 2002.

Producto de lo anterior, algunos montos de activos y pasivos no monetarios, al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

d. ***Traducción de los estados financieros de la filial y negocios conjuntos en el exterior*** – La Compañía determinó la moneda funcional de las filiales del exterior, de acuerdo con la NIC 21"Efecto de las Variaciones en los Tipos de Cambios de la Moneda Extranjera". En consecuencia, para su incorporación en la información financiera adjunta, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general a la tasa de cambio corriente, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente.

Los efectos de incluir los estados financieros de las filiales traducidos a bolívares mediante esta metodología, se muestran en el patrimonio como Resultado acumulado por traducción de filial y negocios conjuntos.

e. ***Participación en asociadas*** – Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa; sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa

asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Excepcionalmente, las siguientes entidades, de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo:

Entidad	% de derechos a voto	Razón por la que no se considera Asociada
Agroindustrial Mandioca, C.A.	20	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Corporación Forestal Orinoco, C.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Fibras Secundarias, S.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Central Cariaco	25,62	La Compañía no posee influencia significativa sobre las operaciones de la asociada.

La Compañía ha creado una provisión por deterioro igual al valor en libros de la inversión. La Compañía no tiene obligación alguna de respaldar financieramente tales entidades.

Participación en negocios conjuntos – Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación.

f. ***Propiedades, planta y equipo*** – Las propiedades, planta y equipo se presentan al costo atribuido menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía y estudios técnicos avalados por peritos independientes.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

	Años
Edificios	10-30
Maquinarias y equipos	7-20
Vehículos	3-6
Muebles, enseres y otros	3-5

La gerencia de la Compañía considera que el valor contable de los activos no supera el valor recuperable de los mismos.

Los costos por intereses directamente imputables a la adquisición, construcción o producción de activos calificados, que necesariamente precisan de un período de tiempo sustancial para estar preparados para su uso o venta previstos, se añaden al costo de dichos activos, hasta el momento en que los activos estén sustancialmente preparados para su uso. Los ingresos procedentes de inversiones obtenidos en la inversión temporal de préstamos específicos que aún no se han invertido en tales activos, se deducen de los costos por intereses aptos para la capitalización.

g. *Activos a largo plazo* – La Compañía revisa los importes en libros de sus activos tangibles e intangibles para determinar si existen indicios de que dichos activos hayan sufrido una pérdida por deterioro de valor. Si existe cualquier indicio, el importe recuperable del activo se calcula con el objeto de determinar el alcance de la pérdida por deterioro de valor (si la hubiera). En caso de que el activo no genere flujos de efectivo por sí mismo que sean independientes de otros activos, la Compañía calcula el importe recuperable de la unidad generadora de efectivo a la que pertenece el activo.

El valor recuperable es el mayor valor entre el valor razonable menos el costo de venderlo y el valor de uso. El valor de uso se determina con base en los futuros flujos de efectivo estimados descontados a su valor actual, utilizando una tasa de descuento antes de impuestos, que refleja las valoraciones actuales del mercado con respecto al valor temporal del dinero y los riesgos específicos del activo.

Si se estima que el importe recuperable de un activo (o una unidad generadora de efectivo) es inferior a su importe en libros, el importe en libros del activo (unidad generadora de efectivo) se reduce a su importe recuperable. Inmediatamente se reconoce una pérdida por deterioro de valor como gasto.

Una pérdida por deterioro de valor se puede revertir posteriormente y registrarse como ingresos en los resultados del período, hasta el monto en que el importe en libros incrementado no supere el importe en libros que se habría determinado de no haberse reconocido ninguna pérdida por deterioro de valor para el activo (unidad generadora de efectivo) en años anteriores.

h. *Arrendamientos operativos* – Las operaciones de arrendamiento operativo se caracterizan porque la propiedad del bien arrendado y sustancialmente todos los riesgos y ventajas que recaen sobre el bien permanecen en el arrendador.

La Compañía tiene pactados contratos de arrendamiento en donde actúa como arrendador. Los bienes arrendados se presentan en el rubro de propiedades planta y equipo. Estos activos se amortizan de acuerdo con las políticas adoptadas para activos similares de uso propio, y los ingresos procedentes de los contratos de arrendamiento se

reconocen con base en lo establecido en los contratos, los cuales se aproximan al método lineal establecido en la NIC 17.

i. ***Inventarios*** – Las existencias se valoran al costo de adquisición o producción, o valor neto realizable, el menor. El costo incluye los costos de materiales directos y, en su caso, los costos de mano de obra directa y los gastos generales de fabricación, incluyendo también los incurridos al trasladar las existencias a su ubicación y condiciones actuales. En periodos con un nivel bajo de producción o en los que exista capacidad ociosa, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción no se incrementa como consecuencia de esta circunstancia. En periodos de producción anormalmente altos, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción se reducirá, de manera que no se valoren las existencias por encima del costo real.

   Los descuentos comerciales, las rebajas obtenidas y otras partidas similares se deducen en la determinación del precio de adquisición.

   El costo se calcula utilizando el método promedio. El valor neto realizable representa la estimación del precio de venta menos todos los costos estimados de terminación y los costos que serán incurridos en los procesos de comercialización, venta y distribución.

j. ***Activos financieros*** – Los activos financieros se reconocen en el balance general consolidado de la Compañía cuando se lleva a cabo su adquisición, siguiendo lo establecido en la NIC 39 "Instrumentos financieros". Los activos financieros se registran inicialmente a su valor razonable, incluyendo en general, los costos de la operación.

   Los activos financieros mantenidos por la Compañía se clasifican como:

   - Préstamos y cuentas por cobrar generados por la propia empresa: activos financieros originados por las compañías a cambio de suministrar efectivo, bienes o servicios directamente a un deudor.

   - Activos financieros disponibles para la venta: incluyen los valores adquiridos que no se mantienen con propósito de negociarlos, o como inversión a vencimiento. Están valorados a su valor razonable y los cambios se reconocen en resultados en los términos señalados en la NIC 39.

   Los activos financieros disponibles para la venta se valoran a su "valor razonable" en las fechas de valoración posterior. Los beneficios y las pérdidas procedentes de las variaciones en el valor razonable se reconocen directamente en el patrimonio hasta que el activo se enajene o se determine que ha sufrido un deterioro de valor, momento en el cual los beneficios o las pérdidas acumuladas reconocidos previamente en el patrimonio se incluyen en los resultados del período.

   Se entiende por valor razonable de un instrumento financiero en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes informadas en la materia, y en condiciones de independencia mutua, que actúen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado organizado, transparente y profundo ("precio de cotización" o "precio de mercado"). Si este precio de mercado no puede ser estimado de manera objetiva y fiable para un determinado

instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos o al valor actual descontado de todos los flujos de caja futuros (cobros o pagos), aplicando un tipo de interés de mercado para instrumentos financieros similares (mismo plazo, moneda, tipo de tasa de interés y misma calificación de riesgo equivalente).

Las inversiones a vencimiento y los préstamos y cuentas por cobrar que mantiene la Compañia se valoran a su "costo amortizado" reconociendo en las cuentas de resultados los intereses devengados en función de su tasa de interés efectiva (TIR). Por costo amortizado se entiende el costo inicial menos los cobros del principal más o menos la amortización acumulada de la diferencia entre los importes inicial y al vencimiento, teniendo en cuenta potenciales reducciones por deterioro o impago.

La tasa de interés efectiva es la tasa de actualización que iguala exactamente el valor de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tasa de interés fija, la tasa de interés efectiva coincide con la tasa de interés contractual establecida en el momento de su adquisición más, en su caso, las comisiones que, por su naturaleza, sean asimilables a una tasa de interés. En los instrumentos financieros a tasas de interés variable, la tasa de interés efectiva coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

k. ***Efectivo y equivalentes de efectivo*** – El efectivo y equivalentes de efectivo incluyen el efectivo en bancos y las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

l. ***Clasificación de activos financieros entre corriente y no corriente*** – En los balances generales consolidados adjuntos, los activos financieros se clasifican en función de sus vencimientos, es decir, como corrientes aquellos con vencimiento igual o inferior a doce meses, y como no corrientes los de vencimiento superior a dicho período.

m. ***Préstamos bancarios y obligaciones y papeles comerciales*** – Los préstamos y obligaciones y papeles comerciales se registran al costo amortizado. Los gastos financieros, incluidas las primas pagaderas en la liquidación o el reembolso y los costos directos de emisión, se contabilizan en las cuentas de resultados utilizando el método del interés efectivo y se añaden al importe en libros del instrumento en la medida en que no se liquidan en el período en que se originan.

n. ***Clasificación de deudas entre corriente y no corriente*** – En los balances generales consolidados adjuntos, las deudas se clasifican en función de sus vencimientos, es decir, como deudas corrientes aquellas con vencimiento igual o inferior a doce meses, y como deudas no corrientes las de vencimiento superior a dicho período.

o. ***Apartado para prestaciones por antigüedad*** – El apartado para prestaciones por antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo. Las prestaciones por antigüedad se calculan y se registran de acuerdo con la legislación laboral en Venezuela y el contrato colectivo vigente.

De acuerdo con la Ley Orgánica del Trabajo vigente, el trabajador tiene derecho a una prestación equivalente a 5 días de salario por mes hasta un total de 60 días por año de servicio. Estas se consideran devengadas a partir de 3 meses de servicio ininterrumpido. A partir del segundo año de servicio, el trabajador tiene derecho a 2 días de salario adicionales por año de servicio (o fracción de año mayor a 6 meses), acumulativos hasta un máximo de 30 días de salario. Las prestaciones por antigüedad deben ser liquidadas y depositadas mensualmente en un fideicomiso individual, un fondo de prestaciones o en la contabilidad del empleador, según lo manifieste por escrito cada trabajador. Cuando las prestaciones son mantenidas en la contabilidad del empleador, éste está obligado a cancelar intereses sobre los montos adeudados, los cuales son establecidos mensualmente por el Banco Central de Venezuela.

En caso de despido injustificado o retiro involuntario, el empleado tiene derecho a una indemnización adicional de un mes de salario por cada año de servicio hasta un máximo de 150 días del salario actual. En caso de retiro involuntario, la Ley contempla una liquidación adicional de hasta 90 días del salario actual, basados en la duración de la relación laboral.

p. ***Provisiones*** – Al tiempo de formular los estados financieros consolidados, la gerencia diferencia entre:

- *Provisiones* – saldos acreedores que cubren obligaciones presentes a la fecha del balance general consolidado, surgidas como consecuencia de sucesos pasados de los que pueden derivarse perjuicios patrimoniales para la Compañía; concretos en cuanto a su naturaleza pero indeterminados en cuanto a su importe y/ o momento de cancelación,

- *Pasivos contingentes* – obligaciones posibles surgidas como consecuencia de sucesos pasados, cuya materialización está condicionada a que ocurra, o no, uno o más eventos futuros independientes de la voluntad de la entidad.

Los estados financieros consolidados de la Compañía recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario. Los pasivos contingentes no se reconocen en los estados financieros consolidados, sino que se informa sobre los mismos, conforme a los requerimientos de la NIC 37.

Las provisiones se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir.

q. ***Procedimientos judiciales y/ o reclamaciones en curso*** – Al 31 de marzo de 2006 se encontraban en curso distintos procedimientos judiciales y reclamaciones en contra de la Compañía con origen en el desarrollo habitual de sus actividades. Tanto los asesores legales como la gerencia de la Compañía entienden que la conclusión de estos procedimientos y reclamaciones no producirá un efecto significativo en los estados financieros consolidados actuales y futuros.

r. ***Reconocimientos de ingresos*** – Los ingresos provenientes de la venta de productos terminados y otros productos, se registran sobre una base acumulada al ser despachados y haberse traspasado el derecho de propiedad sobre tales activos. Las ventas están reportadas netas de devoluciones estimadas, promociones otorgadas, descuentos por pronto pago, y cualquier otro descuento otorgado. Los ingresos provenientes de los contratos de arrendamiento operativo se reconocen mensualmente con base en lo establecido en los contratos. Los ingresos por intereses son acumulados sobre una base periódica tomando como referencia el saldo pendiente de capital y la tasa efectiva de interés aplicable. Los ingresos por dividendos de inversiones son reconocidos cuando han sido establecidos los derechos de los accionistas a recibir el pago correspondiente.

s. ***Gastos de publicidad*** – Los costos de publicidad son registrados en los resultados, en la fecha que se incurren.

t. ***Reconocimientos de gastos*** – Los gastos se reconocen en los resultados cuando tiene lugar una disminución en los beneficios económicos futuros relacionados con una reducción de un activo, o un incremento de un pasivo, que se puede medir de forma fiable. Esto implica que el registro de un gasto tiene lugar en forma simultánea al registro del incremento del pasivo o la reducción del activo.

Se reconoce un gasto de forma inmediata cuando un desembolso no genera beneficios económicos futuros o cuando no cumple los requisitos necesarios para su registro como activo.

u. ***Compensaciones de saldos*** – Sólo se compensan entre sí y, consecuentemente, se presentan en el balance general consolidado por su importe neto - los saldos deudores y acreedores con origen en transacciones que, contractualmente o por imperativo de una norma legal, contemplan la posibilidad de compensación y se tiene la intención de liquidarlos por su importe neto o de realizar el activo y proceder al pago del pasivo de forma simultánea.

v. ***Impuesto sobre la renta*** – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido.

El impuesto sobre la renta corriente se determina aplicando la tasa de impuesto establecida en la legislación fiscal vigente a la renta neta fiscal del año.

Los impuestos diferidos activos y pasivos son determinados con base en el método del balance general, utilizando la tasa de impuesto establecida por la legislación fiscal vigente, a la fecha del balance general.

Los activos y pasivos por impuestos diferidos incluyen las diferencias temporarias que se identifican como aquellos importes que se prevén pagar o recuperar por las diferencias entre los importes en libros de los activos y pasivos y su valor fiscal, así como por los créditos fiscales, rebajas y pérdidas fiscales no aprovechadas.

Por su parte, los activos por impuestos diferidos, identificados como diferencias temporarias, sólo se reconocen en el caso de que se considere probable que la Compañía va a tener en el futuro suficientes ganancias fiscales para poder hacerlos efectivos y no procedan del reconocimiento inicial (salvo en una combinación de negocios) de otros

activos y pasivos en una operación que no afecta ni al resultado fiscal ni al resultado contable.

Anualmente, se revisan los impuestos diferidos registrados (tanto activos como pasivos) con objeto de comprobar que se mantienen vigentes, efectuándose las oportunas correcciones a los mismos de acuerdo con los resultados de los análisis realizados.

w. ***Utilidad neta por acción básica y diluida*** – La utilidad neta por acción básica ha sido calculada dividiendo el resultado neto del año entre el promedio ponderado de acciones emitidas y en circulación para cada año. La utilidad neta por acción básica y diluida es la misma para todos los períodos presentados, ya que la Compañía no tiene instrumentos potencialmente dilutivos.

x. ***Pasivo financiero y patrimonio*** – Los pasivos financieros y los instrumentos de patrimonio se clasifican conforme al contenido de los acuerdos contractuales pactados y teniendo en cuenta la sustancia económica. Un instrumento de patrimonio es un contrato que representa una participación residual en el patrimonio de la Compañía una vez deducidos todos sus pasivos. Los principales pasivos financieros mantenidos por la Compañía se clasifican como:

- Pasivos financieros a vencimiento, se valoran de acuerdo con su costo amortizado, empleando para ello el tipo de interés efectivo.

- Pasivos financieros a valor razonable con cambios en el patrimonio neto, fundamentalmente pasivos negociables asociados con activos financieros disponibles para la venta.

y. ***Transacciones en moneda extranjera*** – La moneda funcional de la Compañía es el bolívar. Consecuentemente, las operaciones en otras divisas distintas al bolívar se consideran denominadas en "moneda extranjera" y son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del año son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha y las diferencias en cambio resultantes se llevan a resultados.

2. INVERSIONES DISPONIBLES PARA LA VENTA

Al 31 de marzo de 2006, la Compañía vendió los Bonos emitidos por la República Bolivariana de Venezuela que mantenía al 31 de Diciembre de 2005 por MBs.7.914.592.

3. EFECTIVO Y EQUIVALENTES DE EFECTIVO

El efectivo y equivalentes de efectivo se incrementaron al 31 de marzo de 2006 en MBs. 10.399 con respecto al cierre del año 2005 como resultado principalmente de la venta de los Bonos emitidos por la Republica Bolivariana de Venezuela.



4. PAPELES COMERCIALES Y DEUDA FINANCIERA A CORTO PLAZO

Al 31 de marzo de 2006, la deuda financiera global disminuyó en Mbs. 9.748 con relación al cierre de diciembre de 2005. El monto de préstamos contratados a corto plazo se redujo en Mbs. 13.801 y se incrementaron los papeles comerciales en circulación en MBs.4.053.



5. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

Criterios de segmentación

La información por segmentos se estructura en función de las distintas líneas de negocio de la Compañía.

Segmentos principales de negocio

Las líneas de negocio que se describen seguidamente se han establecido en función de la estructura organizativa de la Compañía en vigor al cierre del ejercicio 2005; teniendo en cuenta, por un lado, la naturaleza de los productos y servicios ofrecidos y, por otro, los segmentos de clientes a los que van dirigidos.

En los ejercicios 2005 y 2004, la Compañía centró sus actividades en las siguientes grandes líneas de negocio:

Papel impresión, escritura y embalaje – La producción de este segmento de negocio está orientada básicamente hacia la manufactura de papel tipo Bond, Bristol, Register, MF y MG, entre otros. La comercialización se realiza en mayor medida bajo la forma de productos finales tales como bolsas, sacos, resmas, resmillas, cuadernos, sobres, y otros productos.

Papel tissue – La planta de papel tissue produce varios grados de este tipo de papel, los cuales son convertidos en productos finales tales como papel higiénico, toallas, servilletas y faciales, en los centros ubicados en Maracay, Venezuela y Trinidad & Tobago.

Servicios y alquileres – Este segmento de negocio está orientado básicamente al mantenimiento de activos destinados para el arrendamiento y servicios de vigilancia.

Corporativos – Los ingresos y gastos que no pueden ser atribuidos específicamente a ninguna línea de carácter operativo o que son el resultado de decisiones que afectan globalmente a la Compañía y, entre ellos, los gastos originados por proyectos y actividades que afectan a varias líneas de negocio y los ingresos de las participaciones estratégicas, se atribuyen a una "Unidad Corporativa", a la que, también, se asignan las partidas de conciliación que surgen al comparar el resultado de integrar los estados financieros de las distintas líneas de negocio con los estados financieros consolidados de la Compañía. Los costos incurridos por la Unidad Corporativa se prorratean mediante un sistema de distribución interna de costos, entre las distintas líneas de negocio.

Segmento geográfico

Las actividades del grupo se ubican en el mercado venezolano, en Centroamérica y en el Caribe, sin embargo, esta segmentación no reviste importancia a nivel de los estados financieros consolidados dadas las magnitudes de los montos.

Bases y metodología de la información por segmentos de negocio

La información por segmentos que se expone seguidamente se basa en los informes mensuales elaborados por cada una de las divisiones y se genera sistemáticamente en forma mensual.

La estructura de esta información está diseñada como si cada línea de negocio se tratara de un negocio autónomo y dispusiera de recursos propios independientes, que se distribuyen en función del riesgo de los activos asignados a cada línea, conforme a un sistema interno de distribución porcentual de costos.

A continuación se presenta la información por segmentos de estas actividades, para el período de tres meses terminados el 31 de marzo 2006 y 2005 (en miles de bolívares):

<u>2006</u>	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Estado de Resultados					
Ventas locales	43.815.478	48.662.639	778.200	-	93.256.317
Ventas de exportación	315.620	3.464.257	-	-	3.779.877
Ventas entre segmentos - local	-	-	1.003.540	(1.003.540)	-
Ventas entre segmentos - exportación	-	1.465.826	-	(1.465.826)	-
Total ingresos	44.131.098	53.592.722	1.781.740	(2.469.366)	97.036.194
Costos y gastos	41.188.024	47.638.020	1.548.010	(2.457.024)	87.917.030
Resultado de operación	2.943.074	5.954.702	233.730	(12.342)	9.119.164
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	132.843
Ingresos financieros	-	-	-	-	245.205
Gastos financieros y otros	-	-	-	-	(2.772.795)
Resultados antes de impuestos	-	-	-	-	6.724.417
Resultado después de impuestos	-	-	-	-	7.263.305
Depreciación	1.930.572	3.730.454	15.881	-	5.676.907
Inversiones de capital	216.866	-	-	-	216.866
Balance general					
Activo					
Activos por segmentos	254.358.507	254.298.078	40.860.373	(24.637.984)	524.878.974
Activos por segmentos corporativos	-	-	-	-	5.584.706
Participaciones en empresas asociadas	1.173.138	-	-	-	1.173.138
Activos corporativos no distribuidos	-	-	-	-	70.706.878
Activo total consolidado					602.343.696
Pasivo					
Pasivos por segmentos	37.402.639	29.908.053	5.088.877	(25.607.984)	46.791.585
Pasivos por segmentos corporativos	-	-	-	-	71.885.558
Pasivos corporativos no distribuidos	-	-	-	-	53.353.906
Pasivo total consolidado					172.031.049

2005	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Estado de Resultados					
Ventas locales	40.524.889	36.128.774	382.383	-	77.036.046
Ventas de exportación	3.520.063	2.439.798	-	-	5.959.861
Ventas entre segmentos - local	-	-	817.566	(817.566)	-
Ventas entre segmentos - exportación	-	498.977	-	(498.977)	-
Total ingresos	44.044.952	39.067.549	1.199.949	(1.316.543)	82.995.907
Costos y gastos	34.265.653	37.673.474	939.985	(1.934.889)	70.944.223
Resultado de operación	9.779.299	1.394.075	259.964	618.346	12.051.684
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	4.641
Ingresos financieros	-	-	-	-	79.283
Gastos financieros y otros	-	-	-	-	2.130.514
Resultados antes de impuestos	-	-	-	-	14.266.122
Resultado después de impuestos	-	-	-	-	15.360.377
Depreciación	1.921.913	3.409.362	23.043	-	5.354.318
Inversiones de capital	1.688.222	3.447.763	-	-	5.135.985
Balance general					
Activo					
Activos por segmentos	287.714.165	236.918.835	41.595.044	(22.836.061)	543.391.983
Activos por segmentos corporativos	-	-	-	-	4.712.263
Participaciones en empresas asociadas	2.051.940	-	-	-	2.051.940
Activos corporativos no distribuidos	-	-	-	-	63.243.495
Activo total consolidado					613.399.681
Pasivo					
Pasivos por segmentos	53.448.413	39.047.716	2.164.456	23.806.061	70.854.524
Pasivos por segmentos corporativos	-	-	-	-	35.827.150
Pasivos corporativos no distribuidos	-	-	-	-	80.542.796
Pasivo total consolidado					187.224.470

5. EVENTOS SUBSECUENTES

Patrimonio.

Dividendos en efectivo.

Con fecha 21 de abril del presente, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 12 ,00 por acción.

Propiedades, Planta y Equipo

Con fecha 17 de abril del presente, la empresa vendió un inmueble constituido por un lote o parcela 2 que se encuentra ubicado en la Zona Industrial de Cagua, Distrito Sucre del Estado Aragua y tiene una superficie de Veinticinco Mil Doscientos Sesenta y Cuatro con Setenta y Dos Metros Cuadrados (25.264,72 m2)

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Messrs

PRESIDENT AND OTHER MEMBERS OF THE BOARD OF DIRECTORS OF THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

Present.

I, Alejandro Delfino T., in my capacity as Executive President of Manufacturas de Papel, C.A. (Manpa) S.A.C.A. do hereby make formal delivery of the letter to the management issued by the external auditors of Lara, Marambio & Asociados corresponding to the fiscal year ended at December 31, 2005 complying with the provisions of the Standards related to periodical or occasional Information that need to be provided by entities subject to control by the National Securities and Exchange Commission.

In this connection, and pursuant to the provisions set forth by Article 3 and Article 5 numeral 2 of the Standards related to periodical or occasional Information that need to be provided by entities subject to control by the National Securities and Exchange Commission and to Article 20 of the Capital Market Law, we do hereby confidentially request the National Securities and Exchange Commission the information included in the letter to the management mentioned above.

In Caracas, on the 26th day of April of 2006.

Sincerely,


INTERPRETE
PUBLICO

Alejandro Delfino T. (signed) Illegible.

Executive President.

adelfino@manpa.com.ve

Phone 0212-9012313 --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Memorandum of Remarks and Recommendations

At December 31, 2005

[Letterhead of Deloitte]

Valencia, February 24, 2006

To the Board of Directors of

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

In regard to the audit to the financial statements of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A.** for the year ended at December 31, 2005 we have assessed the internal control system of the Company, as required by the generally accepted accounting standards in Venezuela. According to these standards, the aim of such assessment is to establish reliable bases to determine the nature, opportunity and scope of the audit procedures needed to give an opinion about the financial statements.

Our assessment of the internal control system of the Company was not designed to give an opinion about it and, therefore, it does not necessarily indicate all the existing weaknesses because it is based on selective tests of the accounting records and related information. As you know, maintenance of the proper internal control system is the responsibility of Company management.

This report was only prepared for information purposes and for the use of the Board of Directors and of the Management, and it cannot be used by any other party different from those indicated above.

Please contact us to clarify any further doubt in regard to the items included herein and to cooperate with the management of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A.** in the implementation of our suggestions, if deemed convenient.

Sincerely,

LARA MARAMBIO & ASOCIADOS


INTERPRETE 3
PUBLICO
JUDITH X. HERNANDEZ MORA

Partner ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Memorandum of Remarks and Recommendations

At December 31, 2005

Table of Content

	Page
I. CASH	1
II. ACCOUNTS RECEIVABLE	1
III. ACCOUNTS PAYABLE	3
IV. INCOME	3
V. EXPENSES	5
VI. PAYROLL	7
VII. LEGAL ISSUES	9
VIII. GENERAL ISSUES	10
IX. INFORMATION SYSTEMS	11

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Memorandum of Remarks and Recommendations

At December 31, 2005

I. CASH

A. Bank *reconciliations*

Remarks:

Bank reconciliations at December 31, 2005 include a significant number of entries in reconciliation, which have a seniority over 90 days, understanding that some cases represent misjudged records and references by coding of assistants or by small differences that have not been eliminated form the date.

Effect on the efficiency of internal control:

Bank reconciliations have a significant number of entries in reconciliation that generate additional administrative work. Likewise, due to the lack of identification and timely registration of deposits they may represent collection from clients.

Recommendation:

We suggest carrying out periodical analysis of the entries in reconciliation in order to identify cross-entries either at the bank itself or among different banks and to timely make the adjustments and reclassifications in the corresponding period, avoiding increasing seniority provided the oldest an entry in reconciliation, the most difficult its clarification.

Comments from the management:

As a consequence of the accounting system from "CG" to "CEA" (BPCS) a new module of bank reconciliations was implemented, which speeds up the reconciliation process and the analysis of outstanding entries. In addition, the outstanding entries with Credit and Collection and Treasury are being analyzed.

II. ACCOUNTS RECEIVABLE

A. Screening of the auxiliary accounts receivable

Remark:

Auxiliary commercial accounts receivable at December 31, 2005 of divisions, such as: Mill I/E/E, Hygienic Paper and Conversion include documents with negative balances which seniority is over 120 days.

Effect on the efficiency of internal control:

The Company may be having balances wrongly classified in its accounting due to the inadmissibility of compensations of entries with credit balances within the auxiliary accounts receivable. In addition, the origin of these balances may not be the ideal to manage with client in regard to collection of outstanding invoices.

Recommendation:

We suggest screening the auxiliary in order to identify and to compensate related entries, so that properly present balances to clients.

Comments from the management:

By restructuring the activities of the Credit and Collection Division as well as by emphasizing the last quarter of the year 2005, and the analysis of client accounts, the balances of documents have been applied to the relevant invoices. This situation should not repeat using the policies implemented.

B. Advances to suppliers


INTERPRETE
PUBLICO

Remark:

At December 31, 2005 the Company maintains registered advances sent to suppliers from abroad with seniority over 120 days. Below some examples are detailed:

Name of Supplier	Amount in US$	Amount in Bs.
TECHINDYNE CORPORATION	6,746.62	14,505,233
MAN ROLAND DUCKMASCHINEN A.G.	8,282.93	17,808,299.50

Likewise, the Company maintains registered advances paid to national suppliers with seniority over 90 days. Below some examples are detailed:

Name of Supplier	Amount in US$	Amount in Bs.
Servicios Industriales de Electricidad	Jan. 05	8,100.000
Tyco Flow Control de Venezuela, C.A.	Jul. 04	5,839,632

Effect on the efficiency of internal control:

Balances of advances receivable need to have authorized payment on a regular basis before any clearing the supplier may be carrying out with the service rendered or with any other transaction.

Recommendation:

Although it is true that the Company monitors advances to suppliers, it is suggested to improve the existing controls in order to timely allocate those old amounts.

Comments from the management:

From January, it is forbidden to give advances to suppliers. In addition, the necessary management is being carried out in order to eliminate pending advances at date.

III. ACCOUNTS PAYABLE

A. Non registered liabilities

Remark:

At December 31, 2005 we observe invoices corresponding to materials received during the fiscal year under review that were registered in the following accounting period, for example:

Supplier	Invoice number	Invoice Date	Date of reception (Ticket romana)	GRN No.	GRN Date	Accounting Entry Date
Masterflex, C.A.	8633	12/22/2005	12/27/2005	18335	1/27/2006	1/28/2006

Supplier	Invoice number	Invoice Date	Date of reception (Ticket romana)	GRN No.	GRN Date	Accounting Entry Date
Masterflex, C.A.	8635	12/22/2005	12/27/2005	18334	1/27/2006	1/28/2006
Nalco Venezuela, S.C.A.	313548	11/29/2005	11/10/2005	17962	1/20/2006	1/20/2006
Nalco Venezuela, S.C.A.	313977	12/28/2005	12/30/2005	17526	1/6/2006	1/10/2006
LIPESA, C.A.	1649	12/29/2005	12/29/2005	17525	1/6/2006	1/10/2006

Effect on the efficiency of internal control:

Financial statements do not include the corresponding inventories or liabilities related to the aforementioned invoices.

Recommendation:

We understand that in most cases the merchandise is not registered upon reception but until same is approved by quality inspection. Therefore, we suggest implementing procedures to register merchandise received at warehouses in a temporary account of "Inventory in quality analysis", for example, to keep track of the merchandise received.

Comments from the management:

This recommendation will be taken into account in order to include the procedure of Inventory, the registration of inventories in test quality.

IV. INCOME

A. Sale price approvals

Remark:

During review of control activities of the Income Business Cycle of the division of Reams, Four-Letter Quire and Continuous Forms there were differences between sales prices in the invoices selected versus process approved by the Market and Sales Management. Some of them are mentioned herein below:

Code	Client	Invoice	Invoice Date	Item Code	Price Approved	Price as per Invoice
265091	Comercial Universal	177976	4/11/2005	2250000	7,544	8,200
265091	Comercial Universal	177976	4/11/2005	9410180	69,000	72,000
266006	Representaciones Super 88, C.A.	179204	6/30/2005	2250100	9,560	9,850
	Sup Enne 2000 Fuerza					
236047	Armada, C.A.	179642	8/4/2005	1040220	74,363	74,500


INTERPRETE
PUBLICO

Effect on the efficiency of internal control:

Although in all cases used prices exceeded those established and approved by the management, it is not clear that in other cases this situation is otherwise, thus generating the use of incorrect prices and without evidence that the management approved such prices and, therefore, the noncompliance with the internal control policies established by the Company.

Recommendation:

It is recommended using the prices suggested and approved by the Marketing and Sales Management, and whenever special prices and discounts are used for specific clients to support the approval by the management justifying the prices used.

Comments from the management:

As of October 31, 2005 a Letter of Instruction was issued establishing that there should not be a difference between the price approved (including invoice discounts) and the price invoiced.

B. Evidence of merchandise dispatch

Remark:

In the sales review made by the Sack Division, there were client invoices (a copy withheld by the Sales Department) that were not sealed and signed by client as acknowledge receipt of merchandise. Below some examples:

Date	Client	Invoice
12/23/2005	Central El Palmar, S.A.	59432
12/23/2005	Molinos Venezolanos, C.A.	59434
12/23/2005	Molinos Nacionales, C.A.	59435
12/26/2005	Molinos Venezolanos, C.A.	59437
01/11/2006	Molinos Venezolanos, C.A.	59439
1/12/2006	Central El Palmar, S.A.	59441

In these cases, the Company does not have evidence of the date of reception of merchandise by client, supporting the dispatches made by the division.

Recommendation:

It is suggested to have a record of invoices signed and sealed by clients, using a correlative number that allows for assuring clients signed the remission notes for all the dispatches made. This represents an effective evidence that the delivery was made.

Comments from the management:

The necessary measures were taken to avoid having this situation again.

V. EXPENSES

A. Cut off of expenses

Remark:

During the selective review of expenses registered for the year, we observed expenses from previous years registered during the period under revision. For example:

a. Professional fees for participation in the Board of Directors generated but not registered in its opportunity, same were registered on March 10, 2005.

b. Maintenance expenses and continuous support of BPCS corresponding to the term from January the 1st to December the 31st, 2004 as per invoice A-099 issued on February 6, 2004 and received by the entity on August 12, 2004.

Effects on the efficiency of the internal control:

The untimely registry of expenses negatively impact the figures presented in the financial statements of the Company.

Recommendation:

It is suggested to assure that all services received during the period are registered when the expense is made. Likewise, it is suggested to define control activities that allow for assuring the proper cut off of transactions and the timely delivery of invoices by supplier.

Comments from the management:

The necessary corrective measures will be taken.

B. Noncompliance with the provisions related with the printing and issuing of invoices and other documents

During revision of the support documentation of certain accounting records certain invoices from suppliers were analyzed that do not meet the provisions set forth in Decree 320 about provisions related to printing and issuance of invoices and other documents, which sets froth on Article 2 the requirements of documents (invoices). The

"m" requirement of the aforementioned Article sets forth that the documents need to include the label or business name and legal domicile of the purchaser of the good or receiver of service. Below we quote some examples where invoices do not meet the aforementioned requirement:

Supplier	No. Invoice	Date	Amount
PDVSA GAS, S.A.	602720	01/08/2006	Bs.179,801,438.00
Agroindustrial Mandioca, C.A.	140000673	01/26/2006	Bs.72,451,560.00
Albany Internacional de México, S.A. de CV	PMC 19865	09/12/2005	US$26,040.75
Paper Converting Machine Company	90261437	10/07/2005	US$8,157.36
Honeywell Peru, S.A.	HAR-C105-0179	01/26/2005	US$315,963.00

Effects on the efficiency of the internal control:

It is important to point out that due to the noncompliance with the legal regulation in effect on tax matters, the Company may be subject to fines and/or penalties. Likewise, regarding Value Added Tax, tax credits supported by invoices that do not meet the legal requirements demanded by the aforementioned regulations may be rejected by the tax administration in case of possible tax supervision.

Recommendation:

In order to avoid fines and/or penalties it is herein suggested: (a) to thoroughly comply with the legal regulations on tax matters; and (b) to provide suppliers with all the necessary information so that invoices indicate the exact tax data of the Company, and to keep a continuous track on such documents that support acquisition of goods or reception of services

Comments from the management:

Several times, MANPA personnel have been advised not to receive documents that do not meet the provisions of Resolution 320. However, personnel will be reminded and the Purchase and Accounting Divisions will be reminded about the compulsory compliance with this requirement, before making the accounting entry.

C. Purchase of computer equipment without supporting documentation


INTERPRETE
PUBLICO

Remark:

It was observed that in the movement of the non-deductible expenses account there are entries for purchasing computer equipment without invoice that amount to Bs.60,363,000.

Effects on the efficiency of the internal control:

Although disbursements are registered as a non-deductible expense because they have no invoice, goods acquired are not being registered as a fixed asset of the Company or stopped being deducted as an expense if properly supported by the corresponding documentation.

Recommendation:

It is herein suggested to properly support the disbursements made by the Company to acquire goods in order to avoid registering expenses classified as "nondeductible" for the effects of calculating the expense for the concept of Income Tax.

Comments from the management:

The necessary corrective measures will be taken.

VI. PAYROLL

A. Information related to time and registered assistance (clock card, weekly incident reports) do not show real time worked

Remarks:

After reviewing the documentary evidence (clock card, weekly incident reports) of several periods of the daily payroll; certain cases were not actually reviewed and reconciled, even though they were approved by management. These cases are mentioned below:

- When reviewing the payroll corresponding to week 29 of employee Rodolfo Gómez Vizcaya it was observed payment of 20 hours of overtime in a day shift, as indicated by the clock card. However, in the Weekly Incident Report authorized by the Lithography Manager, the division where the employee works, payment of 22.5 hours of overtime for day shifts was approved. Differences observed in the documentation were not clarified by analysts; therefore, it was not



taken into account the considerations of the division Manager in the Report. The 2.5 additional hours has not been paid at date.

- In payroll corresponding to week 41 of the aforementioned employee it was observed payment of extra day hours amounting to 23 hours, time recorded in a clock card of such employee. However, the Incident Report authorized by the Lithography Manager indicates 19.5 hours of overtime in day shifts. It was verified that weekly reports prepared by area chiefs, supervisors and managers do not match the clock cards and the differences are not clarified by the personnel that reconcile and review documentation related to time control.
- In payroll corresponding to week 41 it was observed payment to employee Juan E. La Madrid indicating payment of 23 hours of daily overtime equally authorized by the division manager in the relevant. Nevertheless, the card indicates 28 hours of overtime. In addition, during this week another Weekly Incident Report indicates authorization of 12 hours of night overtime that were not paid.
- According to the payroll corresponding to week 38 employee Lissette Rivero M. no supporting documentation was found in the week files, the reports or the summaries of the personnel variation, or of the deduction made as per payment order amounting to Bs.16,554.00 for the concept of Pharmacy.

Effects on the efficiency of the internal control:

Discrepancies between the overtime paid and that actually authorized by division chiefs and supervisors (actual working time) may give rise to claims by employees.

Recommendation:

In regard to the aforementioned remarks, the following is suggested:

- Obtaining all the supporting information about deductions, sick leaves and authorized absences to be able to demonstrate the amounts indicated in the employees' payment order.
- Communicating the differences presented in the information generated by supervisors, chiefs and managers in the incident reports regarding clock cards to register the real time worked by each wage-earning employee as well as to timely obtain the justification and arguments of the authorized differences.


INTERPRETE
PUBLICO

Comments from the management:

The necessary corrective measures will be taken.

B. Employee files

Remarks:

During the selective review of certain employee files the following was identified:

Employee Name	Division	Remark
Acevedo, Edgar	Corporate	Form 14-02 Registration to Compulsory Socia Security was not found
Jouzas Rinkevicius Parra	Hygienic Products	The employee's contract does not specify: date of entry, date of termination of contract, daily salary and date of extension term of time contract. All thee fields are in blank in the file.
La Madrid, Juan Enrique	School Products	Documents not signed by the company: Master – Personnel Entry, request for life insurance and personal injuries, salary increase by Presidential Decrees.
Mejía Castro, Ricardo José	Conversion	Employee's file indicates that he earns Bs.13,500 daily and the system calculates Bs.14,5000; lacks documentation supporting salary "Change Request". (Increase was not granted by Presidential Decree).

Effects on the efficiency of the internal control:

In regard to the aforementioned remarks we can state the following:

- When there is a delay in the entry form of employees (14-02) there is a noncompliance with the legal term in effect, a fact that may give rise to sanctions for the Company.
- The minimum formalities in regard to the documentation that needs to be included in the employee file that work in the Company is not been met.

Suggestions:

In order to improve the internal control of the Company, we suggest the following:

- Send forms 14-02 within the legal term in effect every time an employee enters the Company.
- Fill in the fields in the forms included in the files in order to properly support the information transferred to the payroll system.
- File the file with all the documents related to the development of the employee to keep a proper control of the history of the employee development during his/her stay in the Company. Likewise, it is suggested to keep the supports of the authorizations from the management to make different amendments to the master payroll file.

Comments from the management:

The necessary corrective measures will be taken.

VII. LEGAL ASPECTS

A. Delays in compliance with formal duties related to the Venezuelan Institute of Social Security

Remarks:

We realize that the Company is making payments to the National Income Tax (SANE) out of the terms established.

Effects on the efficiency of the internal control:

Untimely payment of obligations as well as the noncompliance of other formal duties may give rise to sanctions and fines in case of tax supervision by the corresponding entities.

Recommendations:

It is suggested to establish the necessary controls and to pay special attention to compliance with schedules and legal terms established by the relevant entities.

Comments from the management:

The necessary corrective measures will be taken.

B. Delays in payments for the concept of municipal taxes

Remarks:

We observe that the Company is making payments of certain municipal taxes out of the terms established by ordinances, as detailed herein below:

Quarters	Limit Date	Payment Date	Delay (days)	Amount Bs.
<u>Girardot Municipality – Aragua State:</u>				
Third	7/29/2005	9/5/2005	38	403,453,229*
<u>Simón Bolívar Municipality – Anzoátegui State:</u>				
First	1/30/2005	4/29/2005	89	13,087,281
<u>Antolin del Campo Municipality – Nueva Esparta State:</u>				
First	1/30/2005	4/14/2005	74	9,862,141
Second	4/30/2005	6/30/2005	61	9,862,141
Third	7/30/2005	10/10/2005	72	9,862,141

Recommendation:

It is suggested to establish the necessary controls and to pay special attention to compliance with schedules and legal terms established by the relevant entities in order to avoid fines and/or sanctions by the relevant entities.

Comments from the management:

There was a Payment Schedule of Industry and Commerce Patent in order to ensure timely compliance with this obligation.

VII. GENERAL ASPECTS

A. Sub-use of "CEA" Accounting System implemented by the Company

Remarks:

According to what we have been able to observe in regard to the new accounting system it seems that all the tools it offered have not been used, which would facilitate account analysis and issuance of financial reports, such as: composition of assets and liabilities in foreign currency, balances receivable or payable to related companies as detailed by each company, report of advances paid to suppliers as detailed by supplier, and in general terms, details of auxiliary accounts.

Effects on the efficiency of the internal control:

System changes have brought about a greater investment of time in making manual supplementary processes as a consequence of not knowing the tools offered.


INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

Recommendation:

In order to speed up account analysis processes and issuance of financial reports, we suggest implementing the entire auxiliary tools offered by the system, which allows for reducing to the minimum the investment of time in making additional manual processes.

Comments from the management:

All users' needs are being assessed in order to optimize system use.

IX. INFORMATION SYSTEM

A. Planning business continuity

Remarks:

During our review we realized that the Company does not have documented procedures corresponding to the Business Continuity Plan that should include measures to be taken in case of any contingency or disaster to assure continuity of company operations and to safe keep computer equipment and data. There are only contingency plans that are not updated.

Effects on the efficiency of the internal control:

- The Company may incur in unnecessary financial difficulties in case of any contingency and/or unplanned interruption due to ignorance by part of the company personnel responsible of the people involved in the critical processes in the different areas, which can generate an improper segregation of functions or unnecessary rework.
- Damages and/or losses of important data, programs and documentation that are basic company assets.
- Actions would be taken based on the experience of the personnel involved and not from an analysis of the ideal mechanisms to be implemented by contingency. This may give rise to wrong decision making, confusion and ambiguity.

Recommendation:

It is suggested to design, develop, implement, prove and spread a General Continuity Business Plan to maximize support opportunities of personnel in case of accident.

A general continuity plan of the company should include, among others, the following aspects:

- General information about the recovery plan (plan organization, objectives and scopes of the recovery plan, critical business functions, etc.)
- Implementation of the continuity plan (prioritizing company operations and defining direct and indirect responsible people to reactivate operations after accidents).
- Trial plan.
- Maintenance of the continuity plan.
- Risk matrix to prioritize the plan according to the contingency presented.
- Definition of the documentation to apply the continuity plan by areas and results obtained after controlling the situation presented.

Comments from the management:

A work plan will be established.

B. Politics and procedures not updated

Remarks:

It was heard that the company holds documented policies and procedures. However, same have not been updated. Thus, some are not adjusted to current area practices among which we can mention:

- Creation of user profiles and allocation of access privileges in AS/400.
- AS/400 safety values.
- Elimination of user profiles in AS/400.
- Policies and procedures regarding trials and releases from adaptations made by development analysts.

Effects on the efficiency of the internal control:

Lacking proper updated policies and procedures to be thoroughly met increase the possibility to:

State the availability for storage and information and the inefficient use of resources.

Improper use of information assets by any company employee as a consequence of not having a formal document establishing commitments or regulating compliance with obligations with company or the limits allowed as well as the corresponding sanctions are indicated.

Recommendation:

It is suggested to update policies already documented and to enforce them, once approved by the management.

Likewise, establishing the means and periodicity of spreading to all employees the policies to help ensure the integrity of resources used by the organization.

Comments from the management:

Among Informatics Plans for the first semester of the year 2006 there is the revision of documentation on policies and standards of iSeries equipment (AS/400) to start their updating and corresponding approval. These activities should end before the end of the first semester of the year.

C. Server room conditions

Remarks:

It was possible to know that the firefighting system of the server room, which preservation is the responsibility of the Integral Safety Department, has not received preventive maintenance fro more than 2 years.

Effects on the efficiency of the internal control:

This situation may increase the levels of exposure that would impact the integrity, data safety and servers, especially:

- Damages to servers (which are important assets for the company) due to the improper performance of firefighting equipment that additionally may bring about the total or partial loss of information kept in them.

Recommendation:

It is suggested to do preventive maintenance as soon as possible of the integrated firefighting equipment. Then, it is suggested to keep doing reviews on a quarter or yearly basis.

Comments from the management:

The corresponding monitoring will be carried out with the Integral Safety Area to correct this situation.

D. BPCS-AS/400 User Administration

Remarks:

During revision it was noticed that there is not a fluent communication between the Human Resources Division and the Informatics Division, which renders difficult managing system users and mail accounts.

Effects on the efficiency of the internal control:

The lack of formal communication between the Human Resources Division and the Informatics Division when it comes to personnel disbursements highly renders difficult the elimination process and reassignment of licenses of application systems and mail managers, impacting the control of users and licenses that are really active in the company.

Recommendation:

It is herein suggested the creation of a formal communication channel about personnel income and expenditures from the Human Resources Division and the Informatics Division, taking into account that it is necessary to involve database areas and customer service to correctly control licenses and accesses.

Carrying out a verification and purge process of those users still created in BPCS and/or AS/400 and that have left from the company.

Comments from the management:

There is a "Network Access Standards" policy dated May 2004 that established the obligation by Human Resources to send a list of workers who left the company.

This situation is to be corrected by insisting with the Human Resources Management about the importance of sending these data.

E. Policy application to BPCS-AS/400 user profiles

Remarks:

During reviews, policies to create users in AS/400 operating system and the BPCS application software are not properly applied:

- 8 digits instead of 10 have been used for user ID.
- Personnel identification (either employee or contracted) is not used.
- The division identifier has one sole digit; policy states it needs to have two (2).

Moreover, we found users whose ID did not correspond to the policies stating that the initial of the first name and the last name should be included or, in turn, the initial of the first name followed by the initial of the second name and last name. For example:

User ID	U6MFARIA
System Description	Mercedes Farías
Name according to HR	Farías R. Ymis M.

Effects on the efficiency of the internal control:

Not having a proper description of users makes difficult to associate the ID as well as verification with employee master and their functional location.

Recommendation:

We suggest making an evaluation and standardization of user description to master levels in systems even verifying orthography (since there were errors in employee names), which will allow facilitating comparison with company employee list.

In this connection we suggest:

- Place last names and names followed by a hyphen and then the department they are in.
- Follow a uniform format.
- Send accent uses and/or (Ñ-ñ) due to system configuration.

Example:

U6MFILO	Filo C. Marisela A. – Marketing and Sales
U6ARODRI	Rodríguez A. Adeily – Credit and Collection
U1PNUNEZ	Nunez B. Pablo M. – Purchases and Corporate

Comments from the management:

The policy is being updated to be submitted to approval.

Translator's Note:

At the upper right margin of the first page originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 April 27 PM

3:04. FILE RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 22nd, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380


MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Señores
PRESIDENTE Y DEMAS MIEMBROS DE LA JUNTA DIRECTIVA
DE LA COMISION NACIONAL DE VALORES
Presente.



Yo, Alejandro Delfino T, en mi carácter de Presidente Ejecutivo de Manufacturas de Papel, C.A. (MANPA) SACA, por medio de la presente hago entrega formal de la carta a la gerencia emitida por los auditores externos de la empresa Lara, Marambio & Asociados correspondiente al ejercicio finalizado el 31 de diciembre de 2005, atendiendo a lo establecido en las Normas Relativas a la Información Periódica u Ocasional que deben Suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores.

En este sentido, y conforme a lo establecido en el artículo 3 y el artículo 5 numeral 2 de las Normas Relativas a la Información Periódica u Ocasional que deben suministrar las personas sometidas al control de la Comisión Nacional de Valores, y al artículo 20 de la Ley de Mercado de Capitales: Solicitamos ante la Comisión Nacional de Valores mantener en forma confidencial la información contenida en la carta a la gerencia anteriormente mencionada.

En Caracas, a los 26 días del mes de abril de 2006

Atentamente

Alejandro Delfino T.
Presidente Ejecutivo
adelfino@manpa.com.ve
teléfono: 0212.901.23.13



Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Memorándum de Observaciones y Recomendaciones

Al 31 de diciembre de 2005

Deloitte.

Lara Marambio & Asociados
Torre Corp Banca, Piso 21,
Av. Blandín, La Castellana
Caracas 1060 - Venezuela

Tel: (58-212) 206 85 03
Fax: (58-212) 206 88 70
www.deloitte.com/ve

Valencia, 24 de febrero de 2006

A la Junta Directiva de
Manufacturas de Papel, C. A. (MANPA) S.A.C.A.

En relación con nuestra auditoría de los estados financieros de **Manufacturas de Papel, C. A. (MANPA) S.A.C.A. y filiales** por el año terminado el 31 de diciembre de 2005, hemos evaluado el sistema de control interno de la Compañía, tal como lo requieren las normas de auditoría de aceptación general en Venezuela. De acuerdo con estas normas, el propósito de dicha evaluación es establecer las bases de confiabilidad para determinar la naturaleza, oportunidad y alcance de los procedimientos de auditoría necesarios para expresar una opinión sobre los estados financieros.

Nuestra evaluación del sistema de control interno contable de la Compañía, no fue diseñada con el fin de expresar una opinión sobre el mismo y, en consecuencia, no necesariamente puede revelar todas las debilidades existentes, debido a que está basado en pruebas selectivas de los registros contables e información relacionada. Como es de su conocimiento, el mantenimiento de un adecuado sistema de control interno es responsabilidad de la Gerencia.

Este informe fue preparado solo para información y uso de la Junta Directiva y de la Gerencia, y no debe ser usado por ninguna otra parte diferente a las anteriormente indicadas.

Estamos a su disposición para aclarar cualquier duda con relación a los puntos incluidos en esta comunicación y colaborar con la gerencia de **Manufacturas de Papel, C. A. (MANPA) S.A.C.A.** en la implementación de nuestras sugerencias, si así lo consideran conveniente.

Atentamente,

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo
Socio

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Memorándum de Observaciones y Recomendaciones
Al 31 de diciembre de 2005

CONTENIDO

		Páginas
I.	EFECTIVO	1
II.	CUENTAS POR COBRAR	1
III.	CUENTAS POR PAGAR	3
IV.	INGRESOS	3
V.	GASTOS	5
VI.	NÓMINA	7
VII.	ASPECTOS LEGALES	9
VIII.	ASPECTOS GENERALES	10
IX.	SISTEMAS DE INFORMACIÓN	11

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.



Memorándum de Observaciones y Recomendaciones
Al 31 de diciembre de 2005

I. EFECTIVO

A. Conciliaciones bancarias

Observación:

Las conciliaciones bancarias al 31 de diciembre de 2005, contienen un número importante de partidas en conciliación, las cuales tienen una antigüedad superior a los 90 días, entendiéndose que algunos casos representan registros y referencias erradas por codificación de los auxiliares o por pequeñas diferencias que no se han logrado eliminar a la fecha.

Efecto sobre la eficiencia del control interno:

Las conciliaciones bancarias presentan una cantidad importante de partidas en conciliación que generan trabajo administrativo adicional. Asimismo, debido a la falta de identificación y registro oportuno de los depósitos podrían representar cobranzas recibidas de clientes.

Recomendación:

Recomendamos realizar análisis periódicos de las partidas en conciliación con el fin de identificar aquellas que se cruzan bien sea en el mismo banco o entre bancos diferentes y realizar oportunamente los ajustes y reclasificaciones en el período correspondiente, evitando que aumente su antigüedad, puesto que, mientras más antigua sea una partida en conciliación se hace más difícil la búsqueda de la aclaración.

Comentarios de la gerencia:

A raíz del cambio de sistema contable de CG a CEA (BPCS), se implementó un nuevo módulo de conciliaciones bancarias, el cual agiliza el proceso de conciliación y análisis de las partidas pendientes. Adicionalmente, se están analizando las partidas pendientes con Crédito y Cobranzas y Tesorería.

II. CUENTAS POR COBRAR

A. Depuración del auxiliar de cuentas por cobrar

Observación:

Los auxiliares de cuentas por cobrar comerciales al 31 de diciembre de 2005 de las divisiones Molino I/E/E, Higiénicos y Conversión incluyen documentos con saldos negativos cuya antigüedad excede de 120 días.

Efecto sobre la eficiencia del control interno:

La Compañía podría estar presentado saldos mal clasificados en su contabilidad debido a la improcedencia de las compensaciones de las partidas con saldo acreedor dentro de los auxiliares de cuentas por cobrar. Aunado a la situación anterior, la procedencia de estos saldos podría no ser la más idónea para gestionar con el cliente los cobros de las facturas pendientes.

Recomendación:

Se recomienda realizar una depuración del auxiliar con la finalidad de identificar y compensar las partidas relacionadas para así presentar adecuadamente los saldos de los clientes.

Comentarios de la gerencia:

Con la reestructuración de las actividades del departamento de Crédito y Cobranzas, así como el énfasis dado a partir del último trimestre del año 2005, al análisis de las cuentas de los clientes, los saldos de los documentos se han aplicado a las facturas correspondientes. Con las políticas implementadas, esta situación no debe repetirse.

B. Anticipos a proveedores

Observación:

Al 31 de diciembre de 2005, la Compañía mantiene registrados anticipos enviados a proveedores del exterior con antigüedad superior a 120 días. A continuación se detallan algunos ejemplos:

Nombre del Proveedor	Monto en US$	Monto en Bs.
TECHINDYNE CORPORATION	6.746,62	14.505.233
MAN ROLAND DUCKMASCHINEN A.G	8.282,93	17.808.299,50

Asimismo, la Compañía mantiene registrados anticipos pagados a proveedores nacionales con antigüedad superior a 90 días. A continuación se detallan algunos ejemplos:

Nombre del Proveedor	Fecha	Monto en Bs.
Servicios Industriales de Electricidad	Ene-05	8.100.000
Tyco Flow Control de Venezuela, C.A.	Jul-04	5.839.632

Efecto sobre la eficiencia del control interno:

Los saldos de anticipos por cobrar deben ser conformados regularmente ante cualquier compensación que pueda estar realizando el proveedor con el servicio prestado o con otras transacciones.

Recomendación:

Si bien es cierto que la Compañía realiza un seguimiento sobre los anticipos dados a proveedores, se recomienda mejorar los controles existentes a fin de darle disposición oportuna a aquellos montos antiguos.

Comentarios de la gerencia:

A partir del mes de enero, está prohibido otorgar anticipos a los proveedores. Adicionalmente, se continúan realizando las gestiones necesarias con el objeto de eliminar los anticipos pendientes a la fecha.

III. CUENTAS POR PAGAR

A. Pasivos no registrados

Observación:

Al 31 de diciembre de 2005, observamos facturas correspondientes a materiales recibidos en el ejercicio económico bajo revisión que fueron registradas en el período contable siguiente, por ejemplo:

Proveedor	N° de factura	Fecha factura	Fecha recepción (Ticket romana)	N° GRN	Fecha GRN	Fecha registro contable
Masterflex, CA	8633	22/12/2005	27/12/2005	18335	27/01/2006	28/01/2006
Masterflex, CA	8635	22/12/2005	27/12/2005	18334	27/01/2006	28/01/2006
Nalco Venezuela, S.C.A.	313548	29/11/2005	10/11/2005	17962	20/01/2006	20/01/2006
Nalco Venezuela, S.C.A.	313977	28/12/2005	30/12/2005	17526	06/01/2006	10/01/2006
LIPESA, C.A.	1649	29/12/2005	29/12/2005	17525	06/01/2006	10/01/2006

Efecto sobre la eficiencia del control interno:

Los estados financieros no incluyen los inventarios ni los pasivos correspondientes relacionados con las facturas antes mencionadas.

Recomendación:

Entendemos que en la mayoría de los casos la mercancía no es registrada al momento de su recepción, sino hasta que la misma sea aprobada por inspección de calidad, por lo que recomendamos implementar procedimientos para el registro de la mercancía que es recibida en los almacenes en una cuenta transitoria de "Inventario en análisis de calidad", por ejemplo, para así mantener un control sobre la mercancía recibida.

Comentarios de la gerencia:

Se tomará en cuenta esta recomendación, a fin de incluir en el procedimiento de Inventario, el registro de los inventarios en calidad de prueba.

IV. INGRESOS

A. Aprobaciones de precios de venta

Observación:

Durante la revisión de las actividades de control del Ciclo de Negocios de Ingresos de la división de Resmas Resmillas y Formas Continuas, se observaron diferencias entre los precios de ventas reflejados en las facturas seleccionadas versus los precios aprobados por la Gerencia de Mercadeo y Ventas. Algunas de ellas se mencionan a continuación:

Código	Cliente	Factura	Fecha factura	Código Ítem	Precio aprobado	Precio según factura
265091	Comercial Universal	177976	11/04/2005	2250000	7.544	8.200
265091	Comercial Universal	177976	11/04/2005	9410180	69.000	72.000
266006	Representaciones Super 88, C.A.	179204	30/06/2005	2250100	9.560	9.850
236047	Sup Enne 2000 Fuerza Armada, C.A.	179642	04/08/2005	1040220	74.363	74.500

Efecto sobre la eficiencia del control interno:

A pesar de que en todos los casos los precios utilizados superaban los establecidos y aprobados por la gerencia, no precisa que en otras ocasiones ésta situación se presente de manera contraria, originando la utilización de precios incorrectos y sin evidencia de que la gerencia aprobó dichos precios y por ende el incumplimiento de las políticas de control interno establecidas por la Compañía.

Recomendación:

Se recomienda utilizar los precios sugeridos y aprobados por la Gerencia de Mercadeo y Ventas; y cuando se utilicen precios y descuentos especiales para clientes específicos, dejar evidencia de la aprobación por parte de la gerencia que justifique los precios utilizados.

Comentarios de la gerencia:

Con fecha 31 de octubre de 2005 se emitió una Carta de Instrucción en donde se establece que no debe existir diferencia entre el precio aprobado (incluyendo los descuentos en factura) y el precio facturado.

B. Evidencia despacho mercancías

Observación:

En la revisión de las ventas realizadas por la División Sacos, se observaron que las facturas de clientes (copia retenida por el departamento de Ventas), no se encontraban selladas y firmadas por el cliente como constancia de recepción de la mercancía. A continuación se mencionan algunos ejemplos:

Fecha	Cliente	Factura
23/12/2005	Central El Palmar, S.A.	59432
23/12/2005	Molinos Venezolanos C.A.	59434
23/12/2005	Molinos Nacionales, C.A.	59435
26/12/2005	Molinos Venezolanos C.A.	59437
11/01/2006	Molinos Venezolanos C.A.	59439
12/01/2006	Central El Palmar, S.A.	59441

En estos casos, la Compañía no conserva evidencia de la fecha de recepción de la mercancía por parte del cliente, que respalde los despachos efectuados por la división.

Recomendación:

Se recomienda llevar un control de las facturas firmadas y selladas por el cliente a través del número correlativo, que permita asegurar que los clientes firmaron las notas de remisión por todos los envíos efectuados, lo cual representa la prueba de que efectivamente se realizó la entrega.

Comentarios de la gerencia:

Se tomaron las medidas necesarias para evitar que se vuelva a presentar esta situación.

V. GASTOS

A. Corte de gastos

Observación:

Durante la revisión selectiva de los gastos registrados en el año observamos gastos de periodos anteriores registrados en el período bajo revisión, como por ejemplo:

a. Los honorarios profesionales por participación de la Junta Directiva causados no se registraron en su oportunidad, los mismos se registraron el 10 de marzo de 2005.

b. El gasto por mantenimiento y soporte continuo de BPCS correspondiente al periodo desde el 1° de enero al 31 de diciembre de 2004 según factura A-099 emitida el 6 de febrero de 2004 y recibida por la entidad el 12 de agosto de 2004.

Efecto sobre la eficiencia del control interno:

El registro extemporáneo de los gastos repercute negativamente sobre las cifras presentadas en los estados financieros de la Compañía.

Recomendación:

Se recomienda asegurar que todos los servicios recibidos en el periodo sean registrados en el momento en que el gasto se haya causado; asimismo, se recomienda definir actividades de control, que permitan asegurar el corte apropiado de las transacciones y el envío oportuno de la factura por parte del proveedor.

Comentarios de la gerencia:

Se tomarán los correctivos necesarios.

B. Incumplimiento de las disposiciones relacionadas con la impresión y emisión de facturas y otros documentos

Durante la revisión de la documentación soporte de ciertos registros contables se observaron ciertas facturas de proveedores que no cumplen con lo establecido en el Decreto 320 sobre disposiciones relacionadas con la impresión y emisión de facturas y otros documentos, el cual en su artículo 2, establece los requisitos de los documentos (facturas). En el requisito "m" del citado artículo, se establece que los documentos deben llevar la denominación o razón social y domicilio fiscal del adquiriente del bien o receptor del servicio. A continuación citamos algunos ejemplos donde las facturas no cumplen con el requisito antes mencionado:

Proveedor	N° Factura	Fecha		Monto
PDVSA GAS, S.A.	602720	08/01/2006	Bs.	179.801.438,00
Agroindustrial Mandioca, C.A.	140000673	26/01/2006	Bs.	72.451.560,00
Albany Internacional de México S.A. de CV	PMC 19865	12/09/2005	US$	26.040,75
Paper Converting Machine Company	90261437	07/10/2005	US$	8.157,36
Honeywell Perú, S.A.	HAR-C105-0179	26/01/2005	US$	315.963,00




Efecto sobre la eficiencia del control interno:

Es importante señalar que debido a la falta de cumplimiento con la normativa legal vigente en materia fiscal, la Compañía podría ser objeto de multas y/o sanciones; así mismo, en materia de Impuesto al Valor Agregado los créditos fiscales soportados por facturas que no cumplan con todos los requisitos legales exigidos por la normativa antes mencionada podrían ser rechazados por la administración tributaria en caso de una eventual fiscalización.

Recomendación:

Con la finalidad de evitar multas y/o sanciones se recomienda: (a) cumplir a cabalidad con las normativas legales en material fiscal; y (b) suministrar a sus proveedores toda la información necesaria para que las facturas indiquen los datos fiscales exactos de la Compañía y mantener un seguimiento continuo sobre tales documentos que soportan la adquisición de bienes o la recepción de servicios.

Comentarios de la gerencia:

En reiteradas oportunidades se ha notificado a todo el personal de MANPA, que no pueden recibirse documentos que no cumplan con lo establecido en la Resolución 320. Sin embargo, se volverá a realizar el recordatorio, y se insistirá con los departamentos de Compras y Contabilidad, la exigencia obligatoria de este requisito, antes de proceder al registro contable.

C. Compra de equipos de computación sin documentación soporte

Observación:

Se observó que en el movimiento de la cuenta de gastos no deducibles existen varios registros por la compra de equipos de computación sin factura que suman Bs. 60.363.000.

Efecto sobre la eficiencia del control interno:

Aún cuando el desembolso se registró como un gasto no deducible por no poseer factura, los bienes adquiridos se están dejando de registrar como un activo fijo de la Compañía o se está dejando de deducir como un gasto si estuviese adecuadamente soportado por la documentación correspondiente.

Recomendación:

Se recomienda soportar adecuadamente los desembolsos realizados por la Compañía para la adquisición de bienes, con la finalidad de evitar el registro de gastos clasificados como "No deducibles" para efectos del cálculo del gasto por concepto de Impuesto sobre la Renta.

Comentarios de la gerencia:

Se tomarán los correctivos necesarios.

VI. NÓMINA

A. La información relativa al tiempo y asistencia registrada (Tarjetas Reloj, Informes de Novedades Semanales) no refleja el tiempo real trabajado

Observación:

Al revisar la evidencia documental (tarjetas reloj, informes de novedades semanal) de varios períodos de la nómina diaria, se observó ciertos casos que no fueron efectivamente revisados y conciliados, aun cuando se encontraban aprobados por la gerencia. Estos casos se mencionan a continuación:

- En la revisión de la nómina correspondiente a la semana 29 del trabajador Rodolfo Gómez Vizcaya, se observó la cancelación de 20 horas extras en jornada diurna, tal como lo señala la tarjeta reloj; no obstante en el Informe de Novedades Semanales autorizado por el Gerente de Litografía, departamento donde labora el trabajador, se aprobó el otorgamiento de 22,5 horas de sobretiempo en horas extras diurnas. Las diferencias observadas en la documentación no fue aclarada por los analistas, por lo que no se tomó en cuenta lo considerado por el Gerente de departamento en el Informe. Las 2,5 horas adicionales no han sido canceladas hasta la fecha.

- En la nómina correspondiente a la semana 41 del trabajador antes mencionado, se observó el pago de horas extras diurnas por un total de 23 horas, tiempo registrado en la tarjeta reloj de dicho trabajador; sin embargo, el Informe de Novedades Semanal autorizado por el Gerente de Litografía, señala 19,5 horas de sobretiempo en horas extras diurnas. Se constató que los informes semanales que elaboran los jefes, supervisores y gerentes de áreas no coinciden con las tarjetas reloj y las diferencias no son aclaradas por el personal que concilia y revisa la documentación relativa al control de tiempo.

- En la nómina correspondiente a la semana 41, se observó la orden de pago del trabajador Juan E. La Madrid donde señala la cancelación de 23 horas extras diurnas igualmente autorizadas por el gerente del departamento en el informe respectivo; no obstante, la tarjeta refleja 28 horas extras. Adicionalmente, en esta semana otro Informe de Novedades Semanales indica la autorización de 12 horas extras nocturnas las cuales no fueron canceladas.

- Para la nómina correspondiente a la semana 38 de la trabajadora Lissette Rivero M., no se observó documentación soporte en las carpetas de la semana, de los informes o resúmenes de variación de personal, de la deducción realizada según orden de pago de Bs. 16.554,00 por concepto de Farmacia.

Efecto sobre la eficiencia del control interno:

Las discrepancias entre las horas extras canceladas y las efectivamente autorizadas por los jefes y supervisores de departamento (tiempo real trabajado), podrían originar reclamos indeseados por parte de los trabajadores.

Recomendación:

Con relación a las observaciones citadas anteriormente se recomienda lo siguiente:

- Obtener toda la información soporte de las deducciones, reposos e inasistencias autorizadas, de manera que se logre demostrar los montos que se señalan en la orden de pago de los trabajadores.

- Comunicar las diferencias presentadas en la información generada por los supervisores, jefes y gerentes en los informes de novedades con respecto a las tarjetas reloj, a fin de registrar el tiempo real trabajado por cada empleado asalariado así como también obtener oportunamente la justificación y argumentos de las diferencias autorizadas.

Comentarios de la gerencia:

Se tomarán los correctivos necesarios.

B. Expedientes de los trabajadores

Observación:

Durante la revisión selectiva a ciertos expedientes de trabajadores se observó lo siguiente:

Nombre del Trabajador	División	Observación
Acevedo, Edgar	Corporativa	No se encontró la Forma 14-02 Inscripción al Seguro Social Obligatorio.
Jouzas Rinkevicius Parra	Higiénicos	El documento de contrato del trabajador no especifica: fecha de ingreso, fecha de terminación de contrato, salario diario y fecha de lapso de prórroga de contrato a tiempo. Todos estos campos se encuentran en blanco en el expediente.
La Madrid, Juan Enrique	Escolares	Documentos sin firma por parte de la compañía: Maestro - Ingreso de Personal, solicitud de seguro de vida y accidentes personales, incremento de salarios por Decretos Presidenciales.
Mejía Castro, Ricardo José.	Conversión	En el expediente del trabajador se indica que devenga Bs. 13.500 diarios y en el sistema se realiza el cálculo por Bs. 14.500; falta la documentación que soporte el aumento de Salario "Solicitud de Cambio". (El aumento no fue concedido por Decreto Presidencial)

Efecto sobre la eficiencia del control interno:

Con relación a las observaciones antes citadas podemos mencionar lo siguiente:

- Al haber un atraso en la entrega de la planilla de ingreso de los trabajadores (14-02) se está incumpliendo con el plazo legal vigente, hecho que podría originar sanciones para la Compañía.

- No se está cumpliendo con las formalidades mínimas con relación a la documentación que debe estar contenida en el expediente de los trabajadores que laboran en la Compañía.

Recomendación:

Con el objeto de mejorar el control interno de la Compañía, recomendamos lo siguiente:

- Enviar las planillas 14-02 dentro del plazo legal vigente siempre que un trabajador sea ingresado a la Compañía.

- Rellenar todos los campos de las planillas que contienen los expedientes, con la finalidad de soportar adecuadamente la información transferida al sistema de nómina.

- Archivar en el expediente todos los documentos relacionados con la evolución del trabajador para llevar un control adecuado sobre la historia del desarrollo de la persona durante su permanencia en la Compañía. Asimismo, se recomienda conservar los soportes de las autorizaciones de la gerencia para realizar las diferentes modificaciones en el archivo maestro de nómina.

Comentarios de la Gerencia:

Se tomarán los correctivos necesarios.

VII. ASPECTOS LEGALES

A. Retrasos en el cumplimiento de los deberes formales relacionados con el Instituto Venezolano de Seguro Social

Observación:

Observamos que la Compañía está realizando los pagos al Sistema de Autoliquidación Nacional de Compañías (SANE) fuera de los plazos establecidos.

Efecto sobre la eficiencia del control interno:

La extemporaneidad en la cancelación de las obligaciones así como el imcumplimiento de otros deberes formales, puede generar sanciones y multas en caso de fiscalizaciones por parte de los organismos competentes.

Recomendación:

Se recomienda establecer los controles necesarios y prestar especial atención al cumplimiento de los calendarios y plazos legales establecidos por los organismos competentes.

Comentarios de la Gerencia:

Se tomarán los correctivos necesarios.

B. Retrasos en los pagos por concepto de impuestos municipales

Observación:

Observamos que la Compañía está realizando los pagos de ciertos impuestos municipales fuera de los plazos establecidos por las ordenanzas, tal como se detalla a continuación:

Trimestre	Fecha límite	Fecha de pago	Retraso (días)	Monto Bs.	
Municipio Girardot – Edo. Aragua:					
Tercero	29/07/2005	05/09/2005	38	403.453.229	*
Municipio Simón Bolívar – Edo. Anzoátegui:					
Primero	30/01/2005	29/04/2005	89	13.087.281	
Municipio Antolin Del Campo – Edo. Nueva Esparta:					
Primero	30/01/2005	14/04/2005	74	9.862.141	
Segundo	30/04/2005	30/06/2005	61	9.862.141	
Tercero	30/07/2005	10/10/2005	72	9.862.141	

Recomendación:

Se recomienda establecer los controles necesarios y prestar especial atención al cumplimiento de los calendarios y plazos legales establecidos por los organismos competentes, a fin de evitar multas y/o sanciones por parte de los organismos competentes.

Comentarios de la Gerencia:

Se realizó un Cronograma de Pagos de Patente de Industria y Comercio, a fin de velar por el oportuno cumplimiento de esta obligación.

VIII. ASPECTOS GENERALES

A. Sub-utilización del sistema de contabilidad "CEA" implementado por la Compañía

Observación:

De acuerdo con lo que hemos podido observar del nuevo sistema de contabilidad, pareciera que no se han utilizado todas las herramientas que ofrece, las cuales facilitarían las tareas de análisis de cuenta y emisión de informes financieros, tales como: composición de activos y pasivos en moneda extranjera, saldos por cobrar o por pagar a compañías relacionadas detallados por cada una de ellas, reporte de anticipos pagados a proveedores detallados por proveedor, y en términos generales, los detalles de las cuentas auxiliares.

Efecto sobre la eficiencia del control interno:

El cambio de sistemas ha traído como consecuencia una mayor inversión de tiempo en la realización de procesos manuales complementarios, por desconocimiento de las herramientas que ofrece.

Recomendación:

Con la finalidad de agilizar los procesos de análisis de cuenta y emisión de informes financieros, recomendamos la implementación de la totalidad de las herramientas auxiliares que ofrece el sistema, que permitan reducir al mínimo la inversión de tiempo en la realización de procesos manuales adicionales.

Comentarios de la Gerencia:

Se están evaluando todas las necesidades de los usuarios, con la finalidad de optimizar la utilización del sistema.

IX. SISTEMAS DE INFORMACIÓN

A. Planeación de la continuidad del negocio

Observación:

Durante nuestra revisión se pudo conocer que la Compañía no cuenta con procedimientos documentados correspondientes al Plan de Continuidad del Negocio, el cual debe contemplar las medidas a tomar en caso de presentarse alguna eventualidad o desastre, con el fin de garantizar la continuidad de las operaciones de la compañía y salvaguardar los equipos de computación y datos. Sólo cuenta con planes de contingencia que están desactualizados.

Efecto sobre la eficiencia del control interno:

- La Compañía podría incurrir en dificultades financieras innecesarias en caso de presentarse alguna contingencia y/o interrupción no planeada debido al desconocimiento por parte del personal de la compañía de los responsables involucrados en los procesos críticos en las diferentes áreas, lo que puede ocasionar una inadecuada segregación de funciones o un retrabajo innecesario.

- Daños y/o pérdidas de datos importantes, programas y documentación que son activos esenciales de la compañía.

- Las acciones se tomarían basadas en la experiencia del personal involucrado y no derivando de un análisis de los mecanismos idóneos a implementar por tipo de contingencia, esto pudiese ocasionar toma de decisiones erradas, confusión y ambigüedad.

Recomendación:

Se sugiere diseñar, desarrollar, implantar, probar y difundir un Plan de Continuidad General del Negocio, a fin de maximizar las oportunidades de apoyo del personal en caso de siniestros.

Un plan de continuidad general de la compañía deberá contener, entre otros, los siguientes aspectos:

- Información general del plan de recuperación (v.g: organización del plan, objetivos y alcances del plan de recuperación, funciones críticas del negocio, etc.).
- Implantación del plan de continuidad (priorizar las operaciones de la compañía y definir responsables directos e indirectos para la reactivación de las mismas luego del siniestro).
- Plan de pruebas.
- Mantenimiento del plan de continuidad.
- Matriz de riesgos para priorizar el plan de acuerdo a la contingencia presentada.
- Definición de la documentación de la aplicación del plan de continuidad por áreas y resultados obtenidos, luego de controlar la situación presentada.

Comentarios de la Gerencia:

Se establecerá un plan de trabajo para la elaboración del mismo.

B. Políticas y procedimientos desactualizados

Observación:

Se pudo conocer que la compañía mantiene políticas y procedimientos documentados. Sin embargo, los mismos no han sido actualizados, por lo que algunos no se ajustan a las prácticas actuales del área; entre ellos cabe mencionar:

- Creación de perfiles de usuario y asignación de privilegios de acceso en AS/400.
- Valores de seguridad del AS/400.
- Eliminación de los perfiles de usuario en AS/400.
- Políticas y procedimientos referentes a las pruebas y liberaciones de las adaptaciones realizadas por los analistas de desarrollo.

Efecto sobre la eficiencia del control interno:

El carecer de adecuadas políticas y procedimientos actualizados, que se cumplan a cabalidad, incrementa la posibilidad de:

Exponer la disponibilidad de los medios de almacenamiento e información y el uso ineficaz de los recursos.

Uso inadecuado de los activos de información por parte de cualquier empleado de la compañía, debido a que no se cuenta un documento formal donde se establezcan compromisos o se regule el cumplimiento de las obligaciones con la compañía o se indiquen los límites permitidos y las sanciones respectivas.

Recomendación:

Se recomienda actualizar las políticas ya documentadas y ponerlas en práctica, una vez aprobadas por la gerencia.

Asimismo, establecer los medios y la periodicidad de la difusión a todos los empleados sobre las políticas, para ayudar a garantizar la integridad de los recursos que se utilizan en la organización

Comentarios de la Gerencia:

Entre los planes de Informática para el primer semestre del año 2006, está la revisión de la documentación sobre políticas y normas de los equipos iSeries (AS/400), para proceder a su actualización y respectiva aprobación. Estas actividades deben terminar antes de que concluya el primer semestre de este año.

C. Condiciones de la sala de servidores

Observación:

Se pudo conocer que al sistema integrado de supresión de incendios de la sala de servidores, cuya preservación es responsabilidad del Departamento de Seguridad Integral, no ha recibido servicio de mantenimiento preventivo desde hace más de 2 años.

Efecto sobre la eficiencia del control interno:

Esta situación puede incrementar los niveles de exposición que afectarían la integridad, seguridad de la data y servidores, especialmente:

- Daños a los servidores (los cuales constituyen activos importantes para la compañía) por el inadecuado desempeño de los equipos de supresión de fuego, lo que adicionalmente puede traer como consecuencia la pérdida total o parcial de la información que reside en los mismos.

Recomendación:

Se recomienda la realización del mantenimiento preventivo a la brevedad posible del equipo integrado de supresión de incendios, posteriormente se recomienda seguir las revisiones trimestrales y anuales.

Comentarios de la Gerencia:

Se hará el seguimiento respectivo con el área de Seguridad Integral para corregir esta situación.

D. Administ[illegible]BPCS – AS/ 400

Observaci[illegible]

Durante l[illegible]que no existe una comunicación fluida entre el departamento de Recursos [illegible]ento de Informática, lo que dificulta la administración de los usuarios d[illegible]entas de correo.

Efecto so[illegible]ntrol interno:

La falta d[illegible]entre el departamento de Recursos Humanos y el departamento de Inform[illegible]s de personal dificulta en gran medida el proceso de eliminaci[illegible]encias de los sistemas de aplicación y manejador de correo, afectand[illegible]uarios y licencias que realmente están activos en la compañía.

Recome[illegible]

Se reco[illegible]anal formal de comunicación sobre los egresos e ingresos de personal[illegible]de Recursos Humanos hacia el departamento de Informática, tomand[illegible]o involucrar a las áreas de base de datos y atención al usuario para el c[illegible]encias y accesos.

Realizar [illegible]n y depuración de aquellos usuarios que aún se encuentran creados [illegible]que ya fueron dados de baja en la compañía.

Coment[illegible]

Existe u[illegible]Acceso a la Red" de fecha Mayo 2004 que establece la obligació[illegible]Humanos de enviar la lista de trabajadores egresados de la compañí[illegible]

Se proced[illegible]ción insistiendo con la Gerencia de Recursos Humanos sobre la importan[illegible]atos.

E. Aplicació[illegible]bre los perfiles de usuarios BPCS-AS/400

Observac[illegible]

Durante l[illegible]que no se aplican correctamente las políticas establecidas para la creación d[illegible]ema operativo AS/400 y el software aplicativo BPCS:

- Se es[illegible]itos y no 10 para el ID de usuario.
- No s[illegible]ador de tipo de personal (Empleado o Contratado).
- El id[illegible]isión es de un solo digito, la política expresa que deben ser dos (2) dígit[illegible]

Por otra parte se encontró que existen usuarios cuyos ID no corresponden con las políticas, que expresan que se debe colocar la inicial del primer nombre y el apellido o en su defecto la inicial del primer nombre seguido de la inicial del segundo nombre y el apellido. ej:

ID Usuario	U6MFARIA
Descripción Sistema	Mercedes Farias
Nombre según RRHH	Farias R. Yrmis M.

Efecto sobre la eficiencia del control interno:

El no poseer una adecuada descripción de los usuarios dificulta la asociación con respecto al ID, así como la verificación con el maestro de empleados y su ubicación a nivel funcional.

Recomendación:

Recomendamos realizar una evaluación y estandarización de las descripciones de los usuarios a nivel de los maestros en los sistemas verificando incluso la ortografía (ya que se detectó errores en los nombres de los empleados), lo que permitirá facilitar el proceso de comparación con el listado de empleados de la compañía.

Para ello sugerimos:

- Colocar los apellidos y nombres seguidos por un guión y posteriormente el departamento en que se encuentra.

- Seguir un formato uniforme.

- Evitar el uso de acentos y/o (Ñ-ñ) debido a la configuración de los sistemas.

Ej:

U6MFILO	Filo C. Marisela A. - Mercadeo y Ventas
U6ARODRI	Rodriguez A. Adeily - Crédito y Cobranza
U1PNUNEZ	Nunez B. Pablo M. - Compras Corporativa

Comentarios de la Gerencia:

La política está siendo actualizada para someterla a aprobación.

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---------------------------------

[Letterhead of MANPA]

Caracas, June 23, 2006.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attn.: National Securities Registry

Dear Sirs:

This is to inform you that on June 16, 2006 SERIES III corresponding to Issuance 2005-I of Commercial Papers of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. amounting to Bs.3,000,000,000.00 issued on February 16, 2005 up to June 16, 2006 for a 120-day term, at a yearly 10.50%, was paid up.

The amount paid amounted to ONE HUNDRED NINETY-FIVE MILLION FIVE HUNDRED SIXTY-ONE THOUSAND NINE HUNDRED SEVENTY-SEVEN BOLIVARS AND EIGHTY CENTS (Bs.195,561,977.80). In this connection, we attach hereto letters addressed to Banco Venezolano de Crédito and to Banco Mercantil authorizing to credit to the accounts of holders of Commercial Papers of this Series.

Having no further matter to discuss,

Sincerely,

Marina Fioravanti (signed) Illegible.

Treasury Corporate Manager.

mfioravanti@manpa.com.ve

Phone 9012335/ 9012329

Fax 9012317 --

Translator's Note:

At the upper right margin there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 June 26 AM 8:30 FILE RECEIVED." -------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 30th, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380


MANPA
DE VALORES
2006 JUN 26 AM 8

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, 23 de Junio de 2006.

SEÑORES
COMISION NACIONAL DE VALORES
Ciudad.-

Atn. Registro Nacional de Valores

Estimados señores:

Por medio de la presente les notificamos que en fecha 16 de Junio de 2006, se procedió a cancelar la SERIE III correspondiente a la Emisión 2005-I de Papeles Comerciales de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., por un monto de Bs. 3.000.000.000,oo emitida en fecha 16 de Febrero de 2005 hasta el 16 de Junio de 2006, por un plazo de 120 días, al 10.50% anual.

El monto cancelado alcanzo la cantidad de CIENTO NOVENTA Y CINCO MILLONES QUINIENTOS SESENTA Y UN MIL NOVECIENTOS SETENTA Y SIETE CON 80/100 Bolívares (Bs. 195.561.977,80). En este sentido se anexan cartas dirigida al Banco Venezolano de Crédito y al Banco Mercantil autorizando a acreditar a las cuentas de los tenedores de Papeles Comerciales de esta Serie.

Sin más a que hacer referencia,

Atentamente,

Marina Fioravanti
Gerente Corporativo de Tesorería
mfioravanti@manpa.com.ve
Tel. 901.2335 / 901.2329
Fax 901.2317

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, June 23, 2006.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attn.: National Securities Registry

Dear Sirs:

This is to inform you that SERIES IV corresponding to Issuance 2005-I of Commercial Papers of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. amounting to Bs.3,000,000,000.00 issued on June 16, 2006 up to September 15, 2006 for a 91-day term, at a yearly 8.50% was fully placed as follows:

Date of security 6/16/06 Par value Bs.2,900,000,000.00

Date of Security 6/20/06 Par value Bs.100,000,000.00

Having no further matter to discuss,

Sincerely,

Marina Fioravanti (signed) Illegible.

Treasury Corporate Manager.

mfioravanti@manpa.com.ve

Phone 9012335/ 9012329

Fax 9012317 ---

Translator's Note:

At the upper right margin there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 June 26 AM 8:28 FILE RECEIVED." -----------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 30th, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072
Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, 23 de Junio de 2006.

SEÑORES
COMISION NACIONAL DE VALORES
Ciudad.-

Atn. Registro Nacional de Valores

Estimados señores:

Por medio de la presente les notificamos que la SERIE IV correspondiente a la Emisión 2005-I de Papeles Comerciales de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., por un monto de Bs. 3.000.000.000,oo emitida en fecha 16 de Junio de 2006 hasta el 15 de Septiembre de 2006, por un plazo de 91 días, al 8.50% anual fue colocada en su totalidad de acuerdo al siguiente detalle:

Fecha Valor 16-06-06 Valor Nominal Bs. 2.900.000.000,oo
Fecha Valor 20-06-06 Valor Nominal Bs. 100.000.000,oo

Sin más a que hacer referencia,

Atentamente,

Marina Fioravanti
Gerente Corporativo de Tesorería
mfioravanti@manpa.com.ve
Tel. 901.2335 / 901.2329
Fax 901.2317